Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-260839

PROSPECTUS SUPPLEMENT

(To Prospectus Dated May 12, 2023)

16,000,000 Shares

Vivid Seats Inc.

Class A Common Stock

$8.00 per share

The selling stockholder named in this prospectus supplement is selling 16,000,000 shares of our Class A common stock, par value $0.0001 per share (the “Class A common stock”), issuable upon the exchange of common units (“Intermediate Common Units”) of Hoya Intermediate, LLC (“Hoya Intermediate”) and shares of our Class B common stock, par value $0.0001 per share (the “Class B common stock”), which exchange will occur prior to the consummation of this offering. See “Selling Stockholder” and “Organizational Structure.” We will not receive any proceeds from the sale of the shares by the selling stockholder, including any shares of our Class A common stock that the selling stockholder may sell pursuant to the underwriters’ option to purchase additional shares.

The selling stockholder has granted the underwriters an option to purchase up to 2,400,000 additional shares of our Class A common stock.

Our Class A common stock is listed on the Nasdaq Global Select Market under the symbol “SEAT.” The last reported sale price of our Class A common stock on the Nasdaq Global Select Market on May 15, 2023 was $9.52 per share.

Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page S-9 of this prospectus supplement and on page 5 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$8.00	$128,000,000
Underwriting Discounts and Commissions(1)	$0.32	$5,120,000
Proceeds to the selling stockholder (before expenses)	$7.68	$122,880,000
(1)	See “Underwriting” for additional disclosure regarding the underwriting discounts and commissions and estimated offering expenses.

We are an “emerging growth company” as defined under the federal securities laws and, as such, we have elected to comply with certain reduced reporting requirements for this prospectus supplement and may elect to do so in future filings.

The underwriters expect to deliver the shares of our Class A common stock to the purchasers on or about May 22, 2023 through the book-entry facilities of The Depository Trust Company.

Citigroup	Morgan Stanley

BofA Securities	Deutsche Bank Securities	RBC Capital Markets	William Blair

Canaccord Genuity	D.A. Davidson & Co.	Piper Sandler	Raymond James

Academy Securities	Loop Capital Markets	Penserra Securities LLC	Tigress Financial Partners

May 17, 2023

Prospectus Supplement

Prospectus

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ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which contains the specific terms of this offering of our Class A common stock by the selling stockholder. The second part is the accompanying prospectus, which provides general information about us and securities that certain selling stockholders may offer from time to time. All of the information in this prospectus supplement will apply to this offering, but some of the general information in the accompanying prospectus does not apply to this offering and will be superseded by information in this prospectus supplement, as described below. Generally, when we refer to the “prospectus,” we are referring to both parts combined.

We are responsible for the information contained in this prospectus supplement and the accompanying prospectus. We, the selling stockholder and the underwriters have not authorized anyone to give you any other information, and we, the selling stockholder and the underwriters take no responsibility for any other information that others may give you. Neither we, the selling stockholder nor the underwriters are making an offer of the Class A common stock in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus supplement and the accompanying prospectus is only accurate as of the respective dates of such documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

If the information set forth in this prospectus supplement varies in any way from the information set forth in the accompanying prospectus, you should rely on the information contained in this prospectus supplement.

You should not consider any information in this prospectus supplement or the accompanying prospectus to be investment, legal or tax advice. You should consult your own counsel, accountants and other advisers for legal, tax, business, financial and related advice regarding the purchase of the Class A common stock offered by this prospectus supplement.

MARKET AND INDUSTRY DATA

This prospectus supplement and the accompanying prospectus include industry and market data that we obtained from periodic industry publications, third-party studies and surveys, filings of public companies in our industry, third-party analyses and internal company surveys. These sources include government and industry sources. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. Although we believe the industry and market data to be reliable as of the date of this prospectus supplement or the accompanying prospectus, this information could prove to be inaccurate. Industry and market data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. In addition, we do not know all of the assumptions regarding general economic conditions or growth that were used in preparing the forecasts from the sources relied upon or cited herein.

The information contained in this prospectus supplement and the accompanying prospectus concerning our industry and the market in which we operate, including our general expectations and market position, market opportunity and market size, is based on the information described above and on assumptions that we have made based on that data and similar sources. This information involves a number of assumptions and limitations and is inherently imprecise, and you are cautioned not to give undue weight to these estimates. In addition, the industry in which we operate, as well as the projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate, are subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” herein and in the accompanying prospectus. These factors could cause results to differ materially from those expressed in these publications and other sources.

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WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of our Class A common stock being offered by this prospectus supplement and the accompanying prospectus. This prospectus supplement and the accompanying prospectus do not contain all of the information set forth in the registration statement. For further information with respect to the Company and the shares of our Class A common stock, reference is made to the registration statement (including any post-effective amendments thereto) and its exhibits. Statements contained in this prospectus supplement or the accompanying prospectus as to the contents of any contract or other document are not necessarily complete.

We are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. Such materials may be accessed electronically by means of the SEC’s website at www.sec.gov. You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Vivid Seats Inc.

24 E. Washington Street, Suite 900

Chicago, Illinois 60602

(312) 291-9966

Copies of these filings are also available, without charge, on the SEC’s website at www.sec.gov and on our website at www.vividseats.com as soon as reasonably practicable after they are filed electronically with the SEC. The information contained on our website is not a part of this prospectus supplement or the accompanying prospectus.

TERMS USED IN THIS PROSPECTUS SUPPLEMENT

Unless we have indicated otherwise, or the context otherwise requires, references in this prospectus supplement and the accompanying prospectus to the terms “we,” “us,” “our,” “the Company” or “Vivid Seats” or other similar terms mean Vivid Seats Inc. and its subsidiaries.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus contain “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements concern future events and future results of the Company and are based on our current expectations, estimates, forecasts and projections about the industries in which we operate and the beliefs and assumptions of our management. In some cases, you can identify forward-looking statements by the use of words such as “may,” “could,” “expect,” “intend,” “plan,” “seek,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” “likely,” “will,” “would” and variations of these terms and similar expressions, or the negative of these terms or similar expressions. Such forward-looking statements are necessarily based upon estimates and assumptions that, while considered reasonable by us and our management, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to:

•	our ability to raise financing in the future;

•	our future financial performance;

•	our success in retaining or recruiting, or changes required in, our officers, key employees or directors;

•	our ability to pay dividends on our Class A common stock on the terms currently contemplated or at all;

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•	factors relating to our business, operations and financial performance, including, but not limited to;

○	our ability to compete in the ticketing industry;

○	our ability to maintain relationships with ticket buyers, sellers and distribution partners;

○	our ability to continue to improve our platform and maintain and enhance our brand;

○	the impact of extraordinary events or adverse economic conditions, such as inflation, rising interest rates and risks of recession, on discretionary consumer and corporate spending or on the supply and demand of live events;

○	our ability to comply with domestic regulatory regimes;

○	the impact of the COVID-19 pandemic on our business and the industries in which we operate;

○	our ability to successfully defend against litigation;

○	our ability to maintain the integrity of our information systems and infrastructure, and to mitigate possible cyber security risks;

○	our ability to generate sufficient cash flows or raise additional capital necessary to fund our operations; and

•	the risks discussed under the heading “Risk Factors” in the accompanying prospectus and other documents we filed or will file from time to time with the SEC.

These factors and the other risk factors described in this prospectus supplement and the accompanying prospectus are not necessarily all of the important factors that could cause our actual results, performance or achievements to differ materially from those expressed in or implied by any forward-looking statements. Other unknown or unpredictable factors also could harm our business, financial condition, results of operations or cash flows. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made, and we do not undertake or assume, and we hereby disclaim, any obligation to update publicly any of these forward-looking statements to reflect actual results, new information, future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

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SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this prospectus supplement. This summary does not contain all of the information you should consider before investing in our Class A common stock. You should carefully read this entire prospectus supplement and the accompanying prospectus, including the section entitled “Risk Factors” in this prospectus supplement herein and therein, before deciding whether to invest in our Class A common stock.

Overview

Vivid Seats is an online ticket marketplace that utilizes our technology platform to connect fans of live events seamlessly with ticket sellers. Our mission is to empower and enable fans to Experience It Live.

We believe in the power of shared experiences to connect people, with live events delivering some of life’s most exciting moments. We are relentless about finding ways to make event discovery and ticket purchasing easy, fun, exciting and stress-free. Our platform provides ticket buyers and sellers with an easy-to-use, trusted marketplace experience, ensuring fans can attend live events and create new memories. Over our history we have sold more than 125 million tickets to over 18 million customers. In 2022, we sold tickets to over 250,000 unique events on our platform.

We are a scaled, growing, and highly profitable secondary ticketing marketplace. During the years ended December 31, 2022, 2021, 2020 and 2019, our revenues were $600.3 million, $443.0 million, $35.1 million and $468.9 million, respectively, and Marketplace Gross Order Value (“Marketplace GOV”) was $3,184.8 million, $2,399.1 million, $347.3 million and 2,279.8 million, respectively. Adjusted EBITDA during the years ended December 31, 2022, 2021, 2020 and 2019 was $113.3 million, $109.9 million, $(80.2) million and $119.2 million, respectively. Our net income was $70.8 million for the year ended December 31, 2022. Our net loss was $19.1 million, $774.2 million and $53.8 million for the years ended December 31, 2021, 2020 and 2019, respectively. During the three months ended March 31, 2023, our revenues were $161.1 million and our Marketplace GOV was $855.5 million. During the three months ended March 31, 2022, our revenues were $130.8 million and our Marketplace GOV was $742.1 million. Our net income was $30.3 million and $3.1 million for the three months ended March 31, 2023 and 2022, respectively. Our Adjusted EBITDA was $42.4 million and $21.0 million for the three months ended March 31, 2023 and 2022, respectively. Adjusted EBITDA is a non-GAAP measure. See the section titled “Non-GAAP Financial Measures” for a reconciliation of Adjusted EBITDA to its most directly comparable GAAP measure, net income (loss).

We operate a technology platform and marketplace that enables ticket buyers to easily discover and purchase tickets from ticket sellers while enabling ticket sellers to seamlessly manage their end-to-end operations. As a two-sided marketplace, our customer base includes thousands of sellers. SkyBox has been the industry-leading ERP for professional sellers for years with an install base that includes more than 50% of professional sellers. Our broad swath of industry data from Skybox allows sellers to manage ticket inventories, adjust pricing, and fulfill orders across multiple ticket resale marketplaces.

On the buyer side, we continue to add new buyers and drive accretive repeat order activity. We know our buyers better than ever before and offer personalized recommendations and campaigns that are making an impact. To generate ticket sales, drive traffic to our website and mobile applications, and to build brand recognition, we have mutually beneficial partnerships with a number of content rights holders, media partners, product and service partners and distribution partners. As a result of this, we have seen strong growth in the number of marketplace orders placed on our platform, from 7.2 million orders in 2019 to 9.2 million orders in 2022. In addition, Vivid Seats Rewards, our loyalty program, includes a host of benefits ranging from surprise upgrades to exclusive game day experiences designed to cultivate brand awareness and lasting affinity for our platform. In tandem with our investments in loyalty and differentiated buyer experience, the portion of repeat orders placed on the Vivid Seats website or mobile applications has consistently increased from 47% in 2018 to 50% in 2019, 51% in 2021 and 56% in 2022.

Our platform is built on years of customer transactional and engagement data that provides us with deep insights into how to best connect ticket buyers with the experiences they seek. We understand the feeling of anticipation as the start of an event approaches and work diligently to enable fans to experience as many of these moments as possible. We seek to provide enriching customer engagement opportunities with personalized recommendations, engaging discovery options, a streamlined shopping experience and our Vivid Seats Rewards program, which allows ticket buyers to earn Reward Credits to spend on future orders and experience even more of their favorite events.

Our market opportunity is sizeable. According to Infiniti Research (Technavio), the North America secondary ticketing market (excluding sales related to movies) is projected to be $10 billion dollars in 2023. The market is expected to grow at a 12.5% CAGR from $9 billion in 2022 to $16 billion in 2027. We believe we have significant runway to grow both in our core and adjacent markets. Our Marketplace Revenues are diversified across event categories including sports (38% of 2022 Marketplace Revenues), concerts (49% of 2022 Marketplace Revenues) and theater (12% of 2022 Marketplace Revenues). A diversified mix across these three major categories broadens our opportunities and reduces seasonal variation in order volumes.

Emerging Growth Company Status

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As such, we are eligible, have taken advantage of and intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX”), reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.

We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the closing of the our predecessor’s initial public offering (December 31, 2026), (b) in which we have total annual gross revenue of at least $1.235 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common equity that is held by non-affiliates exceeds $700 million as of the prior June 30th; and (2) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

Private Equity Owner

We have a valuable relationship with our Private Equity Owner (as defined herein), which consists of certain investment funds affiliated with GTCR Fund XI/B LP, GTCR Fund XI/C LP and certain other entities affiliated with GTCR LLC (“GTCR”). Founded in 1980, GTCR is a leading growth-oriented private equity firm focused on investing in growth companies in the Healthcare, Financial Services & Technology, Technology, Media & Telecommunications and Growth Business Services industries. The Chicago-based firm pioneered The Leaders Strategy™—finding and partnering with management leaders in core domains to identify, acquire and build market-leading companies through transformational acquisitions and organic growth. Since its inception, our Private Equity Owner has invested over $24.0 billion in more than 270 companies. Our Private Equity Owner purchased its controlling interest in Vivid Seats on June 30, 2017.

Corporate Information

Vivid Seats was incorporated on March 29, 2021 under the laws of the state of Delaware. Our principal executive offices are located at 24 E. Washington Street, Suite 900, Chicago, Illinois 60602, and our telephone number is (312) 291-9966. Our website address is www.vividseats.com. Information contained on our website is not a part of this prospectus, and the inclusion of our website address in this prospectus supplement is an inactive textual reference only.

THE OFFERING

Selling stockholder	Hoya Topco, LLC, a Delaware limited liability company controlled by our Private Equity Owner and its affiliates (“Hoya Topco”).

Class A common stock offered by the selling stockholder	16,000,000 shares (or 18,400,000 shares if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

Class A common stock to be outstanding after this offering	93,610,779 shares (or 96,010,779 shares if the underwriters exercise their option to purchase additional shares of Class A common stock in full) (and 195,810,779 shares if all outstanding Intermediate Common Units were redeemed or exchanged for newly issued shares of Class A common stock on a one-for-one basis).

Class B common stock to be outstanding after this offering	102,200,000 shares (or 99,800,000 shares if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

Voting power held by holders of Class A common stock after giving effect to this offering	47.8% (or 49.0% if the underwriters exercise their right to purchase additional shares of Class A common stock in full).

Voting power held by holders of Class B common stock after giving effect to this offering	52.2% (or 51.0% if the underwriters exercise their right to purchase additional shares of Class A common stock in full) (or 0.0% if all outstanding Intermediate Common Units were redeemed or exchanged for a corresponding number of newly issued shares of Class A common stock).

Voting rights	Each share of Class A common stock and Class B common stock (collectively, our “common stock”) entitles its holder to one vote per share.

Holders of our Class A common stock and Class B common stock generally vote together as a single class on all matters requiring a stockholder vote.

Risk factors	Before investing in our Class A common stock, you should carefully read and consider the information set forth in “Risk Factors” beginning on page S-9 of this prospectus supplement and under the same heading in the accompanying prospectus.

Lock-up	We, our directors and executive officers, entities affiliated with Eldridge Industries, LLC (collectively “Eldridge”) and the selling stockholder have entered into lock-up agreements with the underwriters, pursuant to which we and they have agreed that we and they will not, subject to limited exceptions, directly or indirectly, for a period of 60 days after the date of this prospectus supplement and without the prior written consent of the representatives, dispose of or hedge any of our or their shares of Class A common stock or securities convertible into or exchangeable for shares of Class A common stock. For additional information, see “Underwriting.”

Use of proceeds	We will not receive any proceeds from the sale of the shares of our Class A common stock.

Redemption rights of the holders of Intermediate Common Units	Under the Second Amended and Restated LLC Agreement (as defined herein), holders of Intermediate Common Units (other than us) have the right (subject to the terms of the Second Amended and Restated LLC Agreement) to require Hoya Intermediate to redeem all or a portion of their Intermediate Common Units for, at our election, newly issued shares of Class A common stock on a one-for-one basis or a cash payment determined in accordance with the terms of the Second Amended and Restated LLC Agreement, provided the cash payment is funded from the proceeds from a substantially concurrent public offering or private sale of Class A common stock in accordance with the terms of the Second Amended and Restated LLC Agreement. Additionally, in the event of a redemption request from a holder of Intermediate Common Units, we may, at our option, effect a direct exchange of cash or Class A common stock for Intermediate Common Units in lieu of such a redemption. Shares of Class B common stock will be retired on a one-for-one basis if we, following a redemption request from a holder of Intermediate Common Units, redeem or exchange Intermediate Common Units of such holder pursuant to the terms of the Amended LLC Agreement.

Except for transfers to us pursuant to the Second Amended and Restated LLC Agreement or to certain permitted transferees, holders of Intermediate Common Units are not permitted to sell, transfer or otherwise dispose of any Intermediate Common Units or shares of Class B common stock.

Nasdaq symbol	“SEAT”

The number of shares of our Class A common stock that will be outstanding after this offering is based on 77,610,779 shares of Class A common stock outstanding as of March 31, 2023 and excludes:

•	118,200,000 shares of Class A common stock reserved for issuance upon the redemption or exchange of the same number of Intermediate Common Units and Class B common stock outstanding as of March 31, 2023;

•	9,698,759 shares of Class A common stock issuable upon the exercise of stock options outstanding as of March 31, 2023 having a weighted average exercise price of $10.26 per share;

•	4,524,374 shares of Class A common stock issuable upon the vesting and settlement of restricted stock units (“RSUs”) outstanding as of March 31, 2023 having a weighted average grant date fair value of $8.93 per share;

•	47,286,644 shares of Class A common stock issuable upon the exercise of warrants outstanding as of March 31, 2023 with exercise prices varying from $10.00 to $15.00 per share;

•	5,291,497 treasury shares available for reissuance;

•	3,094,658 shares of Class A common stock issuable under our 2021 Incentive Award Plan (the “2021 Plan”) as of March 31, 2023; and

•	3,383,810 shares of Class A common stock reserved for future issuance under our 2021 Employee Stock Purchase Plan as of March 31, 2023.

The number of shares of our Class B common stock that will be outstanding after this offering is based on 118,200,000 shares of Class B common stock outstanding as of March 31, 2023 and excludes up to 6,000,000 shares of Class B common stock issuable upon the exercise of warrants to purchase 6,000,000 shares of Class B common stock.

Unless otherwise indicated, all information in this prospectus supplement assumes the underwriters do not exercise their option to purchase up to 2,400,000 additional shares of Class A common stock.

NON-GAAP FINANCIAL MEASURES

We present Adjusted EBITDA, which is not a measure defined under generally accepted accounting principles in the United States (“GAAP”), because it is a measure frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Further, we believe this measure is helpful in highlighting trends in our operating results because it excludes the impact of items that are outside the control of management or not reflective of ongoing performance related directly to the operation of our business segments.

Adjusted EBITDA is a key measurement used by our management internally to make operating decisions, including those related to analyzing operating expenses, evaluating performance and performing strategic planning and annual budgeting. Moreover, we believe Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our results of operations and provides a useful measure for period-to-period comparisons of our business performance and highlighting trends in our operating results.

Adjusted EBITDA is not based on any comprehensive set of accounting rules or principles and should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP. Further limitations of Adjusted EBITDA are that it does not reflect all of the amounts associated with our operating results as determined in accordance with GAAP and may exclude costs that are recurring, such as interest expense, equity-based compensation, litigation, settlements and related costs and change in the value of warrants. In addition, other companies may calculate Adjusted EBITDA differently than us, thereby limiting its usefulness as a comparative tool. We compensate for these limitations by providing specific information regarding the GAAP amounts excluded from Adjusted EBITDA.

The following is a reconciliation of Adjusted EBITDA to its most directly comparable GAAP measure, net income (in thousands):

	FY 2019	FY 2020	FY 2021	FY 2022	Q1 2022	Q1 2023
Net income (loss)	$(53,848)	$(774,185)	$(19,129)	$70,779	$3,138	$30,272
Income tax expense (benefit)	—	—	304	(1,590)	76	285
Interest expense—net	41,497	57,482	58,179	12,858	3,942	3,280
Depreciation and amortization	93,078	48,247	2,322	7,732	1,385	2,598
Sales tax liability(1)	10,045	6,772	8,956	2,814	922	—
Transaction costs(2)	8,857	359	12,852	4,840	1,402	456
Equity-based compensation(3)	5,174	4,287	6,047	19,053	3,597	5,530
Senior management transition costs(4)	2,706	—	—	—	—	—
Loss on extinguishment of debt(5)	2,414	685	35,828	4,285	4,285	—
Litigation, settlements and related costs(6)	2,256	1,347	2,835	2,477	(14)	300
Severance related to COVID-19(7)	—	795	286	—	—	—
Change in fair value of warrants(8)	—	—	1,389	(8,227)	2,279	(327)
Change in fair value of contingent consideration(9)	—	—	—	(2,065)	—	34
Loss on asset disposals(10)	960	169	—	369	—	7
Impairment Charges(11)	—	573,838	—	—	—	—
Change to annual bonus program(12)	2,810	—	—	—	—	—
Change to Loyalty program stand-up costs(13)	3,223	—	—	—	—	—

Adjusted EBITDA	$119,172	$(80,204)	$109,869	$113,325	$21,012	$42,435

(1)	We have historically incurred sales tax expense in jurisdictions where we expected to remit sales tax payments but were not yet collecting from customers. During the second half of 2021, we began collecting sales tax from customers in the required jurisdictions. The sales tax liability presented herein represents the tax liability for sales tax prior to the date we began collecting sales tax from customers reduced by abatements received, inclusive of any penalties and interest assessed by the jurisdictions. The remaining historic sales tax liability payments were made during the year ended December 31, 2022.
(2)	Transaction costs consist of legal; accounting; tax and other professional fees; personnel-related costs, which consist of retention bonuses; and integration costs. Transaction costs recognized in 2023 were primarily related to legal expenses and retention bonuses related to Betcha Sports, Inc. (“Betcha” rebranded as “Vivid Picks”). Transaction costs recognized in 2022 were related to the merger transaction with Horizon (as defined herein) (the “Merger Transaction”), the acquisition of Betcha, our offering to the holders of our outstanding public warrants to receive shares of Class A common stock in exchange for each outstanding public warrant tendered by the holder and the refinancing of our 2017 $525.0 million term loan (the “June 2017 First Lien Loan”) with a new $275.0 million term loan. Transaction costs recognized in 2021 were related to the Merger Transaction and the acquisition of Betcha. Transaction costs recognized in 2020 were related to the acquisition of Fanxchange Ltd. in 2019. Transaction costs recognized in 2019 were related to the acquisition of Fanxchange Ltd. and an attempted acquisition that was ultimately abandoned. These transaction-related costs are not representative of normal, recurring, cash operating expenses.
(3)	We incur equity-based compensation expenses for profits interests issued prior to the Merger Transaction and equity granted according to the 2021 Incentive Award Plan (“2021 Plan”), which we do not consider to be indicative of our core operating performance. The 2021 Plan was approved and adopted in order to facilitate the grant of equity incentive awards to our employees and directors. The 2021 Plan became effective on October 18, 2021.
(4)	In 2019, we incurred costs associated with the transition to our current senior management team, including our Chief Executive Officer. These costs include recruiting costs and costs to compensate our Chief Executive Officer for benefits forfeited at his previous employer.
(5)	Loss on extinguishment of debt incurred in 2022 resulted from the extinguishment of the June 2017 First Lien Loan in February 2022. Loss on extinguishment of debt incurred in 2021 resulted from the retirement of our May 2020 $260.0 million first lien term loan and fees paid related to the early payment of a portion of the principal of the June 2017 First Lien Loan. Loss on extinguishment of debt incurred in 2020 resulted from the retirement of the revolving credit facility. Loss on extinguishment of debt incurred in 2019 resulted from the partial repayment of our June 2017 second lien term loan.
(6)	These amounts relate to external legal costs, settlement costs and related insurance recoveries, which were unrelated to our core business operations.
(7)	These charges relate to severance costs resulting from significant reductions in employee headcount due to the effects of the COVID-19 pandemic.
(8)	This relates to the modification of the terms of our warrants to purchase shares of Class A common stock in connection with the Merger Transaction and revaluation of warrants to purchase Intermediate Common Units held by Hoya Topco following the Merger Transaction.
(9)	This relates to the revaluation of Vivid Picks cash earnouts.
(10)	This relates to asset disposals, which are not considered indicative of our core operating performance.
(11)	We incurred impairment charges triggered by the effects of the COVID-19 pandemic during the year ended December 31, 2020. The impairment charges resulted in a reduction in the carrying values of our goodwill, indefinite-lived trademark, definite-lived intangible assets, and other long-lived assets.
(12)	We restructured our employee incentive compensation plan during 2019.
(13)	During August 2019, we initiated the Vivid Seats Rewards customer loyalty program. We incurred $3.2 million of initial stand-up costs related to the commencement of the program. These stand-up costs consist primarily of customer incentives and marketing costs, which are not expected to reoccur.

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. You should carefully consider the risks, uncertainties and other factors described in this prospectus supplement, together with all the other information contained in the accompanying prospectus. You should also consider the risks, uncertainties and other factors described in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes contained in the accompanying prospectus, as supplemented and updated by subsequent reports that we have filed or will file with the SEC, which may be amended, supplemented or superseded from time to time in any prospectus supplement and by other reports we file with the SEC in the future. See the section titled “Where You Can Find More Information.”

The occurrence of any of the risks we have identified or additional risks and uncertainties not presently known to us or that we currently believe to be immaterial could materially and adversely affect our business, results of operations, cash flows and financial condition. In that event, the market price of our Class A common stock could decline, and you could lose all or part of your investment. Please also see the sections titled “Special Note Regarding Forward-Looking Statements” and “Market and Industry Data” in this prospectus supplement.

Risks Related to this Offering and Ownership of Our Class A Common Stock

GTCR Fund XI/B LP, GTCR Fund XI/C LP, GTCR, Co-Invest XI LP, GTCR Golder Rauner, L.L.C., GTCR Golder Rauner II, L.L.C., GTCR Management, XI LLC and GTCR LLC (collectively, “Private Equity Owner”) control us, and its interests may conflict with ours or yours in the future.

Immediately following this offering, Hoya Topco will control approximately 52.2% of the voting power of our outstanding common stock (or approximately 51.0% if the underwriters’ option to purchase additional shares is exercised in full), which means that, based on its percentage of voting power controlled, our Private Equity Owner will continue to control the vote of all matters submitted to a vote of our stockholders. Thus, our Private Equity Owner will also continue to control the election of the members of our board of directors subject to the terms of the stockholders’ agreement dated October 18, 2021 we entered into with Hoya Topco (the “Stockholders’ Agreement”) and all other corporate decisions. Even when our Private Equity Owner ceases to control a majority of the total voting power, for so long as our Private Equity Owner continues to own a significant percentage of our common stock, our Private Equity Owner will still be able to significantly influence the composition of our board of directors and the approval of actions requiring stockholder approval. Accordingly, for such period of time, our Private Equity Owner has significant influence with respect to our management, business plans and policies, including the appointment and removal of our officers, decisions on whether to raise future capital and amending our charter and bylaws, which govern the rights attached to our common stock. In particular, for so long as our Private Equity Owner continues to own a significant percentage of our common stock, our Private Equity Owner will be able to cause or prevent a change of control (which could affect our obligations under the TRA (as defined herein)) or a change in the composition of our board of directors and could preclude any unsolicited acquisition of us. The concentration of ownership could deprive you of an opportunity to receive a premium for your shares of our Class A common stock as part of a potential sale and ultimately might affect the market price of our Class A common stock.

The Stockholders’ Agreement provides our Private Equity Owner the right to nominate to our board of directors (i) five directors, so long as our Private Equity Owner, in the aggregate, beneficially owns at least 24% of the aggregate number of shares of our common stock, of which at least one (1) will qualify as an “independent director” under applicable stock exchange regulations, (ii) four directors, so long as our Private Equity Owner, in the aggregate, beneficially owns at least 18% but less than 24% of our common stock, (iii) three directors, so long as our Private Equity Owner, in the aggregate, beneficially owns at least 12% but less than 18% of our common stock, (iv) two directors, so long as our Private Equity Owner, in the aggregate, beneficially owns at least 6% but less than 12% of our common stock and (v) until the date our Private Equity Owner, in the aggregate, beneficially owns a number of voting shares representing less than 5% of the aggregate number of shares of our common stock held, directly or indirectly, by our Private Equity Owner, one director. Pursuant to the foregoing provisions of the Stockholders’ Agreement, our Private Equity Owner will be able to designate the majority of the members of our board of directors and generally have control over our business and affairs. Our Private Equity Owner and its affiliates engage in a broad spectrum of activities, including investments in our industry generally. In the ordinary course of their business activities, our Private Equity Owner and its affiliates may engage in activities where their interests conflict with our interests or those of our other shareholders, such as investing in or advising businesses that directly or indirectly compete with certain portions of our business or are suppliers or customers of ours. Our amended and restated charter provides that our Private Equity Owner, any of its affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his or her director and officer capacities) will not have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. Our Private Equity Owner also may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. In addition, our Private Equity Owner may have an interest in pursuing acquisitions, divestitures and other transactions that, in its judgment, could enhance its investment, even though such transactions might involve risks to you or may not prove beneficial.

A portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our Class A common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our Class A common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our Class A common stock. Following the consummation of this offering, we, our executive officers, directors, Eldridge and the selling stockholder will be subject to a 60-day lock-up period provided under lock-up agreements executed in connection with this offering. See “Underwriting.” All of these shares will, however, be able to be resold after the expiration of the lock-up period, as well as pursuant to customary exceptions thereto or upon the waiver of the lock-up agreement by the representatives on behalf of the underwriters. In particular, the lock-up agreements executed by Eldridge and the selling stockholder include an exception allowing them to pledge, hypothecate or grant a security interest the Class A common stock that they beneficially own on the date of this prospectus supplement as collateral or security for any loan, advance or extension of credit. Should such stockholders enter into such loans, advances or extensions of credit and there is an event of default, if such stockholders fail to pledge additional cash collateral or repay a portion of such loan, advance or extension of credit when it is required to do so or if such stockholders otherwise fail to comply with the terms of such loan, advance or extension of credit, and the lender accelerates payment of all amounts outstanding under such loan, advance or extension of credit as a result of this non-compliance, then the lender could foreclose on the pledged shares and sell the shares of Class A common stock in the open market, which could cause the market price of our Class A common stock to decline. In addition, certain lenders under such loan, advance or extension of credit may elect at any time to hedge their exposure to the shares of Class A common stock in transactions that could directly or indirectly impact the price of our Class A common stock. Any of these circumstances (or the perception that they could occur), could create volatility in and/or significantly depress the market price of our Class A common stock and could potentially result in a change of control in us from the selling stockholder to a third party or loss of our status as a “controlled company.” See “Underwriting” for additional details on this exception to the lock-up agreements for Eldridge and the selling stockholder. In addition, the selling stockholder in this offering and Horizon Sponsor, LLC, a Delaware limited liability company (“Horizon Sponsor”), have certain demand registration rights that could require us in the future to file registration statements or conduct offerings in connection with sales of our stock by them. Such sales could be significant. Once we register these shares, they can be freely sold in the public market upon issuance. The market price of our Class A common stock could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them.

Future offerings of debt or equity securities by us may have a material adverse effect on the market price of our Class A common stock.

In the future, we may attempt to obtain financing or to further increase our capital resources by issuing additional shares of our Class A common stock or by offering debt or other equity securities. Any future debt financing could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which might make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. Moreover, if we issue debt securities, the debt holders would have rights to make claims on our assets senior to the rights of the holders of our Class A common stock. The issuance of additional shares of our Class A common stock or other equity securities or securities convertible into equity may dilute the economic and voting rights of our existing stockholders or reduce the market price of our Class A common stock or both. Debt securities convertible into equity could be subject to adjustments in the conversion ratio pursuant to which certain events may increase the number of equity securities issuable upon conversion. Preferred shares, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit our ability to pay dividends to the holders of our Class A common stock. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, which may have a material adverse effect on the amount, timing or nature of our future offerings. Thus, holders of our Class A common stock bear the risk that our future offerings may reduce the market price of our Class A common stock and dilute their stockholdings in us.

Our tax receivable agreement will require us to make cash payments to Hoya Topco (or other parties that become entitled to rights to payment under our TRA) in respect of certain tax benefits and such payments may be substantial. In certain cases, payments under our TRA may (i) exceed any actual tax benefits or (ii) be accelerated.

We are a party to a tax receivable agreement with Hoya Topco, Hoya Intermediate, GTCR Management XI, LLC (the “TRA Holder Representative”) and other TRA Holders (as defined in our TRA), dated October 18, 2021 (“TRA”). Pursuant to our TRA, we will generally be required to pay Hoya Topco and the other TRA Holders 85% of the amount of savings, if any, in U.S. federal, state, local, and foreign taxes that are based on, or measured with respect to, our net income or profits and any interest related thereto that our consolidated subsidiaries realizes, or is deemed to realize, as a result of certain tax attributes, which include:

•	existing tax basis in certain assets of Hoya Intermediate and certain of its subsidiaries, including assets that will be subject to depreciation or amortization, once placed in service;

•	tax basis adjustments resulting from taxable exchanges of Intermediate Common Units for Class A common stock acquired by us from a TRA Holder (as defined in our TRA) pursuant to the terms of Hoya Intermediate’s Second Amended and Restated Limited Liability Agreement, dated October 18, 2021 (the “Second Amended and Restated LLC Agreement”);

•	certain tax attributes of Blocker Corporations (as defined in the Second Amended and Restated LLC Agreement) holding Intermediate Common Units that are acquired by us pursuant to a reorganization transaction;

•	certain tax benefits realized by us as a result of certain U.S. federal income tax allocations of taxable income or gain away from us and to other members of Hoya Intermediate and deductions or losses to us and away from other members of Hoya Intermediate, in each case as a result of the Business Combination; and

•	tax deductions in respect of portions of certain payments made under our TRA.

Payments under our TRA generally will be based on the tax reporting positions that we determine (in consultation with an advisory firm and subject to the TRA Holder Representative’s review and consent). The Internal Revenue Service (“IRS”) or another taxing authority may challenge a position we take, and a court may sustain such a challenge. If any tax attributes we initially claimed or utilized are disallowed, the TRA Holders (as defined in our TRA) will not be required to reimburse us for any excess payments that we may have previously made pursuant to our TRA, for example, due to adjustments resulting from examinations by taxing authorities.

Rather, any excess payments made to such TRA Holders will reduce any future cash payments we are required to make under our TRA, after the determination of such excess. However, a challenge to any tax attributes we initially claimed or utilized may not arise for a number of years after such payment and such excess cash payment may be greater than the amount of future cash payments that we may be required to make under the terms of our TRA. As a result, there might not be future cash payments against which such excess can be applied and we could be required to make payments under our TRA in excess of our actual savings in respect of the tax attributes.

Moreover, our TRA provides that, in certain early termination events, we are required to make a lump-sum cash payment to all the TRA Holders equal to the present value of all forecasted future payments that would have been made under our TRA, which would be based on certain assumptions. The lump-sum payment could be material and could materially exceed any actual tax benefits that we realize subsequent to such payment.

The amount and timing of any payments under our TRA will vary depending upon a number of factors, including the timing of exchanges, the market price of our Class A common stock at the time of an exchange of Intermediate Common Units by a TRA Holder pursuant the Second Amended and Restated LLC Agreement and the amount and timing of the recognition of our income for applicable tax purposes. While many of these factors are outside of our control, the aggregate payments we will be required to make under our TRA could be substantial. There can be no assurance that we will be able to finance our obligations under our TRA in a manner that does not adversely affect our working capital and growth requirements.

Any payments we make under our TRA will generally reduce our overall cash flow. If we are unable to make timely payments for any reason, the unpaid amounts will be deferred and will accrue interest until paid. Additionally, nonpayment for a specified period and/or under certain circumstances may constitute a material breach and therefore accelerate payments. Furthermore, our future obligation to make payments could make us a less attractive target for an acquisition, particularly in the case of an acquirer that cannot use some or all of the tax attributes that may be deemed realized under our TRA.

Our only material asset is our direct and indirect interests in Hoya Intermediate, and we are accordingly dependent upon distributions from Hoya Intermediate to pay dividends, taxes and other expenses, including payments we are required to make under the TRA.

We are a holding company with no material assets other than our direct and indirect ownership of equity interests in Hoya Intermediate. As such, we do not have any independent means of generating revenue. We intend to cause Hoya Intermediate to make quarterly distributions to its members, including us, in an amount at least sufficient to allow us to pay all applicable taxes, to make payments under our TRA, and to pay our corporate and other overhead expenses. To the extent that we need funds, and Hoya Intermediate is restricted from making such distributions under applicable laws or regulations, or is otherwise unable to provide such funds, it could materially and adversely affect our liquidity and financial condition.

In certain circumstances, Hoya Intermediate will be required to make distributions to us and Hoya Topco, and the distributions that Hoya Intermediate will be required to make may be substantial.

Hoya Intermediate is treated, and will continue to be treated, as a partnership for U.S. federal income tax purposes and, as such, generally is not subject to U.S. federal income tax. Instead, its taxable income is generally allocated to its members, including us. Hoya Intermediate may make cash or tax distributions to the members, including us, as set forth in the Second Amended and Restated LLC Agreement calculated using an assumed tax rate, to provide liquidity to members to pay taxes on such member’s allocable share of the taxable income. Under applicable tax rules, Hoya Intermediate may be required to allocate net taxable income disproportionately to its members in certain circumstances. Because tax distributions are made pro rata on a per-common unit basis to all members and such tax distributions are determined based on the member with the highest assumed tax liability per common unit, Hoya Intermediate may be required to make tax distributions that, in the aggregate, exceed the amount of taxes that Hoya Intermediate would have paid if it were taxed on its net income at the assumed rate.

As a result of (i) potential differences in the amount of net taxable income allocable to us and to Hoya Topco, (ii) the lower maximum tax rate applicable to corporations than individuals and (iii) the use of an assumed tax rate in calculating Hoya Intermediate’s distribution obligations, we may receive distributions significantly in excess of our actual tax liabilities and our obligations to make payments under our TRA. If we do not distribute such cash balances as dividends on our Class A common stock and instead, for example, hold such cash balances or lend them to Hoya Intermediate, Hoya Topco would benefit from any value attributable to such accumulated cash balances as a result of its right to acquire shares of our Class A common stock or, at our election, an amount of cash equal to the fair market value thereof, in exchange for its Intermediate Common Units. We will have no obligation to distribute such cash balances to our shareholders, and no adjustments will be made to the consideration provided to an exchanging holder in connection with a direct exchange or redemption of Hoya Intermediate limited liability company interests under the Second Amended and Restated LLC Agreement as a result of any retention of cash by us.

The market price and trading volume of our securities may be volatile.

Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of our Class A common stock and warrants in spite of our operating performance. We cannot assure you that the market price of our Class A common stock and warrants will not fluctuate widely or decline significantly in the future in response to a number of factors, including, among others, the following:

•	the realization of any of these risk factors or the risk factors described in our most recent Annual Report on Form 10-K;

•	difficult global market and economic conditions;

•	loss of investor confidence in the global financial markets and investing in general;

•	adverse market reaction to indebtedness we may incur, securities we may grant under our 2021 Plan or otherwise, or any other securities we may issue in the future, including shares of our Class A common stock;

•	adverse market reaction to changes in our ownership or capital structure including a secondary offering for our Class A common stock;

•	unanticipated variations in our quarterly and annual operating results or dividends;

•	failure to meet securities analysts’ earnings estimates;

•	publication of negative or inaccurate research reports about us or the live events or ticketing industry or the failure of securities analysts to provide adequate coverage of our Class A common stock in the future;

•	changes in market valuations of similar companies;

•	speculation in the press or investment community about our business;

•	the trading activity of our largest stockholders;

•	the number of shares of our common stock that are available for public trading;

•	short sales, hedging and other derivative transactions involving our capital stock;

•	additional or unexpected changes or proposed changes in laws or regulations or differing interpretations thereof affecting our business or enforcement of these laws and regulations, or announcements relating to these matters; and

•	increases in compliance or enforcement inquiries and investigations by regulatory authorities.

We may pay dividends to our stockholders, but our ability to do so is subject to the discretion of our board of directors and may be limited by our holding company structure and applicable provisions of Delaware law.

Our board of directors may, in its discretion, pay a cash dividend to our stockholders. In addition, as a holding company, we are dependent upon the ability of Hoya Intermediate to generate earnings and cash flows and distribute them to us so that we may pay our obligations and expenses (including our taxes and payments under the TRA) and pay dividends to our stockholders. However, the ability of Hoya Intermediate to make such distributions is subject to its operating results, cash requirements and financial condition, restrictive covenants in our debt instruments and applicable Delaware law (which may limit the amount of funds available for distribution to its members). Our ability to declare and pay dividends to our stockholders is likewise subject to Delaware law (which may limit the amount of funds available for dividends). We may also enter into credit agreements or other borrowing arrangements in the future that restrict or limit our ability to pay cash dividends on our Class A common stock. If, as a consequence of these various limitations and restrictions, we are unable to generate sufficient distributions from our business, we may not be able to make, or may be required to reduce or eliminate, the payment of dividends on our Class A common stock. As a result, you may not receive any return on an investment in our Class A common stock unless you sell our Class A common stock for a price greater than that which you paid for it.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to “emerging growth companies” could make our Class A common stock less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to emerging growth companies, including:

•	not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of SOX;

•	reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation or golden parachute payments not previously approved.

Our status as an “emerging growth company” will end as soon as any of the following occurs:

•	the last day of the fiscal year in which we have more than $1.235 billion in annual revenue;

•	the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates;

•	the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; or

•	December 31, 2026.

We cannot predict if investors will find our securities less attractive if we choose to rely on any of the exemptions afforded emerging growth companies. If some investors find our securities less attractive because we rely on any of these exemptions, there may be a less active trading market for our securities and the market price of those securities may be more volatile.

Further, the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a registration statement under the Securities Act declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company, which is neither an “emerging growth company” nor a company that has opted out of using the extended transition period, difficult because of the potential differences in accounting standards used.

We are a “controlled company” within the meaning of Nasdaq listing standards and, as a result, qualify for, and rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to shareholders of companies that are subject to such requirements.

We qualify as a “controlled company” within the meaning of the corporate governance standards of Nasdaq. Under these rules, a listed company of which more than 50% of the voting power is held by an individual, group or another company is a controlled company and may elect not to comply with certain corporate governance requirements, including the requirements that (i) a majority of our board of directors consist of independent directors, (ii) we have a compensation committee that is composed entirely of independent directors and (iii) director nominees be selected or recommended to our board of directors by independent directors.

We rely on certain of these exemptions. As a result, we do not have a compensation committee consisting entirely of independent directors and our directors are not nominated or selected solely by independent directors. We may also rely on the other exemptions so long as we qualify as a controlled company. To the extent we rely on any of these exemption, holders of our common stock will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

An active trading market for our Class A common stock may not be maintained and an active trading market for our warrants may not develop.

Although our Class A common stock is listed on Nasdaq under the symbol “SEAT,” an active trading market for our Class A common stock may not be maintained. A public trading market having the desirable characteristics of depth, liquidity and orderliness depends upon the existence of willing buyers and sellers at any given time, such existence being dependent upon the individual decisions of buyers and sellers. Additionally, we can provide no assurance that an active trading market for our warrants will develop on Nasdaq or any other exchange in the future. If an active market for our securities does not develop or is not maintained, or if we fail to satisfy the continued listing standards of Nasdaq for any reason and our securities are delisted, it may be difficult for our security holders to sell their securities without depressing the market price for the securities or at all. An inactive trading market may also impair our ability to both raise capital by selling shares of capital stock and acquire other complementary products, technologies or businesses by using our shares of capital stock as consideration.

Warrants are exercisable for our Class A common stock and Intermediate Common Units, which will increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders.

The following warrants to purchase our Class A common stock are outstanding and exercisable as of March 31, 2023:

•	warrants to purchase 6,519,791 shares at an exercise price of $11.50 per share;

•	warrants to purchase 17,000,000 shares at an exercise price of $10.00 per share;

•	warrants to purchase 17,000,000 shares at an exercise price of $15.00 per share; and

•	public warrants to purchase 6,766,853 shares at an exercise price of $11.50 per share.

To the extent such warrants are exercised, additional shares of our Class A common stock will be issued. This will result in dilution to the holders of our Class A common stock and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such warrants may be exercised could adversely affect the market price of our Class A common stock.

The following warrants to purchase Intermediate Common Units are outstanding and exercisable and are held by Hoya Topco, LLC (collectively, the “Hoya Intermediate Warrants”):

•	warrants to purchase 3,000,000 shares at an exercise price of $10.00 per share; and

•	warrants to purchase 3,000,000 shares at an exercise price of $15.00 per share.

Upon exercise of a Hoya Intermediate Warrant, one share of our Class B common stock will also be issued. Holders of Intermediate Common Units (other than us and our subsidiaries) may exchange them for shares of our Class A common stock. Sales of substantial numbers of such shares in the public market or the fact that such warrants may be exercised could adversely affect the market price of our Class A common stock.

Our management also holds options to purchase shares of our Class A common stock. To the extent such options are exercised, additional shares of our Class A common stock will be issued. This will result in dilution to the holders of our Class A common stock and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such options may be exercised could adversely affect the market price of our Class A common stock.

Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our stock price or trading volume to decline.

The trading market for our securities will be influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We will not control these analysts, and the analysts who publish information about us may have relatively little experience with us or our industry, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. If any current or future analysts who cover us provide inaccurate research or issue an adverse opinion regarding our stock price, our stock price could decline. If one or more of these analysts cease coverage of us or fail to publish reports covering us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline.

Provisions in our organizational documents and certain rules imposed by regulatory authorities may delay or prevent our acquisition by a third-party.

Our amended and restated charter and our amended and restated bylaws contain several provisions that may make it more difficult or expensive for a third-party to acquire control of us without the approval of our board of directors. These provisions, which may delay, prevent or deter a merger, acquisition, tender offer, proxy contest or other transaction that stockholders may consider favorable, include the following:

•	the sole ability of directors to fill a vacancy on our board of directors;

•	advance notice requirements for stockholder proposals and director nominations;

•	after we no longer qualify as a “controlled company” under applicable Nasdaq listing rules, provisions limiting stockholders’ ability to (i) call special meetings of stockholders, (ii) require extraordinary general meetings of stockholders and (iii) take action by written consent;

•	the ability of our board of directors to designate the terms of and issue new series of preferred stock without stockholder approval, which could be used, among other things, to institute a rights plan that would have the effect of significantly diluting the stock ownership of a potential hostile acquirer, likely preventing acquisitions that have not been approved by our governing body;

•	the division of our board of directors into three classes, with each class serving staggered three-year terms; and

•	the lack of cumulative voting for the election of directors.

These provisions of our amended and restated charter and our amended and restated bylaws could discourage potential takeover attempts and reduce the price that investors might be willing to pay for shares of our Class A common stock in the future, which could reduce the market price of our Class A common stock.

The provisions of our amended and restated charter requiring exclusive forum in the Court of Chancery of the State of Delaware and the federal district courts of the United States for certain types of lawsuits may have the effect of discouraging lawsuits against our directors and officers.

Our amended and restated charter provides that, to the fullest extent permitted by law, and unless we provide consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee or stockholder to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporate Laws (“DGCL”), our amended and restated charter or our amended and restated bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) any action asserting a claim governed by the internal affairs doctrine, provided that this provision, including for any “derivative action,” will not apply to suits to enforce a duty or liability created by the Securities Act, the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Our amended and restated charter will further provide that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. By becoming our stockholder, you will be deemed to have notice of and consented to the exclusive forum provisions of our amended and restated charter. There is uncertainty as to whether a court would enforce such a provision relating to causes of action arising under the Securities Act, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

These provisions may have the effect of discouraging lawsuits against our directors and officers. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any applicable action brought against us, a court could find the choice of forum provisions contained in our amended and restated charter to be inapplicable or unenforceable in such action.

ORGANIZATIONAL STRUCTURE

Holding Company Structure

We are a holding company with no material assets other than our direct and indirect ownership of equity interests in Hoya Intermediate, the entity through which we conduct our business. The number of Intermediate Common Units that we own in the aggregate at any time will equal the aggregate number of outstanding shares of our Class A common stock. The economic interest represented by each Intermediate Common Unit that we own corresponds to one share of our Class A common stock, and the total number of vested Intermediate Common Units owned by us and the holders of our Class B common stock at any given time equals the sum of the outstanding shares of all classes of our common stock. Subject to the terms of the Second Amended and Restated LLC Agreement, Intermediate Common Units are generally redeemable or exchangeable for shares of our Class A common stock on a one-for-one basis. Shares of Class B common stock will be retired on a one-for-one basis if we redeem or exchange Intermediate Common Units pursuant to the terms of the Second Amended and Restated LLC Agreement.

The Reorganization Transactions

On October 18, 2021, we consummated the business combination (the “Business Combination”) contemplated by that certain transaction agreement, dated as of April 21, 2021, by and among us, Horizon, Horizon Sponsor, Hoya Topco and Hoya Intermediate, pursuant to which, among other transactions, Horizon merged with and into us, upon which the separate corporate existence of Horizon ceased and we became the surviving corporation. At the same time, we became a publicly traded company listed on the Nasdaq.

The Business Combination was effectuated in the following principal steps:

(1)	Horizon merged with and into us, upon which the separate corporate existence of Horizon ceased and we became the surviving corporation;

(2)	Each Horizon warrant that was outstanding immediately prior to the effective time of the merger became a Vivid Seats warrant exercisable for our Class A common stock in accordance with the terms of the applicable warrant agreement;

(3)	Certain third-party investors purchased an aggregate of 47,517,173 shares of Class A common stock pursuant to subscription agreements, dated as of April 21, 2021, by and among us, Horizon and certain qualified institutional buyers and accredited investors that purchased shares of Class A common stock in private placements (the “PIPE Subscription”);

(4)	We purchased from Crescent Mezzanine Partners VIB, L.P., Crescent Mezzanine Partners VIC, L.P., Crescent Mezzanine Partners VIC, L.P., NPS/Crescent Strategic Partnership II, LP and Crescent Mezzanine Partners VIIB, L.P. all of the outstanding equity interests of CM6B Vivid Equity, Inc., CM6C Vivid Equity, Inc., CM7B VS Equity, LLC and CM7C VS Equity, LLC, each a Delaware corporation in exchange for cash;

(5)	We contributed cash to Hoya Intermediate in exchange for Intermediate Common Units and warrants to purchase Intermediate Common Units;

(6)	Hoya Intermediate redeemed 100% of the Intermediate Common Units held by Crescent Mezzanine Partners VI, L.P., Crescent Mezzanine Partners VII, L.P., Crescent Mezzanine Partners VII (LTL), L.P., and CBDC Universal Equity, Inc. in exchange for cash (the “Crescent Redemption”);

(7)	Hoya Topco subscribed for newly issued Class B common stock and warrants to purchase Class B common stock; and

(8)	Hoya Intermediate contributed cash to Hoya Midco, LLC, which Hoya Midco, LLC used to repay its existing debt obligations, resulting in the full repayment of certain of our loan agreements.

As a result of the Business Combination and the PIPE Subscription (the “Transactions”), Hoya Topco holds 60.6% of the issued and outstanding Intermediate Common Units and we hold 39.4% of the Intermediate Common Units and have control over Hoya Intermediate through our voting power, which interests are controlled by our Private Equity Owner for so long as it controls Hoya Topco. Following the consummation of the Transactions, our assets consist of our direct and indirect interests in Hoya Intermediate.

Proceeds from the Transactions, including cash and marketable securities held in the trust account for the benefit of Horizon, certain of its public shareholders and the underwriter of Horizon’s initial public offering of units, were used for: (i) payment of $13.6 million in deferred underwriting commissions associated with Horizon’s initial public offering; (ii) the Crescent Redemption; (iii) reduction of long-term debt of Hoya Intermediate and its subsidiaries; and (iv) payment of all advisory fees, transaction fees and expenses of Horizon and Hoya Topco.

Effects of the Transactions

The Transactions created a holding company that facilitates public ownership of, and investment in, us using a structure that is intended to confer certain tax benefits that are subject to the TRA. The following diagram illustrates our current ownership structure. This diagram is provided for illustrative purposes only and does not purport to represent all legal entities within our organizational structure.

The Tax Receivable Agreement

Upon the consummation of the Business Combination, we entered into our TRA, pursuant to which we are generally required to pay Hoya Topco and the other TRA Holders 85% of the amount of savings, if any, in U.S. federal, state, local and foreign taxes that are based on, or measured with respect to, net income or profits, and any interest related thereto that we (and applicable consolidated, unitary or combined subsidiaries thereof, if any, and collectively, the “Tax Group”) realize, or are deemed to realize, as a result of certain tax attributes (the “Tax Attributes”), including:

•	existing tax basis in certain assets of Hoya Intermediate and certain of its direct or indirect subsidiaries, including assets that will eventually be subject to depreciation or amortization, once placed in service;

•	tax basis adjustments resulting from taxable exchanges of Intermediate Common Units (including any such adjustments resulting from certain payments made by us under the TRA) acquired by us from a TRA Holder pursuant to the terms of the Second Amended and Restated LLC Agreement;

•	certain tax attributes of blocker corporations holding Intermediate Common Units that are acquired directly or indirectly by us pursuant to a reorganization transaction;

•	certain tax benefits realized by us as a result of certain U.S. federal income tax allocations of taxable income or gain away from us and to other members of Hoya Intermediate and deductions or losses to us and away from other members of Hoya Intermediate, in each case as a result of the Business Combination; and

•	tax deductions in respect of portions of certain payments made under the TRA.

Payments under the TRA generally will be based on the tax reporting positions that we determine (with the amount of subject payments determined in consultation with an advisory firm and subject to the TRA Holder Representative’s review and consent), and the IRS or another taxing authority may challenge all or any part of a position taken with respect to Tax Attributes or the utilization thereof, as well as other tax positions that we take, and a court may sustain such a challenge. In the event that any Tax Attributes initially claimed or utilized by the Tax Group are disallowed, the TRA Holders will not be required to reimburse us for any excess payments that may previously have been made pursuant to the TRA, for example, due to adjustments resulting from examinations by taxing authorities. Rather, any excess payments made to such TRA Holders will be applied against and reduce any future cash payments otherwise required to be made by us to the applicable TRA Holders under the TRA, after the determination of such excess. However, a challenge to any Tax Attributes initially claimed or utilized by the Tax Group may not arise for a number of years following the initial time of such payment and, even if challenged earlier, such excess cash payment may be greater than the amount of future cash payments that we might otherwise be required to make under the terms of the TRA. As a result, there might not be future cash payments against which such excess can be applied and we could be required to make payments under the TRA in excess of the Tax Group’s actual savings in respect of the Tax Attributes. For additional information, see “Risk Factors—Risks Related to this Offering and Ownership of Our Class A Common Stock—Our tax receivable agreement requires us to make cash payments to Hoya Topco (or other parties that become entitled to rights to payment under the TRA) in respect of certain tax benefits and such payments may be substantial. In certain cases, payments under the TRA may (i) exceed any actual tax benefits or (ii) be accelerated.”

USE OF PROCEEDS

All shares being sold in this offering are being sold by the selling stockholder, and we will not receive any proceeds from the sale of the shares of our Class A common stock, including from any exercise by the underwriters of their option to purchase additional shares from the selling stockholder.

We will not be selling any shares of Class A common stock in this offering. Therefore, the offering will not result in any dilution of equity ownership to our existing stockholders, and we expect this offering by the selling stockholder will increase the trading liquidity of our Class A common stock in the public market.

DIVIDEND POLICY

Subject to funds being legally available, we intend to cause Hoya Intermediate to make quarterly distributions to its members, including us, in an amount at least sufficient to allow us to pay all applicable taxes, make payments under the TRA and pay our corporate and other overhead expenses.

The declaration and payment of any cash dividends on our Class A common stock will be at the sole discretion of our board of directors and will depend on numerous factors, including:

•	general economic and business conditions;

•	our financial condition and operating results;

•	our available cash and current and anticipated cash needs;

•	our capital requirements;

•	contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries (including Hoya Intermediate) to us; and

•	such other factors as our board of directors may deem relevant.

We are a holding company and have no material assets other than our direct and indirect ownership of equity interests in Hoya Intermediate. As a consequence, our ability to declare and pay dividends to the holders of our Class A common stock is subject to the ability of Hoya Intermediate to provide distributions to us. If Hoya Intermediate makes such distributions in respect of the Intermediate Common Units, all holders of Intermediate Common Units will be entitled to receive equivalent distributions from Hoya Intermediate. However, because we must pay taxes, make payments under the TRA and pay our expenses, amounts ultimately distributed as dividends to holders of our Class A common stock are expected to be less than the amounts distributed by Hoya Intermediate to holders of our Intermediate Common Units on a per share basis.

SELLING STOCKHOLDER

The following table sets forth information regarding the selling stockholder and the shares beneficially owned by such stockholder immediately prior to this offering and after giving effect to this offering.

The numbers of shares of common stock beneficially owned, percentages of beneficial ownership and percentages of combined voting power before this offering that are set forth below are based on 77,605,722 shares of Class A common stock and 118,200,000 shares of Class B common stock issued and outstanding as of April 11, 2023. The numbers of shares of common stock beneficially owned, percentages of beneficial ownership and percentages of combined voting power after this offering that are set forth below are based on the number of shares of Class A common stock and Class B common stock to be outstanding immediately after this offering.

As of April 11, 2023, the selling stockholder held 100% of our Class B common stock. Shares of Class B common stock will be retired on a one-for-one basis if we, following a redemption request from a holder of Intermediate Common Units, redeem or exchange Intermediate Common Units pursuant to the terms of the Second Amended and Restated LLC Agreement. As a result, the number of shares of Class B common stock set forth in the table below correlates to the number of vested Intermediate Common Units beneficially owned by Hoya Topco.

In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes the shares issuable pursuant to stock options and RSUs that are exercisable within 60 days of April 11, 2023. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock.

The following table assumes the underwriters do not exercise their option to purchase additional shares of Class A common stock.

	Class A Common Stock Owned(1)			Class B Common Stock Owned			Class A Common Stock(2)	Combined Voting Power(3)
	Before This Offering	After This Offering		Before This Offering	After This Offering		To Be Sold In This Offering	Before This Offering		After This Offering
	Number	Number	%	Number	Number	%	Number	Number	%	Number	%
Selling Stockholder:
Hoya Topco, LLC(4)	—	—	—	124,200,000	108,200,000	100	16,000,000	124,200,000	61.5	108,200,000	53.6

(1)	Subject to the terms of the Second Amended and Restated LLC Agreement, Intermediate Common Units are generally redeemable or exchangeable for shares of our Class A common stock on a one-for-one basis. Shares of Class B common stock will be retired on a one-for-one basis if we redeem or exchange Intermediate Common Units pursuant to the terms of the Second Amended and Restated LLC Agreement. Beneficial ownership of shares of our Class A common stock reflected in this table does not include beneficial ownership of shares of our Class A common stock for which such Intermediate Common Units may be redeemed or exchanged.
(2)	Percentage of Class A common stock to be sold in this offering is based on Class A common stock outstanding as of April 11, 2023. Prior to the consummation of this offering, we will issue to the selling stockholder 16,000,000 shares of our Class A common stock in exchange for an equivalent number of outstanding Intermediate Common Units and shares of Class B common stock, all of which will be sold by the selling stockholder in this offering.
(3)	Represents the percentage of voting power of our Class A common stock and Class B common stock held by such person voting together as a single class. Each holder of Class A common stock and Class B common stock is entitled to one vote per share on all matters submitted to our stockholders for a vote.
(4)

Shares offered under this prospectus supplement include 16,000,000 shares of the 124,200,000 shares of Class A common stock issuable upon exchange of Intermediate Common Units held by Hoya Topco, including 6,000,000 Intermediate Common Units issuable in the future pursuant to the exercise of warrants held by Hoya Topco. GTCR Fund XI/B LP (“GTCR Fund XI/B”), GTCR Fund XI/C LP (“GTCR Fund XI/C”) and certain other entities affiliated with GTCR have the right to appoint a majority of the members of the board of managers of Hoya Topco, LLC. GTCR Partners XI/B LP (“GTCR Partners XI/B”) is the general partner of GTCR Fund XI/B. GTCR Partners XI/A&C LP (“GTCR Partners XI/A&C”) is the general partner of GTCR Fund XI/C LP. GTCR Investment XI LLC (“GTCR Investment XI”) is the general partner of each of GTCR Partners XI/B and GTCR Partners XI/A&C. GTCR Investment XI is managed by a board of managers consisting of Mark M. Anderson, Craig A. Bondy, Aaron D. Cohen, Sean L. Cunningham, Benjamin J. Daverman, David A. Donnini, Constantine S. Mihas and Collin E. Roche, and no single person has voting or dispositive authority over the securities reported herein. As such, each of the foregoing entities and individuals may be deemed to share beneficial ownership of the securities reported herein. Each of them disclaims any such beneficial ownership. The address for each of the entities and individuals listed in this footnote is 300 North LaSalle Street, Suite 5600, Chicago, Illinois, 60654.

The following table assumes the underwriters’ option to purchase additional shares of Class A common stock is exercised in full.

	Class A Common Stock Owned(1)			Class B Common Stock Owned			Class A Common Stock(2)	Combined Voting Power(3)
	Before This Offering	After This Offering		Before This Offering	After This Offering		To Be Sold In This Offering	Before This Offering		After This Offering
	Number	Number	%	Number	Number	%	Number	Number	%	Number	%
Selling Stockholder:
Hoya Topco, LLC(4)	—	—	—	124,200,000	105,800,000	100	18,400,000	124,200,000	61.5	105,800,000	52.4

(1)	Subject to the terms of the Second Amended and Restated LLC Agreement, Intermediate Common Units are generally redeemable or exchangeable for shares of our Class A common stock on a one-for-one basis. Shares of Class B common stock will be retired on a one-for-one basis if we redeem or exchange Intermediate Common Units pursuant to the terms of the Second Amended and Restated LLC Agreement. Beneficial ownership of shares of our Class A common stock reflected in this table does not include beneficial ownership of shares of our Class A common stock for which such Intermediate Common Units may be redeemed or exchanged.
(2)	Percentage of Class A common stock to be sold in this offering is based on Class A common stock outstanding as of April 11, 2023. Prior to the consummation of this offering, we will issue to the selling stockholder 18,400,000 shares of our Class A common stock in exchange for an equivalent number of outstanding Intermediate Common Units and shares of Class B common stock, all of which will be sold by the selling stockholder in this offering.
(3)	Represents the percentage of voting power of our Class A common stock and Class B common stock held by such person voting together as a single class. Each holder of Class A common stock and Class B common stock is entitled to one vote per share on all matters submitted to our stockholders for a vote.
(4)	Shares offered under this prospectus supplement include 18,400,000 shares of the 124,200,000 shares of Class A common stock issuable upon exchange of Intermediate Common Units held by Hoya Topco, including 6,000,000 Intermediate Common Units issuable in the future pursuant to the exercise of warrants held by Hoya Topco. GTCR Fund XI/B, GTCR Fund XI/C and certain other entities affiliated with GTCR have the right to appoint a majority of the members of the board of managers of Hoya Topco, LLC. GTCR Partners XI/B is the general partner of GTCR Fund XI/B. GTCR Partners XI/A&C is the general partner of GTCR Fund XI/C LP. GTCR Investment XI is the general partner of each of GTCR Partners XI/B and GTCR Partners XI/A&C. GTCR Investment XI is managed by a board of managers consisting of Mark M. Anderson, Craig A. Bondy, Aaron D. Cohen, Sean L. Cunningham, Benjamin J. Daverman, David A. Donnini, Constantine S. Mihas and Collin E. Roche, and no single person has voting or dispositive authority over the securities reported herein. As such, each of the foregoing entities and individuals may be deemed to share beneficial ownership of the securities reported herein. Each of them disclaims any such beneficial ownership. The address for each of the entities and individuals listed in this footnote is 300 North LaSalle Street, Suite 5600, Chicago, Illinois, 60654.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership, and disposition of our Class A common stock acquired pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local, or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership, and disposition of our Class A common stock.

This discussion is limited to Non-U.S. Holders that hold our Class A common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address the U.S. federal income tax consequences to the selling stockholder. This discussion also does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income and any alternative minimum tax. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons holding our Class A common stock as part of a hedge, straddle, or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	brokers, dealers, or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our Class A common stock under the constructive sale provisions of the Code;

•	persons who hold or receive our Class A common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	tax-qualified retirement plans;

•	persons that own, or have owned, actually or constructively, more than 5% of our Class A common stock; and

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our Class A common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership, and certain determinations made at the partner level. Accordingly, partnerships holding our Class A common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP, AND DISPOSITION OF OUR CLASS A COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our Class A common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Taxation of Distributions on our Class A Common Stock

In general, any distributions made to a Non-U.S. Holder with respect to our Class A common stock, to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), will constitute dividends for U.S. federal income tax purposes. Provided such dividends are not effectively connected with such Non-U.S. Holder’s conduct of a trade or business within the United States, such dividends will be subject to U.S. federal withholding tax on the gross amount of the dividend at a rate of 30%, unless such Non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides to the applicable withholding agent proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E, as applicable). Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the Non-U.S. Holder’s adjusted tax basis in our Class A common stock and then any remaining amount will be treated as gain realized from the sale or other disposition of our Class A common stock, which will be treated as described under “— Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of our Class A Common Stock.”

Dividends paid to a Non-U.S. Holder that are effectively connected with such Non-U.S. Holder’s conduct of a trade or business within the United States (and if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment or fixed base maintained by the Non-U.S. Holder) will generally not be subject to U.S. withholding tax, provided such Non-U.S. Holder complies with certain certification requirements (usually by providing an IRS Form W-8ECI to the applicable withholding agent). Instead, such dividends will generally be subject to U.S. federal income tax on a net basis at the same individual or corporate rates applicable to U.S. Holders. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include such effectively connected dividends. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of our Class A Common Stock

Subject to the discussion below on backup withholding and the Foreign Account Tax Compliance Act, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain realized on a sale or other disposition of our Class A common stock unless:

•	the Non-U.S. Holder is an individual that was present in the U.S. for 183 days or more during the taxable year of such disposition and certain other requirements are met, in which case any gain realized will generally be subject to a flat 30% U.S. federal income tax;

•	the gain is effectively connected with a trade or business of such Non-U.S. Holder in the United States (and if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment or fixed base maintained by such Non-U.S. Holder), in which case such gain will be subject to U.S. federal income tax on a net basis at the same individual or corporate rates applicable to U.S. Holders, and, if the Non-U.S. Holder is a corporation, an additional “branch profits tax” may also apply; or

•	we are or have been a “United States real property holding corporation” (“USRPHC”) for U.S. federal income tax purposes at any time during the shorter of the five-year period preceding such disposition and such Non-U.S. Holder’s holding period.

If the third bullet above applies, subject to certain exceptions in the case of interests that are regularly traded on an established securities market, gain recognized by such Non-U.S. Holder on the sale, exchange or other disposition of shares of our Class A common stock will be subject to tax at generally applicable U.S. federal income tax rates. In addition, a buyer of such Class A common stock from a Non-U.S. Holder may be required to withhold U.S. income tax at a rate of 15% of the amount realized upon such disposition. We will be classified as a USRPHC if the fair market value of our “United States real property interests” equals or exceeds 50% of the sum of the fair market value of our worldwide real property interests and other assets used or held for use in a trade or business, as determined for U.S. federal income tax purposes. We do not believe that we have been, nor do we expect to be classified following this offering as, a USRPHC. However, such determination is factual in nature and subject to change and no assurance can be provided as to whether we will be a USRPHC at any future time.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our Class A common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E, or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on our Class A common stock paid to the Non-U.S. Holder, regardless of whether such distributions constitute dividends or whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our Class A common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person or the holder otherwise establishes an exemption. Proceeds of a disposition of our Class A common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our Class A common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our Class A common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of stock, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our Class A common stock.

UNDERWRITING

Citigroup Global Markets Inc. and Morgan Stanley & Co. LLC are acting as joint book-running managers of the offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has severally agreed to purchase, and the selling stockholder has agreed to sell to that underwriter, the number of shares of Class A common stock set forth opposite the underwriter’s name.

Underwriter	Number of Shares
Citigroup Global Markets Inc.	5,280,000
Morgan Stanley & Co. LLC	5,280,000
BofA Securities, Inc.	840,000
Deutsche Bank Securities Inc.	840,000
RBC Capital Markets, LLC	840,000
William Blair & Company, L.L.C.	840,000
Canaccord Genuity LLC	480,000
D.A. Davidson & Co.	480,000
Piper Sandler & Co.	480,000
Raymond James & Associates, Inc.	480,000
Academy Securities, Inc.	40,000
Loop Capital Markets LLC	40,000
Penserra Securities LLC	40,000
Tigress Financial Partners, LLC	40,000

Total	16,000,000

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the underwriters’ option to purchase additional shares described below) if they purchase any of the shares.

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any shares sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $0.192 per share. If all the shares are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms.

If the underwriters sell more shares than the total number set forth in the table above, the selling stockholder has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 2,400,000 additional shares at the public offering price less the underwriting discount. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment. Any shares issued or sold under the option will be issued and sold on the same terms and conditions as the other shares that are the subject of this offering.

We, our directors and executive officers, certain significant stockholders and the selling stockholder have agreed that, for a period of 60 days from the date of this prospectus supplement, we and they will not (and they will cause their controlled affiliates not to), without the prior written consent of the representatives, dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock. The representatives, in their sole discretion, may release any of the securities subject to these lock-up agreements at any time without notice.

The foregoing restrictions shall not apply to us with respect to (A) any shares of Class A common stock issued by us upon the exercise of an option or warrant or the conversion of a security outstanding on the date hereof and described in this prospectus supplement or the accompanying prospectus, (B) any shares of Class A common stock issued and options to purchase Class A common stock or other equity incentive awards granted in the ordinary course of business pursuant to any of our employee benefit, equity incentive or employee stock purchase plans (i) described in this prospectus supplement or the accompanying prospectus or (ii) created as successor plans to any such plans or similar plans described in this prospectus supplement or the accompanying prospectus, (C) the filing of any registration statement on Form S-8 or any successor form thereto with respect to the registration of securities to be offered under any plan referred to in clause (B) of this paragraph, (D) any shares of Class A common stock issued pursuant to any non-employee director stock plan or dividend reinvestment plan described in this prospectus supplement or the accompanying prospectus, (E) any shares of Class A common stock issued in exchange for an equivalent number of shares of Class B common stock, (F) the issuance of shares of Class A common stock in connection with the acquisition by us or any of our subsidiaries of the securities, business, property or other assets of another person or business entity or pursuant to any employee benefit plan assumed by us in connection with any such acquisition, or (G) the issuance of shares of Class A common stock, of restricted stock awards or of options to purchase shares of Class A common stock, in each case, in connection with joint ventures, commercial relationships or other strategic transactions, provided, however, that in the case of any issuance described in (F) or (G) above, (i) the aggregate number of shares of Class A common stock issued in connection with, or issuable pursuant to the exercise of any options or equity incentive awards issued in connection with, all such acquisitions and other transactions does not exceed 5% of the aggregate number of shares of common stock outstanding immediately following the consummation of this offering and (ii) it shall be a condition to such issuance that the representatives shall have received a lock-up agreement signed by each recipient.

Notwithstanding the foregoing, and subject to the conditions below, our officers and directors may transfer securities subject to the lock-up agreements (the “Lock-Up Securities”) without the prior written consent of the representatives in connection with:

(a)	transactions relating to shares of Class A common stock acquired in open market transactions after the completion of this offering;

(b)	transfers of Lock-Up Securities:

(i)	as a bona fide gift or gifts, including, without limitation, gifts to a charitable trust;

(ii)	by will, other testamentary document or intestate succession;

(iii)	to any immediate family member of such individual, or any of such individual’s affiliates, or any trust for the direct or indirect benefit of such individual, or any of such individual’s affiliates (for the purposes of this agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin);

(iv)	to a corporation, partnership, limited liability company, trust or other business entity that is an affiliate (as defined in Rule 405 promulgated under the Securities Act of 1933, as amended) of such individual, or to such individual’s affiliates or to an investment fund or other entity controlling, controlled by, managing or managed by or under common control with such individual or its affiliates (including, for the avoidance of doubt, where such individual is a partnership, to its general partner, a successor partnership or fund, or other fund managed by such partnership), or to a trust of which such individual and/or the immediate family of such individual are the legal and beneficial owner of all of the outstanding equity securities or similar interests; or

(v)	to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i) through (iv) above;

(c)	distributions of Lock-Up Securities to partners, members, stockholders or beneficiaries, as the case may be, of such individual if such individual is a corporation, partnership, limited liability company, trust or other business entity;

(d)	the establishment of a trading plan on behalf of such individual pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of Class A common stock, provided that (i) such plan does not provide for the transfer of Class A common stock during the lock-up period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by or on behalf of such individual or us regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of Class A common stock may be made under such plan during the lock-up period;

(e)	a transfer of Lock-Up Securities pursuant to a bona fide third party tender offer, merger, consolidation or other similar transaction or transactions made to all or substantially all holders of Class A common stock and approved by our board of directors the result of which is that any “person” or “group” (within the meaning of Section 13(d) of the Exchange Act), shall or would become, after giving effect to such transaction or transactions, the beneficial owner (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) of more than 50% of the total voting power of our voting securities, provided that in the event that such tender offer, merger, consolidation or other such transaction or transactions shall not be completed, such individual’s Lock-Up Securities shall remain subject to the provisions of this agreement during the lock-up period;

(f)	as a result of the operation of law, or pursuant to an order of a court (including a domestic order, divorce settlement, divorce decree or separation agreement) or regulatory agency;

(g)	the repurchase of Lock-Up Securities by us pursuant to equity award agreements or other contractual arrangements providing for the right of said repurchase in connection with the termination of such individual’s employment or service with us;

(h)	to us pursuant to the exercise or settlement of (i) options or restricted stock units to purchase Lock-Up Securities granted by us pursuant to stock option or equity incentive plans or (ii) warrants to purchase Lock-Up Securities, in each case, that will expire during the lock-up period and as described in this prospectus supplement or the accompanying prospectus, on a “cashless” or “net exercise” basis, or for the purpose of satisfying any withholding taxes (including estimated taxes) due as a result of such exercise or settlement, provided that any Lock-Up Securities received upon such exercise or settlement shall be subject to the terms of this agreement for the remainder of the lock-up period;

(i)	in any conversion or exchange of (i) common units of Hoya and a corresponding number of shares of Class B common stock, into or for shares of Class A common stock (or securities convertible into or exercisable or exchangeable for Class A common stock) or (ii) shares of Class B Common Stock into shares of Class A common stock, in each case in a manner consistent with the provisions therefor set forth in described in this prospectus supplement or the accompanying prospectus (an “Exchange”); provided that, other than as set forth in paragraph (j) hereof, any shares of Class A common stock or other securities received upon such Exchange shall remain subject to the terms of this agreement for the remainder of the lock-up period;

(j)	the sale of any shares of Class A common stock to the underwriters pursuant to this offering and any Exchange associated therewith; and

(k)	other than with respect to our directors and executive officers, any pledge, hypothecation or other grant of a security interest in any Lock-Up Securities to one or more lending institutions as collateral or security for any loan, advance or extension of credit and the transfer of such Lock-Up Securities to such lending institution upon foreclosure of such Lock-Up Securities; provided that no subsequent transfer or sale of Lock-Up Securities by such lending institution shall be made during the lock-up period;

provided that (1) in the case of any transfer pursuant to clauses (b), (c) and (k), each donee or transferee shall sign and deliver to the representatives a lock-up agreement substantially in the form of this agreement or the balance of the lock-up period; (2) in the case of any transfer pursuant to clauses (b), (c), (i) and (k), such transfer shall not involve a disposition for value; (3) in the case of any transfer pursuant to clauses (a), (b), (h) and (i), such transfer is not required to be reported with the SEC on Form 4 in accordance with Section 16 of the Exchange Act reporting a reduction in beneficial ownership; (4) in the case of any transfer pursuant to clauses (b), (c), (f), (g), (h) and (i), any such required Form 4 in accordance with Section 16 of the Exchange Act shall state the reason for such transfer; and (5) such individual shall not otherwise voluntarily effect any public filing or report regarding such transfer (other than a report on Form 5 in accordance with Section 16 of the Exchange Act or a filing on Schedule 13D, 13F or 13G of the Exchange Act that is required to be filed during the lock-up period, provided that any such required Form 5 shall state the reason for such transfer).

The shares of Class A common stock are listed on the Nasdaq Global Select Market under the symbol “SEAT.”

The following table shows the underwriting discounts and commissions the selling stockholder is to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Paid by the Selling Stockholder
	No Exercise	Full Exercise
Per share	$0.32	$0.32
Total	$5,120,000	$5,888,000

We estimate that our portion of the total expenses of this offering will be $1,060,000. We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority up to $25,000. In addition, the underwriters have agreed to reimburse us for certain documented expenses incurred in connection with this offering.

In connection with the offering, the underwriters may purchase and sell shares in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the underwriters’ option to purchase additional shares, and stabilizing purchases.

•	Short sales involve secondary market sales by the underwriters of a greater number of shares than they are required to purchase in the offering.

•	“Covered” short sales are sales of shares in an amount up to the number of shares represented by the underwriters’ option to purchase additional shares.

•	“Naked” short sales are sales of shares in an amount in excess of the number of shares represented by the underwriters’ option to purchase additional shares.

•	Covering transactions involve purchases of shares either pursuant to the underwriters’ option to purchase additional shares or in the open market in order to cover short positions.

•	To close a naked short position, the underwriters must purchase shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	To close a covered short position, the underwriters must purchase shares in the open market or must exercise the option to purchase additional shares. In determining the source of shares to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the underwriters’ option to purchase additional shares.

•	Stabilizing transactions involve bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the shares.

They may also cause the price of the shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the Nasdaq Global Select Market, in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Conflicts of Interest

The underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. The underwriters and their respective affiliates have in the past performed commercial banking, investment banking and advisory services for us from time to time for which they have received customary fees and reimbursement of expenses and may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. In addition, affiliates of some of the underwriters are lenders, and in some cases agents or managers for the lenders, under our credit facility. Certain of the underwriters or their affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies. A typical such hedging strategy would include these underwriters or their affiliates hedging such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments. In addition, one of the underwriters served as an advisor in connection with the Business Combination.

We and the selling stockholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area (each a “Relevant Member State”), no shares have been offered or will be offered pursuant to the offering to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Regulation, except that the shares may be offered to the public in that Relevant Member State at any time:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of the shares shall require us or any of the underwriters or any of their respective affiliates to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the offering contemplated hereby will be deemed to have represented warranted and agreed to and with each of the underwriters and their respective affiliates and us that:

(a)	it is a qualified investor within the meaning of the Prospectus Regulation; and

(b)	in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 5 of the Prospectus Regulation, (i) the shares acquired by it in the offering have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than qualified investors, as that term is defined in the Prospectus Regulation, or have been acquired in other circumstances falling within the points (a) to (d) of Article 1(4) of the Prospectus Regulation and the prior consent of the representatives has been given to the offer or resale; or (ii) where the shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Regulation as having been made to such persons.

We, the underwriters and their respective affiliates, and others will rely upon the truth and accuracy of the foregoing representation, acknowledgement and agreement. Notwithstanding the above, a person who is not a qualified investor and who has notified the representatives of such fact in writing may, with the prior consent of the representatives, be permitted to acquire shares in the offering.

Notice to Prospective Investors in the United Kingdom

This prospectus supplement and any other material in relation to the shares described herein is only being distributed to, and is only directed at, and any investment or investment activity to which this prospectus supplement relates is available only to, and will be engaged in only with persons who are (i) persons having professional experience in matters relating to investments who fall within the definition of investment professionals in Article 19(5) of the FPO; or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the FPO; (iii) outside the United Kingdom; or (iv) persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of any shares may otherwise lawfully be communicated or caused to be communicated, all such persons together being referred to as Relevant Persons. The shares are only available in the United Kingdom to, and any invitation, offer or agreement to purchase or otherwise acquire the shares will be engaged in only with, the Relevant Persons. This prospectus supplement and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person in the United Kingdom. Any person in the United Kingdom that is not a Relevant Person should not act or rely on this prospectus supplement or any of its contents.

No shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares which has been approved by the Financial Conduct Authority, except that the shares may be offered to the public in the United Kingdom at any time:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Section 86 of the FSMA,

provided that no such offer of the shares shall require us or any underwriter or any of their respective affiliates to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

Each person in the United Kingdom who acquires any shares in the offering or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with us, the underwriters and their respective affiliates that it meets the criteria outlined in this section.

Notice to Prospective Investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in France

Neither this prospectus supplement nor any other offering material relating to the shares described in this prospectus supplement has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus supplement nor any other offering material relating to the shares has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

•	to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•	in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The shares offered in this prospectus supplement have not been and will not be registered under the Financial Instruments and Exchange Law of Japan. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan (including any corporation or other entity organized under the laws of Japan), except (i) pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•	to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law.

Solely for the purposes of its obligations pursuant to section 309B(1)(a) and 309B(1)(c) of the SFA and the Securities and Futures (Capital Markets Products) Regulations 2018 of Singapore (the “CMP Regulations 2018”), the issuer has determined, and hereby notifies all relevant persons (as defined in Section 309A(1) of the SFA), that the shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products; and MAS notice FAA-N16: Notice on Recommendations on Investment Products).

Notice to Prospective Investors in Switzerland

We have not and will not register with the Swiss Financial Market Supervisory Authority (FINMA) as a foreign collective investment scheme pursuant to Article 119 of the Federal Act on Collective Investment Scheme of 23 June 2006, as amended (CISA), and accordingly the shares being offered pursuant to this prospectus supplement have not and will not be approved, and may not be licenseable, with FINMA. Therefore, the shares have not been authorized for distribution by FINMA as a foreign collective investment scheme pursuant to Article 119 CISA and the shares offered hereby may not be offered to the public (as this term is defined in Article 3 CISA) in or from Switzerland. The shares may solely be offered to “qualified investors,” as this term is defined in Article 10 CISA, and in the circumstances set out in Article 3 of the Ordinance on Collective Investment Scheme of 22 November 2006, as amended (CISO), such that there is no public offer. Investors, however, do not benefit from protection under CISA or CISO or supervision by FINMA. This prospectus supplement and any other materials relating to the shares are strictly personal and confidential to each offeree and do not constitute an offer to any other person. This prospectus supplement may only be used by those qualified investors to whom it has been handed out in connection with the offer described in this prospectus supplement and may neither directly or indirectly be distributed or made available to any person or entity other than its recipients. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in Switzerland or from Switzerland. This prospectus supplement does not constitute an issue prospectus as that term is understood pursuant to Article 652a and/or 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the shares on the SIX Swiss Exchange or any other regulated securities market in Switzerland, and consequently, the information presented in this prospectus supplement does not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

LEGAL MATTERS

Latham & Watkins LLP, Chicago, Illinois, will pass upon the validity of the shares of Class A common stock offered by this prospectus supplement for us. Cooley LLP, Chicago, Illinois, will pass upon certain matters for the underwriters in connection with this offering.

EXPERTS

The financial statements of Vivid Seats Inc. as of December 31, 2022 and 2021, and for each of the three years in the period ended December 31, 2022, included in this prospectus supplement, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

PROSPECTUS

VIVID SEATS INC.

187,267,173 SHARES OF CLASS A COMMON STOCK

45,686,457 WARRANTS TO PURCHASE SHARES OF CLASS A COMMON STOCK AND

58,652,569 SHARES OF CLASS A COMMON STOCK UNDERLYING WARRANTS

This prospectus relates to the resale from time to time of (i) an aggregate of 63,067,173 shares of Class A common stock, par value $0.0001 per share (the “Class A common stock”), of Vivid Seats Inc., a Delaware corporation (“Vivid Seats PubCo, ” “Vivid Seats,” “we,” “us” or “our”), including (a) 47,517,173 shares of Class A common stock issued to certain qualified institutional buyers and accredited investors that purchased shares of Class A common stock in private placements consummated in connection with the Business Combination (as defined below) and (b) 15,550,000 shares of Class A common stock held by Horizon Sponsor, LLC, a Delaware limited liability company (“Sponsor”), and (ii) 45,686,457 warrants to purchase Class A common stock, including (a) 6,519,791 Vivid Seats Private Placement IPO Warrants (as defined below) to purchase Class A common stock at an exercise price of $11.50 per share, (b) 5,166,666 Vivid Seats Public IPO Warrants (as defined below) to purchase Class A common stock at an exercise price of $11.50 per share, held by the Sponsor, (c) 17,000,000 Vivid Seats PubCo $10.00 Exercise Warrants (as defined below) to purchase Class A common stock at an exercise price of $10.00 per share and (d) 17,000,000 Vivid Seats PubCo $15.00 Exercise Warrants (as defined below) to purchase Class A common stock at an exercise price of $15.00 per share (collectively, the “warrants”) by the registered holders named in this prospectus (each a “Registered Holder” and, collectively, the “Registered Holders”). This prospectus also relates to (x) the issuance by us and resale by the Registered Holders from time to time of (i) up to 45,686,457 shares of Class A common stock issuable upon the exercise of these warrants and (ii) up to 124,200,000 shares of Class A common stock issuable upon exchange of common units (“Intermediate Common Units”) of Hoya Intermediate, LLC, a Delaware limited liability company held by Hoya Topco, LLC, a Delaware limited liability company (“Hoya Topco”), including 6,000,000 Intermediate Common Units issuable in the future pursuant to the exercise of warrants held by Hoya Topco, and (y) the issuance by us of up to 12,966,112 shares of Class A common stock issuable upon the exercise of Vivid Seats Public IPO Warrants held by shareholders other than the Sponsor.

On October 18, 2021, we consummated the business combination (the “Business Combination”) contemplated by that certain transaction agreement, dated as of April 21, 2021 (as may be amended from time to time, the “Transaction Agreement”), by and among Horizon Acquisition Corporation (“Horizon”), Sponsor, Hoya Topco, Hoya Intermediate and Vivid Seats PubCo, pursuant to which, among other transactions, Horizon merged with and into us, upon which the separate corporate existence of Horizon ceased and we became the surviving corporation.

We are registering the issuance and resale of certain shares of Class A common stock and the resale of certain warrants as required by (i) an amended and restated registration rights agreement, dated as of October 18, 2021 (the “Registration Rights Agreement”), entered into by and among us, Sponsor and Hoya Topco, and (ii) the subscription agreements, dated as of April 21, 2021 (the “Subscription Agreements”), by and among us, Horizon and certain qualified institutional buyers and accredited investors that purchased shares of Class A common stock in private placements consummated in connection with the Business Combination.

We will receive the proceeds from any exercise of the warrants for cash, but not from the resale of the shares of Class A common stock or warrants by the Registered Holders.

We will bear all costs, expenses and fees in connection with the registration of the shares of Class A common stock and warrants. The Registered Holders will bear all commissions and discounts, if any, attributable to their respective sales of the shares of Class A common stock and warrants.

Our shares of Class A Common stock are listed on The Nasdaq Global Select Market under the symbol “SEAT.” On May 11, 2023, the closing sale price of shares of our Class A common stock was $9.60. Our Vivid Seats Public IPO Warrants are listed on The Nasdaq Capital Market under the symbol “SEATW.” On May 11, 2023, the closing sale price of our Vivid Seats Public IPO Warrants was $2.78.

Investing in shares of our Class A common stock or warrants involves risks that are described in the “Risk Factors” section beginning on page 5 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this prospectus or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 12, 2023.

You should rely only on the information contained in this prospectus. No one has been authorized to provide you with information that is different from that contained in this prospectus. This prospectus is dated as of the date set forth on the cover hereof. You should not assume that the information contained in this prospectus is accurate as of any date other than that date.

TRADEMARKS

This document contains references to trademarks and service marks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. Horizon and Vivid Seats do not intend their use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of Horizon or Vivid Seats by, any other companies.

Notwithstanding references thereto in this prospectus, the website of Vivid Seats is not part of and is not incorporated in the prospectus, and you should not consider information found on Vivid Seats’ website to be part of this prospectus.

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CERTAIN DEFINED TERMS

Unless the context otherwise requires, references in this prospectus to:

•	“2021 ESPP” are to the Vivid Seats Inc. 2021 Employee Stock Purchase Plan;

•	“2021 Plan” are to the Vivid Seats Inc. 2021 Incentive Award Plan;

•	“Amended and Restated Bylaws” are to the amended and restated bylaws of Vivid Seats Inc.;

•	“Amended and Restated Charter” are to the amended and restated certificate of incorporation of Vivid Seats Inc.;

•	“Amended and Restated Warrant Agreement” are to that certain Warrant Agreement, dated as of October 14, 2021, between Continental Stock Transfer & Trust Company and Horizon, which amended and restated the Prior Warrant Agreement;

•	“Blocker Corporations” are to the Blocker Corporations as defined in the Tax Receivable Agreement;

•	“Blocker Sellers” are to Crescent Mezzanine Partners VIB, L.P., Crescent Mezzanine Partners VIC, L.P., NPS/Crescent Strategic Partnership II, LP and Crescent Mezzanine Partners VIIB, L.P.;

•	“Business Combination” are to the transactions contemplated by the Transaction Agreement;

•	“Class A common stock” are to Vivid Seats PubCo’s Class A common stock, par value $0.0001 per share;

•	“Class B common stock” are to Vivid Seats PubCo’s Class B common stock, par value $0.0001 per share;

•	“Closing” are to the consummation of the Business Combination;

•	“Closing Date” are to October 18, 2021;

•	“Code” are to the U.S. Internal Revenue Code of 1986, as amended;

•	“DGCL” are to the General Corporation Law of the State of Delaware;

•	“Effective Time” are to the time at which the Merger becomes effective pursuant to the Transaction Agreement;

•	“Exchange” are to the irrevocable tender by Sponsor to Horizon all of its Horizon Class B ordinary shares for cancellation in exchange for (i) the Horizon $10.00 Exercise Warrants, (ii) the Horizon $15.00 Exercise Warrants and (iii) 50,000 shares of Horizon Class A ordinary shares pursuant to the Exchange Agreement;

•	“Exchange Agreement” are to that certain exchange Agreement, dated as of April 21, 2021, by and between Sponsor and Horizon;

•	“Form of New Warrant Agreement” are to that certain form of warrant agreement entered into by and between Horizon and Continental Stock Transfer & Trust Company pursuant to which the Vivid Seats PubCo $10.00 Exercise Warrants and Vivid Seats PubCo $15.00 Exercise Warrants were issued;

•	“founder shares” are to Horizon Class B ordinary shares initially purchased by Sponsor in a private placement prior to the IPO, and the Horizon Class A ordinary shares issued upon the conversion thereof;

•	“Horizon” are to Horizon Acquisition Corporation;

•	“Horizon $10.00 Exercise Warrants” are to warrants for Horizon Class A ordinary shares with an exercise price of $10.00, issued in connection with the Exchange;

•	“Horizon $15.00 Exercise Warrants” are to warrants for Horizon Class A ordinary shares with an exercise price of $15.00, issued in connection with the Exchange;

•	“Horizon Class A ordinary shares” are to Horizon’s Class A ordinary shares, par value $0.0001 per share;

•	“Horizon Class B ordinary shares” are to Horizon’s Class B ordinary shares, par value $0.0001 per share;

•	“Horizon Equityholders” are to Sponsor and any investment vehicles or funds managed or controlled, directly or indirectly, by any of Sponsor’s affiliates;

•	“Horizon IPO Private Placement Warrants” are to the warrants sold by Horizon as part of the private placement in connection with the IPO;

•	“Horizon IPO Public Warrants” are to the warrants sold by Horizon as part of the units in the IPO;

•	“Horizon Warrants” are to the Horizon IPO Public Warrants, Horizon IPO Private Placement Warrants, the Horizon $10.00 Exercise Warrants and the Horizon $15.00 Exercise Warrants;

•	“Hoya Intermediate” are to Hoya Intermediate, LLC, a Delaware limited liability company;

•	“Hoya Intermediate Warrants” are warrants issued by Hoya Intermediate to Vivid Seats Inc. and Hoya Topco;

•	“Intermediate Common Units” means Common Units of Hoya Intermediate;

•	“IPO” are to Horizon’s initial public offering of units, the base offering of which closed on August 25, 2020;

•	“IRS” are to the U.S. Internal Revenue Service;

•	“Lock-up Period” are to the period beginning on the Closing Date and ending on the date that is twelve (12) months following the Closing Date;

•	“lock-up shares” are to (a) with respect to Sponsor, the shares of Vivid Seats common stock and warrants exercisable for shares of Vivid Seats common stock held by Sponsor and its affiliates (other than any such shares acquired in connection with the PIPE Subscription) and (b) with respect to Hoya Topco, any Vivid Seats common stock and any warrants exercisable for shares of Vivid Seats common stock held by Hoya Topco and its affiliates;

•	“Marketplace GOV” are to the total transactional amount of Marketplace segment orders placed on the Vivid Seats platform in a period, inclusive of fees, exclusive of taxes, and net of event cancellations that occurred during that period;

•	“Merger” are to the merging of Horizon with and into Vivid Seats Inc., upon which the separate corporate existence of Horizon ceased and Vivid Seats Inc. became the surviving entity;

•	“Nasdaq” are, with respect to the Class A common stock, to The Nasdaq Global Select Market and, with respect to the Vivid Seats Public IPO Warrants, to The Nasdaq Capital Market;

•	“PIPE Investors” are to the qualified institutional buyers and accredited investors, including Sponsor or its affiliates, that purchased shares of our Class A common stock in the PIPE Subscription;

•	“PIPE Subscription” are to the issuance and sale of shares of our Class A common stock to the PIPE Investors in a private placement that closed concurrently with the Closing;

•	“Prior Warrant Agreement” are to that certain Warrant Agreement, dated as of August 20, 2020, between Continental Stock Transfer & Trust Company and Horizon;

•	“Private Equity Owner” are to, collectively, GTCR Fund XI/B LP, GTCR Fund XI/C LP, GTCR Co-Invest XI LP, GTCR Golder Rauner, L.L.C., GTCR Golder Rauner II, L.L.C., GTCR Management XI LLC and GTCR LLC;

•	“public shareholders” are to the holders of Horizon’s public shares prior to the Closing;

•	“public shares” are to Horizon Class A ordinary shares sold as part of the units in the IPO (whether they were purchased in the IPO or thereafter in the open market);

•	“Registration Rights Agreement” are to that certain Amended and Restated Registration Rights Agreement, dated as of October 18, 2021, by and among Vivid Seats PubCo, Sponsor, Hoya Topco and the other holders party thereto;

•	“Reorganization Transaction” are to a Reorganization Transaction as defined in the Tax Receivable Agreement;

•	“special dividend” are to the special dividend, in an amount of $0.23 per share as described herein, paid by Vivid Seats on November 2, 2021 to holders of shares of our Class A common stock as of the record date for such special dividend, which holders included, among others, Sponsor, as a shareholder, and the PIPE Investors, but not holders of shares of our Class B common stock;

•	“Sponsor” are to Horizon Sponsor, LLC, a Delaware limited liability company;

•	“Sponsor Agreement” are to that certain Sponsor Agreement, dated as of April 21, 2021, by and among Eldridge Industries, LLC, Sponsor, Horizon and Hoya Topco;

•	“Stockholders’ Agreement” are to that certain Stockholders’ Agreement, dated as of October 18, 2021, by and among Vivid Seats PubCo, Sponsor and Hoya Topco;

•	“Tax Receivable Agreement” are to that certain Tax Receivable Agreement, dated as of October 18, 2021, by and among Vivid Seats Inc., Hoya Intermediate, the TRA Holder Representative, Hoya Topco and the other TRA Holders;

•	“Topco Equityholders” are to (a) Hoya Topco or (b) after the distribution (in the aggregate pursuant to one or more distributions) by Hoya Topco of more than 50% of the voting shares of Vivid Seats Inc. held by Hoya Topco on the Closing Date, (i) GTCR Fund XI/B LP, GTCR Fund XI/C LP, GTCR Co-Invest XI LP, GTCR Golder Rauner, L.L.C., GTCR Golder Rauner II, L.L.C., GTCR Management XI LLC and/or GTCR LLC and (ii) any investment vehicles or funds managed or controlled, directly or indirectly, by or otherwise affiliated with the foregoing entities;

•	“Total Marketplace orders” are to the volume of Marketplace segment orders placed on the Vivid Seats platform during a period, net of event cancellations occurring during the period;

•	“Total Resale orders” are to the volume of Resale segment orders sold by the Vivid Seats’ resale team in a period, net of event cancellations that occurred during that period;

•	“TRA Holder Representative” are to GTCR Management XI, LLC;

•	“TRA Holders” are to the TRA Holders as defined in the Tax Receivable Agreement;

•	“Transactions” means the PIPE Subscription and the Business Combination;

•	“Transaction Agreement” are to the Transaction Agreement, dated as of April 21, 2021, by and among Horizon, Sponsor, Hoya Topco, Hoya Intermediate and Vivid Seats Inc.;

•	“Trust Account” are to the trust account for the benefit of Horizon, certain of its public shareholders and the underwriter of the IPO;

•	“Vivid Seats” are to, prior to the consummation of the Business Combination, Hoya Intermediate and its consolidated subsidiaries;

•	“Vivid Seats PubCo” are to Vivid Seats Inc., a Delaware corporation;

•	“Vivid Seats $10.00 Exercise Warrants” or “Vivid Seats PubCo $10.00 Exercise Warrants” are to warrants for our Class A common stock with an exercise price of $10.00, issued in exchange for the Horizon $10.00 Exercise Warrants, with terms consistent with the Form of New Warrant Agreement;

•	“Vivid Seats $15.00 Exercise Warrants” or “Vivid Seats PubCo $15.00 Exercise Warrants” are to warrants for our Class A common stock with an exercise price of $10.00, issued in exchange for the Horizon $15.00 Exercise Warrants, with terms consistent with the Form of New Warrant Agreement;

•	“Vivid Seats Class B Warrants” are to warrants for our Class B common stock exercisable upon the exercise of Hoya Intermediate Warrants held by Hoya Topco;

•	“Vivid Seats common stock” are to our Class A common stock and our Class B common stock, collectively;

•	“Vivid Seats Warrants” are to the warrants for our Class A common stock and our Class B common stock;

•	“Vivid Seats Private Placement IPO Warrants” are to warrants for our Class A common stock, with terms identical to the Horizon IPO Private Placement Warrants; and

•	“Vivid Seats Public IPO Warrants” are to warrants for our Class A common stock, with terms identical to Horizon IPO Public Warrants.

Additionally, unless the context otherwise requires, references in this prospectus to the “Company,” “we,” “us” or “our” refer to the business of Vivid Seats Inc. and its subsidiaries. Further, in this prospectus, we refer to our Class A common stock and warrants to purchase shares of Class A common stock, collectively, as “securities.”

BASIS OF PRESENTATION

Vivid Seats Inc. was incorporated on March 29, 2021 under the laws of the state of Delaware as a wholly owned subsidiary of Hoya Intermediate for the purpose of consummating the Business Combination. On October 18, 2021, Horizon merged with and into Vivid Seats with Vivid Seats continuing as the surviving entity, following which Vivid Seats owns 39.4% of the Intermediate Common Units of Hoya Intermediate. Unless otherwise indicated, the financial information included herein is that of Vivid Seats Inc. and its consolidated subsidiaries.

v

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this prospectus may constitute “forward-looking statements” for purposes of the federal securities laws. Forward-looking statements include, but are not limited to, statements regarding our expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “can,” “continue,” “could,” “designed,” “estimate,” “expect,” “intend,” “likely,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “target,” “will,” “would” and similar expressions which are predictions of, or indicate future events and trends or which do not related to historical matters, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this prospectus may include, for example, statements about:

•	our ability to raise financing in the future;

•	our future financial performance;

•	our success in retaining or recruiting, or changes required in, our officers, key employees or directors;

•	our ability to pay dividends on our Class A common stock on the terms currently contemplated or at all;

•	factors relating to our business, operations and financial performance, including, but not limited to:

•	our ability to compete in the ticketing industry;

•	our ability to maintain relationships with ticket buyers, sellers and distribution partners;

•	our ability to continue to improve our platform and maintain and enhance our brand;

•	the impact of extraordinary events or adverse economic conditions, such as inflation, rising interest rates and risks of recession, on discretionary consumer and corporate spending or on the supply and demand of live events;

•	our ability to comply with domestic regulatory regimes;

•	the impact of the COVID-19 pandemic on our business and the industries in which we operate;

•	our ability to successfully defend against litigation;

•	our ability to maintain the integrity of our information systems and infrastructure, and to mitigate possible cyber security risks;

•	our ability to generate sufficient cash flows or raise additional capital necessary to fund our operations; and

•	other factors detailed under the section titled “Risk Factors.”

These forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. Forward-looking statements are predictions and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document, or in the case of statements incorporated by reference, on the date of the document incorporated by reference. While we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information.

Factors that might cause or contribute to such differences include, but are not limited to, those discussed in this prospectus, under the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors,” in our press releases, and other financial filings with the Securities and Exchange Commission (“SEC”). Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained in this prospectus, whether as a result of new information, future events, or risks. New information, future events, or risks may cause the forward-looking events we discuss in this report not to occur.

SUMMARY OF THE PROSPECTUS

This summary highlights selected information from this prospectus and may not contain all of the information that is important to you in making an investment decision. Before investing in our securities, you should carefully read this entire prospectus, including our financial statements and the related notes included in this prospectus and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” See also the section titled “Where You Can Find Additional Information.”

At the closing of the Business Combination, Horizon merged with and into us, upon which the separate corporate existence of Horizon ceased and we became the surviving corporation. Unless the context otherwise requires, all references in this prospectus to the “Company,” “we,” “us” or “our” refer to the business of Vivid Seats Pubco and its subsidiaries, including Hoya Intermediate.

Our Company

Vivid Seats is an online ticket marketplace that utilizes our technology platform to connect fans of live events seamlessly with ticket sellers. Our mission is to empower and enable fans to Experience It Live.

We believe in the power of shared experiences to connect people, with live events delivering some of life’s most exciting moments. We are relentless about finding ways to make event discovery and ticket purchasing easy, fun, exciting and stress-free. Our platform provides ticket buyers and sellers with an easy-to-use, trusted marketplace experience, ensuring fans can attend live events and create new memories. During the years ended December 31, 2022, 2021, and 2020, our revenues were $600.3 million, $443.0 million, and $35.1 million, respectively, and Marketplace Gross Order Value (“Marketplace GOV”) was $3,184.8 million, $2,399.1 million, and $347.3 million, respectively. Our net income was $70.8 million for the year ended December 31, 2022. Our net loss was $19.1 million and $774.2 million for the years ended December 31, 2021 and 2020, respectively. During the three months ended March 31, 2023, our revenues were $161.1 million and our Marketplace GOV was $855.5 million. During the three months ended March 31, 2022, our revenues were $130.8 million and our Marketplace GOV was $742.1 million. Our net income was $30.3 million and $3.1 million for the three months ended March 31, 2023 and 2022, respectively.

We operate a technology platform and marketplace that enables ticket buyers to easily discover and purchase tickets from ticket sellers while enabling ticket sellers to seamlessly manage their end-to-end operations. To generate ticket sales, drive traffic to our website and mobile applications, and to build brand recognition, we have mutually beneficial partnerships with a number of content rights holders, media partners, product and service partners and distribution partners.

Our platform is built on years of customer transactional and engagement data that provides us with deep insights into how to best connect ticket buyers with the experiences they seek. We understand the feeling of anticipation as the start of an event approaches and work diligently to enable fans to experience as many of these moments as possible. We seek to provide enriching customer engagement opportunities with personalized recommendations, engaging discovery options, a streamlined shopping experience and our Vivid Seats Rewards program, which allows ticket buyers to earn Reward Credits to spend on future orders and experience even more of their favorite events.

In December 2021, we acquired Betcha Sports, Inc. (“Betcha”), a real money daily fantasy sports app with social and gamification features. Betcha provides an adjacent opportunity for us to extend our marketplace technology into the daily fantasy sports gaming sector, in which we believe many of our buyers will increasingly engage. Betcha’s intuitive and simple-to-use interface allows both casual and super fans multiple ways to enjoy the action of their favorite sports. Betcha also brings unique social elements that allow fans and friends to play and win together.

Private Equity Owner

We have a valuable relationship with our Private Equity Owner, which consists of certain investment funds affiliated with GTCR LLC (“GTCR”). Founded in 1980, GTCR is a leading growth-oriented private equity firm focused on investing in growth companies in the Healthcare, Financial Services & Technology, Technology, Media & Telecommunications and Growth Business Services industries. The Chicago-based firm pioneered The Leaders Strategy™—finding and partnering with management leaders in core domains to identify, acquire and build market-leading companies through transformational acquisitions and organic growth. Since its inception, our Private Equity Owner has invested more than $24.0 billion in more than 270 companies. Our Private Equity Owner purchased its controlling interest in Vivid Seats on June 30, 2017.

Risk Factors

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary, that represent challenges that we face in connection with the successful implementation of our strategy and the growth of our business. In particular, the following considerations, among others, may offset our competitive strengths or have a negative effect on our business strategy, which could cause a decline in the price of shares of our Class A common stock or warrants and result in a loss of all or a portion of your investment:

Risks related to our business and the live events and ticketing industries

•	Our business is dependent on the continued occurrence of large-scale sporting events, concerts and theater shows and on relationships with ticket buyers, sellers and distribution partners and any change in such occurrence or relationships could adversely affect our business.

•	Changes in internet search engine algorithms or changes in marketplace rules could have a negative impact on traffic for our sites and ultimately, our business and results of operations.

•	We face intense competition in the ticketing industry.

•	If we do not continue to maintain and improve our platform or develop successful new solutions and enhancements or improve existing ones, our business will suffer.

•	We may be adversely affected by the occurrence of extraordinary events or the effects of inflation.

•	We may be unsuccessful in potential future acquisitions.

•	Due to our business’s seasonality, our financial performance in particular financial periods may not be indicative of, or comparable to, our financial performance in subsequent financial periods.

Risks related to government regulation and litigation

•	The processing, storage, use and disclosure of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements or applications of privacy regulations.

•	Unfavorable legislative outcomes, or outcomes in legal proceedings in which we may be involved, may adversely affect our business and operating results.

Risks related to information technology, cybersecurity and intellectual property

•	System interruption and the lack of integration and redundancy in our systems and infrastructure may have an adverse impact on our business, financial condition and results of operations.

•	Cyber security risks, data loss or other breaches of our network security could materially harm our business and results of operations.

•	Our payments system depends on third-party providers.

Risks related to our indebtedness

•	The agreements governing our indebtedness impose restrictions on us that limit the discretion of management in operating our business.

•	We depend on the cash flows of our subsidiaries in order to satisfy our obligations, and we may face liquidity constraints if we are unable to generate sufficient cash flows and we may be unable to raise the additional capital necessary or desirable.

Risks related to our organizational structure

•	Our Private Equity Owner controls us, and its interest may conflict with ours in the future.

•	We are a “controlled company” within the meaning of Nasdaq listing standards.

•	The Tax Receivable Agreement requires us to make cash payments to Hoya Topco.

•	Our only material asset is our direct and indirect interests in Hoya Intermediate.

Risks related to the COVID-19 pandemic

•	The COVID-19 pandemic has had, and may continue to have, a material negative impact on our business and operating results.

Risks related to being a public company

•	We have identified a material weakness in our internal control over financial reporting.

•	We are an emerging growth company.

•	Warrants will become exercisable for our Class A common stock, which may increase the number of shares eligible for resale in the market and result in dilution to our stockholders.

Corporate Information

Vivid Seats Inc. was incorporated on March 29, 2021 under the laws of the state of Delaware as a wholly owned subsidiary of Hoya Intermediate for the purpose of consummating the Business Combination and merging with Horizon, a blank check company incorporated on June 12, 2020 as a Cayman Islands exempted company, with Vivid Seats Inc. continuing as the surviving entity. Following the Business Combination, Vivid Seats Pubco owns 39.4% of the Intermediate Common Units of Hoya Intermediate.

Our principal executive offices are located at 24 E. Washington St., Suite 900, Chicago, Illinois 60602, and our telephone number is (312) 291-9966. Our website address is www.vividseats.com. Information contained on our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

Emerging Growth Company

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act (“SOXA”), reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act of 1934, as amended (the “Exchange Act”)) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.

We will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (a) following the fifth anniversary of the closing of the Business Combination, (b) in which we have total annual gross revenue of at least $1.235 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common equity that is held by non-affiliates exceeds $700 million as of the prior June 30th; and (2) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

RISK FACTORS

An investment in our securities involves a high degree of risk. You should carefully consider the risks described below before making an investment decision. Our business, prospects, financial condition, or operating results could be harmed by any of these risks, as well as other risks not currently known to us or that we currently consider immaterial. The trading price of our securities could decline due to any of these risks, and, as a result, you may lose all or part of your investment.

In the course of conducting our business operations, we are exposed to a variety of risks. Any of the risk factors we describe below have affected or could materially adversely affect our business, financial condition and results of operations. The market price of shares of our Class A common stock could decline, possibly significantly or permanently, if one or more of these risks and uncertainties occurs. Certain statements in “Risk Factors” are forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements.”

Risks Relating to Our Business and the Live Events and Ticketing Industries

Our success depends on the supply and demand of concert, sporting and theater events and if either declines, it could have a material adverse effect on our business, financial condition and results of operations.

A reduction in the number of live concert, sporting and theater events will have an adverse effect on our revenue and operating income. Many of the factors affecting the number and availability of live concert, sporting and theater events are beyond our control. For instance, certain sports leagues have experienced labor disputes leading to threatened or actual player lockouts. Any such lockouts that result in shortened or cancelled seasons will adversely impact our business due to fewer events and increased event cancellations as well as the possibility of decreased attendance following such a lockout due to adverse fan reaction.

A decline in attendance at live concert, sporting and theater events may also have an adverse effect on our revenue and operating income. Our business depends on discretionary consumer and corporate spending. Many factors related to corporate spending and discretionary consumer spending, including economic conditions affecting disposable consumer income such as unemployment levels, fuel prices, interest rates, changes in tax rates and tax laws that impact companies or individuals, and rising inflation can significantly impact our operating results. Business conditions, as well as various industry conditions, can also significantly impact our operating results as these factors can affect premium seat sales. Negative factors such as challenging economic conditions and public concerns over terrorism and security incidents, particularly when combined, can also impact corporate and consumer spending. During periods of economic slowdown and recession, many consumers have historically reduced their discretionary spending. The risks associated with our business will become more acute in periods of a slowing economy or recession, which may be accompanied by a decrease in attendance at live concert, sporting and theater events.

The impact of economic slowdowns could result in reductions in ticket sales and could have an adverse effect on our ability to generate revenue. We have limited operating history during economic slowdowns as our marketplace developed subsequent to the last significant financial crisis (starting in 2008 and 2009). The impact of the COVID-19 pandemic starting in 2020 and related economic slowdown impacted our business through event cancellations and restrictions but may not be representative of an economic slowdown or recession not induced by a pandemic. Despite slowing economic activity in 2022, demand for live events remained strong. However, there can be no assurance that consumer and corporate spending will not subsequently be adversely impacted by any future deterioration in economic conditions, which could have a material adverse effect on our business, financial condition and results of operations.

Our business is dependent on the continued occurrence of large-scale sporting events, concerts and theater shows and any decrease in the number of such events will result in decreased demand for our services.

Ticket sales are sensitive to fluctuations in the number of entertainment, sporting and theater events and activities offered by promoters, teams and facilities, and adverse trends in the entertainment, sporting and leisure event industries could adversely affect our business, financial condition and results of operations. We rely on these artists, entertainers and teams to create and perform at live music, sporting and theater events, and any unwillingness to tour, lack of availability of popular artists or decrease in the number of games or performances held could limit our ability to generate revenue. Accordingly, our success depends upon the ability of these promoters, teams and facilities to correctly anticipate public demand for particular events, as well as the availability of popular artists, entertainers and teams, and any decrease in availability or failure to anticipate public demand could result in reduced demand for our services, which would adversely affect our business, financial condition and results of operations.

Our business depends on relationships with ticket buyers, sellers and distribution partners, and any adverse changes in these relationships will adversely affect our business, financial condition and results of operations.

Our business is dependent on maintaining our deep and longstanding relationships with the parties that use our platform to buy and sell tickets, including ticket buyers, sellers, and distribution partners. We cannot provide assurance that we will be able to maintain existing relationships, or enter into new relationships, on acceptable terms, if at all, and the failure to do so could have a material adverse effect on our business, financial condition and results of operations.

Changes in internet search engine algorithms and dynamics, or search engine disintermediation, or changes in marketplace rules could have a negative impact on traffic for our sites and ultimately, our business and results of operations.

We rely heavily on internet search engines, such as Google, to generate traffic to our website, through a combination of organic and paid searches. Search engines frequently update and change the logic that determines the placement and display of results of a user’s search, such that the purchased or algorithmic placement of links to our website can be negatively affected. In addition, a search engine could, for competitive or other purposes, alter its search algorithms or results causing our website to be placed lower in organic search query results. If a major search engine changes its algorithms in a manner that negatively affects the search engine ranking of our website or those of our partners, our business, results of operations and financial condition would be harmed. Furthermore, our failure to successfully manage our search engine optimization could result in a substantial decrease in traffic to our website, as well as increased costs if we were to replace free traffic with paid traffic, which may harm our business, results of operations and financial condition.

We also rely on application marketplaces, such as Apple’s App Store and Google’s Play, to enable downloads of our applications. Such marketplaces have in the past made, and may in the future make, changes that make access to our products more difficult or limit the features we are able to offer. For example, our applications may receive unfavorable treatment compared to the promotion and placement of competing applications, such as the order in which they appear within marketplaces. Further, iOS and Android apps are an important distribution channel for sales of our tickets. If Apple or Google choose to charge commissions or fees on our revenue from app-based purchases, and we fail to negotiate favorable terms, it may harm our business, results of operations and financial condition. Similarly, if problems arise in our relationships with providers of application marketplaces, our user growth could be harmed.

We face intense competition in the ticketing industry, and we may not be able to maintain or increase our ticket listings and sales, which could adversely affect our business, financial condition and results of operations.

Our business faces significant competition from other national, regional and local primary and secondary ticketing service providers to secure new and retain existing ticket buyers, sellers, and distribution partners on a continuous basis. We also face competition in the resale of tickets from other professional ticket resellers. The intense competition that we face in the ticketing industry could cause the volume of our ticketing business to decline, which could adversely affect our business, financial condition and results of operations.

Other competitive variables that could lead to a decrease in orders, ticket prices, fees and/or profit margins that could adversely affect our financial performance include:

•	competitors’ offerings that may include more favorable terms or pricing;

•	competitors’ increase in marketing spending;

•	technological changes and innovations that we are unable to adopt or are late in adopting that offer more attractive alternatives;

•	other entertainment options or ticket inventory selection and variety that we do not offer;

•	increased pricing in the primary ticket marketplace, which could result in reduced profits for secondary ticket sellers;

•	primary ticket marketplaces trying to restrict ticket sales by secondary marketplaces; and

•	increased search engine marketing costs as competitors increase bid prices.

In addition, competition within the gaming and fantasy sports industry is significant, and our existing and potential users may elect to use competing daily fantasy sports products.

If we do not continue to maintain and improve our platform or develop successful new solutions and enhancements, our business will suffer.

Our ability to attract and retain ticket buyers, sellers, and distribution partners depends in large part on our ability to provide a user-friendly and effective platform, develop and improve our platform and introduce compelling new solutions and enhancements. Our industry is characterized by rapidly changing technology, service and product introductions and changing demands of ticket buyers, sellers, and distribution partners. We spend substantial time and resources understanding such parties’ needs and responding to them. Building new solutions is costly and complex, and the timetable for commercial release is difficult to predict and may vary from our historical experience. In addition, after development, ticket buyers, sellers, and distribution partners may not be satisfied with our enhancements or perceive that the enhancements do not adequately meet their needs. The success of a new solution or enhancement to our platform can depend on several factors, including timely completion and delivery, competitive pricing, adequate quality testing, integration with our platform, user awareness and overall market acceptance and adoption. If we do not continue to maintain and improve our platform or develop successful new solutions and enhancements or improve existing ones, our business, results of operations and financial condition could be harmed.

The reputation and brand of our marketplace is important to our success, and if we are not able to maintain and enhance our brand, our business, financial condition and results of operation may be adversely affected.

Maintaining and enhancing our reputation and brand as a differentiated ticketing marketplace serving ticket buyers, sellers and distribution partners is critical in retaining our relationships with our existing ticket buyers, sellers and distribution partners and to our ability to attract new ticket buyers, sellers and distribution partners. The successful promotion of our brand attributes will depend on a number of factors that we control and some factors outside of our control.

The promotion of our brand requires us to make substantial expenditures and management investment, which will increase as our market becomes more competitive and as we seek to expand our marketplace. To the extent these activities yield increased revenue, this revenue may not offset the increased expenses we incur. If we do not successfully maintain and enhance our brand and successfully differentiate our marketplace from competitive products and services, our business may not grow, we may not be able to compete effectively and we could lose ticket buyers, sellers or distribution partners or fail to attract potential new ticket buyers, sellers and distribution partners, all of which would adversely affect our business, results of operations and financial condition.

There are also factors outside of our control, which could undermine our reputation and harm our brand. Negative perception of our marketplace may harm our business, including as a result of complaints or negative publicity about us; the promotion on our platform of events that are deemed to be COVID-19 “superspreader” events by the media; our inability to timely comply with local laws, regulations and/or consumer protection related guidance; the use of our platform to sell fraudulent tickets; responsiveness to issues or complaints and timing of refunds and/or reversal of payments on our platform; actual or perceived disruptions or defects in our platform; security incidents; or lack of awareness of our policies or changes to our policies that sellers, buyers or others perceive as overly restrictive, unclear or inconsistent with our values.

If we are unable to maintain a reputable platform that provides valuable solutions and desirable events, then our ability to attract and retain sellers, buyers and distribution partners could be impaired and our reputation, brand and business could be harmed.

We may be adversely affected by the occurrence of extraordinary events, such as terrorist attacks, disease epidemics or pandemics, severe weather events and natural disasters.

The occurrence and threat of extraordinary events, such as terrorist attacks, intentional or unintentional mass-casualty incidents, public health concerns such as contagious disease epidemics or pandemics, public safety incidents such as Astroworld, and natural disasters or similar severe weather events, may deter artists from touring and teams from holding games and/or substantially decrease the use of and demand for our services, which may decrease our revenue or expose us to substantial liability.

Terrorism and security incidents, military actions and wars, periodic elevated terrorism alerts and fears related to contagious disease epidemics and pandemics have, among other things, resulted in public concerns regarding air travel and regional or nationwide disruptions of commercial and leisure activities. The occurrence of any such events may deter buyers from attending and purchasing tickets to live concerts, sporting or theater events, which will negatively impact our business and financial performance. Moreover, performers, venues, teams or promoters may as a result decide to cancel concert, sporting and theater events, including due to security concerns or security-related disruptions, social distancing requirements, such as those imposed in response to the COVID-19 pandemic, or severe weather events or natural disasters. Attendance at events may decline or events may be cancelled due to these extraordinary events, which could adversely impact our operating results. Cancellations of such events could adversely affect our financial performance, as we are obligated to issue refunds or credits for tickets purchased for those events that are not rescheduled.

We may enter into agreements to acquire certain businesses and take actions in connection with such acquisitions, that could affect our business and results of operations; if we are unsuccessful in our future acquisitions, our business could be adversely impacted.

Our strategy involves, and our future growth rate may depend in part on our selective acquisition of additional businesses. For example, we acquired Fanxchange Limited in 2019 and Betcha in 2021. However, we may be unable to identify other suitable targets for acquisition or make acquisitions at favorable prices. Even if we identify a suitable acquisition candidate, our ability to successfully complete the acquisition depends on a variety of factors and may include our ability to obtain financing on acceptable terms and requisite government approvals. In addition, our Term Loan Facility (as defined in the section titled “Management’s Discussion and

Analysis of Financial Condition and Results of Operations”) restricts our ability to make certain acquisitions. In connection with future acquisitions, we could take certain actions that could adversely affect our business, including:

•	using a significant portion of our available cash;

•	issuing equity securities, which would dilute current stockholders’ percentage ownership;

•	incurring substantial debt;

•	incurring or assuming contingent liabilities, known or unknown; and

•	incurring large accounting write-offs, impairments or amortization expenses.

In addition, acquisitions involve inherent risks which, if realized, could adversely affect our business and results of operations, including those associated with:

•	integrating the operations, financial reporting, technologies and personnel of acquired companies;

•	scaling of operations, system and infrastructure and achieving synergies to meet the needs of the combined or acquired company;

•	managing geographically dispersed operations;

•	the diversion of management’s attention from other business concerns;

•	the inherent risks in entering markets or lines of business in which we have either limited or no direct experience;

•	the potential loss of key employees, customers and strategic partners of acquired companies; and

•	the impact of laws and regulations at the state, federal and international levels when entering new markets or business, which could significantly affect our ability to complete acquisitions and expand our business.

For example, we acquired Betcha, a real money daily fantasy sports app with social and gamification features that enhance fans’ connection with their favorite live sports in December 2021. This acquisition involves inherent risks, including those associated with integrating a new line of business and adhering to a new regulatory regime. The success of this acquisition is based, in part, on our ability to overcome these risks.

Our financial performance in certain quarters and years may not be indicative of, or comparable to, our financial performance in subsequent financial quarters or years due to seasonality and other operational factors.

Our financial results and cash needs will vary greatly from quarter to quarter and year to year depending on, among other things, sports teams performances, the timing of tours, tour cancellations, event ticket sales, weather, seasonal and other fluctuations in our operating results, the timing of guaranteed payments, financing activities, competitive dynamics, acquisitions and investments and receivables management. Because our results may vary significantly from quarter to quarter and year to year, our financial results for one quarter or year cannot necessarily be compared to another quarter or year and may not be indicative of our future financial performance in subsequent quarters or years. Typically, we experience lower financial performance in the first, second and third quarters of the calendar year due to the timing of large-scale events and concert onsales and we experience increased activity in the fourth quarter when all major sports leagues are in season and there is an increase in order volume for theater events during the holiday season and concert on-sales for the following year. In addition, the timing of tours of top grossing acts can impact comparability of quarterly results year over year and potentially annual results. Similarly, the number of games in playoff series and the teams involved can vary year over year and impact our results. The seasonality of our business could create cash flow management risks if we do not adequately anticipate and plan for periods of decreased activity, which could negatively impact our ability to execute on our strategy, which in turn could harm our results of operations. Due to the unprecedented stoppage of concert, sporting and theater events globally in mid-March of 2020, and the gradual reopening of live events, we did not experience our typical seasonality trends in 2020 or 2021.

We rely on the experience and expertise of our senior management team, key technical employees and other highly skilled personnel and the failure to retain, motivate or integrate any of these individuals could have an adverse effect on our business, financial condition or results of operations.

Our success depends upon the continued service of our senior management team and key technical employees, as well as our ability to continue to attract and retain additional highly qualified personnel. Our success depends on our continuing ability to identify, hire, develop, motivate, retain and integrate highly skilled personnel for all areas of our organization. Each of our executive officers, key technical personnel and other employees could terminate his or her relationship with us at any time. The loss of any member of our senior management team or key personnel might significantly delay or prevent the achievement of our business objectives and could harm our business and our relationships. Competition in our industry for qualified employees is intense. In addition, our compensation arrangements, such as our equity award programs, may not always be successful in attracting new employees and retaining and motivating our existing employees.

We face significant competition for personnel, particularly in Chicago, Illinois, Dallas, Texas and Toronto, Ontario. To attract top talent, we have had to offer, and we will need to continue to offer, competitive compensation and benefits packages. We may also need to increase our employee compensation levels in response to competition and rising inflation. In 2020, as a result of the COVID-19 pandemic, we reduced our workforce by approximately 50%. In 2021, as the economy recovered from the COVID-19 pandemic, we made extraordinary efforts to attract and secure top talent, which resulted in our workforce reaching approximately 85% of our pre-COVID number. In 2022, we surpassed our pre-COVID headcount by approximately 10%. However, the market for talent continues to be competitive. If we fail to effectively manage our hiring needs or successfully integrate new hires, our efficiency, ability to meet forecasts and our employee morale, productivity and retention could suffer, which may harm our business.

Impairment of our goodwill could negatively impact our financial results and financial condition.

In accordance with accounting principles generally accepted in the United States of America (“GAAP”), we test goodwill and indefinite-lived intangible assets for impairment annually, or more frequently if events or changes in circumstances indicate that the assets might be impaired. If the carrying amount of our goodwill exceeds its implied fair value, an impairment loss equal to the excess is recorded. During the year ended December 31, 2020, we recognized a total non-cash impairment charge of $573.8 million, including an impairment of goodwill of $377.1 million. As of December 31, 2021, we had goodwill of approximately $718.2 million, which constituted approximately 51% of our total assets at that date. As of March 31, 2023 and December 31, 2022, we had goodwill of approximately $715.3 million and $715.3 million, respectively, which constituted approximately 58% and 62%, respectively, of our total assets at those dates. Due to stock market volatility, economic uncertainty and the continued impact of the COVID-19 pandemic on our business, we cannot provide assurance that remaining goodwill will not be further impaired in future periods. Impairment may result from, among other things, a significant decline in our expected cash flows, an adverse change in the business climate and slower growth rates in our industry. If we are required to record an impairment charge for goodwill in the future, this would adversely impact our financial results.

We may be adversely affected by the effects of inflation.

Inflation has the potential to adversely affect our liquidity, business, financial condition and results of operations by increasing our overall cost structure, particularly if we are unable to achieve commensurate increases in the revenues we earn from our customers. The existence of inflation in the economy has resulted in, and may continue to result in, higher interest rates and capital costs, increased costs of labor, weakening exchange rates and other similar effects. As a result of inflation, we have experienced and may continue to experience cost increases. Although we may take measures to mitigate the impact of inflation, these measures may not be effective and our business, financial condition, results of operations and liquidity could be materially adversely affected. Even if such measures are effective, there could be a difference in timing between the impact of inflation and effects of the mitigating actions we take.

Risks Relating to Government Regulation and Litigation

The processing, storage, use and disclosure of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements or differing applications of privacy regulations.

We receive, transmit and store a large volume of personal data and other user data. Numerous federal, state and international laws address privacy, data protection and the collection, storage, sharing, usage, disclosure and protection of personal data and other user data. In the United States, numerous states already have, and a number of states are looking to adopt or expand, data protection legislation requiring companies like ours to consider solutions to meet differing rights, needs and expectations of buyers and sellers. For example, California enacted the California Consumer Privacy Act (“CCPA”), which took effect on January 1, 2020. The CCPA established a new privacy framework for covered businesses such as ours, and may require us to further modify our data processing practices and policies and incur additional compliance-related costs and expenses. The CCPA requires companies that process information on California residents to disclose to consumers their data collection, use and share practices and grants consumers certain rights, including to opt out of certain data sharing with third parties. The CCPA provides for statutory penalties, and a private right of action for data breaches resulting from a failure to implement reasonable security procedures and practices. In addition, in November 2020, California voters approved the California Privacy Rights Act (“CPRA”) ballot initiative which introduced significant amendments to the CCPA and established and funded a dedicated California privacy regulator, the California Privacy Protection Agency (“CPPA”). The amendments introduced by the CPRA go into effect on January 1, 2023, and new implementing regulations are expected to be introduced by the CPPA, which may require further modifications to our data processing practices and policies and to incur additional compliance-related costs and expenses. Further, in March 2021, Virginia enacted the Virginia Consumer Data Protection Act (the “VCDPA”), and in July 2021, Colorado enacted the Colorado Privacy Act. In addition, Connecticut has passed the Personal Data Privacy and Online Monitoring Act, which is effective on July 1, 2023 and Utah has passed the Utah Consumer Privacy Act, which is effective on December 31, 2023. These are all comprehensive privacy statutes that share similarities with the CCPA and CPRA. Similar laws have been proposed in other states and at the federal level, reflecting a trend toward more stringent privacy legislation in the United States, which could increase our potential liability. The enactment of such laws could have potentially conflicting requirements that would make compliance challenging and necessitate further modification of our data processing practices and policies. In addition to new regulation, courts around the country continue to evolve their interpretation of applicable data privacy and protection laws, including the CCPA.

Outside the United States, personal data and other user data is increasingly subject to legislation and regulations in numerous jurisdictions in which we operate, the intent of which is to protect the privacy of information that is collected, processed and transmitted in or from the governing jurisdiction. Foreign data protection, privacy, information security, user protection and other laws and regulations are often more restrictive and complex than those in the United States. For example, the Canadian Personal Information Protection and Electronic Documents Act (“PIPEDA”) is a comprehensive privacy and security law for organizations collecting, using, or disclosing information about identified individuals for commercial purposes, and may impose obligations upon organizations subject to that law that are greater than what is commonplace in the United States. Certain Canadian provinces have their own data protection regulations as well. Similarly, the United Kingdom (the “UK”), the European Union (the “EU”), and countries in the European Economic Area (“EEA”) traditionally have taken broader views as to types of data that are subject to privacy and data protection laws and regulations, and have imposed different legal obligations on companies in this regard. For example, the European Union General Data Protection Regulation (“GDPR”) became effective May 25, 2018. The GDPR applies to any company established in the EEA as well as to those outside the EEA if they collect and use personal data in connection with the offering of goods or services to individuals in the EEA or the monitoring of their behavior. Although we do not currently trigger the application of the GDPR, if we materially alter our operations such that we become established in the EU/UK (e.g., by employing individuals in those locations), begin monitoring individuals in the EU/UK or demonstrate an intention to offer goods and services to individuals in the EU/UK, we may be required to comply with data protection laws in the EEA or the UK, such as the GDPR and the UK GDPR. If we are required to comply with the PIPEDA or EEA or UK data privacy laws, this may significantly increase our operational costs and our overall risk exposure. In addition, the Canadian Parliament has debated a new privacy and security law, proposed to replace PIPEDA, which may impose new or additional obligations upon companies subject to it. The proposed new privacy and security bill was introduced on June 18, 2022 and is subject to further debate and amendment. If PIPEDA is replaced with a new privacy and security law in the future, it may require us to further modify our data processing practices and policies and incur additional compliance-related costs and expenses.

The interpretation and application of many privacy and data protection laws are, and will likely remain, uncertain, and it is possible that these laws may be interpreted and applied in a manner that is inconsistent with our existing data management practices or product features. If so, in addition to the possibility of fines, lawsuits and other claims and penalties, we could be required to fundamentally change our business activities and practices or modify our products, which could harm our business. In addition to government regulation, privacy advocacy and industry groups may propose new and different self-regulatory standards that legally or contractually apply to us. Any inability to adequately address privacy, data protection and data security concerns or comply with applicable privacy, data protection or data security laws, regulations, policies and other obligations could result in additional cost and liability to us, damage our reputation, inhibit sales and harm our business.

Our failure, and/or the failure by our various service providers and partners, to comply with applicable privacy policies or federal, state or similar international laws and regulations or any other obligations relating to privacy, data protection or information security, or any compromise of security that results in the unauthorized access, acquisition or release of personal data or other user data, or the perception that any such failure or compromise has occurred, could negatively harm our brand and reputation, result in a loss of sellers, buyers or distribution partners, discourage potential sellers or buyers from trying our platform and/or result in fines and/or proceedings by governmental agencies and/or users, any of which could have a material adverse effect on our business, practices, results of operations and financial condition.

In addition, U.S. and international law may in certain circumstances require businesses to notify affected individuals, governmental entities, and/or credit reporting agencies of certain security incidents affecting personal information. Such laws are inconsistent, and compliance in the event of a widespread security incident is complex and costly and may be difficult to implement. Our existing general liability and cyber liability insurance policies may not cover, or may cover only a portion of, any response costs, remediation, and potential claims related to security breaches to which we are exposed or may not be adequate to indemnify us for all or any portion of liabilities that may be imposed. We also cannot be certain that our existing insurance coverage will continue to be available on acceptable terms or in amounts sufficient to cover the potentially significant losses that may result from a security incident or breach or that the insurer will not deny coverage of any future claim.

Unfavorable outcomes in legal proceedings in which we may be involved may adversely affect our business and operating results.

We may be called on to defend ourselves against lawsuits relating to our business operations. Some of these claims may seek significant damage amounts due to the nature of our business. Due to the inherent uncertainties of litigation, we cannot accurately predict the ultimate outcome of any such proceedings.

Our results may be affected by the outcome of future litigation. Unfavorable rulings in our legal proceedings may have a negative impact on us that may be greater or smaller depending on the nature of the rulings. In addition, we are currently, and from time to time in the future may be, subject to various other claims, investigations, legal and administrative cases and proceedings (whether civil or criminal) or lawsuits by governmental agencies or private parties. If the results of these investigations, proceedings or suits are unfavorable to us or if we are unable to successfully defend against third-party lawsuits, we may be required to pay monetary damages or may be subject to fines, penalties, injunctions or other censure that could have a material adverse effect on our business, financial condition and results of operations. Even if we adequately address the issues raised by an investigation or proceeding or successfully defend a third-party lawsuit or counterclaim, we may have to devote significant financial and management resources to address these issues, which could harm our business, financial condition and results of operations.

Unfavorable legislative outcomes may adversely affect our industry, our business and our operating results.

Approximately 40 states regulate the secondary ticket market, such as by requiring certain disclosures, refunding practices or other consumer affairs obligations. It is possible that further regulation or unfavorable legislative outcomes imposing additional restrictions on ticket resales, such as maximum resale price caps and bans on transferability, may adversely affect our industry, our business and our operating results.

Various jurisdictions have enacted, and others may enact, rules and regulations, including tax and license requirements for daily fantasy sports operators that may make the entry process cumbersome, expensive, and lengthy. Our growth potential depends on the legal status of real-money daily fantasy sports in various jurisdictions and our ability to obtain licenses to operate in jurisdictions where licenses are required. We currently offer our fantasy sports contests in the District of Columbia and 24 states that either do not require a license or where we have obtained the required license. Any change in existing daily fantasy sports rules and regulations or their interpretation related to our daily fantasy sports product, or the regulatory climate applicable to daily fantasy sports, could adversely impact our ability to operate our business as currently conducted or as we seek to operate in the future.

Our business may be subject to sales tax and other indirect taxes in various jurisdictions.

The application of indirect taxes, such as sales and use, amusement, value-added, goods and services, business and gross receipts, to businesses like ours, and to ticket buyers and sellers in our marketplace, is a complex and evolving issue. Significant judgment is required to evaluate applicable tax obligations and as a result, amounts recorded are subject to adjustment. In many cases, the ultimate tax determination is uncertain because it is unclear how new and existing statutes might apply to our business. One or more states, localities, the federal government or other countries may seek to impose additional reporting, record-keeping or indirect tax collection obligations on businesses like ours that facilitate online marketplaces. Imposition of an information reporting or tax collection requirement could decrease seller activity on our platform, which would harm our business. New legislation could require us, or sellers on our marketplace, to incur substantial costs in order to comply, including costs associated with tax calculation, collection and remittance and audit requirements, which could adversely affect our business and results of operations.

It is possible that we could face sales and use tax and value-added tax audits in the future and that state or international tax authorities could assert that we are obligated to collect additional amounts as taxes on behalf of sellers and remit those taxes to those authorities. We could also be subject to audits and assessments with respect to states and international jurisdictions for which we have not accrued tax liabilities. A successful assertion that we should be collecting additional sales or other taxes in jurisdictions where we have not historically done so, and do not accrue for sales or other taxes, could result in substantial tax liabilities for past sales and otherwise harm our business and results of operations.

Our business is dependent on the ability for sellers to sell tickets on the secondary market unencumbered.

Our business is dependent upon sellers having the ability to list tickets for sale on the secondary ticket market for events put on by artists, teams and promoters. Any actions taken by federal, state or local governments, rights holders or companies that issue tickets (i.e., the primary ticketing companies), such as enacting restrictions regarding resale policies, using technology to limit where and how tickets are sold on the secondary market, charging incremental fees for the ability to sell tickets on the secondary market or partnering with other resale marketplaces on an exclusive basis, could result in reduced demand for our services, which would adversely affect our business, financial condition and results of operations.

Risks Relating to Information Technology, Cybersecurity and Intellectual Property

The success of our operations depends, in part, on the integrity of our systems and infrastructure, as well as affiliate and third-party computer systems, computer networks and other communication systems. System interruption and the lack of integration and redundancy in these systems and infrastructure may have an adverse impact on our business, financial condition and results of operations.

System interruption and the lack of integration and redundancy in the information systems and infrastructure, both of our own ticketing systems and other computer systems and of affiliate and third-party software, computer networks and other communications systems service providers on which we rely, may adversely affect our ability to operate websites, process and fulfill transactions, respond to customer inquiries and generally maintain cost-efficient operations. Similarly, due to our reliance on a network of technology systems, many of which are outside of our control, changes to interfaces upon which we rely or a reluctance of our counterparties to continue supporting our systems could lead to technology interruptions. Such interruptions could occur by virtue of natural disaster, malicious actions such as cyber attacks or intrusions, or acts of terrorism or war, or human error. In addition, the loss of some or all of certain key personnel could require us to expend additional resources to continue to maintain our software and systems and could subject us to systems interruptions. The large infrastructure footprint that is required to operate our systems requires an ongoing investment of time, money and effort to maintain or refresh hardware and software and to ensure it remains at a level capable of servicing the demand and volume of business that we receive. Failure to do so may result in system instability, degradation in performance, or unfixable security vulnerabilities that could adversely impact both the business and the consumers utilizing our services.

While we have backup systems for certain aspects of our operations, disaster recovery planning by its nature may not be sufficient for all eventualities. In addition, we may not have adequate insurance coverage to compensate for losses from a major interruption. If any of these adverse events were to occur, it could adversely affect our business, financial condition and results of operations.

Cyber security risks, data loss or other breaches of our network security could materially harm our business and results of operations, and the processing, storage, use and disclosure of personal or sensitive information could give rise to liabilities and additional costs as a result of governmental regulation, litigation and conflicting legal requirements relating to personal privacy rights.

Due to the nature of our business, we process, store, use, transfer and disclose certain personal or sensitive information about our customers and employees. Penetration of our network or other misappropriation or misuse of personal or sensitive information and data, including credit card information and other personally identifiable information, could cause interruptions in our operations and subject us to increased costs, litigation, inquiries and actions from governmental authorities, and financial or other liabilities. In addition, security breaches, incidents or the inability to protect information could lead to increased incidents of ticketing fraud and counterfeit tickets. Security breaches and incidents could also significantly damage our reputation with sellers, buyers, distribution partners and other third parties, and could result in significant costs related to remediation efforts, such as credit or identity theft monitoring. Such incidents may occur in the future, resulting in unauthorized, unlawful, or inappropriate access to, inability to access, disclosure of, or loss of the sensitive, proprietary and confidential information that we handle.

Although we have developed systems and processes that are designed to protect customer and employee information and to prevent security breaches or incidents (which could result in data loss or other harm or loss), such measures cannot provide absolute security or certainty. It is possible that advances in computer and threat actor capabilities, new variants of malware, the development of new penetration methods and tools, inadvertent violations of company policies or procedures or other developments could result in a compromise of customer or employee information or a breach of the technology and security processes that are used to protect customer and employee information. The techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems may change frequently and as a result, may be difficult for our business to detect for long periods of time. We have expended significant capital and other resources to protect against and remedy such potential security breaches, incidents and their consequences and will continue to do so in the future. However, despite our efforts, we may be unaware of or unable to anticipate these techniques or implement adequate preventative measures.

We also face risks associated with security breaches and incidents affecting third parties with which we are affiliated or with which we otherwise conduct business. In particular, hardware, software or applications we develop or procure from third parties may contain defects in design or manufacture and/or may pose a security risk that could unexpectedly compromise information security. Sellers, buyers and distribution partners are generally concerned with the security and privacy of the internet, and any publicized security problems affecting our businesses and/or third parties may discourage sellers, buyers or distribution partners from doing business with us, which could have an adverse effect on our business, financial condition and results of operations.

Canadian law and laws in all states and U.S. territories require businesses to notify affected individuals, governmental entities, and/or credit reporting agencies of certain security incidents affecting personal information. Such laws are inconsistent, and compliance in the event of a widespread security incident is complex and costly and may be difficult to implement. Our existing general liability and cyber liability insurance policies may not cover, or may cover only a portion of, any potential claims related to security breaches to which we are exposed or may not be adequate to indemnify us for all or any portion of liabilities that may be imposed. We also cannot be certain that our existing insurance coverage will continue to be available on acceptable terms or in amounts sufficient to cover the potentially significant losses that may result from a security incident or breach or that the insurer will not deny coverage of any future claim.

If we fail to adequately protect or enforce our intellectual property rights, our competitive position and our business could be materially adversely affected.

Our proprietary technologies and information, including our software, informational databases, and other components that make our products and services are critical to our success, and we seek to protect our technologies, products and services through a combination of intellectual property rights, including trademarks, domain names, copyrights and trade secrets, as well as through contractual restrictions with employees, customers, suppliers, affiliates and others. Despite our efforts, it may be possible for a third-party to copy or otherwise obtain and use our intellectual property without authorization which, if discovered, might require legal action to correct. In addition, third parties may independently and lawfully develop products or services substantially similar to ours. While we do not currently hold patents over our technology, we do have 12 pending patent applications in the United States, Canada, the United Kingdom and under the Patent Cooperation Treaty, and we may file additional patent applications in the future.

We seek to protect our trade secrets and proprietary know-how and technology methods through confidentiality agreements and other access control measures. Failure of such strategies to protect our technology or our inability to protect patents in the future to the extent we obtain them could have a materially adverse impact on our business, financial condition and results of operations.

We have been granted trademark registrations with the United States Patent and Trademark Office and/or various foreign authorities for certain of our brands. Our existing or future trademarks may be adjudicated invalid by a court, or may not afford us adequate protection against competitors.

We cannot be certain that the measures we implement will prevent infringement, misappropriation, dilution or other violations of our intellectual property rights, particularly in foreign countries where the laws may not protect our proprietary rights as fully as they do in the United States. Our failure to protect our intellectual property rights in a meaningful manner or challenges to our related contractual rights could result in erosion of our brand names or other intellectual property and could adversely affect our business, financial condition and results of operations. Litigation may be necessary in the future to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of proprietary rights claimed by others. Any litigation of this nature, regardless of outcome or merit, could result in substantial costs and diversion of management and technical resources, any of which could adversely affect our business, financial condition and results of operations.

We may face potential liability and expense for legal claims alleging that the operation of our business infringes intellectual property rights of third parties, who may assert claims against us for unauthorized use of such rights.

We cannot be certain that the operation of our business does not, or will not, infringe or otherwise violate the intellectual property rights of third parties. From time to time, we have been and may in the future be, subject to legal proceedings and claims alleging that we infringe or otherwise violate the intellectual property rights of third parties. These claims, whether or not successful, could divert management’s time and attention away from our business and harm our reputation and financial condition. In addition, the outcome of litigation is uncertain, and third parties asserting claims could secure a judgment awarding substantial damages, as well as injunctive or other equitable relief against us, which could require us to rebrand, redesign, or reengineer our platform, products or services, and/or effectively block our ability to distribute, market or sell our products and services.

Our payments system depends on third-party providers and is subject to risks that may harm our business.

We rely on third-party providers to support our payment methods, as our ticket buyers primarily use credit or debit cards to purchase tickets on our marketplace. Nearly all our revenue is associated with payments processed through a single provider, which relies on banks and payment card networks to process transactions. If this provider or any of its vendors do not operate well with our platform or suffer any failures, our payments systems and our business could be adversely affected. If this provider does not perform adequately or determines certain types of transactions are prohibited, if this provider’s technology does not interoperate well with our platform, or if our relationships with this provider, the bank or the payment card networks on which it relies were to terminate or be suspended unexpectedly, ticket buyers may find our platform more difficult to use. Such an outcome could harm the ability of sellers to use our platform, which could cause them to use our platform less.

Our payment processing partner requires us to comply with payment card network operating rules, which are set and interpreted by the payment card networks. The payment card networks could adopt new operating rules or interpret or re-interpret existing rules in ways that might prohibit us from providing certain services to some ticket buyers or sellers, be costly to implement or difficult to follow. We are required to reimburse our payment processor for fines assessed by payment card networks if we, or ticket buyers or sellers using our platform, violate these rules, such as our processing of various types of transactions that may be interpreted as a violation of certain payment card network operating rules. Changes to these rules and requirements, or any change in our designation by payment card networks, could require a change in our business operations and could result in limitations on or loss of our ability to accept payment cards, any of which could negatively impact our business.

We are also subject to the Payment Card Industry (“PCI”) Data Security Standard, which is a standard designed to protect credit card account data as mandated by payment card industry entities. We rely on vendors to handle PCI matters and to ensure PCI compliance. Despite our compliance efforts, we may become subject to claims that we have violated the PCI Data Security Standard based on past, present, and future business practices. Our actual or perceived failure to comply with the PCI Data Security Standard can subject us to fines, termination of banking relationships, and increased transaction fees.

Under current credit, debit and payment card practices and network rules, we are liable for fraudulent activity on the majority of our credit and debit card transactions. We are also exposed to financial crime risk, and do not currently carry insurance against this risk. Additionally, while we deploy sophisticated technology to detect fraudulent purchase activity, we may incur losses if we fail to prevent the use of fraudulent payment information on transactions in the future. Fraud schemes are becoming increasingly sophisticated and common, and our ability to detect and combat fraudulent schemes may be negatively impacted by the adoption of new payment methods and new technology platforms. If we or this provider fail to identify fraudulent activity or are unable to effectively combat the use of fraudulent payments on our platform or if we otherwise experience increased levels of disputed credit card payments or transactions, our results of operations and financial positions could be materially adversely affected. In addition, our failure to adequately mitigate this risk could damage our reputation and brand and substantially harm our business, results of operations, financial condition, prospects and our ability to accept payments.

Payment card networks and our payment processing partner could increase the fees or interchange they charge us for their services or to accept or process transactions, which would increase our operating costs and reduce our margins. Any such increase in fees could harm our business, results of operations and financial condition.

Finally, applicable laws and regulations that govern payment methods and processing are complex and subject to change; and we may be required to expend considerable time and effort to determine if such laws and regulations apply to our business. There can be no assurance that we will be able to meet all compliance obligations, including obtaining any required licenses in the jurisdictions we service, and, even if we were able to do so, there could be substantial costs and potential product changes involved in complying with such laws, which could have a material and adverse effect on our business. Any noncompliance by us in relation to existing or new laws and regulations, or any alleged noncompliance, could result in reputational damage, litigation, increased costs or liabilities, damages, or require us to stop offering payment services in certain markets. Failure to predict how a law or regulation from any jurisdiction in which we operate with respect to money transmission, prepaid access or similar requirements will be applied to us could result in licensure or registration requirements, administrative enforcement actions, and/or could materially interfere with our ability to offer certain payment methods or to conduct our business in particular jurisdictions. We cannot predict what actions the United States or other governments may take, or what restrictions these governments may impose, that will affect our ability to process payments or to conduct our business in particular jurisdictions. Further, we may become subject to changing payment regulations and requirements that could potentially affect the compliance of our current payment processes and increase the operational costs we incur to support payments. The factors identified here could impose substantial additional costs, involve considerable delay to the development or provision of our solutions, require significant and costly operational changes, or prevent us from providing our solutions in any given market.

Risks Relating to Our Indebtedness

We are a party to debt agreements that could restrict our operations and impair our financial condition. The agreements governing our indebtedness will impose restrictions on us that limit the discretion of management in operating our business and that, in turn, could impair our ability to meet our obligations under our debt.

The agreement governing our Term Loan Facility includes restrictive covenants that, among other things, restrict our ability to:

•	incur additional debt;

•	pay dividends and make distributions;

•	make certain investments;

•	prepay certain indebtedness;

•	create liens;

•	enter into transactions with affiliates;

•	modify the nature of our business;

•	transfer and sell assets, including material intellectual property;

•	amend or modify the terms of any junior financing arrangements;

•	amend our organizational documents; and

•	merge or consolidate.

Our failure to comply with the terms and covenants of our indebtedness could lead to a default under the terms of the governing documents, which would entitle the lenders to accelerate the indebtedness and declare all amounts owed due and payable.

As of March 31, 2023 and December 31, 2022, our total indebtedness, excluding unamortized debt discounts and debt issuance costs, was $272.3 million and $272.9 million, respectively.

A substantial portion of our debt is variable-rate debt. We incur higher interest costs if interest rates increase. Interest rates were at historic lows during 2020 and 2021 when the United States Federal Reserve took several steps to protect the economy from the impact of the COVID-19 pandemic. The United States Federal Reserve raised interest rates by more than 400 basis points in 2022, 25 basis points already in 2023, and may continue to increase interest rates further during the remainder of 2023. Any such increase in interest costs could have a material adverse impact on the levels of cash we maintain for working capital.

Our current level of indebtedness and any future increases in our indebtedness could have adverse consequences, including:

•	making it more difficult for us to satisfy our obligations;

•	increasing our vulnerability to adverse economic, regulatory and industry conditions;

•	limiting our ability to obtain additional financing for future working capital, capital expenditures, acquisitions and other purposes;

•	requiring us to dedicate a substantial portion of our cash flow from operations to fund payments on our debt, thereby reducing funds available for operations and other purposes;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	making us more vulnerable to increases in interest rates; and

•	placing us at a competitive disadvantage compared to our competitors that have less debt.

We depend on the cash flows of our subsidiaries in order to satisfy our obligations.

We rely on distributions and/or loans from our subsidiaries to meet our payment requirements under our obligations. If our subsidiaries are unable to pay dividends or otherwise make payments to us, we may not be able to make debt service payments on our obligations. Subject to certain exceptions, each of our subsidiaries guarantees our indebtedness under our Term Loan Facility. We conduct substantially all of our operations through our subsidiaries. Our operating cash flows and consequently our ability to service our debt is therefore principally dependent upon our subsidiaries’ earnings and their distributions of those earnings to us and may also be dependent upon loans or other payments of funds to us by those subsidiaries. In addition, the ability of our subsidiaries to provide funds to us may be subject to restrictions under our Term Loan Facility and may be subject to the terms of such subsidiaries’ future indebtedness, as well as the availability of sufficient surplus funds under applicable law.

We may face liquidity constraints if we are unable to generate sufficient cash flows and we may be unable to raise additional capital when necessary or desirable.

As of March 31, 2023 and December 31, 2022, we had cash and cash equivalents of $303.3 million and $251.5 million, respectively, which is available to us to fund our operating, investing and financing activities. We cannot assure you that our business will generate sufficient cash flow from operations, or that we will be able to obtain financing, in an amount sufficient to fund our operations or other liquidity needs.

In the future, we may need to raise additional funds, and we may not be able to obtain additional debt or equity financing on favorable terms, if at all. Our ability to obtain financing will depend on a number of factors, including:

•	general economic and capital market conditions, including as a result of the COVID-19 pandemic and rising inflation;

•	the availability of credit from banks or other lenders;

•	investor confidence in us; and

•	our results of operations.

If we raise additional equity financing, our security holders may experience significant dilution of their ownership interests, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock.

If we need additional capital and cannot raise it on acceptable terms, if at all, we may not be able to, among other things:

•	further develop and enhance our platform and solutions;

•	continue to invest in our technology and marketing efforts;

•	hire, train and retain employees;

•	respond to competitive pressures or unanticipated working capital requirements; or

•	pursue acquisition opportunities.

Our inability to do any of the foregoing could reduce our ability to compete successfully and could have an adverse effect on our business.

Risks Related to Organizational Structure

Our Private Equity Owner controls us, and its interests may conflict with ours or yours in the future.

Hoya Topco, which is controlled by our Private Equity Owner and its affiliates, controls approximately 60% of the voting power of our outstanding common stock, which means that, based on its percentage of voting power controlled, our Private Equity Owner controls the vote of all matters submitted to a vote of our shareholders. Thus, our Private Equity Owner controls the election of the members of our board of directors (the “Board”), subject to the terms of the Stockholders’ Agreement, and all other corporate decisions. Even when our Private Equity Owner ceases to control a majority of the total voting power, for so long as our Private Equity Owner continues to own a significant percentage of our common stock, our Private Equity Owner will still be able to significantly influence the composition of our Board and the approval of actions requiring shareholder approval. Accordingly, for such period of time, our Private Equity Owner has significant influence with respect to our management, business plans and policies, including the appointment and removal of our officers, decisions on whether to raise future capital and amending our charter and bylaws, which govern the rights attached to our common stock. In particular, for so long as our Private Equity Owner continues to own a significant percentage of our common stock, our Private Equity Owner will be able to cause or prevent a change of control or a change in the composition of our Board and could preclude any unsolicited acquisition of us. The concentration of ownership could deprive you of an opportunity to receive a premium for your shares of our Class A common stock as part of a potential sale and ultimately might affect the market price of our Class A common stock.

Our Stockholders’ Agreement provides our Private Equity Owner the right to nominate to our Board (i) five (5) directors, so long as our Private Equity Owner, in the aggregate, beneficially owns at least 24% of the aggregate number of shares of our common stock, of which at least one (1) will qualify as an “independent director” under applicable stock exchange regulations, (ii) four (4) directors, so long as our Private Equity Owner, in the aggregate, beneficially owns at least 18% but less than 24% of our common stock, (iii) three (3) directors, so long as our Private Equity Owner, in the aggregate, beneficially owns at least 12% but less than 18% of our common stock, (iv) two (2) directors, so long as our Private Equity Owner, in the aggregate, beneficially owns at least 6% but less than 12% of our common stock and (v) until the date our Private Equity Owner, in the aggregate, beneficially owns a number of voting shares representing less than five percent (5%) of the aggregate number of shares of our common stock held, directly or indirectly, by our Private Equity Owner, one (1) director. Pursuant to the foregoing provisions of the Stockholders’ Agreement, our Private Equity Owner will be able to designate the majority of the directors of our Board and generally have control over our business and affairs.

Our Private Equity Owner and its affiliates engage in a broad spectrum of activities, including investments in our industry generally. In the ordinary course of their business activities, our Private Equity Owner and its affiliates may engage in activities where their interests conflict with our interests or those of our other shareholders, such as investing in or advising businesses that directly or indirectly compete with certain portions of our business or are suppliers or customers of ours. Our Amended and Restated Charter provides that our Private Equity Owner, any of its affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his or her director and officer capacities) will not have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. Our Private Equity Owner also may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. In addition, our Private Equity Owner may have an interest in pursuing acquisitions, divestitures and other transactions that, in its judgment, could enhance its investment, even though such transactions might involve risks to you or may not prove beneficial.

We are a “controlled company” within the meaning of Nasdaq listing standards and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to shareholders of companies that are subject to such requirements.

We qualify as a “controlled company” within the meaning of the corporate governance standards of Nasdaq. Under these rules, a listed company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirements that (i) a majority of our Board consist of independent directors, (ii) we have a Compensation Committee that is composed entirely of independent directors and (iii) director nominees be selected or recommended to our Board by independent directors.

We rely on certain of these exemptions. As a result, we do not have a compensation committee consisting entirely of independent directors and our directors are not nominated or selected solely by independent directors.

We may also rely on the other exemptions so long as we qualify as a controlled company. To the extent we rely on any of these exemption, holders of our common stock will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

Our Tax Receivable Agreement will require us to make cash payments to Hoya Topco (or other parties that become entitled to rights to payment under our Tax Receivable Agreement) in respect of certain tax benefits and such payments may be substantial. In certain cases, payments under our Tax Receivable Agreement may (i) exceed any actual tax benefits or (ii) be accelerated.

We are party to a Tax Receivable Agreement with Hoya Topco, Hoya Intermediate, the TRA Holder Representative and the other TRA Holders, dated October 18, 2021. Pursuant to the Tax Receivable Agreement, we will generally be required to pay Hoya Topco and the other TRA Holders 85% of the amount of savings, if any, in U.S. federal, state, local, and foreign taxes that are based on, or measured with respect to, our net income or profits and any interest related thereto that our consolidated subsidiaries realizes, or is deemed to realize, as a result of certain tax attributes (the “Tax Attributes”), which include:

•	existing tax basis in certain assets of Hoya Intermediate and certain of its subsidiaries, including assets that will be subject to depreciation or amortization, once placed in service;

•	tax basis adjustments resulting from taxable exchanges of Intermediate Common Units for Class A common stock acquired by us from a TRA Holder pursuant to the terms of the Second Amended and Restated Limited Liability Company Agreement of Hoya Intermediate (the “Second A&R LLCA”);

•	certain tax attributes of Blocker Corporations holding Intermediate Common Units that are acquired by us pursuant to a Reorganization Transaction;

•	certain tax benefits realized by us as a result of the Merger; and

•	tax deductions in respect of portions of certain payments made under the Tax Receivable Agreement.

Payments under the Tax Receivable Agreement generally will be based on the tax reporting positions that we determine (in consultation with an advisory firm and subject to the TRA Holder Representative’s review and consent), and the IRS or another taxing authority may challenge a position we take, and a court may sustain such a challenge. If any Tax Attributes we initially claimed or utilized are disallowed, the TRA Holders will not be required to reimburse us for any excess payments that we may have previously made pursuant to the Tax Receivable Agreement, for example, due to adjustments resulting from examinations by taxing authorities. Rather, any excess payments made to such TRA Holders will reduce any future cash payments we are required to make under the Tax Receivable Agreement, after the determination of such excess. However, a challenge to any Tax Attributes we initially claimed or utilized may not arise for a number of years after such payment and, even if challenged earlier, such excess cash payment may be greater than the amount of future cash payments that we may be required to make under the terms of the Tax Receivable Agreement. As a result, there might not be future cash payments against which such excess can be applied and we could be required to make payments under the Tax Receivable Agreement in excess of our actual savings in respect of the Tax Attributes.

Moreover, the Tax Receivable Agreement provides that, in certain early termination events we are required to make a lump-sum cash payment to all the TRA Holders equal to the present value of all forecasted future payments that would have been made under the Tax Receivable Agreement, which would be based on certain assumptions. The lump-sum payment could be material and could materially exceed any actual tax benefits that we realize subsequent to such payment.

The amount and timing of any payments under the Tax Receivable Agreement, will vary depending upon a number of factors, including the timing of exchanges, the market price of our Class A common stock at the time of an exchange of Intermediate Common Units by a TRA Holder pursuant to the Second A&R LLCA and the amount and timing of the recognition of our income for applicable tax purposes. While many of these factors are outside of our control, the aggregate payments we will be required to make under the Tax Receivable Agreement could be substantial. There can be no assurance that we will be able to finance our obligations under the Tax Receivable Agreement in a manner that does not adversely affect our working capital and growth requirements.

Any payments we make under the Tax Receivable Agreement will generally reduce our overall cash flow. If we are unable to make timely payments for any reason, the unpaid amounts will be deferred and will accrue interest until paid. Additionally, nonpayment for a specified period and/or under certain circumstances may constitute a material breach and therefore accelerate payments. Furthermore, our future obligation to make payments under the Tax Receivable Agreement could make us a less attractive target for an acquisition, particularly in the case of an acquirer that cannot use some or all of the Tax Attributes that may be deemed realized under the Tax Receivable Agreement.

Our only material asset is our direct and indirect interests in Hoya Intermediate, and we are accordingly dependent upon distributions from Hoya Intermediate to pay dividends, taxes and other expenses, including payments we are required to make under our Tax Receivable Agreement.

We are a holding company with no material assets other than our direct and indirect ownership of equity interests in Hoya Intermediate. As such, we do not have any independent means of generating revenue. We intend to cause Hoya Intermediate to make quarterly distributions to its members, including us, in an amount at least sufficient to allow us to pay all applicable taxes, to make payments under our Tax Receivable Agreement, and to pay our corporate and other overhead expenses. To the extent that we need funds, and Hoya Intermediate is restricted from making such distributions under applicable laws or regulations, or is otherwise unable to provide such funds, it could materially and adversely affect our liquidity and financial condition.

In certain circumstances, Hoya Intermediate will be required to make distributions to us and Hoya Topco, and the distributions that Hoya Intermediate will be required to make may be substantial.

Hoya Intermediate is treated, and will continue to be treated, as a partnership for U.S. federal income tax purposes and, as such, generally is not subject to U.S. federal income tax. Instead, its taxable income is generally allocated to its members, including us. Hoya Intermediate may make cash or tax distributions to the members, including us, as set forth in its LLC Agreement calculated using an assumed tax rate, to provide liquidity to members to pay taxes on such member’s allocable share of the taxable income. Under applicable tax rules, Hoya Intermediate may be required to allocate net taxable income disproportionately to its members in certain circumstances. Because tax distributions are made pro rata on a per-common unit basis to all members and such tax distributions are determined based on the member with the highest assumed tax liability per common unit, Hoya Intermediate may be required to make tax distributions that, in the aggregate, exceed the amount of taxes that Hoya Intermediate would have paid if it were taxed on its net income at the assumed rate.

As a result of (i) potential differences in the amount of net taxable income allocable to us and to Hoya Topco, (ii) the lower maximum tax rate applicable to corporations than individuals and (iii) the use of an assumed tax rate in calculating Hoya Intermediate’s distribution obligations, we may receive distributions significantly in excess of our actual tax liabilities and our obligations to make payments under our TRA. If we do not distribute such cash balances as dividends on our Class A common stock and instead, for example, hold such cash balances or lend them to Hoya Intermediate, Hoya Topco would benefit from any value attributable to such accumulated cash balances as a result of its right to acquire shares of our Class A common stock or, at our election, an amount of cash equal to the fair market value thereof, in exchange for its Intermediate Units. We will have no obligation to distribute such cash balances to our shareholders, and no adjustments will be made to the consideration provided to an exchanging holder in connection with a direct exchange or redemption of Hoya Intermediate limited liability company interests under our LLC Agreement as a result of any retention of cash by us.

Risks Relating to the COVID-19 Pandemic

The global COVID-19 pandemic has had, and may continue to have, a material negative impact on our business and operating results. Beginning in the second quarter of 2021, and continuing through the fourth quarter of 2022, we have seen a recovery in ticket orders as mitigation measures ease. However, given the emergence of new variants and continued infectious cases, uncertainty remains.

The global spread and impact of the COVID-19 pandemic has been complex, unpredictable, and evolving. It resulted in significant disruption and additional risks to our business, the entertainment industry, and the global economy particularly in 2020 and 2021. The COVID-19 pandemic led governments and other authorities around the world to impose measures intended to control its spread, including travel bans, border closings and restrictions, business closures, quarantines and vaccine requirements. In mid-March 2020, as the unprecedented impact of the global COVID-19 pandemic became clearer, concert promoters, venue operators, sports leagues and theaters around the world shut down.

Different jurisdictions lifted restrictions on gatherings of people at different times and may continue to have different rules in place in the future. While events are now, by and large, held at pre-pandemic scope and scale, it is difficult to predict whether restrictions could be put into place again in the future if a worsening variant emerges.

Our business depends on concert, sporting and theater events in order to generate most of our revenue from ticket sales in the secondary ticket market. During the COVID-19 pandemic, fewer concert, sporting and theater events as well as lower fan attendance had a negative impact on our revenue. Since the COVID-19 pandemic remains a public health concern as of March 31, 2023, it is possible these circumstances could re-emerge and once again threaten the live events industry and have a negative impact on our revenue.

We face ancillary risks and uncertainties arising from the global COVID-19 pandemic in addition to the possible shutdown or limitation of concert, sporting and theater events. COVID-19, and its variants, may also precipitate or aggravate other risk factors, which have had, and may continue to have, a material negative impact on our business and operating results. Many of these risks and uncertainties may extend beyond the duration of current pandemic conditions due to the uncertainty around how concert, sporting and theater industries may change going forward as a result of the pandemic. Such additional or attendant risks and uncertainties include, among other things:

•	the impact of any lingering economic downturn or recession including, without limitation, any reduction in discretionary spending or confidence for both buyers and sellers, that would result in a decline in ticket sales and attendance;

•	a reduction in the profitability of our operations due to governmental restrictions or safety precautions and protocols voluntarily undertaken, such as venues running under capacity due to spacing and social distancing limitations, which could limit the number of tickets sold;

•	increase in performer cancellations because of illness;

•	loss of ticketing sales due to the economic impact whereby certain venue operators are no longer in operation, reducing the number of events our marketplace can serve;

•	the inability to pursue expansion opportunities or acquisitions due to capital constraints;

•	increase in the prevalence of electronic tickets which could be rendered nontransferable;

•	the future availability or increased cost of insurance coverage; and

•	the incurrence of additional expenses related to compliance, precautions and management.

The likelihood of the realization or intensification of these risks and uncertainties and the ultimate magnitude of their impact on us are not knowable or quantifiable at this time. The global COVID-19 pandemic and its impacts may continue to endure for an unknown period of time. New COVID-19 variants have and may continue to emerge, which could lead to new restrictions being put into place again. The longer the duration of the global COVID-19 pandemic, the greater the ancillary and lingering effects, and related negative impact on us and our results of operations.

Risks Related to Being a Public Company

The market price and trading volume of our securities may be volatile.

Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of our Class A common stock and warrants in spite of our operating performance. We cannot assure you that the market price of our Class A common stock and warrants will not fluctuate widely or decline significantly in the future in response to a number of factors, including, among others, the following:

•	the realization of any of the risk factors presented in this prospectus;

•	difficult global market and economic conditions;

•	loss of investor confidence in the global financial markets and investing in general;

•	adverse market reaction to indebtedness we may incur, securities we may grant under our 2021 Plan or otherwise, or any other securities we may issue in the future, including shares of our Class A common stock;

•	adverse market reaction to changes in our ownership or capital structure including a secondary offering for our Class A common stock;

•	unanticipated variations in our quarterly and annual operating results or dividends;

•	failure to meet securities analysts’ earnings estimates;

•	publication of negative or inaccurate research reports about us or the live events or ticketing industry or the failure of securities analysts to provide adequate coverage of our Class A common stock in the future;

•	changes in market valuations of similar companies;

•	speculation in the press or investment community about our business;

•	the trading activity of our largest stockholders;

•	the number of shares of our common stock that are available for public trading;

•	short sales, hedging and other derivative transactions involving our capital stock;

•	additional or unexpected changes or proposed changes in laws or regulations or differing interpretations thereof affecting our business or enforcement of these laws and regulations, or announcements relating to these matters; and

•	increases in compliance or enforcement inquiries and investigations by regulatory authorities.

We may be subject to securities class action litigation, which may harm our business, financial condition and results of operations.

Companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial legal fees, settlement or judgment costs and a diversion of management’s attention and resources that are needed to successfully run our business, which could seriously harm our business, financial condition and results of operations.

We continue to have a material weakness in our internal control over financial reporting and may identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, which may result in material misstatements of our financial statements or cause us to fail to meet our periodic reporting obligations.

Subject to applicable reporting requirement exemptions we take advantage of as an emerging growth company, we are required to comply with the SEC rules implementing Sections 302 and 404 of SOXA, which require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of controls over financial reporting.

Effective internal control over financial reporting is necessary for us to provide reliable and timely financial reports and, together with adequate disclosure controls and procedures, are designed to reasonably detect and prevent fraud. We are also required to report any material weaknesses in such internal control. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis.

In connection with the audit of our financial statements for the fiscal year ended December 31, 2020, we identified deficiencies in our internal control over financial reporting, which in the aggregate, constituted a material weakness. We made the same determination in connection with the audits of our financial statements for the fiscal years ended December 31, 2021 and 2022. We determined in all three years that we had deficiencies related to implementation of segregation of duties as part of our control activities, establishment of clearly defined roles within our finance and accounting functions and the number of personnel in our finance and accounting functions with an appropriate level of technical accounting and SEC reporting experience, which in the aggregate, constitute a material weakness.

As part of our plan to address this material weakness, we are performing a full review of our internal control procedures. We have implemented, and plan to continue to implement, new controls and processes. We have hired, and plan to continue to hire, additional qualified personnel and establish more robust processes to support our internal control over financial reporting, including clearly defined roles and responsibilities and appropriate segregation of duties. While we have begun implementing a plan to remediate this material weakness, we cannot predict the success of such plan or the outcome of our assessment of this plan at this time. If our steps are insufficient to successfully remediate the material weakness and otherwise establish and maintain an effective system of internal control over financial reporting, the reliability of our financial reporting, investor confidence in us, and the value of our common stock could be materially and adversely affected. We can give no assurance that this implementation will remediate this deficiency in internal control or that additional material weaknesses in our internal control over financial reporting will not be identified in the future. Our failure to implement and maintain effective internal control over financial reporting could result in errors in our financial statements that could result in a restatement of our financial statements, or cause us to fail to meet our periodic reporting obligations. For as long as we are an “emerging growth company” under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404. We could be an “emerging growth company” until December 31, 2026.

Once we no longer qualify as an “emerging growth company,” we will be required to have our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting. An independent assessment of the effectiveness of our internal control over financial reporting could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal control over financial reporting could lead to financial statement restatements and require us to incur the expense of remediation.

An adverse report may be issued if our independent registered public accounting firm is not satisfied with the level at which our controls are documented, designed or operating.

The obligations associated with being a public company will involve significant expenses and will require significant resources and management attention, which may divert from our business operations.

As a public company, we are subject to the reporting requirements of the Exchange Act and SOXA. The Exchange Act requires the filing of annual, quarterly and current reports with respect to a public company’s business and financial condition. SOXA requires, among other things, that a public company establish and maintain effective internal control over financial reporting. As a result, we will incur significant legal, accounting and other expenses that we did not incur as a private company. Our management team and many of our other employees will need to devote substantial time to compliance, and may not effectively or efficiently manage our transition into a public company.

These rules and regulations will result in us incurring substantial legal and financial compliance costs and will make some activities more time-consuming and costly. For example, these rules and regulations make it more difficult and more expensive for us to obtain director and officer liability insurance, and we incur substantially higher costs to obtain the same or similar coverage. As a result, it may be difficult for us to attract and retain qualified people to serve on our Board, our board committees or as executive officers.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to “emerging growth companies” could make our Class A common stock less attractive to investors.

We are an “emerging growth company,” and, for as long as we continue to be an “emerging growth company,” we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including:

•	not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of SOXA;

•	reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation or golden parachute payments not previously approved.

Our status as an “emerging growth company” will end as soon as any of the following occurs:

•	the last day of the fiscal year in which we have more than $1.235 billion in annual revenue;

•	the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates;

•	the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; or

•	December 31, 2026

We cannot predict if investors will find our securities less attractive if we choose to rely on any of the exemptions afforded to “emerging growth companies.” If some investors find our securities less attractive because we rely on any of these exemptions, there may be a less active trading market for our securities and the market price of those securities may be more volatile.

Further, the JOBS Act exempts “emerging growth companies” from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a registration statement under the Securities Act declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an “emerging growth company,” can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company, which is neither an “emerging growth company” nor a company that has opted out of using the extended transition period, difficult because of the potential differences in accounting standards used.

An active trading market for our Class A common stock may not be maintained and an active trading market for our warrants may not develop.

Although our Class A common stock is listed on Nasdaq under the symbol “SEAT,” an active trading market for our Class A common stock may not be maintained. A public trading market having the desirable characteristics of depth, liquidity and orderliness depends upon the existence of willing buyers and sellers at any given time, such existence being dependent upon the individual decisions of buyers and sellers. Additionally, we can provide no assurance that an active trading market for our Class A common stock and warrants will develop, or, if such a market develops, that we will be able to maintain an active trading market for those securities on Nasdaq or any other exchange in the future. If an active market for our securities does not develop or is not maintained, or if we fail to satisfy the continued listing standards of Nasdaq for any reason and our securities are delisted, it may be difficult for our security holders to sell their securities without depressing the market price for the securities or at all. An inactive trading market may also impair our ability to both raise capital by selling shares of capital stock and acquire other complementary products, technologies or businesses by using our shares of capital stock as consideration.

Warrants are exercisable for our Class A common stock and Intermediate Common Units, which will increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders.

The following warrants to purchase our Class A common stock are outstanding and exercisable:

•	private warrants to purchase 6,519,791 shares at an exercise price of $11.50 per share;

•	warrants to purchase 17,000,000 shares at an exercise price of $10.00 per share;

•	warrants to purchase 17,000,000 shares at an exercise price of $15.00 per share; and

•	public warrants to purchase 6,766,853 shares at an exercise price of $11.50 per share.

To the extent such warrants are exercised, additional shares of our Class A common stock will be issued. This will result in dilution to the holders of our Class A common stock and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such warrants may be exercised could adversely affect the market price of our Class A common stock.

The following Hoya Intermediate Warrants are outstanding and exercisable and are held by Hoya Topco:

•	warrants to purchase 3,000,000 shares at an exercise price of $10.00 per share; and

•	warrants to purchase 3,000,000 shares at an exercise price of $15.00 per share.

Upon exercise of a Hoya Intermediate Warrant, one share of our Class B common stock will also be issued. Holders of Intermediate Units (other than us and our subsidiaries) may exchange them for shares of our Class A common stock. Sales of substantial numbers of such shares in the public market or the fact that such warrants may be exercised could adversely affect the market price of our Class A common stock.

Our management also holds options to purchase shares of our Class A common stock. To the extent such options are exercised, additional shares of our Class A common stock will be issued. This will result in dilution to the holders of our Class A common stock and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such options may be exercised could adversely affect the market price of our Class A common stock.

Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our stock price or trading volume to decline.

The trading market for our securities will be influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We will not control these analysts, and the analysts who publish information about us may have relatively little experience with us or our industry, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. If any current or future analysts who cover us provide inaccurate research or issue an adverse opinion regarding our stock price, our stock price could decline. If one or more of these analysts cease coverage of us or fail to publish reports covering us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline.

We may amend the terms of the Vivid Seats Public IPO Warrants in a manner that may be adverse to holders of Vivid Seats Public IPO Warrants with the approval by the holders of at least 65% of the then outstanding Vivid Seats Public IPO Warrants. As a result, the exercise price of your Vivid Seats Public IPO Warrants could be increased, the exercise period could be shortened and the number of shares of Class A common stock purchasable upon exercise of a Vivid Seats Public IPO Warrant could be decreased, all without a Vivid Seats Public IPO Warrant holder’s approval.

Our Vivid Seats Public IPO Warrants are issued in registered form under the Amended and Restated Warrant Agreement with Continental Stock Transfer & Trust Company, as warrant agent. The Amended and Restated Warrant Agreement provides that the terms of the Vivid Seats Public IPO Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 65% of the then outstanding Vivid Seats Public IPO Warrants to make any change that adversely affects the interests of the registered holders of Vivid Seats Public IPO Warrants. Accordingly, we may amend the terms of the Vivid Seats Public IPO Warrants in a manner adverse to a holder if holders of at least 65% of the then outstanding Vivid Seats Public IPO Warrants approve of such amendment. Although our ability to amend the terms of the Vivid Seats Public IPO Warrants with the consent of at least 65% of the then outstanding Vivid Seats Public IPO Warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the Vivid Seats Public IPO Warrants, convert the Vivid Seats Public IPO Warrants into cash or Class A common stock, shorten the exercise period or decrease the number of shares of Class A common stock purchasable upon exercise of a Vivid Seats Public IPO Warrant.

Registration of the shares of our Class A common stock issuable upon exercise of the Vivid Seats Public IPO Warrants under the Securities Act may not be in place when an investor desires to exercise Vivid Seats Public IPO Warrants.

Under the terms of the Amended and Restated Warrant Agreement, we are obligated to file and maintain an effective registration statement under the Securities Act covering the issuance of shares of our Class A common stock issuable upon exercise of the Vivid Seats Public IPO Warrants and thereafter will use our commercially reasonable efforts to maintain a current prospectus relating to the Class A common stock issuable upon exercise of the Vivid Seats Public IPO Warrants, until the expiration of the Vivid Seats Public IPO Warrants in accordance with the provisions of the Amended and Restated Warrant Agreement. We cannot assure you that we will be able to do so if, for example, any facts or events arise which represent a fundamental change in the information set forth in the registration statement or prospectus, the financial statements contained or incorporated by reference therein are not current or correct or the SEC issues a stop order. If the shares issuable upon exercise of the Vivid Seats Public IPO Warrants are not registered under the Securities Act, we are required to permit holders to exercise their Vivid Seats Public IPO Warrants on a cashless basis. However, no Vivid Seats Public IPO Warrant will be exercisable for cash or on a cashless basis, and we will not be obligated to issue any shares to holders seeking to exercise their warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, or an exemption from registration is available. If and when the Vivid Seats Public IPO Warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying shares of common stock for sale under all applicable state securities laws.

We may redeem your unexpired Vivid Seats Public IPO Warrants prior to their exercise at a time that is disadvantageous to holders of such warrants, thereby making their Vivid Seats Public IPO Warrants worthless.

We have the ability to redeem outstanding Vivid Seats Public IPO Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the last reported sales price of our Class A common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30 trading-day period ending on the third trading day prior to the date on which we give proper notice of such redemption and provided certain other conditions are met. If and when the Vivid Seats Public IPO Warrants become redeemable by us, we may not exercise our redemption right if the issuance of shares of our Class A common stock upon exercise of the Vivid Seats Public IPO Warrants is not exempt from registration or qualification under applicable state blue sky laws or we are unable to effect such registration or qualification. We will use our commercially reasonable efforts to register or qualify such shares of Class A common stock under the blue sky laws of the state of residence in those states in which the Vivid Seats Public IPO Warrants were offered by us in Horizon’s initial public offering. Redemption of the outstanding Vivid Seats Public IPO Warrants could force you to: (i) exercise your Vivid Seats Public IPO Warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) sell your Vivid Seats Public IPO Warrants at the then-current market price when you might otherwise wish to hold your warrants or (iii) accept the nominal redemption price which, at the time the outstanding Vivid Seats Public IPO Warrants are called for redemption, is likely to be substantially less than the market value of your Vivid Seats Public IPO Warrants.

None of the Vivid Seats Private Placement IPO Warrants issued to Sponsor in a private placement that occurred concurrently with Horizon’s initial public offering will be redeemable by us.

Provisions in our organizational documents and certain rules imposed by regulatory authorities may delay or prevent our acquisition by a third-party.

Our Amended and Restated Charter and our Amended and Restated Bylaws contain several provisions that may make it more difficult or expensive for a third party to acquire control of us without the approval of our Board. These provisions, which may delay, prevent or deter a merger, acquisition, tender offer, proxy contest or other transaction that stockholders may consider favorable, include the following:

•	the sole ability of directors to fill a vacancy on the Board;

•	advance notice requirements for stockholder proposals and director nominations;

•	after we no longer qualify as a “controlled company” under applicable Nasdaq listing rules, provisions limiting stockholders’ ability to (i) call special meetings of stockholders, (ii) require extraordinary general meetings of stockholders and (iii) take action by written consent;

•	the ability of the Board to designate the terms of and issue new series of preferred stock without stockholder approval, which could be used, among other things, to institute a rights plan that would have the effect of significantly diluting the stock ownership of a potential hostile acquirer, likely preventing acquisitions that have not been approved by our governing body;

•	the division of the Board into three classes, with each class serving staggered three-year terms; and

•	the lack of cumulative voting for the election of directors.

These provisions of the Amended and Restated Charter and Amended and Restated Bylaws could discourage potential takeover attempts and reduce the price that investors might be willing to pay for shares of our Class A common stock in the future, which could reduce the market price of our Class A common stock.

The provisions of our Amended and Restated Charter requiring exclusive forum in the Court of Chancery of the State of Delaware and the federal district courts of the United States for certain types of lawsuits may have the effect of discouraging lawsuits against our directors and officers.

Our Amended and Restated Charter provides that, to the fullest extent permitted by law, and unless we provide consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee or stockholder to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, our Amended and Restated Charter or our Amended and Restated Bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) any action asserting a claim governed by the internal affairs doctrine, provided that this provision, including for any “derivative action,” will not apply to suits to enforce a duty or liability created by the Securities Act, the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Our Amended and Restated Charter will further provide that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. By becoming our stockholder, you will be deemed to have notice of and consented to the exclusive forum provisions of our Amended and Restated Charter. There is uncertainty as to whether a court would enforce such a provision relating to causes of action arising under the Securities Act, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

These provisions may have the effect of discouraging lawsuits against our directors and officers. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any applicable action brought against us, a court could find the choice of forum provisions contained in our Amended and Restated Charter to be inapplicable or unenforceable in such action.

USE OF PROCEEDS

All of the shares of Class A common stock and warrants offered by the Registered Holders pursuant to this prospectus and any applicable prospectus supplement will be sold by the Registered Holders for their respective accounts. We will not receive any of the proceeds from these sales.

The Registered Holders will pay any underwriting fees, discounts, selling commissions, stock transfer taxes and certain legal expenses incurred by such Registered Holders in disposing of their shares of Class A common stock and warrants, and we will bear all other costs, fees and expenses incurred in effecting the registration of such securities covered by this prospectus and any applicable prospectus supplement, including, without limitation, all registration and filing fees, Nasdaq listing fees and fees and expenses of our counsel and our independent registered public accountants.

We will receive any proceeds from the exercise of the warrants for cash, but not from the sale of the shares of Class A common stock issuable upon such exercise. We expect to use the net proceeds from the exercise of the warrants, if any, for general corporate purposes.

MARKET PRICE OF OUR CLASS A COMMON STOCK AND DIVIDENDS

Our Class A common stock and our Vivid Seats Public IPO Warrants are listed on Nasdaq under the symbols “SEAT” and “SEATW,” respectively.

As of March 31, 2023, there were 77,610,779 shares of our Class A common stock outstanding, net of treasury shares, held of record by 79 holders and 6,766,853 of our Vivid Seats Public IPO Warrants, held of record by 1 record holder. The number of record holders of our Class A common stock and our Vivid Seats Public IPO Warrants does not include The Depository Trust Company participants or beneficial owners holding shares through nominee names.

On May 11, 2023, the closing sale price of shares of our Class A common stock was $9.60. On May 11, 2023, the closing sale price of our Vivid Seats Public IPO Warrants was $2.78.

There is no established public trading market for our Class B common stock. As of March 31, 2023, our Class B common stock was held by one shareholder and there were 118,200,000 shares of Class B common stock outstanding.

DIVIDEND POLICY

Vivid Seats Pubco was incorporated on March 29, 2021 for the purpose of consummating the Business Combination. On November 2, 2021, Vivid Seats Pubco paid a special dividend of $0.23 per share of Class A common stock.

Vivid Seats Pubco is a holding company with no material assets other than its direct and indirect ownership of equity interests in Hoya Intermediate. As such, we do not have any independent means of generating revenue. However, our management expects to cause Hoya Intermediate to make distributions to its members, including us, in an amount at least sufficient to allow us to pay all applicable taxes, to make payments under the Tax Receivable Agreement, and to pay our corporate and other overhead expenses.

Although we may pay cash dividends in the future, the payment of cash dividends on shares of our Class A common stock will be within the discretion of our Board at such time, and will depend on numerous factors, including:

•	general economic and business conditions;

•	our strategic plans and prospects;

•	our business and investment opportunities;

•	our financial condition and operating results, including our cash position, net income and realizations on investments made by its investment funds;

•	working capital requirements and anticipated cash needs;

•	contractual restrictions and obligations, including payment obligations pursuant to the Tax Receivable Agreement and restrictions pursuant to any credit facility; and

•	legal, tax and regulatory restrictions.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless the context otherwise requires, all references in this section to the “Company,” “we,” “us” or “our” refer to the business of Vivid Seats (collectively, “Vivid Seats”) prior to the consummation of the transactions contemplated by the Transaction Agreement, dated as of April 21, 2021, by and among the Company, Horizon Acquisition Corporation, the Company’s predecessor (“Horizon”), Horizon Sponsor, LLC, Hoya Topco, LLC (“Hoya Topco”) and Hoya Intermediate, LLC (“Hoya Intermediate”).

Our discussion and analysis is intended to help the reader understand our results of operations and financial condition and is provided as an addition to, and should be read in connection with, our audited consolidated financial statements, our unaudited condensed consolidated financial statements and the accompanying notes included elsewhere in this prospectus. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under the sections titled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” or in other parts of this prospectus. Our historical results are not necessarily indicative of the results that may be expected for any period in the future.

Overview

We are an online ticket marketplace that utilizes our technology platform to connect fans of live events seamlessly with ticket sellers. Our mission is to empower and enable fans to Experience It Live. We believe in the power of shared experiences to connect people with live events delivering some of life’s most exciting moments. We operate a technology platform and marketplace that enables ticket buyers to easily discover and purchase tickets from ticket sellers while enabling ticket sellers to seamlessly manage their operations. We differentiate from competitors by offering an extensive breadth and depth of ticket listings at a competitive value. During the years ended December 31, 2022, 2021, and 2020, our revenues were $600.3 million, $443.0 million, and $35.1 million, respectively, and Marketplace Gross Order Value (“Marketplace GOV”) was $3,184.8 million, $2,399.1 million, and $347.3 million, respectively. Our net income was $70.8 million for the year ended December 31, 2022. Our net loss was $19.1 million and $774.2 million for the years ended December 31, 2021 and 2020, respectively. During the three months ended March 31, 2023, our revenues were $161.1 million and our Marketplace GOV was $855.5 million. During the three months ended March 31, 2022, our revenues were $130.8 million and our Marketplace GOV was $742.1 million. Our net income was $30.3 million and $3.1 million for the three months ended March 31, 2023 and 2022, respectively.

Our Business Model

We operate our business in two segments, Marketplace and Resale.

Marketplace

In our Marketplace segment, we act as an intermediary between ticket buyers and sellers through which we earn revenue from processing ticket sales on our website and mobile applications and sales initiated through our numerous distribution partners. Our Marketplace segment also includes our daily fantasy sports offering, where users partake in contests by making picks from a variety of sport and player matchups. Using our online platform, we facilitate customer payments, deposits and withdrawals, coordinate ticket deliveries, and provide customer service to our ticket buyers and sellers and daily fantasy sports users. We do not hold ticket inventory in our Marketplace segment.

We primarily earn revenue from service and delivery fees charged to ticket buyers. We also earn referral fee revenue by offering event ticket insurance to ticket buyers, using a third-party insurance provider. The revenue we earn from our daily fantasy sports offering is the difference between cash entry fees collected and cash amounts paid out to users for winning picks, less customer promotions and incentives in a period.

We incur costs for developing and maintaining our platform, providing back-office and customer support to ticket buyers, sellers and daily fantasy sports users, facilitating payments and deposits, and shipping non-electronic tickets. We also incur substantial marketing costs, primarily related to online advertising.

A key component of our platform is Skybox, a proprietary enterprise resource planning (“ERP”) tool used by the majority of our ticket sellers. Skybox is a free-to-use system that helps ticket sellers manage ticket inventories, adjust pricing, and fulfill orders across multiple ticket resale marketplaces. Professional ticket sellers use an ERP to manage their operations and Skybox is their most widely adopted ERP.

Resale

In our Resale segment, we acquire tickets to resell on secondary ticketing marketplaces, including our own. Our Resale segment also provides internal research and development support for Skybox and our ongoing efforts to deliver industry-leading seller software and tools.

Key Business Metrics and Non-GAAP Financial Measures

We use the following metrics to evaluate our performance, identify trends, formulate financial projections, and make strategic decisions. We believe that these metrics provide useful information to investors and others in understanding and evaluating our results of operations in the same manner as our management team.

The following table summarizes our key business metrics and non-GAAP financial measure (in thousands) for the periods indicated:

	Three Months Ended March 31,
	2023	2022
Marketplace GOV(1)	$855,528	$742,138
Total Marketplace orders(2)	2,275	2,019
Total Resale orders(3)	87	68
Adjusted EBITDA(4)	$42,435	$21,012

(1)	Marketplace GOV represents the total transactional amount of Marketplace segment orders placed on our platform in a period, inclusive of fees, exclusive of taxes, and net of event cancellations that occurred during that period. Marketplace GOV was negatively impacted by event cancellations in the amount of $12.1 million during the three months ended March 31, 2023, and $34.8 million during the three months ended March 31, 2022.
(2)	Total Marketplace orders represent the volume of Marketplace segment orders placed on our platform during a period, net of event cancellations that occurred during that period. During the three months ended March 31, 2023, our Marketplace segment experienced 20,480 event cancellations, compared to 91,400 event cancellations during the three months ended March 31, 2022.
(3)	Total Resale orders represent the volume of Resale segment orders sold by our Resale team in a period, net of event cancellations that occurred during that period. During the three months ended March 31, 2023, our Resale segment experienced 685 event cancellations, compared to 2,559 event cancellations during the three months ended March 31, 2022.
(4)	Adjusted EBITDA is not a measure defined under accounting principles generally accepted in the United States (“GAAP”). We believe Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our results of operations, as well as provides a useful measure for period-to-period comparisons of our business performance. Refer to the “Adjusted EBITDA” section below for a reconciliation to its most directly comparable GAAP measure.

The following table summarizes our key business metrics and non-GAAP financial measure (in thousands) for the fiscal years indicated:

	2022	2021	2020
Marketplace GOV(1)	$3,184,754	$2,399,092	$347,259
Total Marketplace orders(2)	9,183	6,637	1,066
Total Resale orders(3)	313	199	49
Adjusted EBITDA(4)	$113,325	$109,869	$(80,204)

(1)	Marketplace GOV represents the total transactional amount of Marketplace segment orders placed on our platform in a period, inclusive of fees, exclusive of taxes, and net of event cancellations that occurred during that period. During the year ended December 31, 2022, Marketplace GOV was negatively impacted by event cancellations in the amount of $80.3 million, compared to $108.0 million and $216.0 million during the years ended December 31, 2021 and 2020.
(2)	Total Marketplace orders represents the volume of Marketplace segment orders placed on our platform during a period, net of event cancellations that occurred during that period. During the year ended December 31, 2022, our Marketplace segment experienced 199,595 event cancellations, compared to 257,109 and 549,085 event cancellations during the years ended December 31, 2021 and 2020.
(3)	Total Resale orders represents the volume of Resale segment orders in a period, net of event cancellations that occurred during that period. During the year ended December 31, 2022, our Resale segment experienced 5,205 event cancellations, compared to 6,165 and 20,644 event cancellations during the years ended December 31, 2021 and 2020.
(4)	Adjusted EBITDA is not a measure defined under GAAP. We believe Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our results of operations, as well as provides a useful measure for period-to-period comparisons of our business performance. Refer to the Adjusted EBITDA section below for a reconciliation to its most directly comparable GAAP measure.

Marketplace GOV

Marketplace GOV is a key driver of our Marketplace segment revenue. Marketplace GOV represents the total transactional amount of Marketplace orders in a period, inclusive of fees, exclusive of taxes, and net of event cancellations that occurred during that period. Marketplace GOV reflects our ability to attract and retain customers, as well as the overall health of the industry.

Our Marketplace GOV is impacted by seasonality, and typically sees increased activity in the fourth quarter when all major sports leagues are in season and we experience increases in order volume for theater during the holiday season and concert on-sales for the subsequent year. Quarterly fluctuations in our Marketplace GOV result from the number of cancellations, the popularity and demand of performers, tours, teams, and events, and the length and team composition of sports playoff series and championship games.

Our Marketplace GOV increased during the year ended December 31, 2022 as a result of a higher number of orders processed, driven by the resumption and increasing number of live events and fewer event cancellations.

Total Marketplace Orders

Total Marketplace orders represents the volume of Marketplace segment orders placed on our platform in a period, net of event cancellations. An order can include one or more tickets and/or parking passes. Total Marketplace orders allow us to monitor order volume and better identify trends within our Marketplace segment. Total Marketplace orders increased during the year ended December 31, 2022 as a result of a higher number of orders processed, driven by the resumption and increasing number of live events and fewer event cancellations.

Total Resale Orders

Total Resale orders represents the volume of Resale segment orders sold in a period, net of event cancellations. An order can include one or more tickets and/or parking passes. Total Resale orders allow us to monitor order volume and better identify trends within our Resale segment.

Adjusted EBITDA

We present Adjusted EBITDA, which is a non-GAAP measure, because it is a measure frequently used by analysts, investors, and other interested parties to evaluate companies in our industry. Further, we believe this measure is helpful in highlighting trends in our operating results because it excludes the impact of items that are outside the control of management or not reflective of ongoing performance related directly to the operation of our business segments.

Adjusted EBITDA is a key measurement used by our management internally to make operating decisions, including those related to analyzing operating expenses, evaluating performance, and performing strategic planning and annual budgeting. Moreover, we believe Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our results of operations. It also provides a useful measure for period-to-period comparisons of our business performance and highlights trends in our operating results.

The following is a reconciliation of Adjusted EBITDA to its most directly comparable GAAP measure, net income (in thousands) for the periods indicated:

	Three Months Ended March 31,
	2023	2022
Net income	$30,272	$3,138
Income tax expense	285	76
Interest expense—net	3,280	3,942
Depreciation and amortization	2,598	1,385
Sales tax liability(1)	—	922
Transaction costs(2)	456	1,402
Equity-based compensation(3)	5,530	3,597
Loss on extinguishment of debt(4)	—	4,285
Litigation, settlements and related costs(5)	300	(14)
Change in fair value of warrants(6)	(327)	2,279
Change in fair value of contingent consideration(7)	34	—
Loss on asset disposals(8)	7	—

Adjusted EBITDA	$42,435	$21,012

(1)	We have historically incurred sales tax expense in jurisdictions where we expected to remit sales tax payments but were not yet collecting from customers. During the second half of 2021, we began collecting sales tax from customers in the required jurisdictions. The sales tax liability presented herein represents the tax liability for sales tax prior to the date we began collecting sales tax from customers reduced by abatements received, inclusive of any penalties and interest assessed by the jurisdictions. The remaining historic sales tax liability payments were made during the year ended December 31, 2022.
(2)	Transaction costs consist of legal; accounting; tax and other professional fees; personnel-related costs, which consist of retention bonuses; and integration costs. Transaction costs recognized in 2023 were primarily related to legal expenses and retention bonuses related to Betcha Sports, Inc. (rebranded as “Vivid Picks”). Transaction costs recognized in 2022 were related to the merger transaction with Horizon (the “Merger Transaction”), the acquisition of Betcha and the refinancing of the remaining June 2017 First Lien Loan (as defined herein) with a new $275.0 million term loan (the “February 2022 First Lien Loan”).

(3)	We incur equity-based compensation expenses for profits interests issued prior to the Merger Transaction and equity granted according to the 2021 Incentive Award Plan (“2021 Plan”), which we do not consider to be indicative of our core operating performance. The 2021 Plan was approved and adopted in order to facilitate the grant of equity incentive awards to our employees and directors. The 2021 Plan became effective on October 18, 2021.
(4)	Losses incurred resulted from the extinguishment of the June 2017 First Lien Loan in February 2022.
(5)	These amounts relate to external legal costs, settlement costs and insurance recoveries, which were unrelated to our core business operations.
(6)	This relates to the revaluation of warrants to purchase common units of Hoya Intermediate (“Intermediate Units”) held by Hoya Topco following the Merger Transaction.
(7)	This relates to the revaluation of Vivid Picks cash earnouts.
(8)	This relates to asset disposals, which are not considered indicative of our core operating performance.

The following is a reconciliation of Adjusted EBITDA to its most directly comparable GAAP measure, net income (loss) (in thousands) for the fiscal years indicated:

	2022	2021	2020
Net income (loss)	$70,779	$(19,129)	$(774,185)
Income tax expense (benefit)	(1,590)	304	—
Interest expense—net	12,858	58,179	57,482
Depreciation and amortization	7,732	2,322	48,247
Sales tax liability(1)	2,814	8,956	6,772
Transaction costs(2)	4,840	12,852	359
Equity-based compensation(3)	19,053	6,047	4,287
Loss on extinguishment of debt(4)	4,285	35,828	685
Litigation, settlements and related costs(5)	2,477	2,835	1,347
Severance related to COVID-19(6)	—	286	795
Change in fair value of warrants(7)	(8,227)	1,389	—
Change in fair value of contingent consideration(8)	(2,065)	—	—
Loss on asset disposals(9)	369	—	169
Impairment charges(10)	—	—	573,838

Adjusted EBITDA	$113,325	$109,869	$(80,204)

(1)	We have historically incurred sales tax expense in jurisdictions where we expected to remit sales tax payments but were not yet collecting from customers. During the second half of 2021, we began collecting sales tax from customers in the required jurisdictions. The sales tax liability presented herein represents the tax liability for sales tax prior to the date we began collecting sales tax from customers reduced by abatements received, inclusive of any penalties and interest assessed by the jurisdictions. The aforementioned liability was fully paid in 2022.
(2)	Transaction costs consist of legal; accounting; tax and other professional fees; personnel-related costs, which consist of retention bonuses; and integration costs. Transaction costs recognized in 2022 were related to the Merger Transaction, the acquisition of Betcha, refinancing of the remaining June 2017 First Lien Loan with the February 2022 First Lien Loan and our offering to the holders of our outstanding public warrants to receive shares of Class A common stock of the Company in exchange for each outstanding public warrant tendered by the holder. Transaction costs recognized in 2021 were related to the Merger Transaction, to the extent they were not eligible for capitalization, and the acquisition of Vivid Picks. Transaction costs recognized in 2020 were related to the acquisition of Fanxchange Ltd. in 2019.
(3)	We incur equity-based compensation expenses for profits interests issued prior to the Merger Transaction and equity granted according to the 2021 Incentive Award Plan (“2021 Plan”), which we do not consider to be indicative of our core operating performance. The 2021 Plan was approved and adopted in order to facilitate the grant of equity incentive awards to our employees and directors. The 2021 Plan became effective on October 18, 2021.

(4)	Loss on extinguishment of debt incurred in 2022 resulted from the extinguishment of the June 2017 First Lien Loan in February 2022. Loss on extinguishment of debt incurred in 2021 and 2020 resulted from the retirement of the May 2020 First Lien Loan (as defined herein), fees paid related to the early payment of a portion of the principal of the June 2017 First Lien Loan in October 2021, and the retirement of the revolving credit facility in May 2020.
(5)	These expenses relate to external legal costs and settlement costs, which were unrelated to our core business operations.
(6)	These charges relate to severance costs resulting from significant reductions in employee headcount due to the effects of the COVID-19 pandemic.
(7)	This relates to the revaluation of warrants to purchase common units of Intermediate Units held by Hoya Topco following the Merger Transaction.
(8)	This relates to the revaluation of Vivid Picks cash earnouts.
(9)	This relates to asset disposals, which are not considered indicative of our core operating performance.
(10)	We incurred impairment charges triggered by the effects of the COVID-19 pandemic during the year ended December 31, 2020. The impairment charges resulted in a reduction in the carrying values of our goodwill, indefinite-lived trademark, definite-lived intangible assets, and other long-lived assets.

Key Factors Affecting Our Performance

Our operational and financial results have been, and will continue to be, affected by a number of factors that present significant opportunities as well as risks and challenges, including those discussed below and elsewhere in this prospectus. The key factors discussed below impacted our 2022 results or are anticipated to impact our 2023 results.

Growth and Retention of Buyers, Sellers and Distribution Partners

Our revenue growth primarily depends on acquiring and retaining customers. We seek to have ticket buyers and sellers view us as the go-to ticketing marketplace when searching for, purchasing and selling event tickets. We differentiate from competitors by offering an extensive breadth and depth of ticket listings at a competitive value, and by providing a reliable and secure experience for ticket buyers. We acquire new ticket buyers through various marketing channels, partnerships, brand advertisement and word-of-mouth. Performance marketing channels are highly competitive, and we must continue to be effective in these acquisition channels. We seek to retain buyers by cultivating brand awareness and affinity for our differentiated offering. We provide an optimal customer experience, additional avenues for engagement and outreach such as through customized emails and Vivid Picks, and most importantly, exceptional value with our Vivid Seats Rewards program. Likewise, we must preserve our longstanding relationships with ticket sellers to maintain extensive ticket listing options at competitive prices. We recognize the importance of seller and other distribution relationships in the ticketing ecosystem and offer products and services designed to support the needs of our sellers and distribution partners.

Macroenvironment and Resulting Consumer Demand for Live Events

Consumer demand for live events could be impacted by economic conditions affecting disposable consumer income, including unemployment levels, fuel prices, interest rates, changes in tax rates and tax laws that impact individuals and rising inflation, that affect disposable consumer income. These economic conditions could affect overall demand for live event tickets, ticket prices and/or price sensitivity, which in turn could have a negative impact on our business and financial results.

Ticketing Industry Competition

Our business faces significant competition from other national, regional and local primary and secondary ticketing service providers. We also face competition in the resale of tickets from other professional ticket resellers. Forms of competition can include, but are not limited to, increasing performance marketing spend, increasing brand advertisement spend, pricing changes, exclusive partnerships, and new product offerings and enhancements. To combat such competitive dynamics, we continue to refine our marketing strategies to attract and retain customers and innovate to offer our customers an attractive value proposition.

Supply of Concert, Sporting and Theater Events

The number of live concert, sporting, and theater events will have a significant effect on our revenue and operating income. Many of the factors affecting the number of live events are beyond our control.

Attracting and Retaining Talent

We rely on the ability to attract and retain employees. Our future success depends on our continuing ability to identify, hire, develop, motivate and retain highly skilled personnel for all areas of our organization. We share the dedication to our mission to Experience It Live. Offering employees an engaging and positive work environment contributes to both their success and our success. We are committed to fostering an environment that is inclusive and welcoming to diversity in backgrounds, experiences and thoughts as a means toward achieving employee engagement, empowerment, innovation and good decision-making.

Seasonality

Our operational and financial results can be impacted by seasonality, with increased activity in the fourth quarter when all major sports leagues are in season and we experience an increase in order volume for theater events during the holiday season and concert on-sales for the subsequent year. In addition, our quarterly results and quarterly year-over-year growth rates can be impacted by:

•	sports teams’ performance, the number of playoff games in a series and teams involved;

•	the timing of tours of top grossing acts;

•	tour, game, and other event cancellations due to weather, illness or other factors; and

•	popularity and demand for certain performers and events.

COVID-19 Pandemic

The COVID-19 pandemic has had, and may continue to have, a significant negative impact on our business, operational and financial results. Beginning in the second quarter of 2021, and continuing throughout the first quarter of 2023, we have seen a recovery in ticket orders as mitigation measures eased. While we have experienced recovery from the COVID-19 pandemic, given the emergence of new variants and continued infectious cases, uncertainty remains. If economic conditions caused by the pandemic were to worsen, our financial condition, cash flows, and results of operations may be further materially impacted.

Results of Operations

Comparison of the Three Months Ended March 31, 2023 and 2022

The following table sets forth our results of operations (in thousands, except percentages):

	Three Months Ended March 31,
	2023	2022	Change	% Change
Revenues	$161,063	$130,772	$30,291	23%
Costs and expenses:
Cost of revenues (exclusive of depreciation and amortization shown separately below)	37,760	32,164	5,596	17%
Marketing and selling	54,772	54,228	544	1%
General and administrative	32,389	29,275	3,114	11%
Depreciation and amortization	2,598	1,385	1,213	88%
Change in fair value of contingent consideration	34	—	34	100%

Income from operations	33,510	13,720	19,790	144%
Other (income) expense:
Interest expense—net	3,280	3,942	(662)	(17)%
Loss on extinguishment of debt	—	4,285	(4,285)	(100)%
Other (income) expense	(327)	2,279	(2,606)	(114)%

Income before income taxes	30,557	3,214	27,343	851%
Income tax expense	285	76	209	275%

Net income	30,272	3,138	27,134	865%
Net income attributable to redeemable noncontrolling interests	18,090	1,879	16,211	863%

Net income attributable to Class A Common Stockholders	$12,182	$1,259	$10,923	868%

Revenues

The following table presents revenues by segment (in thousands, except percentages):

	Three Months Ended March 31,
	2023	2022	Change	% Change
Revenues:
Marketplace	$136,581	$110,516	$26,065	24%
Resale	24,482	20,256	4,226	21%

Total revenues	$161,063	$130,772	$30,291	23%

Total revenues increased $30.3 million, or 23%, during the three months ended March 31, 2023 compared to the three months ended March 31, 2022. The increase, which occurred in both our Marketplace and Resale segments, resulted from an increase in new orders processed resulting from an increased number of live events sold and fewer event cancellations. The three months ended March 31, 2022 were negatively impacted by the Omicron variant in addition to abnormally high cancellations that were unrelated to the COVID-19 pandemic.

Marketplace

The following table presents Marketplace revenues by event category (in thousands, except percentages):

	Three Months Ended March 31,
	2023	2022	Change	% Change
Revenues:
Concerts	$74,879	$58,673	$16,206	28%
Sports	45,600	38,915	6,685	17%
Theater	15,390	12,615	2,775	22%
Other	712	313	399	127%

Total Marketplace revenues	$136,581	$110,516	$26,065	24%

Marketplace revenues increased $26.1 million, or 24%, during the three months ended March 31, 2023 compared to the three months ended March 31, 2022. The increase in Marketplace revenues for the three months ended March 31, 2023 resulted from an increase in new orders processed due to an increased number of live events sold, fewer event cancellations and a reduction in Vivid Seats Rewards contra revenue based on updated trends following changes to our loyalty program in Q4 2022.

Total Marketplace orders increased $0.3 million, or 13%, during the three months ended March 31, 2023 compared to the three months ended March 31, 2022.

Cancellation charges, which are recognized as a reduction to revenues, were $3.6 million for the three months ended March 31, 2023 compared to $16.0 million for the three months ended March 31, 2022. Cancellation charges for the three months ended March 31, 2023 were lower than the three months ended March 31, 2022 due to significantly fewer event cancellations.

Marketplace revenues by business model consisted of the following (in thousands, except percentages):

	Three Months Ended March 31,
	2023	2022	Change	% Change
Revenues:
Owned Properties	$102,815	$83,666	$19,149	23%
Private Label	33,766	26,850	6,916	26%

Total Marketplace revenues	$136,581	$110,516	$26,065	24%

The increase in revenue from Owned Properties during the three months ended March 31, 2023 resulted from an increase in new orders processed across each event category driven by more events sold and fewer event cancellations.

Within the Marketplace segment, we also earn referral fee revenue by offering event ticket insurance to ticket buyers, using a third-party insurance provider. Our referral fee revenue was $7.2 million and $9.5 million during the three months ended March 31, 2023 and 2022, respectively. Referral fees were lower for the three months ended March 31, 2023 compared to the three months ended March 31, 2022 as insurance attachment rate to orders declined.

Resale

Resale revenues increased $4.2 million, or 21%, during the three months ended March 31, 2023 compared to the three months ended March 31, 2022. The increase resulted primarily from higher order volume. Total Resale orders increased less than 0.1 million, or 28%, during the three months ended March 31, 2023 compared to the three months ended March 31, 2022. Cancellation charges, classified as a reduction of revenue, negatively impacted Resale revenue by $0.5 million for the three months ended March 31, 2023, and $0.2 million for the three months ended March 31, 2022 due to an increase in the reserve for future cancellations.

Cost of Revenues (exclusive of Depreciation and Amortization)

The following table presents cost of revenues by segment (in thousands, except percentages):

	Three Months Ended March 31,
	2023	2022	Change	% Change
Cost of revenues:
Marketplace	$20,060	$16,409	$3,651	22%
Resale	17,700	15,755	1,945	12%

Total cost of revenues	$37,760	$32,164	$5,596	17%

Total cost of revenues increased $5.6 million, or 17%, for the three months ended March 31, 2023 compared to the three months ended March 31, 2022. The increase to total cost of revenues resulted primarily from higher revenues in both our Marketplace and Resale segments.

Marketplace

Marketplace cost of revenues increased $3.7 million, or 22%, for the three months ended March 31, 2023 compared to the three months ended March 31, 2022. The increase in cost of revenues is relatively consistent with the increase in total Marketplace revenues, which increased by 24%, for the three months ended March 31, 2023 compared to the three months ended March 31, 2022.

Resale

Resale cost of revenues increased $1.9 million, or 12%, for the three months ended March 31, 2023 compared to the three months ended March 31, 2022. The increase in Resale cost of revenues is not consistent with the increase in Resale revenues due to higher margins for the three months ended March 31, 2023 compared to the three months ended March 31, 2022, resulting from particular inventory positions taken that were in high demand.

Marketing and Selling

The following table presents marketing and selling expenses (in thousands, except percentages):

	Three Months Ended March 31,
	2023	2022	Change	% Change
Marketing and selling:
Online	$49,108	$49,850	$(742)	(1)%
Offline	5,664	4,378	1,286	29%

Total marketing and selling	$54,772	$54,228	$544	1%

Marketing and selling expenses, which are entirely attributable to our Marketplace segment, increased $0.5 million, or 1%, during the three months ended March 31, 2023 compared to the three months ended March 31, 2022. The increase in expenses primarily resulted from greater spending on offline advertising. Our spending on offline advertising increased by $1.3 million, or 29%, during the three months ended March 31, 2023 compared to the three months ended March 31, 2022 due to increased brand awareness marketing efforts. Despite increased revenues, our online advertising spending decreased during the three months ended March 31, 2023 compared to the three months ended March 31, 2022, as we continued to test and pursue incremental efficiencies.

General and Administrative

The following table presents general and administrative expenses (in thousands, except percentages):

	Three Months Ended March 31,
	2023	2022	Change	% Change
General and administrative:
Personnel expenses	$24,691	$19,737	$4,954	25%
Non-income tax expenses	456	1,239	(783)	(63)%
Other	7,242	8,299	(1,057)	(13)%

Total general and administrative	$32,389	$29,275	$3,114	11%

Total general and administrative expenses increased $3.1 million, or 11%, for the three months ended March 31, 2023 compared to the three months ended March 31, 2022 primarily due to higher personnel expenses from higher employee headcount, partially offset by a decrease in other expenses primarily due to lower professional services fees.

Depreciation and Amortization

Depreciation and amortization expenses increased $1.2 million, or 88%, during the three months ended March 31, 2023 compared to the three months ended March 31, 2022. The increase is primarily related to an increase in development activities related to our platform and the intangibles acquired as part of the Vivid Picks acquisition.

Change in Fair Value of Contingent Consideration

Change in fair value of contingent consideration was less than $0.1 million during the three months ended March 31, 2023 due to the fair value remeasurement of cash earnouts.

Other (Income) Expense

Interest expense—net

Interest expense decreased $0.7 million, or 17%, for the three months ended March 31, 2023 compared to the three months ended March 31, 2022. We reduced our outstanding debt balance and effective interest rate on February 3, 2022 when we refinanced the June 2017 First Lien Loan with the February 2022 First Lien Loan.

Loss on extinguishment of debt

Loss on extinguishment of debt was $4.3 million during the three months ended March 31, 2022 due to the refinancing of the June 2017 First Lien Loan with the February 2022 First Lien Loan. There was no loss on extinguishment of debt for the three months ended March 31, 2023.

Other (income) expense

Other (income) expense decreased $2.6 million, or 114%, for the three months ended March 31, 2023 compared to the three months ended March 31, 2022 primarily due to the fair value remeasurement of the warrants issued by Hoya Intermediate to Vivid Seats and Hoya Topco (the “Hoya Intermediate Warrants”).

Comparison of the Years Ended December 31, 2022 and 2021

The following table sets forth our results of operations (in thousands, except percentages):

	2022	2021	Change	% Change
Revenues	$600,274	$443,038	$157,236	35%
Costs and expenses:
Cost of revenues (exclusive of depreciation and amortization shown separately below)	140,508	90,617	49,891	55%
Marketing and selling	248,375	181,358	67,017	37%
General and administrative	127,619	92,170	35,449	38%
Depreciation and amortization	7,732	2,322	5,410	233%
Change in fair value of contingent consideration	(2,065)	—	(2,065)	100%

Income from operations	78,105	76,571	1,534	2%
Other (income) expense:
Interest expense – net	12,858	58,179	(45,321)	(78)%
Loss on extinguishment of debt	4,285	35,828	(31,543)	(88)%
Other (income) expense	(8,227)	1,389	(9,616)	(692)%

Income (loss) before income taxes	69,189	(18,825)	88,014	468%
Income tax expense (benefit)	(1,590)	304	(1,894)	(623)%

Net income (loss)	70,779	(19,129)	89,908	470%
Net loss attributable to Hoya Intermediate, LLC shareholders prior to reverse recapitalization	—	(12,836)	12,836	100%
Net income (loss) attributable to redeemable noncontrolling interests	42,117	(3,010)	45,127	1,499%

Net income (loss) attributable to Class A Common Stockholders	$28,662	$(3,283)	$31,945	973%

Revenues

The following table presents revenues by segment (in thousands, except percentages):

	2022	2021	Change	% Change
Revenues:
Marketplace	$511,094	$389,668	$121,426	31%
Resale	89,180	53,370	35,810	67%

Total revenues	$600,274	$443,038	$157,236	35%

Total revenues increased $157.2 million for the year ended December 31, 2022 compared to the year ended December 31, 2021. The increase, which occurred in both our Marketplace and Resale segments, resulted from an increase in new orders processed resulting from the resumption and increasing number of live events and fewer event cancellations. The pandemic and resulting mitigation measures had a significant adverse effect on order volume and event cancellations during the year ended December 31, 2021. In the second quarter of 2021, most local governments began to lift large scale restrictions on live events such that there was a significant increase in live events held for the year ended December 31, 2022 compared to the year ended December 31, 2021.

Marketplace

The following table presents revenues in our Marketplace segment by event category (in thousands, except percentages):

	2022	2021	Change	% Change
Revenues:
Concerts	$251,423	$171,149	$80,274	47%
Sports	196,467	175,471	20,996	12%
Theater	61,483	41,745	19,738	47%
Other	1,721	1,303	418	32%

Total Marketplace revenues	$511,094	$389,668	$121,426	31%

Marketplace revenues increased $121.4 million during the year ended December 31, 2022 compared to the year ended December 31, 2021. The increase in Marketplace revenues for the year ended December 31, 2022 resulted primarily from an overall increase in new orders processed, driven by the resumption and increasing number of live events, and fewer event cancellations compared to the year ended December 31, 2021. The increase in Marketplace revenues was primarily driven by the concert category and resulted from an increase in new orders processed, driven by the resumption and overall increasing number of events, rescheduling of postponed events and reduced event cancellations.

Total Marketplace orders increased 2.5 million, or 38%, during the year ended December 31, 2022 compared to the year ended December 31, 2021.

Cancellation charges, which are recognized as a reduction to revenues, were $27.8 million for the year ended December 31, 2022, compared to $34.5 million for the year ended December 31, 2021. Cancellation charges for the year ended December 31, 2022 were lower than the year ended December 31, 2021 due to lower event cancellations in all event categories and higher recorded breakage on customer credits, partially offset by higher customer refunds that increase as order volume increases.

Marketplace revenues by business model consisted of the following (in thousands, except percentages):

	2022	2021	Change	% Change
Revenues:
Owned Properties	$400,413	$308,226	$92,187	30%
Private Label	110,681	81,442	29,239	36%

Total Marketplace revenues	$511,094	$389,668	$121,426	31%

The increases in revenue from both Owned Properties and Private Label during the year ended December 31, 2022 compared to the year ended December 31, 2021 resulted from an increase in new orders processed, particularly in the concert category, and fewer event cancellations.

Within the Marketplace segment, we also earn referral fee revenue by offering event ticket insurance to ticket buyers, using a third-party insurance provider. Our referral fee revenue was $33.4 million and $33.5 million during the years ended December 31, 2022 and 2021, respectively. Referral fees were flat compared to 2021 as insurance attachment rate to orders declined.

Resale

Revenue for our Resale segment increased $35.8 million, or 67%, during the year ended December 31, 2022 compared to the year ended December 31, 2021. The increase resulted primarily from higher order volume in the concert category. Total Resale orders increased 0.1 million, or 57%, during the year ended December 31, 2022 compared to the year ended December 31, 2021. Cancellation charges, classified as a reduction of revenue, negatively impacted Resale revenue by less than $0.1 million and $2.8 million for the years ended December 31, 2022 and 2021, respectively.

Cost of Revenues (exclusive of Depreciation and Amortization)

The following table presents cost of revenues by segment (in thousands, except percentages):

	2022	2021	Change	% Change
Cost of revenues:
Marketplace	$73,126	$51,702	$21,424	41%
Resale	67,382	38,915	28,467	73%

Total cost of revenues	$140,508	$90,617	$49,891	55%

Total cost of revenues increased $49.9 million, or 55%, for the year ended December 31, 2022 compared to the year ended December 31, 2021. The increase to total cost of revenues resulted primarily from higher order volume in both our Marketplace and Resale segments and a higher proportion of revenue from our Resale segment.

Marketplace

Marketplace cost of revenues increased $21.4 million, or 41%, for the year ended December 31, 2022 compared to the year ended December 31, 2021. The increase in cost of revenues is fairly consistent with the increase in total Marketplace orders, which increased by 2.5 million orders, or 38%, for the year ended December 31, 2022 compared to the year ended December 31, 2021.

Resale

Resale cost of revenues increased $28.5 million, or 73%, for the year ended December 31, 2022 compared to the year ended December 31, 2021. The increase resulted from an increase in total Resale orders of 0.1 million orders, or 57%, during the year ended December 31, 2022 compared to the year ended December 31, 2021. The increase in Resale cost of revenues is not consistent with the increase in Resale revenues for the year ended December 31, 2022 compared to the year ended December 31, 2021. This was driven by strong post-COVID recovery demand in 2021 that resulted in abnormally high margins. Cancellation charges resulted in a reduction to Resale cost of revenues of $0.5 million and $1.4 million for the years ended December 31, 2022 and 2021, respectively.

Marketing and Selling

The following table presents marketing and selling expenses (in thousands, except percentages):

	2022	2021	Change	% Change
Marketing and selling:
Online	$224,872	$160,420	$64,452	40%
Offline	23,503	20,938	2,565	12%

Total marketing and selling	$248,375	$181,358	$67,017	37%

Marketing and selling expenses, which are entirely attributable to our Marketplace segment, increased $67.0 million, or 37%, during the year ended December 31, 2022 compared to the year ended December 31, 2021. The increase in expenses primarily resulted from greater spending on online advertising. Our spending on online advertising increased by $64.5 million, or 40%, during the year ended December 31, 2022 compared to the year ended December 31, 2021 as we scaled to capture an increase in live event demand and experienced increased competition in performance marketing channels. The increase in our offline advertising expense was driven by our revamped brand awareness marketing efforts, which began with a large campaign in the fourth quarter of 2021.

General and Administrative

The following table presents general and administrative expenses (in thousands, except percentages):

	2022	2021	Change	% Change
General and administrative:
Personnel expenses	$88,037	$47,546	$40,491	85%
Non-income tax expenses	4,380	10,016	(5,636)	(56)%
Other	35,202	34,608	594	2%

Total general and administrative	$127,619	$92,170	$35,449	38%

Total general and administrative expenses increased $35.4 million, or 38%, for the year ended December 31, 2022 compared to the year ended December 31, 2021. The increase was primarily due to a higher personnel expenses attributable to higher employee headcount, an increase in costs for our outsourced customer service provider and an increase in stock compensation expense from awards granted pursuant to the 2021 Plan, which became effective on October 18, 2021. This increase was partially offset by a decrease in non-income tax expense as we began collecting sales tax from customers in the required jurisdictions in the second half of 2021. The majority of the non-income tax expense in the prior periods represents the exposure for sales tax prior to the date we began collecting sales tax from customers, reduced by abatements received, and inclusive of any penalties and interest assessed by the jurisdictions.

Depreciation and Amortization

Depreciation and amortization expenses increased $5.4 million, or 233%, during the year ended December 31, 2022 compared to the year ended December 31, 2021 primarily as a result of an increase in development activities related to our platform and the intangibles acquired as part of the Vivid Picks acquisition.

Change in fair value of contingent consideration

Change in fair value of contingent consideration was $2.1 million during the year ended December 31, 2022 due to the fair value remeasurement of cash earnouts.

Other (Income) Expense

Interest expense—net

Interest expense decreased $45.3 million, or 78%, for the year ended December 31, 2022 compared to the year ended December 31, 2021. We paid off the May 2020 First Lien Loan and made a partial payment of the outstanding principal on the June 2017 First Lien Loan in the fourth quarter of 2021. In addition, we further reduced our outstanding debt balance and effective interest rate on February 3, 2022 when we refinanced the June 2017 First Lien Loan with the February 2022 First Lien Loan.

Loss on extinguishment of debt

Loss on extinguishment of debt decreased $31.5 million during the year ended December 31, 2022 compared to the year ended December 31, 2021. For the year ended December 31, 2022, loss on extinguishment of debt was due to the refinancing of the June 2017 First Lien Loan with the February 2022 First Lien Loan in the first quarter of 2022. For the year ended December 31, 2021, loss on extinguishment of debt was due to our full repayment of the May 2020 First Lien Loan and a partial repayment of the outstanding principal on the June 2017 First Lien Loan. The loss includes $28.0 million for a prepayment penalty, $6.1 million for the amortization of the remaining balance of the original issuance discount and issuance costs related to the repayment of the May 2020 First Lien Loan in full and $1.7 million for the amortization of the balance of the original issuance discount and issuance costs related to the partial repayment of the outstanding principal on the June 2017 First Lien Loan.

Other (income) expense

Other (income) expense decreased $9.6 million during the year ended December 31, 2022 compared to the year ended December 31, 2021. For the year ended December 31, 2022, other (income) expense was related to the fair value remeasurement of the Hoya Intermediate Warrants. For the year ended December 31, 2021, other (income) expense was primarily related to our modification of the terms of warrants to purchase shares of Class A common stock to former warrant holders of Horizon in connection with the Merger Transaction.

Comparison of the Years Ended December 31, 2021 and 2020

The following table sets forth our results of operations (in thousands, except percentages):

	2021	2020	Change	% Change
Revenues	$443,038	$35,077	$407,961	1163%
Costs and expenses:
Cost of revenues (exclusive of depreciation and amortization shown separately below)	90,617	24,690	65,927	267%
Marketing and selling	181,358	38,121	143,237	376%
General and administrative	92,170	66,199	25,971	39%
Depreciation and amortization	2,322	48,247	(45,925)	(95)%
Impairment charges	—	573,838	(573,838)	(100)%

Income (loss) from operations	76,571	(716,018)	792,589	111%
Other expenses:
Interest expense—net	58,179	57,482	697	1%
Loss on extinguishment of debt	35,828	685	35,143	5,130%
Other expenses	1,389	—	1,389	100%

Loss before income taxes	(18,825)	(774,185)	755,360	98%
Income tax expense	304	—	304	100%

Net loss	(19,129)	(774,185)	755,056	98%
Net loss attributable to Hoya Intermediate, LLC shareholders prior to reverse recapitalization	(12,836)	(774,185)	761,349	98%
Net loss attributable to redeemable noncontrolling interests	(3,010)	—	(3,010)	100%

Net loss attributable to Class A Common Stockholders	$(3,283)	$—	$(3,283)	100%

Revenues

The following table presents revenues by segment (in thousands, except percentages):

	2021	2020	Change	% Change
Revenues:
Marketplace	$389,668	$23,281	$366,387	1,574%
Resale	53,370	11,796	41,574	352%

Total revenues	$443,038	$35,077	$407,961	1,163%

Total revenues increased $408.0 million for the year ended December 31, 2021 compared to the year ended December 31, 2020. The increase, which occurred in both our Marketplace and Resale segments, resulted from an increase in new orders processed resulting from the resumption of live events and a reduction in event cancellations due to the COVID-19 pandemic. The pandemic and resulting mitigation measures had a significant adverse effect on order volume and event cancellations during 2020. By the third quarter of 2021, most local governments had lifted large scale restrictions on live events. For the second half of 2021, our annualized order volume exceeded 2019 levels.

Marketplace

The following table presents revenues in our Marketplace segment by event category (in thousands, except percentages):

	2021	2020	Change	% Change
Revenues:
Concerts	$171,149	$15,775	$155,374	985%
Sports	175,471	3,484	171,987	4,936%
Theater	41,745	3,759	37,986	1,011%
Other	1,303	263	1,040	395%

Total Marketplace revenues	$389,668	$23,281	$366,387	1,574%

Marketplace revenues increased $366.4 million during the year ended December 31, 2021 compared to the year ended December 31, 2020. The increase in Marketplace revenues resulted primarily from an overall increase in new orders processed on our Marketplace platform combined with fewer event cancellation charges.

Total Marketplace orders increased 5.6 million, or 523%, during the year ended December 31, 2021 compared to the year ended December 31, 2020. The increase in orders resulted from the increase in events held after restrictions on fan attendance due to the COVID-19 pandemic were reduced or lifted. These increases occurred across all event categories with the greatest increase in sports.

Cancellation charges, which are recognized as a reduction to revenues, were $34.5 million for the year ended December 31, 2021, compared to $76.7 million for the year ended December 31, 2020. Due to the mass cancellations of live events during the initial phases of the pandemic in 2020, cancellation charges were higher in 2020 compared to 2021. For the year ended December 31, 2021 and 2020, we recognized an increase in revenue of $5.1 million and a decrease of $15.3 million, respectively, due to the impact of cancellation charges for cancelled events where the performance obligations were satisfied in prior periods.

Marketplace revenues by business model consisted of the following (in thousands, except percentages):

	2021	2020	Change	% Change
Revenues:
Owned Properties	$308,226	$24,188	$284,038	1,174%
Private Label	81,442	(907)	82,349	9,079%

Total Marketplace revenues	$389,668	$23,281	$366,387	1,574%

The increases in revenue from both Owned Properties and Private Label during the year ended December 31, 2021 resulted primarily from the increase in order volume resulting from the loosening of restrictions on live events and fewer event cancellations than the year ended December 31, 2020.

Resale

Revenue for our Resale segment increased $41.6 million, or 352%, during the year ended December 31, 2021 compared to the year ended December 31, 2020. The increase resulted primarily from higher order volume. Total Resale orders increased 0.1 million, or 305%, during the year ended December 31, 2021 compared to the year ended December 31, 2020. Cancellation charges, classified as a reduction of revenue, negatively impacted Resale revenue by $2.8 million and $6.7 million for the years ended December 31, 2021 and 2020, respectively.

Cost of Revenues (exclusive of Depreciation and Amortization)

The following table presents cost of revenues by segment (in thousands, except percentages):

	2021	2020	Change	% Change
Cost of revenues:
Marketplace	$51,702	$13,741	$37,961	276%
Resale	38,915	10,949	27,966	255%

Total cost of revenues	$90,617	$24,690	$65,927	267%

Total cost of revenues increased $65.9 million, or 267%, for the year ended December 31, 2021 compared to the year ended December 31, 2020. The increase to total cost of revenues resulted from higher order volume in both our Marketplace and Resale segments.

Marketplace

Marketplace cost of revenues increased $38.0 million, or 276%, for the year ended December 31, 2021 compared to the year ended December 31, 2020. The increase in cost of revenues is consistent with the increase in total Marketplace orders, which increased by 5.6 million orders, or 523%, for the year ended December 31, 2021 compared to the year ended December 31, 2020.

Resale

Resale cost of revenues increased $28.0 million, or 255%, for the year ended December 31, 2021 compared to the year ended December 31, 2020. The increase resulted from an increase in total Resale orders of 0.1 million orders, or 305%, during the year ended December 31, 2021 compared to the year ended December 31, 2020. The increase in Resale cost of revenues is not consistent with the increase in Resale revenues due to higher ticket prices and margins in 2021 compared to 2020. Cancellation charges resulted in a reduction to Resale cost of revenues of $1.4 million and $4.3 million for the years ended December 31, 2021 and 2020, respectively.

Marketing and Selling

The following table presents marketing and selling expenses (in thousands, except percentages):

	2021	2020	Change	% Change
Marketing and selling:
Online	$160,420	$34,213	$126,207	369%
Offline	20,938	3,908	17,030	436%

Total marketing and selling	$181,358	$38,121	$143,237	376%

Marketing and selling expenses, which are entirely attributable to our Marketplace segment, increased $143.2 million, or 376%, during the year ended December 31, 2021 compared to the year ended December 31, 2020. The increase in expenses primarily resulted from greater spending on online advertising during the second half of 2021. Our spending on online advertising increased by $126.2 million, or 369%, during the year ended December 31, 2021 compared to 2020. As restrictions on the attendance of live events were reduced or lifted, we increased our spending on marketing to capitalize on the increase in live event attendance. In addition, starting in the fourth quarter of 2021, we increased our marketing efforts in additional offline channels including broadcast TV and radio as part of our brand awareness efforts.

General and Administrative

The following table presents general and administrative expenses (in thousands, except percentages):

	2021	2020	Change	% Change
General and administrative:
Personnel expenses	$47,546	$37,696	$9,850	26%
Non-income tax expenses	10,016	7,060	2,956	42%
Other	34,608	21,443	13,165	61%

Total general and administrative	$92,170	$66,199	$25,971	39%

Total general and administrative expenses increased $26.0 million, or 39%, for the year ended December 31, 2021 compared to the year ended December 31, 2020. Other general and administrative expenses increased $13.2 million, or 61%, for the year ended December 31, 2021 compared to the year ended December 31, 2020. The increase was primarily due to a $9.5 million increase in consulting and professional service fees related to the Merger Transaction, a $3.8 million increase in legal fees, and a $0.5 million increase in legal settlement expenses. Additionally, there was a $3.5 million increase in other general and administrative expenses, primarily related to an increase in licensed software costs and rent expenses. This was offset by a $4.1 million decrease in other expenses, primarily related to a decrease in charitable contributions as a result of the reduction in event cancellations in 2021 compared to 2020.

Personnel expenses increased $9.9 million, or 26%, for the year ended December 31, 2021 compared to the year ended December 31, 2020. The increase was due to higher employee headcount and an increase in costs for our outsourced customer service provider primarily due to the increase in order volume. This was partially offset by government payroll subsidies for U.S. and Canadian employers.

Non-income tax expenses increased $3.0 million, or 42%, of which $2.2 million was related to sales tax expense, and the remainder related to non-income based taxes. This increase primarily resulted from higher order volume.

Depreciation and Amortization

Depreciation and amortization expenses decreased $45.9 million, or 95%, during the year ended December 31, 2021 compared to the year ended December 31, 2020 primarily due to the impairment of our definite-lived intangible assets and other long-lived assets and equipment during the year ended December 31, 2020.

Impairment Charges

During the second quarter of 2020, we incurred impairment charges of $573.8 million. These impairment charges were triggered by the effects of the COVID-19 pandemic. Due to the effects of the pandemic, we experienced a substantial reduction of revenue during the first half of 2020, which continued through the remainder of the year and into the first half of 2021. We have not incurred any impairment charges during the year ended December 31, 2021.

Other Expenses

The following table presents other expenses (in thousands, except percentages):

	2021	2020	Change	% Change
Other expenses
Interest expense—net	$58,179	$57,482	$697	1%
Loss on extinguishment of debt	35,828	685	35,143	5,130%
Other expenses	1,389	—	1,389	100%

Total other expenses	$95,396	$58,167	$37,229	64%

Interest expense—net

Interest expense increased $0.7 million, or 1%, for the year ended December 31, 2021 compared to the year ended December 31, 2020. Although we paid off the May 2020 First Lien Loan and made a partial payment of the outstanding principal on the June 2017 First Lien Loan on October 18, 2021, interest expense was similar to the prior year due to the timing of when we entered into the May 2020 First Lien Loan and made the debt repayments in 2021. In addition, the interest rate cap and interest rate swaps matured during the years ended December 31, 2021 and 2020, respectively.

Loss on extinguishment of debt

Loss on extinguishment of debt increased $35.1 million during the year ended December 31, 2021 compared to the year ended December 31, 2020. The increase was due to our full repayment of the May 2020 First Lien Loan and a partial repayment of the outstanding principal on the June 2017 First Lien Loan. The loss includes $28.0 million for a prepayment penalty and $6.1 million for the amortization of the remaining balance of the original issuance discount and issuance costs related to the repayment of the May 2020 First Lien Loan in full, as well as $1.7 million for the amortization of the balance of the original issuance discount and issuance costs related to the partial repayment of the outstanding principal on the June 2017 First Lien Loan.

Other expenses

Other expenses were $1.4 million during the year ended December 31, 2021 primarily due to our modification of the terms of the warrants to purchase shares of Class A common stock at an exercise price of $11.50 per share in connection with the Merger Transaction. There were no other expenses for the year ended December 31, 2020.

Liquidity and Capital Resources

We have historically financed our operations primarily through cash generated from our operating activities. Our primary short-term requirements for liquidity and capital are to fund general working capital, capital expenditures, and debt service requirements. Our primary long-term liquidity needs are related to debt repayment and potential acquisitions.

Our primary sources of funds are cash generated from operations and proceeds from borrowings, including our term loans. In response to the COVID-19 pandemic, we borrowed $50.0 million under our revolving credit facility in March 2020 and subsequently entered into the May 2020 First Lien Loan (defined below). We received $251.5 million in net cash proceeds from the May 2020 First Lien Loan, which we used to repay the $50.0 million in outstanding borrowings under the revolving credit facility in May 2020 and to fund our operations. As noted in “— Loan Agreements” below, we repaid the May 2020 First Lien Loan in connection with, and using the proceeds from, the Merger Transaction and the private investment in public equity we undertook in connection with the Merger Transaction (the “PIPE Financing”). Our existing cash and cash equivalents are sufficient to fund our liquidity needs for the next 12 months.

As of March 31, 2023 and December 31, 2022, we had $303.3 million and $251.5 million of cash and cash equivalents, respectively. Cash and cash equivalents consist of interest-bearing deposit accounts and money market accounts managed by financial institutions. For each of the three months ended March 31, 2023 and the year ended December 31, 2022, we generated positive cash flows from our operating activities.

Loan Agreements

In response to the COVID-19 pandemic, we entered into a $260.0 million first lien term loan (the “May 2020 First Lien Loan”), which resulted in $251.5 million in net cash proceeds. The May 2020 First Lien Loan, which is pari passu with the June 2017 First Lien Loan, carries a variable interest rate of LIBOR plus an applicable margin of 9.50%, or a base rate plus an applicable margin of 8.50%. The May 2020 First Lien Loan matures in May 2026, subject to an earlier springing maturity date of June 30, 2024 if the June 2017 First Lien Loan, or a refinancing thereof with scheduled payments of principal prior to June 30, 2024, remains outstanding as of that date. The effective interest rate on the May 2020 First Lien Loan, which fluctuates based on certain paid-in-kind elections, was 11.50% per annum as of December 31, 2020. We made no payments during 2020 on the May 2020 First Lien Term Loan. Interest incurred under the May 2020 First Lien Loan was capitalized into the principal quarterly in August and November 2020, resulting in an outstanding principal of $275.7 million as of December 31, 2020. Additional interest was capitalized into the principal in the first nine months of 2021, resulting in an outstanding principal of $304.1 million as of September 30, 2021. On October 18, 2021, we repaid this loan in full in connection with, and using the proceeds from, the Merger Transaction and the PIPE Financing and incurred a $28.0 million prepayment penalty.

In June 2017, we entered into a $575.0 million first lien debt facility, which consisted, in part, of $525.0 million term loan (the “June 2017 First Lien Loan”). We had an outstanding loan balance of $465.7 million under the June 2017 First Lien Loan as of December 31, 2021. In the first quarter of 2022, we repaid $190.7 million of the outstanding June 2017 First Lien Loan. On February 3, 2022, we entered into an amendment which refinanced the remaining June 2017 First Lien Loan with a new $275.0 million February 2022 First Lien Loan with a maturity date of February 3, 2029, added a new revolving credit facility (the “Revolving Facility”) in an aggregate principal amount of $100.0 million with a maturity date of February 3, 2027, replaced the LIBOR based floating interest rate with a term secured overnight financing rate (“SOFR”) based floating interest rate and revised the springing financial covenant to require compliance with a first lien net leverage ratio when revolver borrowings exceed certain levels. The February 2022 First Lien Loan requires quarterly amortization payments of $0.7 million. The Revolving Facility does not require periodic payments. All obligations under the February 2022 First Lien Loan are secured, subject to permitted liens and other exceptions, by first-priority perfected security interests in substantially all of our assets. The February 2022 First Lien Loan carries an interest rate of SOFR plus 3.25%. The SOFR rate for the February 2022 First Lien Loan is subject to a 0.5% floor.

As of March 31, 2023 and December 31, 2022, we are only party to one credit facility (the “Term Loan Facility”), the February 2022 First Lien Loan. At March 31, 2023 and December 31, 2022, we had no outstanding borrowings under our Revolving Facility.

Share Repurchase Program

On May 25, 2022, our Board authorized a share repurchase program of our Class A common stock of up to $40.0 million (the “Repurchase Program”). The Repurchase Program was announced on May 26, 2022 was effective through March 31, 2023. For the period ended March 31, 2023, we repurchased 1.0 million shares of our Class A common stock for $7.6 million under the Repurchase Program and paid less than $0.1 million in commissions. Cumulatively under the Repurchase Program, we repurchased 5.3 million shares of our Class A common stock for $40.0 million and paid $0.1 million in commissions. The share repurchases are accounted for as Treasury stock in our condensed consolidated balance sheets and our consolidated balance sheets.

Distributions to non-controlling interests

Per the Hoya Intermediate LLC agreement, Hoya Intermediate is required to make pro-rata tax distributions to its members, of which $3.8 million and $5.2 million was distributed to non-controlling interests in the three months ended March 31, 2023 and the year ended December 31, 2022, respectively.

Tax Receivable Agreement

In connection with the Merger Transaction, we entered into a Tax Receivable Agreement with the existing Hoya Intermediate shareholders that will provide for payment to Hoya Intermediate shareholders of 85% of the amount of the tax savings, if any, that we realize (or, under certain circumstances, is deemed to realize) as a result of, or attributable to, (i) increases in the tax basis of assets owned directly or indirectly by Hoya Intermediate or its subsidiaries from, among other things, any redemptions or exchanges of Intermediate Units (ii) existing tax basis (including depreciation and amortization deductions arising from such tax basis) in long-lived assets owned directly or indirectly by Hoya Intermediate and its subsidiaries, and (iii) certain other tax benefits (including deductions in respect of imputed interest) related to Hoya Intermediate making payments under the Tax Receivable Agreement.

Cash Flows

Comparison of Cash Flows for the Three Months Ended March 31, 2023 and 2022

The following table summarizes our cash flows for the periods indicated (in thousands):

	Three Months Ended March 31,
	2023	2022
Net cash provided by operating activities	$65,111	$23,534
Net cash used in investing activities	(2,607)	(3,441)
Net cash used in financing activities	(10,800)	(195,568)

Net increase (decrease) in cash and cash equivalents	$51,704	$(175,475)

Cash Provided by Operating Activities

Net cash provided by operating activities was $65.1 million for the three months ended March 31, 2023 due to $30.3 million in net income, non-cash charges of $8.2 million, and net cash inflows from a $26.6 million change in net operating assets. The net cash inflows from the change in our net operating assets were primarily due to an increase in accounts payable resulting from seasonal fluctuations.

Net cash provided by operating activities was $23.5 million for the three months ended March 31, 2022 due to $3.1 million in net income, non-cash charges of $12.4 million, and net cash inflows from a $8.0 million change in net operating assets. The net cash inflows from the change in our net operating assets were primarily due to the increase in operations as COVID-19 mitigation measures eased.

Cash Used in Investing Activities

Net cash used in investing activities was $2.6 million and $3.4 million, respectively, for the three months ended March 31, 2023 and March 31, 2022. This was primarily related to capital spending on development activities related to our platform.

Cash Used in Financing Activities

Net cash used in financing activities was $10.8 million for the three months ended March 31, 2023, which was primarily related to our Repurchase Program.

Net cash used in financing activities for the three months ended March 31, 2022 was $195.6 million. This was due to the repayment of the June 2017 First Lien Loan in connection with the refinancing.

Comparison of Cash Flows for the Years Ended December 31, 2022, 2021 and 2020

The following table summarizes our cash flows for the periods indicated (in thousands):

	2022	2021	2020
Net cash provided by (used in) operating activities	$14,375	$175,790	$(33,892)
Net cash used in investing activities	(15,415)	(9,345)	(7,605)
Net cash (used in) provided by financing activities	(236,480)	38,028	245,545

Net increase (decrease) in cash, cash equivalents, and restricted cash	$(237,520)	$204,473	$204,048

Cash Provided by (Used in) Operating Activities

Net cash provided by operating activities was $14.4 million for the year ended December 31, 2022 due to $70.8 million in net income, non-cash charges of $24.4 million, and net cash outflows from a $80.8 million change in net operating liabilities. The net cash outflows from the change in our net operating liabilities were primarily due to a $94.4 million decrease in accrued expenses and other current liabilities and a $30.8 million decrease in accounts payable, partially offset by a $42.9 million decrease in prepaid expenses and other current assets. The decreases resulted primarily from sales tax liability settlements, the redemption of customer credits issued during the COVID-19 pandemic, and a decrease in amounts payable to ticket sellers as events postponed during the COVID-19 pandemic finally occurred.

Net cash provided by operating activities was $175.8 million for the year ended December 31, 2021 due to $19.1 million in net loss, non-cash charges of $75.3 million, and net cash inflows from a $119.7 million change in net operating assets. The net cash inflows from the change in our net operating assets were primarily due to a $128.2 million increase in accounts payable, $19.2 million increase in deferred revenue, and a $14.2 million increase in accrued expenses and other current liabilities, partially offset by a $44.1 million decrease related to deferred paid-in-kind interest paid on May 2020 First Lien Loan, $7.6 million decrease in prepaid expenses and other current assets and a $4.3 million increase in inventory. Excluding the decrease related to deferred paid-in-kind interest, each of these resulted from higher order volume and lower event cancellations in 2021. We identified an immaterial error and revised the deferred interest payment of $44.1 million from an outflow in cash flows from financing activities to an outflow in cash flows from operating activities in our consolidated statement of cash flows for the year ended December 31, 2021. This is outlined within Note 1 to our audited consolidated financial statements included elsewhere in this prospectus.

Net cash used in operating activities was $33.9 million for the year ended December 31, 2020 due to $774.2 million in net loss, non-cash charges of $646.8 million, and net cash outflows from a $93.5 million change in net operating assets. The net cash outflows from the change in net operating assets were primarily due to an increase of $195.4 million in accrued expenses and other current liabilities, partially offset by a $67.6 million increase in prepaid expenses and other current assets and a $28.7 million decrease in accounts payable. These changes primarily resulted from lower order volume and higher cancellation rates in 2020.

Cash Used in Investing Activities

Net cash used in investing activities for the year ended December 31, 2022 was $15.4 million, which was attributable to capital spending on development activities related to our platform and capital expenditures related to our new corporate headquarters in Chicago, which we moved into in late 2022.

Net cash used in investing activities for the years ended December 31, 2021 and 2020 was $9.3 million and $7.6 million, respectively, which was primarily attributable to capital spending on development activities related to our platform.

Cash (Used in) Provided by Financing Activities

Net cash used in financing activities for the year ended December 31, 2022 was $236.5 million and was primarily related to the repayment of the June 2017 First Lien Loan in connection with the refinancing and our Repurchase Program.

Net cash provided by financing activities was $38.0 million for the year ended December 31, 2021. This was due to capital contributions of $752.9 million, offset by $441.0 million in debt payments and debt extinguishment costs, $236.0 million of preferred equity redemptions, $20.1 million of Merger Transaction costs, and $17.7 million of dividends paid. We identified an immaterial error and revised the deferred interest payment of $44.1 million from an outflow in cash flows from financing activities to an outflow in cash flows from operating activities in the Consolidated Statement of Cash Flows for the year ended December 31, 2021. This is outlined within Note 1 to our audited consolidated financial statements included elsewhere in this prospectus.

Net cash provided by financing activities was $245.5 million for the year ended December 31, 2020, which resulted primarily from $260.0 million in proceeds from our May 2020 First Lien Loan. This was partially offset by $6.5 million arranger fee on the May 2020 First Lien Loan, $5.9 million in principal payments on our June 2017 First Lien Loan, and $2.1 million in other debt-related costs. We also borrowed $50.0 million under our Revolving Facility, which we subsequently repaid in 2020.

Off-Balance Sheet Arrangements

As of March 31, 2023 and December 31, 2022, we did not have any off-balance sheet arrangements, as defined in item 303(a)(4)(ii) of Regulation S-K promulgated under the Securities and Exchange Act of 1934, as amended, that have or are reasonably likely to have a current or future effect on our financial condition, results of operations, or cash flows.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with GAAP. Preparation of our financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs, and expenses, and related disclosures. On an ongoing basis, we evaluate our estimates and assumptions. Actual results may differ from these estimates under different assumptions or conditions. The assumptions and estimates associated with revenue recognition; equity-based compensation, warrants and earnouts, and impairment of our goodwill, indefinite-lived intangible assets, definite-lived intangible assets, long-lived assets, and valuation allowances have the greatest potential impact on our consolidated financial statements. Accordingly, these are the policies that are the most critical to aid in fully understanding and evaluating our consolidated balance sheets, results of operations, and cash flows.

Revenue Recognition

Revenue from our Marketplace segment primarily consists of service and delivery fees from ticketing operations, reduced by incentives provided to ticket buyers. We also recognize revenue for referral fees earned on the purchase of ticket insurance by ticket buyers from third-party insurers. We recognize revenue from our Marketplace segment when the ticket seller confirms an order with the ticket buyer, at which point the seller is obligated to deliver the tickets to the ticket buyer in accordance with the original marketplace listing. Revenue from Marketplace transactions is recognized on a net basis because we act as an agent for these transactions. Additionally, the revenue we earn from our daily fantasy sports offering is the difference between cash entry fees collected and cash amounts paid out to users for winning picks, less customer promotions and incentives in a period.

We estimate and reserve for future cancellation charges based on historical trends, with the corresponding charge reducing revenue. This reserve, known as accrued future customer compensation, is classified within Accrued expenses and other current liabilities, with a corresponding asset for expected recoveries from ticket sellers and distribution partners recorded within Prepaid expenses and other current assets on our consolidated balance sheets.

Specific judgments and assumptions considered when estimating future cancellation charges include historical cancellation charges as a percentage of sales, the average length of time to realize such charges, and the potential exposure based on the volume of recent sales activity. Following the onset of the COVID-19 pandemic, estimates for future cancellation charges resulting from event cancellations have been determined based on historical event cancellation rates during different phases of the recovery and management’s estimates of future event cancellation trends.

Such estimates are inherently uncertain as we are unable to predict the rate at which actual cancellation charges will occur. To the extent that actual cancellation charges are materially different than previously estimated amounts, or changes in recent trends require updates to previously reserved amounts, revenue may be materially impacted. As a result of the COVID-19 pandemic, cancellation charge reserves increased materially in 2020 due to the large volume of cancellations that occurred from the pandemic. In 2021 and 2022, reserves reduced due to reductions in estimated future cancellation rates. In extreme circumstances, should actual cancellation charges exceed previous estimates by a significant amount, we may experience negative overall revenue.

When an event is cancelled, ticket buyers may receive either a cash refund or credit for future purchases in our marketplace. Credits issued to buyers for cancellations are recorded as accrued customer compensation within Accrued expenses and other current liabilities on our consolidated balance sheets. When a credit is redeemed, revenue is recognized for the newly placed order. Breakage income from customer credits that are not expected to be used, and are not subject to escheatment, is estimated and recognized as revenue in proportion to the pattern of redemption for the customer credits that are used. We estimate breakage based on historical usage trends for credits issued by us and available data on comparable programs. To the extent that actual usage differs from expected usage, that trends in usage rates differ from those used to establish our breakage estimate, or that the volume of credits subject to escheatment changes, revenue may be materially impacted. In 2022, we increased our estimated breakage rates based on lower credit usage. Our recorded breakage estimates exclude credits subject to escheatment and are further constrained by our limited history of customer credits and exposure to events beyond our control.

We also offer our customers the opportunity to participate in our loyalty program, Vivid Seats Rewards, through our Marketplace segment, which allows customers to earn and redeem credits on Owned Properties transactions. We defer revenue associated with these credits, which is recorded as Deferred revenue on our consolidated balance sheets. The deferred amount is based on expected future usage, including the frequency with which buyers reach the ten stamp threshold for reward credit conversions and the rate of credit redemptions, and is recognized as revenue when the credits are redeemed. To the extent that actual usage differs from expected usage, or that recent trends require a change in the estimated usage rate of unexpired credits, our revenue will be impacted by the change.

Revenue from our Resale business primarily consists of sales of tickets to customers through online secondary ticket marketplaces. We recognize Resale revenue on a gross basis because we act as a principal in these transactions. We recognize Resale revenue when an order is confirmed.

Equity-Based Compensation

We account for restricted stock units (“RSUs”), stock options, and profits interest at fair value as of the grant date. We award RSUs to our employees, directors and consultants. We also award stock options to certain employees. The awards are subject to the recipient’s continued service through the applicable vesting date. The grant-date fair value of stock options is estimated using an option pricing model. The model requires us to make assumptions and judgments about the variables used in the calculation, the volatility of our common stock, risk-free interest rate, and expected dividends. We estimate the fair value of profits interest using the Black-Scholes option pricing model, which includes assumptions related to volatility, expected term, dividend yield and risk-free interest rate. We account for forfeitures of outstanding, but unvested grants, in the period they occur. Expense related to grants of equity-based awards is recognized as equity-based compensation in our consolidated statements of operations.

Warrants

The estimated fair value of warrant liabilities is determined by using the Black-Scholes model. The model requires us to make assumptions and judgments about the variables used in the calculation related to volatility, expected term, dividend yield and risk-free interest rate. The warrant liabilities are subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our consolidated statements of operations.

Impairment of Goodwill, Indefinite-Lived Intangible Assets, Definite-Lived Intangible Assets, and Other Long-Lived Assets

We assess goodwill and our indefinite-lived intangible asset (our trademark) for impairment annually, or more frequently if events or changes in circumstances indicate that an asset may be impaired. We assess definite-lived intangible assets and other long-lived assets (collectively, “long-lived assets”) for impairment whenever events or changes in circumstances indicate the carrying amount of an asset or asset group may not be recoverable.

Goodwill and Indefinite-lived Intangible Asset (Trademark)

We account for acquired businesses using the acquisition method of accounting which requires that the assets acquired, and liabilities assumed be recorded at the date of acquisition at their respective fair values. Our goodwill and our indefinite-lived trademark are held by our Marketplace segment, which contains one reporting unit.

Goodwill is not subject to amortization and is reviewed for impairment annually, or earlier whenever events or changes in business circumstances indicate an impairment may have occurred. We assess goodwill for impairment at the reporting unit level. Goodwill is considered impaired if the carrying value of the reporting unit exceeds its fair value, with an impairment charge recognized for the difference.

When reviewing goodwill for impairment, we begin by performing a qualitative assessment, which includes, but is not limited to, reviewing factors such as macroeconomic conditions, industry and market considerations, cost factors, entity-specific financial performance and other events, including changes in our management. If we determine that it is more likely than not that the fair value of a reporting unit is less than its carrying value, we then perform a quantitative assessment. Depending upon the results of that assessment, the recorded goodwill may be written down, and impairment expense is recorded in the consolidated statements of operations when the carrying amount of the reporting unit exceeds the fair value of the reporting unit.

For the year ended December 31, 2022, as part of our annual assessment, a qualitative goodwill assessment was performed and we determined it was not more likely than not that the fair value of our reporting unit was less than its carrying value.

Similar to goodwill, our indefinite-lived trademark is not amortized, but reviewed for impairment annually, or earlier whenever events or changes in business circumstances indicate that the carrying value may not be recoverable. For the year ended December 31, 2022, as part of our annual assessment, a qualitative assessment was performed resulting in no impairment. The qualitative assessment included the history and longevity of our brand, our reputation, market share, and importance of our brand in buying decisions.

Each reporting period, we perform an evaluation of the remaining useful life of our indefinite-lived trademark to determine whether events and circumstances continue to support an indefinite life. We consider the life of our indefinite-lived trademark to be appropriate for the year ended December 31, 2022.

Long-lived assets

We also periodically review the carrying amount of our long-lived assets to determine whether current events or business circumstances indicate that the carrying amounts of an asset or asset group may not be recoverable. We classify our long-lived assets as a single asset group, which consists primarily of definite-lived intangible assets, property and equipment, right-of-use assets, and personal seat licenses. Our definite-lived intangible assets consist of developed technology, customer and supplier relationships, and non-compete agreements.

For the year ended December 31, 2022, management did not identify any events or changes in circumstances which would indicate the carrying amount of an asset or asset group may not be recoverable. As such, there were no long-lived asset impairments for the year ended December 31, 2022.

Tax valuation allowance

We recognize deferred tax assets for the expected future benefit from certain net operating losses, tax credits, basis differences from investments in operating partnerships and other similar items. To the extent we believe these assets, or a portion of these assets, are not more likely than not to be realized, we record a valuation allowance against the deferred tax asset’s value.

In determining the realizability of our deferred tax assets, we consider all available positive and negative evidence, including historical taxable income or loss amounts, projected future taxable income, anticipated reversals of temporary book/tax differences, tax planning strategies and recent results of operations. This assessment requires us to make judgements that rely heavily on future projections, and assumptions, that are inherently uncertain. In addition, we must make determinations about the relative weighting of certain positive and negative evidence to arrive at a conclusion regarding the need for a valuation allowance. To the extent actual results of operations, or actual taxable income or loss, differs materially from our assumptions, we would need to modify the valuation allowance with a corresponding adjustment to net income or net loss.

Recent Accounting Pronouncements

See Note 2 to our audited consolidated financial statements and Note 2 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus for a description of recently adopted accounting pronouncements and issued accounting pronouncements not yet adopted.

JOBS Act Accounting Election

Section 107 of the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) allows emerging growth companies to take advantage of the extended transition period for complying with new or revised accounting standards. Under Section 107, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. Any decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable. We have elected to use the extended transition period under the JOBS Act.

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the potential loss from adverse changes in interest rates, foreign exchange rates, and market prices. Our primary market risk is interest rate risk associated with our long-term debt. We manage our exposure to this risk through established policies and procedures. Our objective is to mitigate potential income statement, cash flow, and market exposures from changes in interest rates.

Interest Rate Risk

Our market risk is affected by changes in interest rates. We maintain floating-rate debt that bears interest based on market rates plus an applicable spread. Because our interest rate is tied to market rates, we will be susceptible to fluctuations in interest rates if we do not hedge the interest rate exposure arising from our floating-rate borrowings. A hypothetical 1% increase or decrease in interest rates, assuming rates are above our interest rate floor, would change our interest expense by $3.0 million based on amounts outstanding under the June 2017 First Lien Loan and February 2022 First Lien Loan during the year ended December 31, 2022. A hypothetical 1% increase or decrease in interest rates, assuming rates are above our interest rate floor, would change our interest expense by $0.7 million based on amounts outstanding under the February 2022 First Lien Loan during the three months ended March 31, 2023.

BUSINESS

Overview

We are an online ticket marketplace that utilizes our technology platform to connect fans of live events seamlessly with ticket sellers. Our mission is to empower and enable fans to Experience It Live.

We believe in the power of shared experiences to connect people with live events delivering some of life’s most exciting moments. We are relentless about finding ways to make event discovery and ticket purchasing easy, exciting and stress-free. Our platform provides ticket buyers and sellers with an easy-to-use, trusted marketplace experience, ensuring fans can attend live events and create new memories.

We operate a technology platform and marketplace that enables ticket buyers to easily discover and purchase tickets from ticket sellers while enabling ticket sellers to seamlessly manage their operations. To generate ticket sales, drive traffic to our website and mobile applications, and build brand recognition, we have mutually beneficial partnerships with media partners, product and service partners, distribution partners and content rights holders such as teams, leagues and venues. To attract and retain sellers, we offer a variety of products and services that allow their businesses to thrive.

Our platform is built on years of transactional and engagement data that provides us with deep insights into how to best connect ticket buyers with the experiences they seek. We understand the feeling of anticipation as the start of an event approaches and work diligently to enable fans to experience as many of these moments as possible. We seek to provide enriching customer engagement opportunities with personalized recommendations, engaging discovery options, a streamlined shopping experience and a differentiated value proposition through competitively priced tickets and loyalty rewards. Our Vivid Seats Rewards program allows ticket buyers to earn Reward Credits to spend on future orders and experience even more of their favorite events.

In December 2021, we acquired Betcha, a real money daily fantasy sports app with social and gamification features. In August 2022, we rebranded Betcha as Vivid Picks, LLC (“Vivid Picks”) and integrated the product into our ecosystem. We leverage the natural overlap between sports fans who play fantasy and sports fans who buy tickets. We also learn more about our customer preferences, and foster engagement between ticketing transactions. Within the Vivid Picks app, users are able to place entries and engage socially, as well as browse, discover, and buy tickets to events.

As a two-sided marketplace, our customer base includes both ticket buyers and ticket sellers, as well as Vivid Picks daily fantasy sports users.

Our Business Model

We operate our business in two segments, Marketplace and Resale.

Marketplace

In our Marketplace segment, we act as an intermediary between ticket buyers and sellers through which we earn revenue from processing ticket sales on our website and mobile applications and sales initiated through our numerous distribution partners. Our Marketplace segment also includes our daily fantasy sports offering, where users partake in contests by making picks from a variety of sport and player matchups. Using our online platform, customers are able to make payments, deposits and withdrawals, and we coordinate ticket deliveries, and provide customer service to our ticket buyers and sellers and daily fantasy sports users. We do not hold ticket inventory in our Marketplace segment.

We primarily earn revenue from service and delivery fees charged to ticket buyers. We also earn referral fee revenue by offering event ticket insurance to ticket buyers, using a third-party insurance provider. The revenue we earn from our daily fantasy sports offering is the difference between cash entry fees collected and cash amounts paid out to users for winning picks, less customer promotions and incentives in a period.

We incur costs for developing and maintaining our platform, providing back-office and customer support to ticket buyers, sellers and daily fantasy sports users, facilitating payments and shipping non-electronic tickets. We also incur substantial marketing costs, primarily related to online advertising.

A key component of our platform is Skybox, a proprietary enterprise resource planning (“ERP”) tool used by the majority of our ticket sellers. Skybox is a free-to-use system that helps ticket sellers manage ticket inventories, adjust pricing, and fulfill orders across multiple ticket resale marketplaces. Professional ticket sellers use an ERP to manage their operations and Skybox is their most widely adopted ERP.

The tickets we sell through our Marketplace segment are diversified across event categories including sports, concerts and theater. A diversified mix across these three major categories broadens our opportunities, limits exposure to any particular category, and reduces seasonal variation in order volumes.

Within each of these categories, there are a broad range of productions that provide further diversification:

•	Sports. The sports category includes the four major professional leagues (MLB, NFL, NBA and NHL), college sports and a wide variety of other sporting activities including soccer, racing and minor league baseball.

•	Concerts. The concert category includes musical acts across a broad range of genres touring across major venues, small venues, and music festivals.

•	Theater. The theater category includes Broadway and off-Broadway plays and musicals, family entertainment events, comedy acts, and speaker series.

Resale

In our Resale segment, we acquire tickets to resell on secondary ticket marketplaces, including our own. Our Resale segment also provides internal research and development support for Skybox and our ongoing efforts to deliver industry-leading seller software and tools.

Our Growth Strategies

New Customer Acquisition via Performance Marketing

Fans interested in attending live events frequently utilize internet search engines to browse tickets. With our proprietary digital marketing technology and real-time first-party data, we have historically captured customer search traffic within reasonable customer acquisition cost thresholds. We will continue to hone our performance marketing algorithms, test new performance marketing channels and invest to acquire new customers where we identify positive lifetime value.

Increase Our Brand Awareness and Affinity

We want Vivid Seats to be the go-to ticketing marketplace for buyers and sellers when searching for, purchasing and selling event tickets. We seek to offer the best value to ticket buyers and sellers in the secondary ticketing market and want to amplify our message to maximize awareness of what differentiates our offerings. We differentiate ourselves from competitors by offering an extensive breadth and depth of ticket listings at a competitive value. Our Vivid Seats Rewards program allows ticket buyers to earn Reward Credits to spend on future orders, enhancing our value proposition, and also surprises and delights buyers with other perks and upgrades. Our most recent brand campaign connects Vivid Seats with the number 11 and drives awareness of the key tenet of our Vivid Seats Rewards program, the free 11th ticket.

We offer a reliable and secure experience for ticket buyers. We provide our buyers with award-winning customer service and a 100% buyer guarantee. Our 100% buyer guarantee provides full-service customer care, safe and secure transactions and valid tickets, which are delivered before the event. Our ticket buyers receive compensation for late delivery of tickets and cancelled events. Live event tickets are often a significant purchase. The more customers understand our value proposition, appreciate that we are a trusted marketplace, develop an affinity for our brand, and interact with our platform, the more transactions we expect to complete.

Increase Customer Retention

Once customers transact with us, many return and complete additional transactions. We seek to increase both the number and frequency of these repeat customer visits and transactions by having ticket buyers view us as their ticketing platform of choice. The combination of our Vivid Seats Rewards program, increasing brand awareness and ongoing product improvements will drive a more personalized and engaging experience and will result in greater affinity towards our marketplace. As ticket buyers gain a full appreciation of our value proposition relative to other ticketing marketplaces, we anticipate they will increasingly choose us over other marketplaces and make purchases more frequently. We typically incur lower marketing costs from repeat customers that go directly to our website and mobile application to browse and place orders.

Increase Customer Engagement

We want to connect with our customers and we want our customers to connect with us. Such engagement allows us to know our customers better, fosters brand affinity and ultimately drives higher repeat purchase activity. We aim to close the awareness gap to ensure that our ticket buyers know when their favorite artists or sports teams are performing or playing near them. Accordingly, we strive to improve the discovery process to help our ticket buyers attend more of their favorite events.

We provide customized content to our customers to enhance their experience while driving continued engagement. We provide a broad selection of competitively priced tickets and personalized recommendations, blog content, and industry news. Additionally, with Vivid Picks we provide an adjacent opportunity for our sports fans to partake in a fun, interactive gamification experience where they can play and win real money.

Develop Additional Seller Tools and Services

We enable our ticket sellers to thrive by offering products and services that support their business needs. Our proprietary Skybox platform helps ticket sellers manage their inventory, set pricing, fulfill orders, and track sales. We have a proud history of innovating to support our ticket sellers and continue to develop additional tools and service offerings that address existing problems or add efficiency to the sales and fulfillment process. As we increase the quality and depth of our seller tools and service offerings, we will attract additional sellers and listings to our platform, reinforce our existing seller relationships and help sellers improve the efficiency of their business processes. We anticipate this will result in more transactions in our marketplace.

Expand our Partnerships

Partnerships are an important and additive part of our ecosystem. They help generate ticket sales, drive traffic to our website and mobile applications and build brand recognition. Our partner ecosystem includes:

•	Media Partners. We have partnered with well-known media companies to integrate our branding, promotions and links to allow their users to access and purchase tickets from us. By working with media partners, we broaden our reach and cultivate brand awareness with high-value live event fans. We enhance their users’ experiences by providing a wide variety of tickets at competitive prices. Our partnership with ESPN, for example, exposes our tickets sellers’ inventory to new audiences with high interest in attending a variety of live sporting events.

•	Product and Service Partners. We partner with providers of related products and services when they are additive to our customers’ experiences. For example, we offer ticket buyers the option to purchase ticket insurance and are exploring several relevant adjacencies that seek to add value to the customer experience.

•	Distribution Partners. We allow our distribution partners to offer event tickets to their existing customers by leveraging our technology, fulfillment and customer service capabilities.

•	Content Rights Holders Partners. Teams, leagues and venues engage with us in partnerships in which we receive certain marketing or advertising rights in exchange for a monetary commitment. We may also receive ticket allotments, or the right to purchase tickets, from these partners.

We will continue to seek out mutually beneficial partnerships in our existing ecosystem and other categories that improve the experience for our customers while leveraging our existing brand, traffic and reputation.

Our Platform

Modern Technology that Delivers a Seamless Experience

Our “built in the cloud” technology platform supports all elements of the customer experience. Customers can search for an event, buy or sell a ticket, engage with curated content, and contact customer support. Our technology mission is to continually innovate and deliver market-leading products and services that support the evolving needs and preferences of ticket buyers, ticket sellers and daily fantasy sports users. Our scalable, reliable and performant systems power a consumer and partner-facing platform that supports ticket buyers while our tools power inventory management and ticket fulfillment for ticket sellers.

Buyer Technology and Products

Our consumer systems are designed to respond to the dynamic, fast-paced landscape of the live events industry. Our marketplace, supported by proprietary digital marketing technology, is adept at capitalizing on demand opportunities by bringing ticket buyers to our platform for their desired event and seamlessly supporting their shopping and checkout experience. We continually invest in optimizing our consumer-facing technology across our website and mobile applications. We see opportunities to create engaging and delightful experiences through a wide range of event ticket listings, relevant content, curated recommendations and a seamless checkout process. We power that experience through a host of technology systems that consider historical transactional and engagement behavior, proximity and ticket buyer preferences. We leverage the latest technologies in search, customer relationship management and data analytics and incorporate these capabilities into our advanced and flexible infrastructure.

Seller Technology and Products

Skybox, our premier ERP, enables ticket sellers to manage, price and fulfill their inventory. Utilizing a cloud-based technology infrastructure and a web-based application interface, Skybox serves as an asset to the entire ticket seller ecosystem. We invest in building capabilities that serve the needs of small, medium and large ticket sellers alike, including offering free integrations to other inventory distribution channels and third-party tools. Skybox allows ticket sellers to more effectively move their inventory, which in turn helps to increase the number of orders transacted in our marketplace.

Partner Technology and Products

Our platform allows distribution partners to bring additional ticket buyer demand into our ecosystem. Distribution partners can integrate our event feeds and ticket listings into their online properties through application programming interfaces (“APIs”) or fully-managed web sites. We also provide turn-key checkout, customer service and fulfillment. This offering increases the number of ticket buyers and sellers accessing our platform, allowing us to leverage our scale to drive operational and marketplace efficiencies while enabling our partners to offer additional products to their customers.

Technology Infrastructure

Our platform is extensible and flexible. We can integrate with new partners, target new customer channels, access new supply bases, and connect with complementary technologies.

We have scalable and reliable systems. We continue to build and modernize our technology infrastructure to support the growth of our marketplace. We can handle increases from unpredictable surges in site traffic across our ticket buyer, seller and partner platform. We utilize a host of technology availability, monitoring and scaling solutions to respond to rapid changes for a business that operates around the clock.

Our technology architecture is service-oriented, cloud-based, and modular. Each individual component of our architecture is independent. We can innovate quickly, increase development velocity and leverage new development technologies available in the market. We can also scale our platform to meet changing levels of ticket buyer demand and evolving ticket seller needs.

Third-Party Developers

Our APIs allow a broad ecosystem of third-party tools and systems to integrate with our platform. Third-party tools integrate with our marketplace ticket broker API and ticket broker portal to streamline and automate the sales and fulfillment process. Our Skybox ERP integrates with numerous third-party automation and workflow management solutions. Thus, ticket sellers can leverage other applications and functions to support the specific needs of their business.

Our Values

Our passion and excitement for live events drives us to provide memorable experiences and services to our customers and partners.

Our values ground us in all that we do:

•	We Create Exceptional Experiences. Whether we are engaging with a customer, partner or teammate, we do not compromise when it comes to their experience. We hold ourselves accountable and lean into every connection to make the moment count.

•	We Raise the Bar. We shape our industry. We are ambitious and disciplined teammates who make smart plays and get better every day.

•	We Commit as a Team. We are one team that trusts and supports each other, and we are ready to tackle the most difficult challenges.

•	We Embrace Change. The only constant is change; we are ready for it. As a team, we are energized by working with speed and agility to anticipate both the known and unknown.

•	We Enhance Communities. We invest in our communities. We are united in raising awareness around causes close to our hearts and are passionate about giving back. We are proud to partner with national and local community organizations including Make-A-Wish®, MusiCares, Chicago’s Lurie Children’s Hospital and Ronald McDonald house where our employees have provided care packages, donated wish list gifts, and hosted patients and families at live events. We, and our ticket buyers, have been proud to support MusiCares, the Recording Academy’s charity, and their efforts to provide relief for the live events community which is vital in bringing to life those events that are cherished by fans across the country. We have donated more than $2 million since the start of the COVID-19 pandemic to help strengthen MusiCares’ relief efforts. In 2022, through our charitable foundation Vivid Cheers, we launched a partnership with Make-A-Wish®, the global organization responsible for creating life-changing wishes for children with critical illnesses. Through this partnership we have pledged $250,000 to share once in a lifetime experiences with children and families in their time of need.

Employees and Human Capital

We are passionate about facilitating amazing experiences for our customers and we are similarly intent on providing compelling experiences for our employees. In 2022 we were named to Built In Chicago’s Best Places to Work and Fast Company’s Best Workplaces for Innovators lists. Our employees give us a competitive advantage. To support our employees, we have built a company culture that empowers them to embrace challenges, collaborate freely and seek to constantly evolve. We strive to hire talented, dedicated and diverse team members. As of March 31, 2023, we had 589 full-time employees, with most of our employees based at one of our three office locations in Chicago, Illinois; Coppell, Texas; and Toronto, Canada.

The main objectives of our human capital resources are identifying, recruiting, developing, incentivizing and retaining our existing and new employees. Our talent management team identifies key positions based on current and future business strategies and creates robust programs for talent development, including evaluating bench strength, building redundancy, and identifying potential successors. In addition to providing an engaging work environment, we provide a robust assortment of benefits including healthcare and retirement programs, flexible paid time off, paid parental leave, wellness programs, in-office and remote working perks, and ticket discounts.

Competition

Our business faces significant competition from other primary and secondary ticketing service providers to acquire new and retain existing ticket buyers and sellers. Our main competitive factors are:

•	availability and variety of ticket offerings;

•	pricing, including pricing in the primary ticket market;

•	acquiring customer traffic by way of internet search engines impacting customer acquisition and marketing costs;

•	brand recognition; and

•	technology, including functionality and ease of use to search for offerings and complete a purchase.

We have several competitive advantages that enable us to maintain and grow our position as a leading secondary ticket provider:

•	wide selection of listings and ticketing options;

•	competitive pricing;

•	Vivid Seats Rewards, the most comprehensive loyalty program among our key competitors;

•	full-service marketplace with excellent customer service;

•	proprietary performance marketing algorithms supported by first-party and real-time data;

•	scale, profitable unit economics and strong balance sheet;

•	close relationships with, and excellent customer service provided to, our professional ticket sellers and

•	free-to-use Skybox ERP for professional ticket sellers, the most widely adopted in the industry.

Our key competitors are StubHub, Ticketmaster, SeatGeek and TicketNetwork.

With our real money daily fantasy sports offering on our Vivid Picks app, we face a highly competitive gaming market, including other free-to-play and real money online gaming and daily fantasy sports providers. We provide a differentiated product and experience to users with an easy-to-use app with simple player props. The app is enhanced by social and gamification features, the opportunity to play and win real money and the availability to purchase tickets directly in the app.

We also face competition from other avenues for entertainment. Consumers have a wide array of entertainment options including restaurants, movies and television and we compete for the discretionary spend of our ticket buyers and daily fantasy sports users.

Government Regulation

Government regulation impacts key aspects of our business. These laws and regulations involve:

•	privacy,

•	data protection,

•	intellectual property,

•	competition,

•	consumer protection,

•	ticketing,

•	payments,

•	export taxation, and

•	sports gaming.

For example, we are required to comply with federal, state and international laws regarding privacy and the storing, sharing, use, disclosure and protection of personally identifiable information and user data, an area that is increasingly subject to legislation and regulations in numerous jurisdictions, including the CCPA.

From time to time, federal, state, local and international authorities and/or consumers commence investigations, inquiries or litigation with respect to our compliance with applicable consumer protection, advertising, unfair business practice, antitrust (and similar or related laws) and other laws, particularly as related to ticket resale services. Some jurisdictions prohibit the resale of event tickets at prices above the face value of the tickets or at all, or highly regulate the resale of tickets. New laws and regulations or changes to existing laws and regulations could limit or inhibit our ability to operate, or our ticket buyers’ and sellers’ ability to continue to use, our ticket marketplace. For example, New York amended its Arts and Cultural Affairs Law to require additional disclosures by ticket marketplaces and restricted a ticket marketplace’s ability to charge fees for the e-delivery of tickets.

As a result of the COVID-19 pandemic, we experienced a high volume of event reschedules, postponements, and cancellations and made certain changes to our refund practices. Although we have restored our refund policies to be consistent with our policies pre-pandemic, such changes to our refund practices have drawn the attention of, and inquiry from, various attorneys general and other regulators.

We are subject to laws and regulations that affect companies conducting business on the Internet in many jurisdictions where we operate. With the continued state adoption of internet sales tax laws and marketplace facilitator laws, more buyers across the United States will encounter sales tax on our platform in the future. Tax collection responsibility and the additional costs associated with complex sales and use tax collection, remittance and audit requirements could create additional burdens for ticket buyers and sellers on our website and mobile applications.

Many of the laws and regulations to which we are subject are still evolving and being tested in courts and could be interpreted in ways that could harm our business. In addition, the application and interpretation of these laws and regulations often are uncertain, particularly in the rapidly evolving industry in which we operate. Compliance with these laws, regulations, and similar requirements may be onerous and expensive, and variances and inconsistencies from jurisdiction to jurisdiction may further increase the cost of compliance and doing business.

Intellectual Property

Our business relies substantially on the creation, use and protection of intellectual property related to our platform and services. We protect our intellectual property through a combination of trademarks, domain names, copyrights and trade secrets, and we are currently pursuing patent protection in connection with certain technology developments. We further protect our intellectual property through contractual provisions with employees, customers, suppliers, partners, affiliates and others, including, but not limited to, employee confidentiality and intellectual property assignment agreements, and commercial contracts that protect our intellectual property and other confidential information.

Seasonality

Our financial results can be impacted by seasonality, with increased activity in the fourth quarter when all major sports leagues are in season and we experience an increase in order volume for theater events during the holiday season and concert on-sales for the subsequent year.

Legal proceedings

We are, from time to time, party to various claims and legal proceedings arising out of our ordinary course of business, but we do not believe that any of these claims or proceedings will have a material effect on our business, consolidated financial condition or results of operations. Refer to Note 11, “Commitments and Contingencies,” in our notes to the unaudited condensed consolidated financial statements for the three months ended March 31, 2023 included elsewhere in this prospectus.

Properties

As of March 31, 2023, we leased approximately 48,000 square feet of space in Chicago, Illinois for our headquarters under a lease agreement that runs through December 31, 2033 with a 5-year renewal option, unless terminated sooner. We also lease facilities in Coppell, Texas and Toronto, Ontario.

Corporate Information

Vivid Seats was founded in 2001, and in 2004, we launched our website www.vividseats.com. In 2010, we launched our marketplace platform, which we scaled rapidly while we developed and refined our proprietary systems to enable us to best serve our customers. We launched Skybox in 2014, a free-to-use cloud-based ERP tool for sellers to manage their business, and first deployed our mobile application in 2015 to capture the increasing volume of tickets purchased through mobile channels. In 2019, we launched our loyalty program, and have since focused on building long-term customer value thorough brand affinity and a differentiated value proposition.

In March of 2021, we incorporated an entity in Delaware for the purpose of completing the transactions contemplated by the Transaction Agreement among Horizon, Sponsor, Hoya Intermediate and Hoya Topco.

In October 2021, at the same time as the Merger, we became a publicly traded company listed on Nasdaq with our Class A common stock trading under the symbol “SEAT” and warrants trading under the symbol “SEATW.”

Our internet address is www.vividseats.com. At our Investor Relations website, investors.vividseats.com, we make available free of charge a variety of information for investors, including our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports, as soon as reasonably practicable after we electronically file that material with or furnish it to the SEC. Material contained on our internet site is not incorporated by reference into this registration statement.

MANAGEMENT

Officers and Directors

Set forth below are the names, ages and positions of each of the individuals who serve as our directors and officers as of April 11, 2023. There are no family relationships among any of our executive officers or directors.

Name	Age	Position
Stanley Chia	41	Chief Executive Officer and Director
Lawrence Fey	42	Chief Financial Officer
Riva Bakal	39	Chief Product and Strategy Officer
Emily Epstein	45	General Counsel
Jon Wagner	50	Chief Technology Officer
Todd Boehly	49	Director
Jane DeFlorio	52	Director
Craig Dixon	47	Director
Julie Masino	52	Director
Martin Taylor	53	Director
Mark Anderson	47	Director
David Donnini	57	Director
Tom Ehrhart	36	Director

Stanley Chia. Mr.    Chia serves as our Chief Executive Officer and as a member of the Board. Mr. Chia joined Vivid Seats as Chief Executive Officer in November 2018. In this role, Mr. Chia leads the efforts to further elevate Vivid Seats and its offerings to consumers and sellers of tickets, building on Vivid Seats’ success as a leading marketplace with industry-pacing technology, track record of innovation and world-class experience for buying and selling live event tickets. Prior to joining Vivid Seats, Mr. Chia served as Chief Operating Officer from April 2015 to November 2018 at Grubhub Inc., an online and mobile food ordering and delivery marketplace. He has also held senior roles at Amazon.com, Inc., Cisco Systems, Inc., and General Electric Company, where he led strategic businesses and organizations. He also serves on the Board of Directors of 1871, as a member of the nominating and governance committee, and on the President’s advisory board of the Georgia Institute of Technology. Mr. Chia received his bachelor’s degree in Industrial Engineering from the Georgia Institute of Technology and his master of business administration degree from Emory University Goizueta Business School. Mr. Chia also served in the Singapore Armed Forces as an Armored Infantry Platoon Commander.

Mr. Chia is well qualified to serve on the Board because of his experience with Vivid Seats, including in his capacity as Chief Executive Officer, and his public company executive experience.

Lawrence Fey.    Mr. Fey serves as our Chief Financial Officer. Mr. Fey joined Vivid Seats in April 2020 and served as a member of our Board from July 2017 through February 2020. From 2005 until 2020, he worked at GTCR, a private equity firm, most recently serving as a Managing Director. While at GTCR, Mr. Fey was a member of the Board of many successful investments, including Six3 Systems, CAMP Systems, Zayo Group, Cision, Park Place Technologies, GreatCall, Simpli.fi and EaglePicher. Mr. Fey graduated from Dartmouth College.

Riva Bakal.    Ms. Bakal serves as our Chief Product and Strategy Officer. Ms. Bakal joined Vivid Seats in February 2019 as our Vice President of Strategy and Corporate Development and was promoted to Chief Product and Strategy Officer in March 2022. From August 2016 to December 2018, Ms. Bakal held a variety of senior positions across functions at Grubhub, most recently serving as Vice President of Market Operations. Ms. Bakal is a graduate of the Massachusetts Institute of Technology and Harvard Business School.

Emily Epstein.    Ms. Epstein joined Vivid Seats in October 2022 as our General Counsel. From January 2022 to July 2022, Ms. Epstein was General Counsel at Datto, Inc. From December 2020 to January 2022, she was Deputy General Counsel & Corporate Secretary for Coupang, Inc. From November 2016 to December 2020, she served in various leadership positions at Nielsen Holdings Inc., including Deputy Chief Legal Officer. Prior to that, Ms. Epstein worked in the legal department at American Express Company. She began her legal career at Simpson Thacher & Bartlett LLP. Ms. Epstein is a graduate of Harvard University and the University of Virginia School of Law.

Jon Wagner.    Mr. Wagner serves as our Chief Technology Officer. Mr. Wagner joined Vivid Seats as Chief Technology Officer in December 2018. Mr. Wagner is responsible for overseeing software engineering, cloud and infrastructure engineering, data engineering, and IT teams at Vivid Seats. Mr. Wagner joined Vivid Seats in December 2018 with more than 25 years of experience in the technology sector, including most recently as a freelance Decision Engineering Consultant from January 2018 to December 2018. From June 2017 to January 2018, Mr. Wagner served as Co-Founder of Aidan.ai, a start-up specializing in applied artificial intelligence, from February 2017 to May 2017, he served as Vice President of Systems and Decision Engineering at Grubhub, and from March 2015 to February 2017, he served as Chief Operating Officer of Zoomer, a B2B food delivery company. Mr. Wagner graduated from La Salle University.

Todd Boehly.    Mr. Boehly serves as a member of the Board. From June 2020 to October 2021, Mr. Boehly served as the Chief Executive Officer and member of the Board of Directors of Horizon and from July 2020 to October 2021, he served as Horizon’s Chief Financial Officer and Chairman. Mr. Boehly has also served as the Chief Executive Officer, Chief Financial Officer and Director of Horizon Acquisition Corporation II (NYSE: HZON) since August 2020 and of Horizon Acquisition Corporation III (NYSE: HZNA) since November 2020. In 2015, Mr. Boehly co-founded Eldridge Industries, LLC (“Eldridge”), a holding company with a unique network of businesses across finance, technology, real estate and entertainment, and since then has served as the Chairman and Chief Executive Officer. From 2002 to 2015, Mr. Boehly worked at Guggenheim Partners, most recently as president. Mr. Boehly serves on the board of directors of Kennedy-Wilson Holdings (NYSE: KW), the Los Angeles Lakers, Flexjet, PayActiv, CAIS, and Cain International. Mr. Boehly graduated from the College of William & Mary. He also studied at the London School of Economics.

Mr. Boehly is well qualified to serve on the Board because of his substantial experience building and managing businesses.

Martin Taylor.    Mr. Taylor serves as a member of the Board. Mr. Taylor has been an Operating Managing Director at Vista Equity Partners since 2006. Prior to joining Vista, Mr. Taylor spent more than 13 years at Microsoft Corporation, including in roles managing corporate strategy, sales, product marketing and segment focused teams in North America and Latin America. Mr. Taylor has served on the board of Jamf Holding Corp. (NASDAQ: JAMF) since 2017 and Integral Ad Science (NASDAQ: IAS) since 2018, where he serves on the Compensation, Nominating and Governance Committees. He served on the board of Ping Identity Holding Corp. (NYSE: PING) from November 2016 until October 2022 when it was acquired. Mr. Taylor graduated from George Mason University.

Mr. Taylor is well qualified to serve on the Board because of his extensive experience in the areas of corporate strategy, technology, finance, business transactions and software investments.

Jane DeFlorio.    Ms. DeFlorio serves as a member of the Board. Ms. DeFlorio was Managing Director of Deutsche Bank AG Retail/Consumer Sector Investment Banking Coverage from 2007 to 2013. From 2002 to 2007, Ms. DeFlorio was an Executive Director in the Investment Banking Consumer and Retail Group at UBS Investment Bank. Ms. DeFlorio has served on the Board of SITE Centers Corp. (NYSE: SITC) since 2017, where she is Chair of the Audit Committee and a member of the Compensation and Pricing Committees. Ms. DeFlorio served as a Director of Perry Ellis International from 2014 to 2018. Ms. DeFlorio is a member of the Board of Trustees and Chairman of the Audit and Risk Committee at The New School University in New York City. She

also serves on the Boards of Directors for The Parsons School of Design and the Museum at Fashion Institute of Technology. Ms. DeFlorio graduated from the University of Notre Dame and Harvard Business School.

Ms. DeFlorio is well qualified to serve on our board because of her more than 15 years of experience in investment banking, as well as her recent public board service.

Craig Dixon.    Mr. Dixon serves as a member of the Board. Mr. Dixon is the Co-Founder and Co-Chief Executive Officer of The St. James, a leading developer and operator of premium performance, wellness and lifestyle brands, technology experiences and destinations. From 2006 to 2013, Mr. Dixon was Senior Counsel and Assistant Corporate Secretary at Smithfield Foods, a global food business. Mr. Dixon began his legal career at McGuireWoods LLP and Cooley LLP, and as a Law Clerk to the Honorable James R. Spencer, United States District Court for the Eastern District of Virginia. He is a member of the Board of Trustees of Episcopal High School. Mr. Dixon graduated from the College of William & Mary and William & Mary School of Law.

Mr. Dixon is well qualified to serve on the Board because of his extensive experience in corporate governance and business transactions, as well as his executive experience.

Julie Masino.    Ms. Masino serves as a member of the Board. Since January 2020, Ms. Masino has served as the President, International of Taco Bell, a subsidiary of Yum! Brands (NYSE: YUM). From January 2018 to December 2019, Ms. Masino served as President, North America of Taco Bell. Ms. Masino held senior positions at Mattel (NASDAQ: MAT) from April 2017 to January 2018 and at Sprinkles Cupcakes from 2014 to 2017. Ms. Masino serves on the board of PhysicianOne Urgent Care. Ms. Masino graduated from Miami University.

Ms. Masino is well qualified to serve on the Board because of her extensive experience in the areas of marketing, organizational strategy, technology, and public company leadership.

Mark M. Anderson. Mr. Anderson serves as a member of the Board. Since 2000, Mr. Anderson has worked at GTCR, most recently as a Managing Director. Mr. Anderson has served on the board of Gogo Inc. (NASDAQ: GOGO) since March 2021, where he is a member of Nominating and Corporate Governance Committee and also serves on the boards of CommerceHub and Jet Support Services Inc. Mr. Anderson graduated from the University of Virginia and Harvard Business School.

Mr. Anderson is well qualified to serve on the Board because of his directorship experience and deep understanding of the technology and e-commerce industries.

David Donnini.    Mr. Donnini serves as a member of the Board. Mr. Donnini joined GTCR in 1991 and is currently a Managing Director. Prior to joining GTCR, Mr. Donnini worked at Bain & Company. Mr. Donnini is currently a Director of AssuredPartners, Consumer Cellular, Park Place Technologies and Sotera (NYSE: SHC), where he serves on the Nominating and Corporate Governance Committee. Mr. Donnini graduated from Yale University and Stanford Graduate School of Business.

Mr. Donnini is well qualified to serve on the Board because of his directorship experience and deep understanding of the technology and e-commerce industries.

Tom Ehrhart.    Mr. Ehrhart joined GTCR in 2012 and is currently a Principal. Prior to joining GTCR, Mr. Ehrhart worked as an Analyst in the Financial Institutions group at Credit Suisse. Mr. Ehrhart serves on the Board of Directors of AssuredPartners, Consumer Cellular, GCS, Park Place Technologies, PPC Flexible Packaging and Senske Services. Mr. Ehrhart graduated from Georgetown University.

Mr. Ehrhart is well qualified to serve on the Board because of his directorship experience and deep understanding of the technology and e-commerce industries.

Corporate Governance

Composition of the Board of Directors

Our business and affairs are managed under the direction of the Board. The Board is chaired by David Donnini, and includes Stanley Chia, Todd Boehly, Martin Taylor, Jane DeFlorio, Julie Masino, Craig Dixon, Mark Anderson and Tom Ehrhart, four of whom qualify as independent. Subject to the terms of the Stockholders’ Agreement and the Amended and Restated Charter and Amended and Restated Bylaws, the number of directors will be fixed by the Board.

When considering whether directors and director nominees have the experience, qualifications, attributes and skills, taken as a whole, to enable the Board to satisfy its oversight responsibilities effectively in light of its business and structure, the Board expects to focus primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above in order to provide an appropriate mix of experience and skills relevant to the size and nature of its business.

Stockholders’ Agreement

In connection with the Business Combination, we entered into the Stockholders’ Agreement pursuant to which, among other things, (a) Hoya Topco or (b) after the distribution (in the aggregate pursuant to one or more distributions) by Hoya Topco of more than 50% of our voting shares held by Hoya Topco on October 18, 2021, (i) the Private Equity Owner and (ii) the Topco Equityholders, were granted rights to designate five (5) directors for election to our Board. The Horizon Equityholders, have the right to designate three (3) directors for election to our Board.

The Horizon Equityholders have the right to nominate:

(a)	three (3) directors to our Board, so long as the Horizon Equityholders beneficially own at least twelve percent (12%) of the shares of common stock that are issued and outstanding on October 18, 2021 (the “Closing Amount”), of which at least two (2) will qualify as “independent directors” under applicable stock exchange regulations,

(b)	two (2) directors to our Board, so long as the Horizon Equityholders beneficially own at least six percent (6%) but less than twelve percent (12%) of the Closing Amount, each of which shall qualify as “independent directors” under applicable stock exchange regulations, and

(c)	until the date the Horizon Equityholders beneficially own a number of voting stock representing less than five percent (5%) of the shares of common stock held by the Horizon Equityholders on October 18, 2021, one (1) director to our Board, who shall qualify as an “independent director” under applicable stock exchange regulations.

The Topco Equityholders have the right to nominate:

(a)	five (5) directors to our Board, so long as the Topco Equityholders beneficially own at least twenty-four percent (24%) of the Closing Amount, of which at least one (1) will qualify as an “independent director” under applicable stock exchange regulations,

(b)	four (4) directors to our Board, so long as the Topco Equityholders beneficially own at least eighteen percent (18%) but less than twenty-four percent (24%) of the Closing Amount,

(c)	three (3) directors to our Board, so long as the Topco Equityholders beneficially own at least twelve percent (12%) but less than eighteen percent (18%) of the Closing Amount,

(d)	two (2) directors to our Board, so long as the Topco Equityholders beneficially own at least six percent (6%) but less than twelve percent (12%) of the Closing Amount, and

(e)	until the date the Topco Equityholders beneficially own a number of voting shares representing less than five percent (5%) of the shares of common stock held by the Topco Equityholders on October 18, 2021, one (1) director to our Board.

No reduction in the number of directors that Topco Equityholders and Horizon Equityholders are entitled to designate pursuant to the foregoing two sentences shall shorten the term of any such designated director then-serving on the Board. Additionally, once the Topco Equityholders beneficially own less than forty percent (40%) of the shares of common stock held by the Topco Equityholders as of October 18, 2021, none of the directors designated by the Topco Equityholders shall be required to qualify as “independent directors” under any stock exchange regulations. If the size of the Board is increased in accordance with applicable law and our organizational documents, the Topco Equityholders shall have the right to designate a number of directors of the Board which give the Topco Equityholders the same percentage of total directors on the Board as permitted to be designated pursuant to the foregoing, rounded up to the next whole number.

Any director designated by the Topco Equityholders or the Horizon Equityholders may resign at any time upon written notice to our Board. The Topco Equityholders have the exclusive right to remove a director designated by the Topco Equityholders or to fill any vacancy created by a director designated by the Topco Equityholders. The Horizon Equityholders have the exclusive right to remove a director designated by the Horizon Equityholders or to fill any vacancy created by a director designated by the Horizon Equityholders.

Pursuant to the Stockholders’ Agreement, the Topco Equityholders designated David Donnini, Mark Anderson, Tom Ehrhart, Martin Taylor and Julie Masino and the Horizon Equityholders designated Todd Boehly, Jane DeFlorio, Craig Dixon. As a result of the Stockholders’ Agreement and the aggregate voting power of the parties thereto, we expect that the parties to the agreement acting in conjunction will control the election of our directors. Please see “Controlled Company” below.

Director Independence

Under our Corporate Governance Guidelines and the applicable Nasdaq Stock Market LLC rules (the “Nasdaq Rules”), a director is not independent unless the Board affirmatively determines that s/he does not have a direct or indirect material relationship with us or any of our subsidiaries. In addition, the director must not be precluded from qualifying as independent under the per se bars set forth by the Nasdaq Rules.

Our Board has undertaken a review of its composition, the composition of its committees and the independence of our directors and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, our Board has determined that Martin Taylor, Jane DeFlorio, Craig Dixon and Julie Masino, four of our nine directors, do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors qualifies as “independent” as that term is defined under the Nasdaq Rules. In making these determinations, our Board considered the relationships that each non-employee director has with us and all other facts and circumstances our Board deemed relevant in determining their independence, including the director’s beneficial ownership of our common stock.

Controlled Company Exemption

Our Private Equity Owner beneficially owns more than fifty percent (50%) of the combined voting power for the election of our directors to our Board, and, as a result, we are considered a “controlled company” for the purposes of the Nasdaq Rules. As such, we qualify for exemptions from certain corporate governance requirements, including that a majority of our Board consist of “independent directors,” as defined under the Nasdaq Rules. In addition, we are not required to have a nominating and corporate governance committee or compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities or to conduct annual performance evaluations of the nominating and corporate governance and compensation committees.

As permitted for a “controlled company,” a majority of our board of directors and our compensation and nominating and corporate governance committees are not independent. Accordingly, our stockholders may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the Nasdaq Rules.

If at any time we cease to be a “controlled company” under the Nasdaq Rules, our Board intends to take any action that may be necessary to comply with the Nasdaq Rules, subject to a permitted “phase-in” period. See “Risk Factors—Risks Related to Our Organizational Structure—We are a “controlled company” within the meaning of Nasdaq listing standards and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to shareholders of companies that are subject to such requirements.”

Classified Board of Directors

Pursuant to the Amended and Restated Charter, the directors of the Board are divided into three classes, with each class serving staggered three year terms. The Board consists of three Class I directors, three Class II directors and three Class II directors. Our directors are divided among the three class as follows:

•	The Class I directors are Stanley Chia, Jane DeFlorio and David Donnini;

•	The Class II directors are Craig Dixon, Tom Ehrhart and Martin Taylor; and

•	The Class III directors are Julie Masino, Mark Anderson and Todd Boehly.

At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the Class I directors, Class II directors and Class III directors will expire upon the election and qualification of successor directors at the annual meeting of stockholders held during the calendar years 2025, 2023 and 2024, respectively.

Committees of the Board of Directors

The Board directs the management of its business and affairs, as provided by Delaware law, and conducts its business through meetings of the Board and standing committees. The Board has three standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee, each of which has the composition and the responsibilities described below, and operates under a written charter.

In addition, from time to time, special committees may be established under the direction of the Board when the Board deems it necessary or advisable to address specific issues. Current copies of our committee charters are posted on our website, www.vividseats.com, as required by applicable SEC and Nasdaq rules. The information on or available through any of such website is not deemed incorporated in this prospectus and does not form part of this prospectus or the registration statement of which this prospectus is a part.

				Committees of the Board
Name	Age	Director Since	Independent	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Stanley Chia	41	2021
Mark Anderson	47	2021				C
Todd Boehly	49	2021				M
Jane DeFlorio	52	2021	I	C + FE
Craig Dixon	47	2021	I	M
David Donnini	57	2021			C	M
Tom Ehrhart	35	2021			M
Julie Masino	52	2021	I	M	M
Martin Taylor	53	2021	I

I – Independent director under Nasdaq Rules

C – Chairperson

M – Member

FE – Audit Committee financial expert

Audit Committee

The Audit Committee’s responsibilities include, among other things:

•	overseeing our accounting and financial reporting process;

•	appointing, compensating, retaining and overseeing the work of our registered independent public accounting firm and any other registered public accounting firm engaged for the purpose of preparing or issuing an audit report or related work or performing other audit, review or attest services for us;

•	discussing with our registered independent public accounting firm any audit problems or difficulties and management’s response;

•	pre-approving all audit and non-audit services provided to us by our registered independent public accounting firm (other than those provided pursuant to appropriate preapproval policies established by the Audit Committee or exempt from such requirement under the rules of the SEC);

•	reviewing and discussing our annual and quarterly financial statements with management and our registered independent public accounting firm;

•	reviewing and evaluating our risk management policies;

•	reviewing and discussing our treasury and investment matters;

•	reviewing and discussing our information technology and cybersecurity programs;

•	reviewing and approving or ratifying any related person transactions;

•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters, and for the confidential and anonymous submission by our employees of concerns regarding questionable accounting or auditing matters; and

•	preparing the Audit Committee report required by SEC rules.

Our Audit Committee currently consists of Jane DeFlorio, Craig Dixon and Julie Masino, with Jane DeFlorio serving as chair. All members of our Audit Committee meet the requirements for financial literacy under the applicable Nasdaq rules and regulations. Our Board has affirmatively determined that each member of our Audit Committee qualifies as “independent” under Nasdaq’s additional standards applicable to Audit Committee members and Rule 10A-3 of the Exchange Act applicable audit committee members. In addition, our Board has determined that Jane DeFlorio qualifies as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K.

Compensation Committee

The Compensation Committee’s responsibilities include, among other things:

•	reviewing and approving corporate goals and objectives with respect to the compensation of our Chief Executive Officer, evaluating our Chief Executive Officer’s performance in light of these goals and objectives and setting our Chief Executive Officer’s compensation;

•	reviewing and setting or making recommendations to our Board regarding the compensation of our other executive officers;

•	reviewing and making recommendations to our Board regarding director compensation;

•	reviewing and approving or making recommendations to our Board regarding our incentive compensation and equity-based plans and arrangements; and

•	appointing and overseeing any compensation consultants;

•	reviewing and discussing annually with management our “Compensation Discussion and Analysis,” to the extent required; and

•	preparing the annual compensation committee report required by SEC rules, to the extent required.

Our Compensation Committee currently consists of David Donnini, Tom Ehrhart and Julie Masino, with David Donnini serving as chair. Our Board has determined that Julie Masino qualifies as “independent” under Nasdaq’s additional standards applicable to compensation committee members and each member of the Compensation Committee is a “non-employee director” as defined in Section 16b-3 of the Exchange Act.

Pursuant to the Compensation Committee’s charter, the Compensation Committee has the authority to retain or obtain the advice of compensation consultants, legal counsel and other advisors to assist in carrying out its responsibilities. Before selecting any such consultant, counsel or advisor, the Compensation Committee reviews and considers the independence of such consultant, counsel or advisor in accordance with applicable Nasdaq Rules. We must provide appropriate funding for payment of reasonable compensation to any advisor retained by the Compensation Committee.

Compensation Consultants

The Compensation Committee has the authority under its charter to retain outside consultants or advisors, as it deems necessary or advisable. In 2022, the Compensation Committee engaged an outside compensation consultant, FW Cook, to review executive and director compensation and provide market data to inform our individual executive compensation levels and programs and director compensation fees and programs for 2022.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee is responsible for, among other things:

•	identifying individuals qualified to become members of our Board and ensure the Board has the requisite expertise and consists of persons with sufficiently diverse and independent backgrounds;

•	recommending to our Board the persons to be nominated for election as directors and to each committee of the Board;

•	developing and recommending to our Board corporate governance guidelines, and reviewing and recommending to our Board proposed changes to our corporate governance guidelines from time to time; and

•	overseeing the annual evaluations of our Board, its committees and management.

Our Nominating and Corporate Governance Committee currently consists of Mark Anderson, Todd Boehly and David Donnini, with Mark Anderson serving as chair. Our Board has determined that our members of our Nominating and Corporate Governance Committee do not qualify as “independent” under Nasdaq Rules applicable to nominating and corporate governance committee members.

The Board may from time to time establish other committees.

Compensation Committee Interlocks and Insider Participation

During the 2022 fiscal year, the compensation committee consisted of David Donnini, Julie Masino and Tom Ehrhart, with David Donnini serving as the chair of the committee. None of these individuals has served as our officer or employee or for any of our subsidiaries. We are not aware of any compensation committee interlocks.

EXECUTIVE COMPENSATION

This section discusses the material components of the executive compensation program for our executive officers who are named in the “Summary Compensation Table” below. In 2022, our “named executive officers” and their positions were as follows:

•	Stanley Chia, Chief Executive Officer;

•	Lawrence Fey, Chief Financial Officer; and

•	Jon Wagner, Chief Technology Officer

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs.

Summary Compensation Table

The following table sets forth information concerning the compensation of our named executive officers for our fiscal year ended December 31, 2022.

Name and Principal Position	Year	Salary ($)	Stock Awards ($) (1)	Option Awards ($) (2)	Non-equity Incentive Plan Compensation ($) (3)	All Other Compensation ($) (4)	Total ($)
Stanley Chia Chief Executive Officer	2022	619,231	3,250,000	3,250,000	669.389	22,595	7,811,215
	2021	600,000	3,215,000	4,509,722	900,000	20,617	9,245,339
	2020	551,539	1,042,105	—	275,769	26,906	1,896,319
Lawrence Fey Chief Financial Officer	2022	309,231	2,000,000	2,000,000	167,139	12,200	4,488,570
	2021	300,000	2,572,000	3,607,780	225,000	11,600	6,716,380
	2020	192,692	483,973	—	48,173	6,877	731,715
Jon Wagner Chief Technology Officer	2022	375,200	1,250,000	1,250,000	202,796	12,200	3,090,196
	2021	360,231	1,286,000	1,803,890	270,173	11,600	3,731,894
	2020	350,000	303,354	—	87,500	9,205	750,059

(1)	The amounts shown in this column represent restricted stock units granted under our 2021 Incentive Award Plan. The amounts represent the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. For a detailed description of the assumptions used for purposes of determining grant date fair value, see Note 20 to our Consolidated Financial Statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Equity-Based Compensation” included elsewhere in this prospectus.
(2)	The amounts shown in this column represent stock options granted under our 2021 Incentive Award Plan. The amounts represent the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. For a detailed description of the assumptions used for purposes of determining grant date fair value, see Note 20 to our Consolidated Financial Statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Estimates—Equity-Based Compensation” included elsewhere in this prospectus.
(3)	The amounts shown in this column represent cash incentive awards earned for 2022 and paid in the first quarter of 2023 under our Annual Incentive Plan. See “2022 Annual Incentive Plan Awards” below.
(4)	The amount for Mr. Chia reflects (a) Young President’s Organization international membership in the amount of $10,395 and (b) employer matching contribution under our 401(k) in the amount of $12,200. The amounts for Mr. Fey and Mr. Wagner reflect employer matching contributions under our 401(k).

2022 Salaries

The named executive officers receive a base salary to compensate them for services rendered to us. The base salary payable to each named executive officer is reviewed annually by the Compensation Committee and is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities. Messrs. Chia, Fey and Wagner were each provided a four percent (4%) merit increase in March 2022.

Name	Title	2022 Base Salary	2021 Base Salary	Percent Increase
Stanley Chia	Chief Executive Officer	$625,000	$600,000	4%
Lawrence Fey	Chief Financial Officer	$312,000	$300,000	4%
Jon Wagner	Chief Technology Officer	$378,560	$364,000	4%

2022 Annual Incentive Plan Awards

In 2022, each of the named executive officers was eligible to receive a cash incentive award under our 2022 Annual Incentive Plan (“AIP”) expressed as a percentage of annual base salary.

Name	Title	Target Bonus for 2022 (% of Base Salary)
Stanley Chia	Chief Executive Officer	100%
Lawrence Fey	Chief Financial Officer	50%
Jon Wagner	Chief Technology Officer	50%

The AIP was designed by our compensation committee in early 2022 to stimulate and support a high-performance environment by tying 2022 cash incentive awards to the attainment of short-term goals across two metrics aligned with our financial objectives that the committee believed are valued by our stockholders: revenue (50% weighting) and adjusted EBITDA (50% weighting). The Compensation Committee further determined that for each metric, the award payout would be determined by measuring our actual performance, based on our financial results for 2022, against our 2022 operating plan targets approved by our Board in early 2022, as set out in the following table:

	Revenue /Adjusted EBITDA Performance as % of Operating Plan Target	Payout
Threshold	85%	40%
Target	100%	100%
Maximum	115%	150%

No payout would be received for achievement of less than 85% of the operating plan target. The maximum award payout that could be earned was 150% of the target value. To the extent the level of achievement fell between any of the levels in the above graph, straight-line interpolation would be utilized to calculate the payout level for the metric. There was substantial uncertainty at the time the committee established the targets as to the likelihood of our attainment of the targeted levels of performance and the actual payout of the AIP. Each officer’s AIP award was subject to continued employment through the payment date.

Based on our 2022 achievement of actual revenue and adjusted EBITDA at levels 107.2% and 97.4% of target, respectively, the Compensation Committee in early 2023 determined that, in accordance with the AIP, the cash incentive awards earned for 2022 under the AIP would be paid according to the AIP’s formulaic funding of 108.1% of the targeted award levels for each executive officer, with no discretionary adjustments.

Equity Compensation

In 2022, equity-based awards for our named executive officers were granted in the form of restricted stock units and stock options under our 2021 Incentive Award Plan. On March 11, 2022, we granted Messrs. Chia, Fey and Wagner 814,536, 501,253 and 313,283 stock options, respectively, each with an exercise price of $10.26. We also granted Messrs. Chia, Fey and Wagner 316,764, 194,931 and 121,832 restricted stock units, respectively. One-third of the stock options and restricted stock units vest on March 11, 2023, and the remaining unvested stock options and restricted stock units vest in eight equal quarterly installments, subject to the named executive officer’s continued employment through the vesting date.

We adopted the 2021 Incentive Award Plan in order to facilitate the grant of cash and equity incentives to our directors, employees (including our named executive officers) and consultants and certain of our affiliates and to enable us and certain of our affiliates to obtain and retain services of these individuals, which is essential to our long-term success. The plan became effective on the date on which it was adopted by our Board, subject to approval of such plan by our stockholders. See “Outstanding Equity Awards at Fiscal Year-End” for additional information on the equity awards granted during 2022.

Other Elements of Compensation

Retirement Plans

We maintain a 401(k) retirement savings plan for our employees, including our named executive officers, who satisfy certain eligibility requirements. Our named executive officers will be eligible to participate in the 401(k) plan on the same terms as other full-time employees. The Internal Revenue Code allows eligible employees to defer a portion of their compensation, within prescribed limits, on a pre-tax basis through contributions to the 401(k) plan. Currently, we match contributions made by participants in the 401(k) plan up to a specified percentage of the employee contributions, and these matching contributions are fully vested as of the date on which the contribution is made. We believe that providing a vehicle for tax-deferred retirement savings though our 401(k) plan, and making fully vested matching contributions, adds to the overall desirability of our executive compensation package and further incentivizes our employees, including our named executive officers, in accordance with our compensation policies.

Employee Benefits and Perquisites

All of our full-time employees, including our named executive officers, are eligible to participate in our health and welfare plans, including:

•	medical, dental and visions benefits;

•	medical and dependent care flexible spending accounts;

•	short-term and long-term disability insurance; and

•	life insurance.

We believe the perquisites described above are necessary and appropriate to provide a competitive compensation package to our named executive officers.

No Tax Gross-Ups

We do not make gross-up payments to cover our named executive officers’ personal income taxes that may pertain to any of the compensation or perquisites paid or provided by us.

Employment Arrangements

Stanley Chia, Chief Executive Officer

On August 9, 2021, we and Vivid Seats, LLC (“Vivid LLC”) entered into an employment agreement with Mr. Chia, providing for his position as Chief Executive Officer, that became effective upon the closing of the

Business Combination (“Chia Employment Agreement”). Mr. Chia’s employment with us is at-will and either party may terminate the Chia Employment Agreement without notice. Under the Chia Employment Agreement, Mr. Chia is subject to perpetual confidentiality and mutual non-disparagement provisions and a non-compete and non-solicitation of customers and employees during his employment and in the one-year period post termination.

The Chia Employment Agreement also provides for potential payments upon termination as described below under “Potential Payments Upon Termination”.

Lawrence Fey, Chief Financial Officer

On April 1, 2020, Vivid LLC entered into an Employment and Restrictive Covenants Agreement with Mr. Fey (“Fey RCA”) providing for his position as Chief Financial Officer. Subsequently, on August 9, 2021, we and Vivid LLC entered into an employment agreement with Mr. Fey that became effective upon the closing of the Business Combination (together with the Fey RCA, “Fey Employment Agreement”). Mr. Fey’s employment with us is at-will and either party may terminate the Fey Employment Agreement without notice. Mr. Fey is subject to perpetual confidentiality and mutual non-disparagement provisions and a non-compete and non-solicitation of customers and employees during his employment and in the two-year period post termination.

The Fey Employment Agreement also provides for potential payments upon termination as described below under “Potential Payments Upon Termination”.

Jon Wagner, Chief Technology Officer

On December 12, 2018, Vivid LLC entered into an Employment and Restrictive Covenants Agreement with Mr. Wagner (“Wagner RCA”) providing for his position as Chief Technology Officer. Subsequently, on August 9, 2021, we and Vivid LLC entered into an employment agreement with Mr. Wagner that became effective upon the closing of the Business Combination (together with the Wagner RCA, “Wagner Employment Agreement)”. Mr. Wagner’s employment with us is at-will and either party may terminate the Wagner Employment Agreement without notice. Mr. Wagner is subject to perpetual confidentiality and mutual non-disparagement provisions and a non-compete and non-solicitation of customers and employees during his employment and in the two-year period post termination.

The Wagner Employment Agreement also provides for potential payments upon termination as described below under “Potential Payments Upon Termination”.

Potential Payments Upon Termination

The Chia Employment Agreement, the Fey Employment Agreement and the Wagner Agreement provide that upon termination of their employment by us without Cause (as defined below) or if they resign for Good Reason (as defined below), they will be entitled to receive, subject to their execution and non-revocation of a release of claims: (a) continued payment of their annual base salary for the periods set forth below, (b) a prorated annual cash incentive payment for the year in which termination occurs (determined at fifty percent (50%) of target achievement), (c) payment of any unpaid bonus or annual cash incentive payment for the prior fiscal year, and (d) reimbursement for COBRA health insurance premiums for the periods set forth below.

	Annual Base Salary	COBRA Health Insurance Premiums
Mr. Chia	12 months	12 months
Mr. Fey	12 months	12 months
Mr. Wagner	9 months	9 months

“Cause” is defined as:

(a)	a material failure to perform his responsibilities or duties under the applicable employment agreement or those other responsibilities or duties as reasonably requested from time to time by our Board;

(b)	engagement in illegal conduct or gross misconduct that has materially harmed or is reasonably likely to materially harm our standing and reputation;

(c)	commission or conviction of, or plea of guilty or nolo contendere to, a felony, a crime involving moral turpitude or any other act or omission that has materially harmed or is reasonably likely to materially harm our standing and reputation;

(d)	a material breach of the duty of loyalty or our code of conduct and business ethics, in either case, that has materially harmed or is reasonably likely to materially harm our standing and reputation or material breach of any material written agreement with us;

(e)	dishonesty that has materially harmed or is reasonably likely to materially harm us;

(f)	fraud, gross negligence or repetitive negligence committed without regarding to corrective direction in the course of his duties as an employee; or

(g)	excessive and unreasonable absences from his duties for any reason (other than authorized leave as a result of his death or disability);

provided, however, as to clauses (a), (b), (d), (f) or (g), an event will only constitute Cause after written notice has been given by our Board and has not been cured for a period of thirty (30) days.

“Good Reason” is defined as:

(a)	a material adverse change in title, position, duties or responsibilities including, but not limited, to (x) our failure to maintain the title, position, duties and responsibilities as set forth below, (y) any requirement to report directly to anyone other than as set forth below, or (z) with respect to Mr. Chia, while Mr. Chia is our Chief Executive Officer, Mr. Chia’s failure to be nominated to our Board;

(b)	a reduction in then-current base salary or then-current targeted annual cash incentive award by more than ten percent (10%);

(c)	our material breach of any agreement with the executive officer; or

(d)	a relocation of the primary location of work more than thirty (30) miles from the location set forth below;

provided, however, that the executive officer must (i) first provide written notice to us of the existence of the Good Reason within thirty (30) days of the initial existence of such event specifying the basis for his belief that he is entitled to terminate his employment for Good Reason, (b) give us an opportunity to cure within thirty (30) days following delivery to us of such written notice, and (c) actually resign from employment with us within thirty (30) days following the expiration of our thirty (30) day cure period.

	Position	Reporting Structure	Primary Location
Mr. Chia	CEO, most senior officer, and member of Board	Our Board	Headquarters in Chicago

Mr. Fey	CFO	CEO or Board	Austin-Round Rock-San Marcos metropolitan area or Chicago- Naperville-Elgin metropolitan area

Mr. Wagner	CTO	CEO	Philadelphia-Camden-Wilmington metropolitan area or Chicago- Naperville-Elgin metropolitan area

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth the information regarding each outstanding unexercised or unvested equity award held by our named executive officers as of December 31, 2022.

Name	Type of Equity	Grant Date			Option Awards					Stock Awards
			Number of Securities Underlying Unexercised Options (#)		Number of Securities Underlying Unexercised Options (#) Unexercisable (1)		Option Exercise Price ($)		Option Expiration Date	Number of Shares/ Units of Stock that have Not Vested (#)(2)		Market Value of Shares/ Units of Stock that have Not Vested ($)
			Unexercisable	Exercisable
Stan Chia	Profit Interests	11/5/18	—							100,153	(1)	0	(8)
	Phantom Equity	9/1/20	—							270,000	(2)	1,621,776	(8)
	Profit Interests	9/1/20	—							270,000	(2)	9,797,756	(8)
	Stock Options	10/19/21	—	234,702	704,110	(3)	12.86	(4)	10/19/31
	Stock Options	10/19/21	—	68,920	206,762	(3)	15.00		10/19/31
	Restricted Stock Units	10/19/21	—							187,500	(5)	1,368,750	(9)
	Stock Options	3/11/22	—		814,536	(10)	10.26		3/11/32
	Restricted Stock Units	3/11/22	—							316,764	(11)	2,312,377	(9)
Larry Fey	Phantom Equity	9/1/20	—							66,000	(6)	396,434	(8)
	Profit Interest	9/1/20	—							66,000	(6)	2,395,007	(8)
	Profit Interest	9/1/20	—							264,000	(6)	0	(8)
	Stock Options	10/19/21	—	187,762	563,288	(3)	12.86	(4)	10/19/31
	Stock Options	10/19/21	—	55,136	165,410	(3)	15.00		10/19/31
	Restricted Stock Units	10/19/21	—							150,000	(5)	1,095,000	(9)
	Stock Options	3/11/22	—		501,253	(10)	10.26		3/11/32
	Restricted Stock Units	3/11/22	—							194,931	(11)	1,422,996	(9)
Jon Wagner	Profit Interest	12/17/18	—							18,000	(7)	0	(8)
	Phantom Equity	9/1/20	—							46,200	(6)	277,504
	Profit Interest	9/1/20	—							46,200	(6)	1,676,505
	Profit Interest	9/1/20	—							144,000	(6)	0
	Stock Options	10/19/21	—	93,881	281,644	(3)	12.86	(4)	10/19/31
	Stock Options	10/19/21	—	27,568	82,705	(3)	15.00		10/19/31
	Restricted Stock Units	10/19/21	—							75,000	(5)	547,500	(9)
	Stock Options	3/11/22	—		313,283	(10)	10.26		3/11/32
	Restricted Stock Units	3/11/22	—							121,832	(11)	889,374	(9)

(1)	20% vests in equal installments on each anniversary of November 5, 2018, subject to Mr. Chia’s continued employment. Upon certain qualifying terminations, (a) an additional 10% of unvested profits interests will accelerate and vest and (b) if there is a sale of Hoya Topco in the six-months after Mr. Chia’s termination, all of his unvested units will accelerate and vest.
(2)	20% vests in equal installments on each anniversary of June 30, 2020, subject to Mr. Chia’s continued employment. Upon certain qualifying terminations, (a) an additional 10% of unvested profits interests will accelerate and vest and (b) if there is a sale of Hoya Topco in the six-months after Mr. Chia’s termination, all of his unvested units will accelerate and vest.
(3)	The stock options vest in 16 equal quarterly installments beginning on January 19, 2022, subject to the named executive officer’s continued employment through each vesting date.
(4)	The original exercise price was $13.09 per share. On the grant date, we anticipated that we would pay an extraordinary dividend of $0.23 per share in the near term. We paid the dividend on November 2, 2021 and the exercise price was reduced by $0.23 per share, which resulted in an exercise price of $12.86 per share.
(5)	The restricted stock units vest in 16 equal quarterly installments beginning on January 19, 2022, subject to the named executive officer’s continued employment through each vesting date.
(6)	20% vests in equal installments on each anniversary of June 30, 2020, subject to the named executive officer’s continued employment through each vesting date.
(7)	20% vests in equal installments on each anniversary of December 12, 2018, subject to the named executive officer’s continued employment through each vesting date.
(8)	There is no public market for the profit interests. For purpose of this disclosure, we valued the profit interests primarily based on the Class A common stock share price as of December 31, 2022. The amount reported above under “Market Value of Shares or Units of Stock That Have Not Vested” reflects the intrinsic value of the profit interests as of December 31, 2022 based upon the terms of each profit interest.
(9)	Represents the fair market value per share of our Class A common stock as of December 31, 2022, which was $7.30.
(10)	One-third of the stock options vest on March 11, 2023 and thereafter quarterly in eight equal installments, subject to the named executive officer’s continued employment through each vesting date.

(11)	One-third of the restricted stock units vest on March 11, 2023 and thereafter in eight equal quarterly installments, subject to the named executive officer’s continued employment through each vesting date.

Director Compensation

The following table sets forth information concerning the compensation of our Board for the year ended December 31, 2022. Please note that Mr. Chia receives no compensation for his role as director, and the entirety of his compensation is reported in the Summary Compensation Table.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($) (1) (2)	Total ($)
Mark Anderson	51,745	160,000	211,745
Todd Boehly	47,500	160,000	207,500
Jane DeFlorio	55,659	160,000	215,659
Craig Dixon	50,000	160,000	210,000
David Donnini	58,159	160,000	218,159
Tom Ehrhart	46,415	160,000	206,415
Julie Masino	56,415	160,000	216,415
Martin Taylor	—	—	—

(1)	The amounts shown in this column for 2022 represent awards granted under our 2021 Plan. The amounts listed are equal to the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. For a detailed description of the assumptions used for purposes of determining grant date fair value, see Note 20 to our Consolidated Financial Statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Equity-Based Compensation” included elsewhere in this prospectus.
(2)	The restricted stock units vest on the earlier of (i) the day immediately preceding the date of the first annual meeting following the date of grant and (ii) the first anniversary of the date of grant, subject to the non-employee director continuing in service on the Board through the applicable vesting date.

We pay each non-employee director an annual cash fee of $40,000 for service on our Board. Each member of the Audit Committee receives an additional annual retainer of $10,000 and the chairperson receives $20,000 in recognition of the additional responsibilities of the Audit Committee. Each member of the Compensation Committee receives an additional annual retainer of $7,500 and the chairperson receives $15,000 in recognition of the additional responsibilities of the Compensation Committee. Each member of the Nominating and Corporate Governance Committee receives an additional annual retainer of $7,500 and the chairperson receives $15,000 in recognition of the additional responsibilities of the Nominating and Corporate Governance Committee. All fees are earned on a quarterly basis. The non-employee directors may elect to have all or a portion of their annual retainers paid in fully vested shares of Class A common stock. No additional fees are paid for attending meetings of our Board or any committee of our Board. We reimburse expenses incurred by directors in attending meetings of our Board and of our respective committees.

Our Non-Employee Director Compensation Policy provides for the grant of equity to each non-employee director as follows:

•	Restricted stock units having an aggregate grant date fair value of $320,000 on the date of his or her initial election or appointment to our Board, which will vest in five equal installments on the first five anniversaries of the date of grant, and

•	Restricted stock units having an aggregate grant date fair value of $160,000 on an annual basis on the date of our annual meeting of shareholders. Each annual award will vest on the earlier of the day before the date of the first annual meeting of shareholders after the date of grant and the first anniversary of the date of grant.

Each equity grant requires continued service on our Board through the applicable vesting date. No portion of an equity award that is unvested at the time of a director’s termination of service on our Board will vest thereafter, subject, in the case of death or disability, to the award remaining outstanding for 30 days following such event and the discretion of our Board to accelerate unvested awards during such period. All of a director’s equity award will vest in full immediately prior to a change in control, to the extent outstanding at such time.

Equity Compensation Plan Information

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides information as of December 31, 2022 with respect to the shares of our common stock that may be issued under our existing equity compensation plans approved by shareholders, which are the 2021 Plan and the 2021 ESPP:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)		Weighted- average exercise price of outstanding options, warrants and rights (b)		Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	8,677,002	(1)	$12.09	(2)	10,564,525	(3)
Equity compensation plans not approved by security holders	—		—		—

Total	8,677,002	(1)	$12.09	(2)	10,564,525	(3)

(1)	The securities listed are comprised of 6,125,446 shares that may be issued pursuant to stock options upon exercise and 2,551,556 shares that may be issued pursuant to restricted stock units upon vesting pursuant to the 2021 Plan. The securities listed exclude purchase rights outstanding under the 2021 ESPP.
(2)	Represents the weighted average exercise price of outstanding options to purchase common stock. No weighting is assigned to restricted stock units as no exercise price is applicable to such restricted stock units.
(3)	The securities listed are comprised of 7,571,056 shares available for future issuance under the 2021 Plan and 2,993,469 shares available for issuance under the 2021 ESPP. The number of shares of common stock reserved for issuance under the 2021 Plan will increase on the first day of each calendar year beginning on January 1, 2022 and ending on and including January 1, 2031, by a number equal to the lesser of (i) two percent (2%) of the aggregate number of shares of common stock outstanding on the final day of the immediately preceding calendar year and (ii) such smaller number of Shares (as defined in the 2021 Plan) as is determined by the Board. The number of shares of common stock reserved for issuance under the 2021 ESPP will also increase on the first day of each calendar year beginning on January 1, 2022 and ending on and including January 1, 2031 by a equal to the lesser of (a) 0.5% of the aggregate number of common stock outstanding on the final day of the immediately preceding calendar year and (b) such smaller number of Shares (as defined in the 2021 ESPP) as determined by the Board.

DESCRIPTION OF SECURITIES

The following summary of the material terms of our securities is not intended to be a complete summary of the rights and preferences of such securities, and is qualified by reference to our certificate of incorporation, our bylaws and the warrant-related documents described herein, which are exhibits to the registration statement of which this prospectus is a part. We urge you to read each of the documents described herein in their entirety for a complete description of the rights and preferences of our securities.

Authorized and Outstanding Capital Stock

Our Amended and Restated Charter authorizes the issuance of 800,000,000 shares, of which 500,000,000 shares are shares of Class A common stock, par value $0.0001 per share, 250,000,000 shares are shares of Class B common stock, par value $0.0001 per share and 50,000,000 shares are shares of preferred stock, par value $0.0001 per share.

Common Stock

Voting

Except as otherwise required by the Amended and Restated Charter, holders of Class A common stock and Class B common stock vote together as a single class on all matters on which stockholders are generally entitled to vote. Each holder of Class A common stock is entitled to one vote per share and each holder of Class B common stock is entitled to one vote per share. Pursuant to the Amended and Restated Charter, the holders of the outstanding shares of Class A common stock and Class B common stock shall be entitled to vote separately as a class upon any amendment to the Amended and Restated Charter (including by merger, consolidation, reorganization or similar event or otherwise) that would alter or change the powers, preferences, or special rights of a class of stock so as to affect them adversely.

As of March 31, 2023, Hoya Topco controls approximately 60.4% of the combined voting power of our common stock as a result of its ownership of all of the shares of Class B common stock. Accordingly, our Private Equity Owner, through its control of Hoya Topco, controls our business policies and affairs and can control any action requiring the general approval of its stockholders.

Dividends

The holders of Class A common stock are entitled to receive dividends, as and if declared by the Board out of our assets that are by law available for such use. Dividends shall not be declared or paid on the Class B common stock.

Liquidation or Dissolution

Upon our liquidation, dissolution or winding up of our affairs, after payment or provision for payment of the debts and other liabilities of ours as required by law and of the preferential and other amounts, if any, to which the holders of preferred stock shall be entitled, the holders of all outstanding shares of Class A common stock will be entitled to receive our remaining assets available for distribution ratably in proportion to the number of shares held by each such stockholder. The holders of shares of Class B common stock shall not be entitled to receive any assets of ours in the event of any such liquidation, dissolution or winding up our affairs.

Redemption Rights

We will at all times reserve and keep available out of our authorized and unissued shares of Class A common stock, for the purposes of effecting any redemptions or exchanges pursuant to the applicable provisions of Article IX of the Second A&R LLCA, the number of shares of Class A common stock that are issuable in connection with the redemption or exchange of all outstanding Intermediate Common Units as a result of any Redemption or Direct Exchange (each as defined in the Second A&R LLCA) pursuant to the applicable provisions of Article IX of the Second A&R LLCA, as applicable. In the event that (a) a share of Class A common stock is issued as a result of any Redemption or Direct Exchange of an Intermediate Common Unit pursuant to the applicable provisions of Article IX of the Second A&R LLCA or (b) a Redemption by Cash Payment (as defined in the Second A&R LLCA) is effected with respect to any Intermediate Common Units pursuant to the applicable provisions of Article IX of the Second A&R LLCA, a share of Class B common stock held by such unitholder chosen by us in our sole discretion will automatically and without further action on our part of or the holder thereof be transferred to us for no consideration and thereupon shall automatically be retired and cease to exist, and such share thereafter may not be reissued by us.

Other Provisions

None of the Class A common stock and Class B common stock has any pre-emptive or other subscription rights.

Preferred Stock

We are authorized to issue up to 50,000,000 shares of preferred stock. The Board is authorized, subject to limitations prescribed by law, to provide for the issuance of shares of preferred stock in one or more series, and with respect to each series, to establish the number of shares to be included in each such series, and to fix the voting powers (if any), designations, powers, preferences, and relative, participating, optional or other special rights, if any, of the shares of each such series, and any qualifications, limitations or restrictions thereof. The powers (including voting powers), preferences, and relative, participating, optional and other special rights of each series of preferred stock and the qualifications, limitations or restrictions thereof, if any, may differ from those of any other series at any time outstanding. Subject to the rights of the holders of any series of preferred stock, the number of authorized shares of preferred stock may be increased or decreased (but not below the number of shares of preferred stock then outstanding) by the approval of the Board and by the affirmative vote of the holders of a majority in voting power of the outstanding shares of our capital stock entitled to vote generally in an election of directors, without the separate vote of the holders of the preferred stock as a class, irrespective of the provisions of Section 242(b)(2) of the DGCL.

Redeemable Warrants

Vivid Seats PubCo IPO Warrants—Public

In connection with the Business Combination, each Horizon IPO Public Warrant was converted into a corresponding Vivid Seats Public IPO Warrant. The terms of the Vivid Seats Public IPO Warrants are identical to those of the Horizon IPO Public Warrants.

Each whole Vivid Seats Public IPO Warrant entitles the registered holder to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing 30 days after the completion of the Business Combination, except as discussed in the immediately succeeding paragraph. Pursuant to the Amended and Restated Warrant Agreement, a warrant holder may exercise its warrants only for a whole number of shares of Class A common stock. This means only a whole warrant may be exercised at a given time by a warrant holder. The Vivid Seats Public IPO Warrants will expire five years after the completion of the Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

We will not be obligated to deliver any shares of Class A common stock pursuant to the exercise of a Vivid Seats Public IPO Warrant and will have no obligation to settle such exercise unless a registration statement under the Securities Act with respect to the Class A common stock underlying such warrants is then effective and a prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration, or a valid exemption from registration is available. No Vivid Seats Public IPO Warrant will be exercisable and we will not be obligated to issue a share of Class A common stock upon exercise of a Vivid Seats Public IPO Warrant unless the share of Class A common stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of such warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a Vivid Seats Public IPO Warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will we be required to net cash settle any warrant.

We agreed that we would use commercially reasonable efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the Class A common stock issuable upon exercise of the Vivid Seats Public IPO Warrants. We will continue to use commercially reasonable efforts to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the Vivid Seats Public IPO Warrants in accordance with the provisions of the Amended and Restated Warrant Agreement. During any period when we fail to maintain an effective registration statement covering the issuance of the Class A common stock issuable upon exercise of the warrants, holders of Vivid Seats Public IPO Warrants may exercise such warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. In such event, each holder would pay the exercise price by surrendering the Vivid Seats Public IPO Warrants for that number of shares of Class A common stock equal to the quotient obtained by dividing (x) the product of the number of shares of Class A common stock underlying the Vivid Seats Public IPO Warrants, multiplied by the excess of the “fair market value” (defined below) less the exercise price of the Vivid Seats Public IPO Warrants by (y) the fair market value. The “fair market value” as used in this paragraph means the volume weighted average price of the shares of Class A common stock for the 10 trading days ending on the trading day prior to the date on which the notice of exercise is received by the warrant agent.

Redemption of Vivid Seats Public IPO Warrants When the Price Per Share of Class A Common Stock Equals or Exceeds $18.00

Once the Vivid Seats Public IPO Warrants become exercisable, we may call the outstanding Vivid Seats Public IPO Warrants for redemption:

•	in whole and not in part;

•	at a price of $0.01 per Vivid Seats Public IPO Warrant;

•	upon a minimum of 30 days’ prior written notice of redemption (the “30-Day Redemption Period”) to each holder of Vivid Seats Public IPO Warrants; and

•	if, and only if, the closing price of the shares of Class A common stock equals or exceeds $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a Vivid Seats Public IPO Warrant as described under the heading “—Vivid Seats PubCo IPO Warrants—Public—Anti-Dilution Adjustments”) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the holders of Vivid Seats Public IPO Warrants.

We will not redeem the Vivid Seats Public IPO Warrants as described above unless a registration statement under the Securities Act covering the issuance of the shares of Class A common stock issuable upon exercise of the Vivid Seats Public IPO Warrants is then effective and a current prospectus relating to those shares of Class A common stock is available throughout the 30-Day Redemption Period. If and when the Vivid Seats Public IPO Warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws.

We have established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the Vivid Seats Public IPO Warrants, each holder of such warrants will be entitled to exercise his, her or its Vivid Seats Public IPO Warrants prior to the scheduled redemption date. However, the price of the shares of Class A common stock may fall below the $18.00 redemption trigger price (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a Vivid Seats Public IPO Warrant as described under the heading “—Vivid Seats PubCo IPO Warrants—Public—Anti-Dilution Adjustments”) as well as the $11.50 (for whole shares) warrant exercise price after the redemption notice is issued.

Redemption Procedures

A holder of a Vivid Seats Public IPO Warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (or such other amount as specified by the holder) of the shares of Class A common stock outstanding immediately after giving effect to such exercise.

Anti-Dilution Adjustments

If the number of outstanding shares of Class A common stock is increased by a share capitalization or share dividend payable in shares of Class A common stock, or by a split-up of shares of Class A common stock or other similar event, then, on the effective date of such share capitalization or share dividend, split-up or similar event, the number of shares of Class A common stock issuable on exercise of each Vivid Seats Public IPO Warrant will be increased in proportion to such increase in the outstanding shares of Class A common stock. A rights offering to holders of shares of Class A common stock entitling holders to purchase shares of Class A common stock at a price less than the “historical fair market value” (as defined below) will be deemed a share capitalization of a number of shares of Class A common stock equal to the product of (i) the number of shares of Class A common stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for shares of Class A common stock) multiplied by (ii) one minus the quotient of (x) the price per share of Class A common stock paid in such rights offering and divided by (y) the historical fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for shares of Class A common stock, in determining the price payable for shares of Class A common stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) “historical fair market value” means the volume weighted average price of shares of Class A common stock during the 10-trading day period ending on the trading day prior to the first date on which the shares of Class A common stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the Vivid Seats Public IPO Warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to holders of shares of Class A common stock on account of such shares of Class A common stock (or other securities into which the Vivid Seats Public IPO Warrants are convertible), other than (a) as described above or (b) any cash dividends or cash distributions which, when combined on a per share basis with all other cash dividends and cash distributions paid on the shares of Class A common stock during the 365-day period ending on the date of declaration of such dividend or distribution (as adjusted to appropriately reflect any other adjustments and excluding cash dividends or cash distributions that resulted in an adjustment to the exercise price or to the number of shares of Class A common stock issuable on exercise of each warrant) does not exceed $0.50, then the Vivid Seats Public IPO Warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of Class A common stock in respect of such event.

If the number of outstanding shares of Class A common stock is decreased by a consolidation, combination, reverse share sub-division or reclassification of shares of Class A common stock or other similar event, then, on the effective date of such consolidation, combination, reverse share sub-division, reclassification or similar event, the number of shares of Class A common stock issuable on exercise of each Vivid Seats Public IPO Warrant will be decreased in proportion to such decrease in outstanding shares of Class A common stock.

Whenever the number of shares of Class A common stock purchasable upon the exercise of the Vivid Seats Public IPO Warrants is adjusted, as described above, the Vivid Seats Public IPO Warrant exercise price will be adjusted by multiplying the Vivid Seats Public IPO Warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of Class A common stock purchasable upon the exercise of the Vivid Seats Public IPO Warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of Class A common stock so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding shares of Class A common stock (other than those described above or that solely affects the par value of such shares of Class A common stock), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of our issued and outstanding shares of Class A common stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the Vivid Seats Public IPO Warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Vivid Seats Public IPO Warrants and in lieu of the shares of Class A common stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of Class A common stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the Vivid Seats Public IPO Warrants would have received if such holder had exercised their Vivid Seats Public IPO Warrants immediately prior to such event. However, if such holders were entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such consolidation or merger, then the kind and amount of securities, cash or other assets for which each Vivid Seats Public IPO Warrants will become exercisable will be deemed to be the weighted average of the kind and amount received per share by such holders in such consolidation or merger that affirmatively make such election. Additionally, if less than 70% of the consideration receivable by the holders of shares of Class A common stock in such a transaction is payable in the form of in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within thirty days following public disclosure of such transaction, the Vivid Seats Public IPO Warrant exercise price will be reduced as specified in the Amended and Restated Warrant Agreement based on the Black-Scholes Warrant Value (as defined in the Amended and Restated Warrant Agreement) of the Vivid Seats Public IPO Warrant. The purpose of such exercise price reduction is to provide additional value to holders of the Vivid Seats Public IPO Warrants when an extraordinary transaction occurs during the exercise period of the Vivid Seats Public IPO Warrants pursuant to which the holders of the Vivid Seats Public IPO Warrants otherwise do not receive the full potential value of the Vivid Seats Public IPO Warrants.

The Vivid Seats Public IPO Warrants are governed by the warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and Horizon. The Amended and Restated Warrant Agreement provides that the terms of the Vivid Seats Public IPO Warrants may be amended without the consent of any holder to cure any ambiguity or correct any mistake, including to conform the provisions of the Amended and Restated Warrant Agreement to the description of the terms of the Vivid Seats Public IPO Warrants and the Amended and Restated Warrant Agreement set forth in this prospectus related to Horizon’s IPO, or defective provision, but requires the approval by the holders of at least 65% of the then outstanding Vivid Seats Public IPO Warrants to make any change that adversely affects the interests of the registered holders of Vivid Seats Public

IPO Warrants and, solely with respect to any amendment to the terms of the Vivid Seats Private Placement IPO Warrants or any provision of the Amended and Restated Warrant Agreement with respect to the Vivid Seats Private Placement IPO Warrants, 65% of the then outstanding Vivid Seats Private Placement IPO Warrants. You should review a copy of the Amended and Restated Warrant Agreement, which will be filed as an exhibit to the registration statement of which this prospectus is a part, for a complete description of the terms and conditions applicable to the Vivid Seats Public IPO Warrants.

The Vivid Seats Public IPO Warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of Vivid Seats Public IPO Warrants being exercised. The holders of the Vivid Seats Public IPO Warrants do not have the rights or privileges of holders of common stock and any voting rights until they exercise their Vivid Seats Public IPO Warrants and receive shares of Vivid Sears Class A common stock. After the issuance of shares of Class A common stock upon exercise of the Vivid Seats Public IPO Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

Vivid Seats PubCo IPO Warrants—Private

In connection with the Business Combination, each Horizon IPO Private Placement Warrant was converted into a corresponding Vivid Seats Private Placement IPO Warrant.

Except as described below, the Vivid Seats Private Placement IPO Warrants have terms and provisions that are identical to those of the Vivid Seats Public IPO Warrants. The Vivid Seats Private Placement IPO Warrants (including the shares of Class A common stock issuable upon exercise of such Vivid Seats Private Placement IPO Warrants) will not be transferable, assignable or salable until 30 days after the completion of the Business Combination (except, among other limited exceptions, to officers, directors and affiliates of Sponsor) and they will not be redeemable. Sponsor or its permitted transferees will have certain registration rights with respect to the Class A common stock underlying the Vivid Seats Private Placement IPO Warrants.

Vivid Seats PubCo $10.00 Exercise Warrants and Vivid Seats PubCo $15.00 Exercise Warrants

In connection with the Business Combination, we issued the Vivid Seats PubCo $10.00 Exercise Warrants and the Vivid Seats PubCo $15.00 Exercise Warrants. The Vivid Seats PubCo $10.00 Exercise Warrants and the Vivid Seats PubCo $15.00 Exercise Warrants have identical terms (other than with respect to exercise price) and were each issued pursuant to a warrant agreement between Horizon and Continental Stock Transfer & Trust Company, filed as exhibits to the registration statement of which this prospectus is a part, substantially in the form of the Form of New Warrant Agreement.

The Form of New Warrant Agreement is substantially consistent with the Amended and Restated Warrant Agreement other than with respect to the following key terms:

•	The Form of New Warrant Agreement excludes references to ownership through The Depository Trust Company;

•	The Form of New Warrant Agreement reflects the fact that the Vivid Seats PubCo $10.00 Exercise Warrants and Vivid Seats PubCo $15.00 Exercise Warrants were not issued as part of a unit;

•	The Form of New Warrant Agreement does not distinguish between “private” and “public” warrants;

•	The Vivid Seats PubCo $10.00 Exercise Warrants and the Vivid Seats PubCo $15.00 Exercise Warrants terminate on the date that is ten years after the date of completion of the Business Combination;

•	The Form of New Warrant Agreement does not provide for the redemption of the Vivid Seats PubCo $10.00 Exercise Warrants or the Vivid Seats PubCo $15.00 Exercise Warrants;

•	The underlying value for purposes of warrant exercise makes reference to the last reported sale price; and

•	The Form of New Warrant Agreement excludes provisions contingent upon the consummation of the Business Combination.

Vivid Seats PubCo Class B Warrants

In connection with the Business Combination, we issued the Vivid Seats PubCo Class B Warrants. Each Vivid Seats PubCo Class B Warrant will exercise automatically upon the exercise of a corresponding Hoya Intermediate Warrant. The terms of the Hoya Intermediate Warrants have terms substantially consistent with the Vivid Seats PubCo $10.00 Exercise Warrants and the Vivid Seats PubCo $15.00 Exercise Warrants.

Choice of Forum

The Amended and Restated Charter provides that, to the fullest extent permitted by law, and unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of us, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or stockholders to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, the Amended and Restated Charter or Amended and Restated Bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) any action asserting a claim governed by the internal affairs doctrine. The Amended and Restated Charter further provides that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. There is uncertainty as to whether a court would enforce such a provision relating to causes of action arising under the Securities Act, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. The clauses described above will not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

Anti-Takeover Effects of Provisions of the Amended and Restated Charter and Amended and Restated Bylaws

The provisions of the Amended and Restated Charter and Amended and Restated Bylaws and of the DGCL summarized below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that you might consider in your best interest, including an attempt that might result in your receipt of a premium over the market price for your shares of Class A common stock.

The Amended and Restated Charter and the Amended and Restated Bylaws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the Board and that may have the effect of delaying, deferring or preventing a future takeover or change in control of us unless such takeover or change in control is approved by the Board.

These provisions include:

•

Action by Written Consent; Special Meetings of Stockholders. The Amended and Restated Charter provides that, following the time Private Equity Owner and its affiliated companies cease to beneficially own in the aggregate fifty percent (50%) of the voting control of us, stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. The Amended and Restated Charter and the Amended and Restated Bylaws also provide that, subject to any special rights of the holders of any series of preferred stock and except as otherwise required by law, special meetings of our stockholders may be called only (i) by or at the direction of the Board or the chair of the Board pursuant to a written resolution adopted by the affirmative vote of the majority of the total number of directors that we would have if there were no vacancies or (ii) prior to the date on which Private Equity Owner and its affiliated companies cease to beneficially own at least thirty percent (30%) of the voting control of us, by the chair of the Board at the written request of the holders of a majority of the voting power of the then outstanding shares of voting stock in the manner provided for in the Amended and Restated Bylaws.

•	Advance Notice Procedures. The Amended and Restated Bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, and for stockholder nominations of persons for election to the Board to be brought before an annual or special meeting of stockholders. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the stockholder’s intention to bring that business or nomination before the meeting. Although the Amended and Restated Bylaws do not give the Board the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, as applicable, the Amended and Restated Bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.

•	Authorized but Unissued Shares. Our authorized but unissued shares of Class A common stock and preferred stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of Class A common stock and preferred stock could render more difficult or discourage an attempt to obtain control of a majority of Class A common stock by means of a proxy contest, tender offer, merger or otherwise.

•	Business Combinations with Interested Stockholders. The Amended and Restated Charter provides that we are not subject to Section 203 of the DGCL, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with an “interested stockholder” (which includes a person or group owning 15% or more of the corporation’s voting stock) for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Accordingly, we are not subject to any anti-takeover effects of Section 203. Nevertheless, the Amended and Restated Charter contains provisions that have a similar effect to Section 203, except that they provide that Sponsor, Hoya Topco, and our Private Equity Owner, and their respective affiliates and successors and their direct and indirect transferees will not be deemed to be “interested stockholders,” regardless of the percentage of our voting stock owned by them, and accordingly will not be subject to such restrictions.

•	Director Designees; Classes of Directors. Pursuant to the Amended and Restated Charter, the directors of the Board are divided into three classes, with each class serving staggered three-year terms. The existence of a classified board of directors could discourage a third party from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors.

•	No Cumulative Voting for Directors. The DGCL provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. The Amended and Restated Charter does not provide for cumulative voting. As a result, the holders of shares of common stock representing a majority of the voting power of all of the outstanding shares of our capital stock of will be able to elect all of the directors then standing for election.

•

Restriction on Issuance of Class B Common Stock. No shares of Class B common stock may be issued by us except to a holder of Intermediate Common Units, such that after such issuance the holder of shares of

Class B common stock holds an identical number of Intermediate Common Units and shares of Class B common stock. The Intermediate Common Units are held by us and Hoya Topco and such Intermediate Common Units are subject to transfer restrictions set forth in the Second A&R LLCA. The restriction on issuance of Class B common stock and the restriction on transfer of Intermediate Common Units could make it more difficult for a third party to obtain control of us from Hoya Topco, which controls our business policies and affairs and will control any action requiring the general approval of stockholders by virtue of its ownership of all outstanding Class B common stock.

Limitations on Liability and Indemnification of Officers and Directors

The Amended and Restated Charter limits the liability of our directors to the fullest extent permitted by the DGCL and provides that we will provide them with customary indemnification and advancement of expenses. We entered into customary indemnification agreements with each of our executive officers and directors that provide them, in general, with customary indemnification in connection with their service to us or on our behalf.

Corporate Opportunity

The Amended and Restated Charter provides that, to the fullest extent permitted by law, (a) we renounce any interest or expectancy in a transaction or matter that may be a corporate opportunity for us and (b) the Private Equity Owner and/or its affiliated companies or Sponsor and/or its affiliates companies and/or their respective directors, members, managers and/or employees have no duty to present such corporate opportunity to us.

Transfer Agent and Registrar

The transfer agent for our common stock is Continental Stock Transfer & Trust Company.

Listing of Class A Common Stock and Warrants

Our Class A common stock and Vivid Seats Public IPO Warrants are listed on Nasdaq under the symbols “SEAT” and “SEATW” respectively.

SECURITY OWNERSHIP AND CERTAIN BENEFICIAL OWNERS

The following table sets forth certain information with respect to holdings of our Class A and Class B common stock by:

•	stockholders who beneficially owned more than 5% of the outstanding shares of our common stock;

•	each of our named executive officers and directors; and

•	all directors and executive officers as a group.

The number of shares beneficially owned by each stockholder is determined under rules issued by the SEC and includes voting or investment power with respect to securities. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. We have based our calculation of the percentage of beneficial ownership on 77,605,722 shares of Class A common stock and 118,200,000 shares of Class B common stock issued and outstanding as of April 11, 2023.

Unless otherwise indicated, we believe, based on information provided to us, that each of the stockholders listed below has sole voting and investment power with respect to all shares of voting shares beneficially owned by them.

Unless otherwise noted, the business address of each of those listed in the table below is 24 E. Washington Street, Suite 900, Chicago, IL 60602.

	Class A Common Stock		Class B Common Stock		Combined Voting Power (%)(1)
Name and Address of Beneficial Owner	Number	%	Number	%
Five Percent Holders:
Hoya Topco, LLC(2)	—	—	124,200,000	100	61.5
Eldridge Industries, LLC(3)(4)	94,819,427	78.6	—	—	39.7
Delaware Life Holdings Parent II, LLC(5)	5,000,000	6.4	—	—	2.6
Massachusetts Financial Services Company(6)	4,575,505	5.9	—	—	2.3
Named Executive Officers:
Stanley Chia(3)	926,278	1.2	—	—	*
Lawrence Fey(3)	671,405	*	—	—	*
Jon Wagner(3)	343,309	*	—	—	*
Non-Employee Directors:
Todd Boehly(3) (4)	94,819,427	78.6	—	—	39.7
Jane DeFlorio(3)	50,968	*	—	—	*
Craig Dixon(3)	22,968	*	—	—	*
Julie Masino(3)	22,968	*	—	—	*
Martin Taylor(3)	—	—	—	—	—
Mark Anderson(2) (3)	22,968	*	124,200,000	100	61.6
David Donnini(2) (3)	22,968	*	124,200,000	100	61.6
Tom Ehrhart(3)	22,968	*	—	—	*
All directors and executive officers, as a group (13 individuals)	97,145,875	79.4	124,200,000	100	89.8

(1)	Percentage of combined voting power represents voting power with respect to all shares of Class A common stock and Class B common stock, voting together as a single class. Each holder of Class A common stock and Class B common stock is entitled to one vote per share.

(2)	Based on a Schedule 13G filed with the SEC on February 14, 2022 on behalf of GTCR Fund XI/B LP (“GTCR Fund XI/B”), GTCR Fund XI/C LP (“GTCR Fund XI/C”) and certain other entities affiliated with GTCR LLC (“GTCR”) have the right to appoint a majority of the members of the Board of Managers of Hoya Topco, LLC. GTCR Partners XI/B LP (“GTCR Partners XI/B”) is the general partner of GTCR Fund XI/B. GTCR Partners XI/A&C LP (“GTCR Partners XI/A&C”) is the general partner of GTCR Fund XI/C LP. GTCR Investment XI LLC (“GTCR Investment XI”) is the general partner of each of GTCR Partners XI/B and GTCR Partners XI/A&C. GTCR Investment XI is managed by a Board of Managers which includes Mark M. Anderson and David A. Donnini, and no single person has voting or dispositive authority over the securities reported herein. As such, each of the foregoing entities and individuals may be deemed to share beneficial ownership of the securities reported herein. Each of them disclaims any such beneficial ownership. The address for each of the entities and individuals is 300 North LaSalle Street, Suite 5600, Chicago, Illinois, 60654. This amount includes shares of Class B common stock issuable in connection with 6,000,000 of our Class B warrants. The following table sets forth our directors’ and named executive officers’ direct and indirect beneficial ownership interests in Hoya Topco, LLC (“Hoya Topco”) excluding, in the case of directors, any shares indirectly owned by such individuals as a result of his partnership interest in GTCR or its affiliates.

Name of Beneficial Owner	Class B Units	Class B-1 Incentive Units	Class C Units(a)	Percentage of Class C Units Beneficially Owned	Class D Units	Class E Units
Stanley Chia(b)	—	450,000	—	—	—	500,765
Lawrence Fey(c)	—	110,000	—	—	440,000	—
Jon Wagner(d)	—	77,000	—	—	330,000	—

(a)	The Class C Units are the voting securities of Hoya Topco.
(b)	Includes vested and unvested interests. Excludes 450,000 phantom units of Hoya Topco. The Class E Units are profit interests of Hoya Topco.
(c)	Includes vested and unvested interests. Excludes 110,000 phantom units of Hoya Topco. The Class D Units are profit interests of Hoya Topco.
(d)	Includes vested and unvested interests. Excludes 77,000 phantom units of Hoya Topco. The Class D Units are profit interests of Hoya Topco.

(3)	The following table sets forth our named executive officers’, directors’, and executive officers and directors as a group’s shares of common stock subject to options that are exercisable within 60 days of April 11, 2023.

Name of Beneficial Owner	Number of Shares subject to Options
Executive Officers
Stanley Chia	726,942
Lawrence Fey	531,429
Jon Wagner	286,599
Non-Employee Directors
Mark Anderson	—
Todd Boehly	—
Jane DeFlorio	—
Craig Dixon	—
David Donnini	—
Tom Ehrhart	—
Julie Masino	—
Martin Taylor	—
All executive officers and directors as a group (13 individuals)	1,728,243

(4)	Based on a Schedule 13G/A filed with the SEC on February 9, 2023 on behalf of Todd L. Boehly (“Mr. Boehly”), Eldridge Industries, LLC (“Eldridge”), Horizon Sponsor, LLC (“Horizon”), Post Portfolio Trust, LLC (“PPT”) and SBT Investors, LLC (“SBT”). Horizon and PPT are each indirectly controlled by Eldridge. SBT is the majority owner and controlling member of Eldridge. Mr. Boehly is the indirect majority and controlling member of SBT. Mr. Boehly is also the chairman and chief executive officer of Eldridge. Mr. Boehly, Eldridge, Horizon, PPT and SBT may be deemed to have voting and dispositive power over the securities for which it directly or indirectly exercises control. The address for each of Mr. Boehly, Eldridge, Horizon, PPT and SBT is 600 Steamboat Road, Suite 200, Greenwich, CT 06830.

Eldridge has shared voting and dispositive power with respect to 84,361,886 shares of Class A common stock, consisting of (i) 41,342,095 shares of Class A common stock (16,789,999 held directly by Horizon and 24,552,096 held directly by PPT), (ii) 40,519,791 shares of Class A common stock acquirable through warrants that are exercisable (held directly by Horizon) and (iii) 2,500,000 shares of Class A common stock underlying an option (obligation to purchase) (held directly by Eldridge). Mr. Boehly has sole voting and dispositive power with respect to 4,889 shares of Class A common stock and Mr. Boehly and SBT each has shared voting and dispositive power with respect to 94,796,459 shares of Class A common stock, consisting of (i) the 84,362,886 shares over which Eldridge also has shared voting and dispositive power (described above) and (ii) an additional 10,434,573 shares of Class A common stock (held directly and indirectly by SBT). Horizon and PPT each has shared voting and dispositive power with respect to the shares indicated above as being held by them.

(5)	Based on a Schedule 13G filed with the SEC on March 4, 2022 on behalf of Vivid Public Holdings, LLC (“VPH”), DLHPII Public Investments, LLC (“Public Investment”), DLHPII Investment Holdings, LLC (“Investment Holdings”), Delaware Life Holdings Parent II, LLC (“Parent”), Delaware Life Holdings Manager, LLC (“Manager”) and Mark R. Walter (“Mr. Walter”) (together in this footnote, VPH, Public Investment, Investment Holdings, Parent, Manager, and Mr. Walter are the “Reporting Persons”). Consists of 5,000,000 shares of Class A common stock held directly by VPH. VPH is a wholly-owned subsidiary of Public Investments. Public Investments is a wholly-owned subsidiary of Investment Holdings. Investment Holdings is a wholly-owned subsidiary of Parent. Each of VPH, Public Investments, Investment Holdings and Parent is managed by Manager and each of Parent and Manager is controlled by Mr. Walter. Each of the Reporting Persons have shared voting and dispositive power over the securities reported. Each of Public Investments, Investment Holdings, Parent, Manager and Mr. Walter disclaim beneficial ownership of such securities except to the extent of their respective pecuniary interest therein. The principal business address of each of VPH, Public Investments, Investment Holdings, Parent, Manager and Mr. Walter is 227 West Monroe, Suite 5000 Chicago, IL 60606.
(6)	Based on a Schedule 13G filed with the SEC on February 9, 2023 on behalf of Massachusetts Financial Services Company (“MFS”). MFS has sole voting power with respect to 4,547,108 shares and sole dispositive power with respect to 4,575,505 shares. The address of MFS is 111 Huntington Avenue, Boston, MA 02199.

REGISTERED HOLDERS

The Registered Holders listed in the table below may from time to time offer and sell any or all of the shares of Class A common stock and warrants set forth below pursuant to this prospectus. When we refer to the “Registered Holders” in this prospectus, we refer to the persons listed in the table below, and the pledgees, donees, transferees, assignees, successors and other permitted transferees that hold any of the Registered Holders’ interest in the shares of Class A common stock and warrants after the date of this prospectus.

The following table sets forth certain information provided by or on behalf of the Registered Holders concerning the Class A common stock and warrants that may be offered from time to time by each Registered Holder pursuant to this prospectus. The Registered Holders identified below may have sold, transferred or otherwise disposed of all or a portion of their securities after the date on which they provided us with information regarding their securities. Moreover, the securities identified below include only the securities being registered for resale and may not incorporate all shares deemed to be beneficially held by the Registered Holders. Any changed or new information given to us by the Registered Holders, including regarding the identity of, and the securities held by, each Registered Holder, will be set forth in a prospectus supplement or amendments to the registration statement of which this prospectus is a part, if and when necessary. A Registered Holder may sell all, some or none of such securities in this offering. See “Plan of Distribution.”

Other than as described below or elsewhere in this prospectus or the documents incorporated herein by reference, none of the Registered Holders has, or within the last three years has had, any material relationship with us or any of our predecessors or affiliates.

	Before the Offering				After the Offering
Name of Selling Shareholder	Number of Shares of Class A Common Stock	Number of Warrants	Number of Shares of Class A Common Stock Being Offered	Number of Warrants Being Offered	Number of Shares of Class A Common Stock	Percentage of Outstanding Shares of Class A Common Stock	Number of Warrants	Percentage of Outstanding Warrants
Hoya Topco, LLC(1)	124,200,000	—	124,200,000	—	—	—	—	—
Eldridge Industries, LLC(2)	43,842,095	40,519,791	43,842,095	40,519,791	—	—	—	—
Vivid Public Holdings, LLC(3)	5,000,000	—	5,000,000	—	—	—	—	—
The Restated 2012 Irrevocable Trust F/B/O Ashley De Simone(4)	10,000	—	10,000	—	—	—	—	—
SBT Investors LLC(5)	10,434,573	—	10,434,573	—	—	—	—	—

(1)	Shares offered hereby include 124,200,000 shares of Class A common stock issuable upon exchange of Intermediate Common Units held by Hoya Topco, including 6,000,000 Intermediate Common Units issuable in the future pursuant to the exercise of warrants held by Hoya Topco. GTCR Fund XI/B LP (“GTCR Fund XI/B”), GTCR Fund XI/C LP (“GTCR Fund XI/C”) and certain other entities affiliated with GTCR LLC (“GTCR”) have the right to appoint a majority of the members of the board of managers of Hoya Topco, LLC. GTCR Partners XI/B LP (“GTCR Partners XI/B”) is the general partner of GTCR Fund XI/B. GTCR Partners XI/A&C LP (“GTCR Partners XI/A&C”) is the general partner of GTCR Fund XI/C LP. GTCR Investment XI LLC (“GTCR Investment XI”) is the general partner of each of GTCR Partners XI/B and GTCR Partners XI/A&C. GTCR Investment XI is managed by a board of managers consisting of Mark M. Anderson, Craig A. Bondy, Aaron D. Cohen, Sean L. Cunningham, Benjamin J. Daverman, David A. Donnini, Constantine S. Mihas and Collin E. Roche, and no single person has voting or dispositive authority over the securities reported herein. As such, each of the foregoing entities and individuals may be deemed to share beneficial ownership of the securities reported herein. Each of them disclaims any such beneficial ownership. The address for each of the entities and individuals listed in this footnote is 300 North LaSalle Street, Suite 5600, Chicago, Illinois, 60654.
(2)	Securities offered hereby include (i) 16,789,999 shares of Class A common stock held by Horizon Sponsor, LLC (the “Sponsor”), (ii) 24,552,096 shares of Class A common stock held by Post Portfolio Trust, LLC (“Post”), (iii) 40,519,791 shares of Class A common stock underlying an equivalent number of warrants held by Sponsor and (iv) 2,500,000 share held by Eldridge Industries, LLC (“Eldridge”) previously held by DraftKings Inc. and registered under this registration statement acquired from DraftKings Inc. on April 19, 2023 via a put option (obligation to purchase). Sponsor and Post are indirectly controlled by Eldridge. Todd Boehly is the indirect controlling member of Eldridge, and in such capacity, may be deemed to have voting and dispositive power with respect to the shares and warrants. Eldridge is a private investment firm specializing in providing both equity and debt capital. Mr. Boehly is the Chairman, Chief Executive Officer and controlling member of Eldridge. The address for each of the entities and individual listed in this footnote is 600 Steamboat Road, Suite 200, Greenwich, CT 06830.

(3)	Vivid Public Holdings, LLC; DLHPII Public Investments, LLC; DLHPII Investment Holdings, LLC; Delaware Life Holdings Parent II, LLC; Delaware Life Holdings Manager, LLC; and Mark R. Walter have shared voting and dispositive power of 5,000,000 shares of Class A common stock. Vivid Public Holdings, LLC directly holds the Class A common stock. Vivid Public Holdings, LLC is a wholly-owned subsidiary of DLHPII Public Investments, LLC (“Public Investments”). Public Investments is a wholly-owned subsidiary of DLHPII Investment Holdings, LLC (“Investment Holdings”). Investment Holdings is a wholly-owned subsidiary of Delaware Life Holdings Parent II, LLC (“Parent”). Each of Vivid Public Holdings, LLC, Public Investments, Investment Holdings and Parent is managed by Delaware Life Holdings Manager, LLC (“Manager”) and each of Parent and Manager is controlled by Mr. Mark R. Walter (“Mr. Walter”). Each of Public Investments, Investment Holdings, Parent, Manager and Mr. Walter may be deemed to indirectly share voting and dispositive power over the securities held directly by Vivid Public Holdings, LLC, and as a result, may be deemed to have or share beneficial ownership of some or all of the shares held directly by Vivid Public Holdings, LLC. Each of Public Investments, Investment Holdings, Parent, Manager and Mr. Walter disclaim beneficial ownership of such securities except to the extent of their respective pecuniary interest therein. The address of Vivid Public Holdings, LLC is 227 W. Monroe Suite 5000, Chicago, IL 60606.
(4)	The Goldman Sachs Trust Company of Delaware is the trustee of the Restated 2012 Irrevocable Trust F/B/O Ashley DeSimone. Each of Ashley DeSimone, as investment advisor of the Restated 2012 Irrevocable Trust F/B/O Ashley DeSimone, the Goldman Sachs Trust Company of Delaware, as trustee, and Glenn J. Morley, as Vice President of the Goldman Sachs Trust Company of Delaware, share voting and dispositive power over the securities held by the Restated 2012 Irrevocable Trust F/B/O Ashley DeSimone, and as a result, may be deemed to have or share beneficial ownership of such securities. The address of the Restated 2012 Irrevocable Trust F/B/O Ashley DeSimone is 200 Bellevue Parkway, Suite 500, Wilmington, DE 19089.
(5)	Includes (i) 10,101,009 shares of Class A common stock held by SBT Investors LLC and (ii) 333,564 shares of Class A common stock held by EEH 2017, LLC, each of which were received on August 26, 2022 in connection with a distribution by Post. SBT Investors LLC controls EEH 2017, LLC and Todd Boehly indirectly controls SBT Investors and, as a result may be deemed to beneficially own the shares held by SBT Investors LLC and EEH 2017, LLC. The address of SBT Investors LLC and EEH 2017, LLC is 600 Steamboat Road, Greenwich, CT 06830.

We cannot advise you as to whether the Registered Holders will in fact sell any or all of such shares of Class A common stock and warrants.

Registered Holder information for each additional Registered Holders, if any, will be set forth by prospectus supplement to the extent required prior to the time of any offer or sale of such Registered Holder’s shares pursuant to this prospectus. To the extent permitted by law, a prospectus supplement may add, update, substitute, or change the information contained in this prospectus, including the identity of each Registered Holder and the number of shares of Class A common stock or warrants registered on its behalf. A Registered Holder may sell or otherwise transfer all, some or none of such shares of Class A common stock or warrants in this offering. See “Plan of Distribution.”

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Stockholders’ Agreement

At the Closing, we entered into the Stockholders’ Agreement with Sponsor and Hoya Topco, pursuant to which, among other things, our Private Equity Owner was granted certain rights to designate directors for election to the Board (and the voting parties will vote in favor of such designees). Such director nomination rights of Hoya Topco and Sponsor shall step down as their respective aggregate ownership interests in us decrease.

In addition to the aforementioned nomination rights, pursuant to the Stockholders’ Agreement, Sponsor and Hoya Topco will agree, subject to limited exceptions, not to transfer shares of our common stock or warrants to purchase shares of our common stock held by Hoya Topco (and, in certain circumstances, certain of Hoya Topco’s members and their affiliates) or held by Sponsor or any of its affiliates for the Lock-up Period after Closing as follows: (i) 50.0% of such shares and warrants will be subject to lock-up restrictions until the six (6) month anniversary of Closing and (ii) 50.0% of such shares and warrants will be subject to lock-up restrictions until the twelve (12) month anniversary of Closing; provided that 50.0% of these shares and warrants shall be released from the lock-up early upon the occurrence of both (a) the post-Closing share price exceeding $15.00 per share for twenty (20) trading days within a consecutive thirty (30)-trading day period commencing at least five (5) months after Closing and (b) the average daily trading volume exceeding one million (1,000,000) during such period.

The Stockholders’ Agreement also provides for, among other things, our obligation to maintain “controlled company” qualification (under applicable stock exchange rules) unless otherwise agreed by Hoya Topco and certain other voting agreements of Sponsor and Hoya Topco with respect to us.

Registration Rights Agreement

At the Closing, we, Sponsor and Hoya Topco amended and restated the Registration and Shareholder Rights Agreement, dated as of August 25, 2020, by and between Horizon and Sponsor. Pursuant to the Registration Rights Agreement, we agreed to file a registration statement for a shelf registration on Form S-1 or Form S-3 within 30 days following Closing and Sponsor and Hoya Topco will be granted certain customary registration rights with respect to our securities.

Tax Receivable Agreement

At the Closing, we entered into the Tax Receivable Agreement with Hoya Intermediate, the TRA Holder Representative, Hoya Topco and the other TRA Holders. Pursuant to the Tax Receivable Agreement, we will generally be required to pay Hoya Topco and the other TRA Holders 85% of the amount of savings, if any, in U.S. federal, state, local, and foreign taxes that are based on, or measured with respect to, net income or profits, and any interest related thereto that the Tax Group (i.e., us and applicable consolidated, unitary, or combined subsidiaries thereof) realizes, or is deemed to realize, as a result of certain Tax Attributes, which include:

•	existing tax basis in certain assets of Hoya Intermediate and certain of its direct or indirect subsidiaries, including assets that will eventually be subject to depreciation or amortization, once placed in service;

•	tax basis adjustments resulting from taxable exchanges of Intermediate Common Units (including any such adjustments resulting from certain payments made by us under the Tax Receivable Agreement) acquired by us from a TRA Holder pursuant to the terms of the Second A&R LLCA;

•	certain tax attributes of Blocker Corporations holding Intermediate Common Units that are acquired directly or indirectly by us pursuant to a Reorganization Transaction;

•	certain tax benefits realized by us as a result of certain U.S. federal income tax allocations of taxable income or gain away from us and to other members of Hoya Intermediate and deductions or losses to us and away from other members of Hoya Intermediate, in each case, as a result of the Business Combination; and

•	tax deductions in respect of portions of certain payments made under the Tax Receivable Agreement.

Second A&R LLCA

We operate our business through Hoya Intermediate and its subsidiaries. At the Closing, we and Hoya Topco entered into the Second A&R LLCA of Hoya Intermediate, which sets forth, among other things, the rights and obligations of the board of managers and members of Hoya Intermediate. Pursuant to the Second A&R LLCA, for so long as any holder of Intermediate Common Units holds at least 5% or more of such outstanding Intermediate Common Units, Hoya Intermediate will use its reasonable best efforts to provide (or cause to be provided) at Hoya Intermediate’s expense, any accounting, tax, legal, insurance and administrative support to such holder and its affiliates as such holder may reasonably request.

PIPE Subscription Agreements

In connection with the execution of the Transaction Agreement, we and Horizon entered into the Subscription Agreements with the PIPE Investors, pursuant to which the PIPE Investors agreed to subscribe for and purchase, an aggregate of 22,500,000 shares of our Class A common stock, in a private placement for a purchase price of $10.00 per share, for aggregate gross proceeds of $225.0 million. In the event that redemptions of Horizon Class A ordinary shares reduced the Transaction Proceeds to an amount below $769.0 million, Sponsor agreed to increase its commitment to the PIPE Subscription by a corresponding amount (the “Sponsor Backstop Commitment”). In consideration for the Sponsor Backstop Commitment, Hoya Intermediate paid Sponsor $11.7 million in cash at Closing. As a result of the Sponsor Backstop Commitment, the PIPE Investors purchased an aggregate of 47,517,173 shares of our Class A common stock, for aggregate gross proceeds of $475.2 million. Pursuant to the Subscription Agreements, the PIPE Investors were granted certain customary registration rights.

Sponsor Agreement

On April 21, 2021, Horizon entered into the Sponsor Agreement with Sponsor, Horizon and Hoya Topco. Pursuant to the Sponsor Agreement, among other things, Sponsor agreed to vote in favor of the Transaction Agreement and the business combination, in each case, subject to the terms and conditions contemplated by the Sponsor Agreement. Sponsor also agreed to certain transfer restrictions on its lock-up shares during the Lock-up Period, in each case, subject to limited exceptions as contemplated thereby.

Policies and Procedures for Related Person Transactions

Our Board adopted a written related person transaction policy that sets forth the following policies and procedures for the review and approval or ratification of related person transactions.

A “related person transaction” is a transaction, arrangement or relationship in which we or any of our subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest. A “related person” means:

•	any person who is, or at any time during the applicable period was, one of our executive officers or one of our directors;

•	any person who is known by us to be the beneficial owner of more than 5% of our voting shares;

•	any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, executive officer or a beneficial owner of more than 5% of our voting shares, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5% of our voting shares; and

•	any firm, corporation or other entity in which any of the foregoing persons is a partner or principal, or in a similar position, or in which such person has a 10% or greater beneficial ownership interest.

We have policies and procedures designed to minimize potential conflicts of interest arising from any dealings we may have with our affiliates and to provide appropriate procedures for the disclosure of any real or potential conflicts of interest that may exist from time to time. Specifically, pursuant to our audit committee charter, the audit committee has the responsibility to review related party transactions.

Related Party Transactions Since January 1, 2022

Viral Nation

We signed an agreement with Viral Nation Inc. (“Viral Nation”) in 2021. Viral Nation is a marketing agency that creates viral and social media influencer campaigns and provides advertising, marketing, and technology services. Viral Nation produced social media content for our social media channels and engaged influencers to create custom content to enhance our brand awareness and reputation. The approximate dollar value of this transaction is $800,000.

Eldridge owns in excess of twenty-five percent (25%) of Viral Nation. Mr. Boehly is the co-founder, Chairman and CEO of Eldridge and is a member of our Board.

The Audit Committee reviewed the facts and circumstances of this related person transaction pursuant to our formal policy for the review, approval or ratification of related party transactions.

Rolling Stone

We signed two agreements with Rolling Stone in 2022 to sponsor events and receive other marketing benefits. Rolling Stone is a high-profile magazine and media platform that focuses on music, film, TV, and news coverages.

We sponsored a party after Lollapalooza in Chicago at House of Vans with Rolling Stone (“Lollapalooza Event”). The approximate dollar value of the Lollapalooza Event was $250,000. We also sponsored a Rolling Stone party at Super Bowl LVII (“Super Bowl Event”). These sponsored events provide exclusive access for our loyalty members. The approximate dollar value of the Super Bowl Event was $250,000. Rolling Stone created and placed custom content for us on their websites. We are also the exclusive ticketing partner of Rolling Stone. The approximate dollar value of this content creation was $400,000.

Eldridge owns in excess of twenty percent (20%) of Rolling Stone. Mr. Boehly is the co-founder, Chairman and CEO of Eldridge and is a member of our Board.

The Audit Committee reviewed the facts and circumstances of the Super Bowl Event pursuant to our formal policy for the review, approval or ratification of related party transactions.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR HOLDERS OF CLASS A COMMON STOCK AND WARRANTS

The following discussion is a summary of the material U.S. federal income tax consequences relating to the purchase, ownership, and disposition of our Class A common stock and warrants, which we collectively refer to as our “securities,” but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local, or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a holder of our securities. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership, and disposition of our Class A common stock or warrants.

This discussion is limited to holders of our Class A common stock or warrants as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income and the alternative minimum tax. In addition, it does not address consequences relevant to holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons holding our securities as part of a hedge, straddle, or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	brokers, dealers, or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our securities under the constructive sale provisions of the Code;

•	persons who hold or receive our securities pursuant to the exercise of any employee stock option or otherwise as compensation;

•	tax-qualified retirement plans; and

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds.

If an entity treated as a partnership for U.S. federal income tax purposes holds our securities, the tax treatment of an owner in such an entity will depend on the status of the owner, the activities of such entity, and certain determinations made at the owner level. Accordingly, entities treated as partnerships for U.S. federal income tax purposes holding our securities and the owners in such entities should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP, AND DISPOSITION OF OUR SECURITIES ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

U.S. Holders

For purposes of this discussion, a “U.S. Holder” is any beneficial owner of our Class A common stock or warrants that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Taxation of Distributions. If we make distributions of cash or property on our Class A common stock, the gross amount of distributions made with respect to the Class A common stock generally will be includible in a U.S. Holder’s gross income, in accordance with such U.S. Holder’s method of accounting for U.S. federal income tax purposes, as dividend income to the extent that such distributions are paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Dividends will be taxable to a corporate U.S. Holder at regular corporate tax rates and will generally be eligible for the dividends received deduction if the requisite holding period is satisfied. Distributions in excess of such earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in its Class A common stock (but not below zero) and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such Class A common stock, as described under “—Gain or Loss on Sale, Taxable Exchange, or Other Taxable Disposition of Class A Common Stock and Warrants” below.

With respect to non-corporate U.S. Holders and with certain exceptions, dividends may be “qualified dividend income,” which is taxed at the lower applicable long-term capital gain rate provided that the U.S. Holder satisfies certain holding period requirements and the U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. If the holding period requirements are not satisfied, then non-corporate U.S. Holders may be subject to tax on such dividends at regular ordinary income tax rates instead of the preferential rate that applies to qualified dividend income.

Gain or Loss on Sale, Taxable Exchange, or Other Taxable Disposition of Class A Common Stock and Warrants. Upon a sale or other taxable disposition of our Class A common stock or warrants, a U.S. Holder generally will recognize capital gain or loss. Generally, the amount of such gain or loss is equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. Holder’s adjusted tax basis in its Class A common stock or warrants so disposed of. A U.S. Holder’s adjusted tax basis in its Class A common stock or warrant generally will equal the U.S. Holder’s adjusted cost less, in the case of a share of Class A common stock, any prior distributions treated as a return of capital. In the case of any shares of Class A common stock or warrants originally acquired as part of an investment unit, the acquisition cost for the share of Class A common stock and warrant that were part of such unit would equal an allocable portion of the acquisition cost of the unit based on the relative fair market values of the components of the unit at the time of acquisition.

Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the Class A common stock or warrants so disposed of exceeds one year. If the holding period requirements are not satisfied, any gain on a sale or taxable disposition of the Class A common stock or warrants would be subject to short-term capital gain treatment and would be taxed at regular ordinary income tax rates. Long-term capital gains recognized by non-corporate U.S. Holders will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.

Exercise, Lapse, or Redemption of a Warrant. Except as discussed below with respect to the cashless exercise of a warrant, a U.S. Holder generally will not recognize gain or loss upon the exercise of a warrant. A U.S. Holder’s tax basis in a share of our Class A common stock received upon exercise of the warrant generally will be an amount equal to the sum of the U.S. Holder’s initial investment in the warrant and the exercise price. The U.S. Holder’s holding period for the share of Class A common stock received upon exercise of the warrant generally will commence on the date of exercise of the warrant or the date following the date of exercise of the warrant; however, in either case the holding period will not include the period during which the U.S. Holder held the warrant. If a warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the warrant.

The tax consequences of a cashless exercise of a warrant are not clear under current tax law. A cashless exercise may be tax-free, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either tax-free situation, a U.S. Holder’s basis in the share of Class A common stock received would equal the holder’s basis in the warrants used to effect the cashless exercise. If the cashless exercise is not treated as a realization event, a U.S. Holder’s holding period in the Class A common stock generally would be treated as commencing on the date following the date of exercise (or possibly the date of exercise of the warrant). If the cashless exercise were treated as a recapitalization, the holding period of the Class A common stock would include the holding period of the warrant.

It is also possible that a cashless exercise could be treated in part as a taxable exchange in which gain or loss would be recognized. In such event, a portion of the warrants to be exercised on a cashless basis could, for U.S. federal income tax purposes, be deemed to have been surrendered in consideration for the exercise price of the remaining warrants, which would be deemed to be exercised. For this purpose, a U.S. Holder could be deemed to have surrendered warrants having an aggregate fair market value equal to the exercise price for the total number of warrants to be deemed exercised. The U.S. Holder would recognize capital gain or loss in an amount equal to the difference between the fair market value of the warrants deemed surrendered and the U.S. Holder’s tax basis in such warrants. In this case, a U.S. Holder’s tax basis in the Class A common stock received would equal the sum of the U.S. Holder’s initial investment in the warrants deemed exercised and the exercise price of such warrants. A U.S. Holder’s holding period for the Class A common stock in such case generally would commence on the date following the date of exercise (or possibly the date of exercise) of the warrant.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of a cashless exercise.

Possible Constructive Distributions. The terms of each warrant provide for an adjustment to the number of shares of Class A common stock for which the warrant may be exercised or to the exercise price of the warrant in certain events. An adjustment which has the effect of preventing dilution generally is not taxable. U.S. Holders of the warrants would, however, be treated as receiving a constructive distribution from us if, for example, the adjustment increases the U.S. Holders’ proportionate interest in our assets or earnings and profits (for instance, through an increase in the number of shares of Class A common stock that would be obtained upon exercise or through a decrease in the exercise price of the warrant) as a result of a distribution of cash or other property such as other securities to the holders of shares of our Class A common stock, or as a result of the issuance of a stock dividend to holders of shares of our common stock. Such constructive distribution to a U.S. Holder of warrants would be treated as if such U.S. Holder had received a cash distribution from us equal to the fair market value of such increased interest (taxed as described above under “— Taxation of Distributions”). Such constructive distributions would be subject to tax as described under that section in the same manner as if the U.S. Holders of the warrants received a cash distribution from us equal to the fair market value of such increased interest. Generally, a U.S. Holder’s adjusted tax basis in its warrants should be increased to the extent of any constructive distribution treated as a dividend. For certain informational reporting purposes, we are required to determine the date and amount of any such constructive distributions and publicly report such information or report such information to the IRS and holders of warrants not exempt from information reporting. Proposed Treasury Regulations, which we may rely on prior to the issuance of final regulations, specify how the date and amount of constructive distributions are determined.

Information Reporting and Backup Withholding. Distributions with respect to the Class A common stock to a U.S. Holder, regardless of whether such distributions constitute dividends, and proceeds from the sale, exchange or redemption of the Class A common stock by a U.S. Holder generally are subject to information reporting to the IRS and possible U.S. backup withholding, unless the U.S. Holder is an exempt recipient. Backup withholding may apply to such payments if a U.S. Holder fails to furnish a correct taxpayer identification number, a certification of exempt status or has been notified by the IRS that it is subject to backup withholding (and such notification has not been withdrawn).

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and such holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

Non-U.S. Holders

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our Class A common stock or warrants that is for U.S. federal income tax purposes:

•	a non-resident alien individual;

•	a foreign corporation; or

•	a foreign estate or trust.

Taxation of Distributions. If we do make distributions of cash or property on our Class A common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its Class A common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Gain or Loss on Sale, Taxable Exchange, or Other Taxable Disposition of Class A Common Stock and Warrants.”

Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S.

Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Gain or Loss on Sale, Taxable Exchange, or other Taxable Disposition of Class A Common Stock and Warrants. A Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our Class A common stock or warrants (including an expiration of warrants) unless:

•	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our Class A common stock and warrants constitute U.S. real property interests (“USRPI”) by reason of our status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on gain realized upon the sale or other taxable disposition of our Class A common stock, which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition of our Class A common stock and warrants by a Non-U.S. Holder will not be subject to U.S. federal income tax if our Class A common stock and warrants are “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market and such Non-U.S. Holder owned, actually and constructively, 5% or less of our Class A common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Exercise, Lapse, or Redemption of a Warrant. The characterization for U.S. federal income tax purposes of the exercise, redemption or lapse of a warrant held by a Non-U.S. Holder will generally correspond to the characterization described under “—U.S. Holders—Exercise, Lapse, or Redemption of a Warrant” above, although to the extent a cashless exercise or redemption results in a taxable exchange, the consequences would follow those described above in “—Gain or Loss on Sale, Taxable Exchange, or Other Taxable Disposition of Class A Common Stock and Warrants.”

Possible Constructive Distributions. The terms of each warrant provide for an adjustment to the number of shares of Class A common stock for which the warrant may be exercised or to the exercise price of the warrant in certain events. An adjustment which has the effect of preventing dilution generally is not taxable. The Non-U.S. Holders of the warrants would, however, be treated as receiving a constructive distribution from us if, for example, the adjustment increases the Non-U.S. Holders’ proportionate interest in our assets or earnings and profits (for instance, through an increase in the number of shares of Class A common stock that would be obtained upon exercise or through a decrease in the exercise price of the warrant) as a result of a distribution of cash or other property such as other securities to the holders of shares of our Class A common stock, or as a result of the issuance of a stock dividend to holders of shares of our common stock. Such constructive distribution to a Non-U.S. Holder of warrants would be treated as if such Non-U.S. Holder had received a cash distribution from us equal to the fair market value of such increased interest (taxed as described above under “— Taxation of Distributions”). For certain informational reporting purposes, we are required to determine the date and amount of any such constructive distributions and publicly report such information or report such information to the IRS and holders of warrants not exempt from information reporting. Proposed Treasury Regulations, which taxpayers may generally rely on prior to the issuance of final regulations, specify how the date and amount of constructive distributions are determined.

Information Reporting and Backup Withholding. Payments of dividends on our Class A common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E, or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on our Class A common stock paid to the Non-U.S. Holder, regardless of whether such distributions constitute dividends or whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our Class A common stock and warrants within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person or the holder otherwise establishes an exemption. Proceeds of a disposition of our Class A common stock and warrants conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts. Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act (“FATCA”)) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our Class A common stock paid, or constructive distributions deemed paid, if any, with respect to our warrants, to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our Class A common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of our Class A common stock on or after January 1, 2019, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our securities.

PLAN OF DISTRIBUTION

The Registered Holders, which as used herein includes donees, pledgees, transferees, distributees or other successors-in-interest selling shares of our Class A common stock or warrants or interests in our Class A common stock or warrants received after the date of this prospectus from the Registered Holders as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer, distribute or otherwise dispose of certain of their shares of Class A common stock or warrants or interests in our Class A common stock or warrants covered hereby on Nasdaq or any other stock exchange, market or trading facility on which shares of our Class A common stock or warrants, as applicable, are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The Registered Holders may use any one or more of the following methods when disposing of their shares of Class A common stock or warrants or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	one or more underwritten offerings;

•	block trades in which the broker-dealer will attempt to sell the shares of Class A common stock or warrants as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its accounts;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	through trading plans entered into by a Registered Holders pursuant to Rule 10b5-1 under the Exchange Act, that are in place at the time of an offering pursuant to this prospectus and any applicable prospectus supplement hereto that provide for periodic sales of their securities on the basis of parameters described in such trading plans;

•	privately negotiated transactions;

•	distributions to their members, partners or shareholders, including in-kind distributions;

•	short sales effected after the date of the registration statement of which this prospectus is a part is declared effective by the SEC;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	in market transactions, including transactions on a national securities exchange or quotations service or over-the-counter market;

•	directly to one or more purchasers;

•	through agents;

•	broker-dealers may agree with the Registered Holders to sell a specified number of such shares of Class A common stock or warrants at a stipulated price per share or warrant;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

The Registered Holders may, from time to time, pledge or grant a security interest in some shares of our Class A common stock or warrants owned by them and, if a Registered Holder defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell such shares of Class A common stock or warrants, as applicable, from time to time, under this prospectus, or under an amendment or supplement to this prospectus amending the list of the Registered Holders to include the pledgee, transferee or other successors in interest as the Registered Holders under this prospectus. The Registered Holders also may transfer shares of our Class A common stock or warrants in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of shares of our Class A common stock or warrants or interests therein, the Registered Holders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of our Class A common stock or warrants in the course of hedging the positions they assume. The Registered Holders may also sell shares of our Class A common stock or warrants short and deliver these securities to close out their short positions, or loan or pledge shares of our Class A common stock or warrants to broker-dealers that in turn may sell these securities. The Registered Holders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities that require the delivery to such broker-dealer or other financial institution of shares of our Class A common stock or warrants offered by this prospectus, which shares or warrants such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the Registered Holders from the sale of shares of our Class A common stock or warrants offered by them will be the purchase price of such shares of our Class A common stock or warrants less discounts or commissions, if any. The Registered Holders reserve the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of share of our Class A common stock or warrants to be made directly or through agents. We will not receive any of the proceeds from any offering by the Registered Holders.

The Registered Holders also may in the future resell a portion of our Class A common stock or warrants in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule, or pursuant to other available exemptions from the registration requirements of the Securities Act.

The Registered Holders and any underwriters, broker-dealers or agents that participate in the sale of shares of our Class A common stock or warrants or interests therein may be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of shares of our Class A common stock or warrants may be underwriting discounts and commissions under the Securities Act. If any Registered Holder is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act, then the Registered Holder will be subject to the prospectus delivery requirements of the Securities Act. Underwriters and their controlling persons, dealers and agents may be entitled, under agreements entered into with us and the Registered Holders, to indemnification against and contribution toward specific civil liabilities, including liabilities under the Securities Act.

To the extent required, our Class A common stock or warrants to be sold, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable discounts, commissions, concessions or other compensation with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

To facilitate the offering of shares of our Class A common stock and warrants offered by the Registered Holders, certain persons participating in the offering may engage in transactions that stabilize, maintain or otherwise affect the price of our Class A common stock or warrants. This may include over-allotments or short sales, which involve the sale by persons participating in the offering of more shares of Class A common stock or warrants than were sold to them. In these circumstances, these persons would cover such over-allotments or short positions by making purchases in the open market or by exercising their over-allotment option, if any. In addition, these persons may stabilize or maintain the price of our Class A common stock or warrants by bidding for or purchasing shares of Class A common stock or warrants in the open market or by imposing penalty bids, whereby selling concessions allowed to dealers participating in the offering may be reclaimed if shares of Class A common stock or warrants sold by them are repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of our Class A common stock or warrants at a level above that which might otherwise prevail in the open market. These transactions may be discontinued at any time.

Under the Registration Rights Agreement and the Subscription Agreements, we have agreed to indemnify the Registered Holders party thereto against certain liabilities that they may incur in connection with the sale of the securities registered hereunder, including liabilities under the Securities Act, and to contribute to payments that the Registered Holders may be required to make with respect thereto. In addition, we and the Registered Holders have agreed to indemnify any underwriter, broker-dealer or agent against certain liabilities related to the selling of the securities, including liabilities arising under the Securities Act.

We have agreed to maintain the effectiveness of this registration statement until all such securities have been sold under this registration statement or Rule 144 under the Securities Act or are no longer outstanding. We have agreed to pay all expenses in connection with this offering, other than underwriting fees, discounts, selling commissions, stock transfer taxes and certain legal expenses. The Registered Holders will pay, on a pro rata basis, any underwriting fees, discounts, selling commissions, stock transfer taxes and certain legal expenses relating to the offering.

A Registered Holder that is an entity may elect to make an in-kind distribution of Class A common stock or warrants to its members, partners or shareholders pursuant to the registration statement of which this prospectus is a part by delivering a prospectus. To the extent that such members, partners or shareholders are not affiliates of ours, such members, partners or shareholders would thereby receive freely tradable shares of Class A common stock or warrants pursuant to the distribution through a registration statement.

Registered Holders may use this prospectus in connection with resales of shares of our Class A common stock and warrants. This prospectus and any accompanying prospectus supplement will identify the Registered Holders, the terms of our Class A common stock or warrants and any material relationships between us and the Registered Holders. Registered Holders may be deemed to be underwriters under the Securities Act in connection with shares of our Class A common stock or warrants they resell and any profits on the sales may be deemed to be underwriting discounts and commissions under the Securities Act. Unless otherwise set forth in a prospectus supplement, the Registered Holders will receive all the net proceeds from the resale of shares of our Class A common stock or warrants.

At the time a particular offer of shares is made, if required, a prospectus supplement will be distributed that will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

We have agreed to pay all expenses in connection with this offering, other than underwriting commissions and discounts, brokerage fees, underwriter marketing costs, and certain legal expenses. The Registered Holders will pay any underwriting commissions and discounts, brokerage fees, underwriter marketing costs, and certain legal expenses relating to the offering.

LEGAL MATTERS

Latham & Watkins LLP has passed upon the validity of the securities offered by this prospectus and certain other legal matters related to this prospectus. Additional legal matters may be passed upon for us or any underwriters, dealers or agents, by counsel that we will name in the applicable prospectus supplement.

EXPERTS

The financial statements of Vivid Seats Inc. as of December 31, 2022 and 2021, and for each of the three years in the period ended December 31, 2022, included in this Prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. We have also filed a registration statement on Form S-1, including exhibits, under the Securities Act with respect to the shares of Class A common stock and warrants offered by this prospectus. This prospectus is part of the registration statement, but does not contain all of the information included in the registration statement or the exhibits. Our SEC filings are available to the public on the internet at a website maintained by the SEC located at www.sec.gov.

VIVID SEATS INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except per share data) (Unaudited)

	March 31, 2023	December 31, 2022
Assets
Current assets:
Cash and cash equivalents	$303,319	$251,542
Restricted cash	675	748
Accounts receivable – net	46,531	36,531
Inventory – net	24,153	12,783
Prepaid expenses and other current assets	33,329	29,912

Total current assets	408,007	331,516
Property and equipment – net	10,308	10,431
Right-of-use assets – net	7,710	7,859
Intangible assets – net	81,800	81,976
Goodwill	715,258	715,258
Other non-current assets	4,432	4,391

Total assets	$1,227,515	$1,151,431

Liabilities and shareholders’ deficit
Current liabilities:
Accounts payable	$218,138	$161,312
Accrued expenses and other current liabilities	183,765	181,970
Deferred revenue	25,920	31,983
Current maturities of long-term debt	2,750	2,750

Total current liabilities	430,573	378,015
Long-term debt – net	264,384	264,898
Long-term lease liabilities	14,850	14,911
Other liabilities	13,118	13,445

Total long-term liabilities	292,352	293,254
Commitments and contingencies (Note 11)
Redeemable noncontrolling interests	901,866	862,860
Shareholders’ deficit
Class A common stock, $0.0001 par value; 500,000,000 shares authorized at March 31, 2023 and December 31, 2022; 82,902,276 and 82,410,774 issued and outstanding at March 31, 2023 and December 31, 2022, respectively	9	8
Class B common stock, $0.0001 par value; 250,000,000 shares authorized, 118,200,000 issued and outstanding at March 31, 2023 and December 31, 2022	12	12
Additional paid-in capital	644,759	663,908
Treasury stock, at cost, 5,291,497 and 4,342,477 shares at March 31, 2023 and December 31, 2022, respectively	(40,106)	(32,494)
Accumulated deficit	(1,001,950)	(1,014,132)

Total Shareholders’ deficit	(397,276)	(382,698)

Total liabilities, Redeemable noncontrolling interests, and Shareholders’ deficit	$1,227,515	$1,151,431

The accompanying notes are an integral part of these financial statements.

VIVID SEATS INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except for per share data) (Unaudited)

	Three Months Ended March 31,
	2023	2022
Revenues	$161,063	$130,772
Costs and expenses:
Cost of revenues (exclusive of depreciation and amortization shown separately below)	37,760	32,164
Marketing and selling	54,772	54,228
General and administrative	32,389	29,275
Depreciation and amortization	2,598	1,385
Change in fair value of contingent consideration	34	—

Income from operations	33,510	13,720
Other (income) expense:
Interest expense – net	3,280	3,942
Loss on extinguishment of debt	—	4,285
Other (income) expense	(327)	2,279

Income before income taxes	30,557	3,214
Income tax expense	285	76

Net income	30,272	3,138
Net income attributable to redeemable noncontrolling interests	18,090	1,879

Net income attributable to Class A Common Stockholders	$12,182	$1,259

Income per Class A common stock:
Basic	$0.16	$0.02
Diluted	$0.15	$0.02
Weighted average Class A common stock outstanding:
Basic	77,410,820	79,151,929
Diluted	195,823,982	198,414,147

The accompanying notes are an integral part of these financial statements.

VIVID SEATS INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands) (Unaudited)

	Three Months Ended March 31,
	2023	2022
Net income	$30,272	$3,138
Other comprehensive income:
Comprehensive income, net of taxes	$30,272	$3,138
Comprehensive income attributable to redeemable noncontrolling interests	18,090	1,879

Comprehensive income attributable to Class A Common Stockholders	$12,182	$1,259

The accompanying notes are an integral part of these financial statements.

VIVID SEATS INC.

CONDENSED CONSOLIDATED STATEMENTS OF DEFICIT

(in thousands, except for share data) (Unaudited)

		Class A Common Stock		Class B Common Stock			Treasury Stock
	Redeemable noncontrolling interests	Shares	Amount	Shares	Amount	Additional paid-in capital	Shares	Amount	Accumulated deficit	Total shareholders’ deficit
Balances at January 1, 2022	$1,286,016	79,091,871	$8	118,200,000	$12	$182,091	—	$—	$(1,042,794)	$(860,683)
Net income	1,879	—	—	—	—	—	—	—	1,259	1,259
Issuance of shares	—	75,072	—	—	—	—	—	—	—	—
Deemed contribution from former parent	691	—	—	—	—	463	—	—	—	463
Equity-based compensation	—	—	—	—	—	2,443	—	—	—	2,443
Subsequent remeasurement of Redeemable noncontrolling interests	18,706	—	—	—	—	(18,706)	—	—	—	(18,706)

Balances at March 31, 2022	$1,307,292	79,166,943	$8	118,200,000	$12	$166,291	—	$—	$(1,041,535)	$(875,224)

		Class A Common Stock		Class B Common Stock			Treasury Stock
	Redeemable noncontrolling interests	Shares	Amount	Shares	Amount	Additional paid-in capital	Shares	Amount	Accumulated deficit	Total shareholders’ deficit
Balances at January 1, 2023	$862,860	82,410,774	$8	118,200,000	$12	$663,908	(4,342,477)	$(32,494)	$(1,014,132)	$(382,698)
Net income	18,090	—	—	—	—	—	—	—	12,182	12,182
Issuance of shares	—	491,502	1	—	—	—	—	—	—	1
Deemed contribution from former parent	577	—	—	—	—	391	—	—	—	391
Equity-based compensation	—	—	—	—	—	4,615	—	—	—	4,615
Repurchases of common stock	—	—	—	—	—	—	(949,020)	(7,612)	—	(7,612)
Distributions to non-controlling interest	(3,816)	—	—	—	—	—	—	—	—	—
Subsequent remeasurement of Redeemable noncontrolling interests	24,155	—	—	—	—	(24,155)	—	—	—	(24,155)

Balances at March 31, 2023	$901,866	82,902,276	$9	118,200,000	$12	$644,759	(5,291,497)	$(40,106)	$(1,001,950)	$(397,276)

The accompanying notes are an integral part of these financial statements.

VIVID SEATS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands) (Unaudited)

	Three Months Ended March 31,
	2023	2022
Cash flows from operating activities
Net income	$30,272	$3,138
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,598	1,385
Amortization of deferred financing costs and interest rate cap	226	329
Equity-based compensation expense	5,530	3,597
Loss on extinguishment of debt	—	4,285
Change in fair value of warrants	(327)	2,279
Amortization of leases	150	490
Loss on asset disposals	7	—
Change in fair value of contingent consideration	34	—
Change in assets and liabilities:
Accounts receivable	(10,000)	(17,854)
Inventory	(11,370)	(6,126)
Prepaid expenses and other current assets	(3,417)	(3,252)
Accounts payable	56,826	45,094
Accrued expenses and other current liabilities	444	(10,599)
Deferred revenue	(6,063)	3,094
Other assets and liabilities	201	(2,326)

Net cash provided by operating activities	65,111	23,534
Cash flows from investing activities
Purchases of property and equipment	(215)	(693)
Investments in developed technology	(2,027)	(2,748)
Purchases of personal seat licenses	(365)	—

Net cash used in investing activities	(2,607)	(3,441)
Cash flows from financing activities
Payments of February 2022 First Lien Loan	(688)	—
Repurchase of common stock as treasury stock	(7,612)	—
Cash paid for milestone payments	(2,500)	—
Payments of June 2017 First Lien Loan	—	(465,712)
Proceeds from February 2022 First Lien Loan	—	275,000
Payments of deferred financing costs and other debt-related costs	—	(4,856)

Net cash used in financing activities	(10,800)	(195,568)

Net increase (decrease) in cash, cash equivalents, and restricted cash	51,704	(175,475)

Cash, cash equivalents, and restricted cash – beginning of period	252,290	489,810

Cash, cash equivalents, and restricted cash – end of period	$303,994	$314,335

Supplemental disclosure of cash flow information:
Cash paid for interest	$1,941	$3,612
Cash paid for operating lease liabilities	$234	$694
Right-of-use assets obtained in exchange for lease obligations	$—	$3,406

The accompanying notes are an integral part of these financial statements.

VIVID SEATS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

1. BACKGROUND AND BASIS OF PRESENTATION

Vivid Seats Inc. and its subsidiaries including Hoya Intermediate, LLC (“Hoya Intermediate”), Hoya Midco, LLC (“Hoya Midco”), and Vivid Seats LLC (collectively the “Company,” “us,” “we,” and “our”) provide an online secondary ticket marketplace that enables ticket buyers to discover and easily purchase tickets to concert, sporting and theater events in the United States and Canada. Through our Marketplace segment, we operate an online platform enabling ticket buyers to purchase tickets to live events, while enabling ticket sellers to seamlessly manage their operations. In our Resale segment, we acquire tickets to resell on secondary ticket marketplaces, including our own.

We have prepared the accompanying unaudited condensed consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and the instructions to the Quarterly Report on Form 10-Q and Article 10 of Regulation S-X issued by the U.S. Securities and Exchange Commission (“SEC”). Accordingly, they do not include all of the information and notes required by GAAP for comprehensive annual financial statements. Our condensed consolidated financial statements are not necessarily indicative of results that may be expected for any other interim period or for the full year. These condensed consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements and related notes included in our 2022 Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on March 7, 2023. Our condensed consolidated financial statements include all of our accounts, including those of our consolidated subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

2. NEW ACCOUNTING STANDARDS

Recently adopted accounting standards

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which changes how entities will measure credit losses for financial assets and certain other instruments that are not measured at fair value through net income. The new expected credit loss impairment model requires immediate recognition of estimated credit losses expected to occur. ASU 2019-10, Financial Instruments-Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates, deferred the effective date for non-public companies. The standard is effective for non-public companies for fiscal years beginning after December 15, 2022. We adopted these requirements as of January 1, 2023 with no material impact on our consolidated financial statements.

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848), Facilitation of the Effects of Reference Rate Reform on Financial Reporting, as modified in January 2021. The ASU is intended to help stakeholders during the global market-wide reference rate transition period. The new guidance provides optional expedients and exceptions for applying GAAP to contract modifications and hedging relationships, subject to meeting certain criteria, that reference LIBOR or another reference rate expected to be discontinued. The guidance also establishes (1) a general contract modification principle that entities can apply in other areas that may be affected by reference rate reform and (2) certain elective hedge accounting expedients. We adopted these requirements as of January 1, 2023 with no material impact on our consolidated financial statements.

3. REVENUE RECOGNITION

We recognize revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”). We have two reportable segments: Marketplace and Resale.

VIVID SEATS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Through the Marketplace segment, we act as an intermediary between ticket buyers and sellers. We earn revenue processing ticket sales from our Owned Properties, consisting of the Vivid Seats website and our mobile applications, and from our Private Label offering, which is comprised of numerous distribution partners.

Marketplace revenues consisted of the following (in thousands):

	Three Months Ended March 31,
	2023	2022
Marketplace revenues:
Owned Properties	$102,815	$83,666
Private Label	33,766	26,850

Total Marketplace revenues	$136,581	$110,516

Marketplace revenues consisted of the following event categories (in thousands):

	Three Months Ended March 31,
	2023	2022
Marketplace revenues:
Concerts	$74,879	$58,673
Sports	45,600	38,915
Theater	15,390	12,615
Other	712	313

Total Marketplace revenues	$136,581	$110,516

Resale revenues were $24.5 million and $20.3 million during the three months ended March 31, 2022 and 2021, respectively.

At March 31, 2023, Deferred revenue in the Condensed Consolidated Balance Sheets was $25.9 million, which primarily relates to Vivid Seats Rewards, our loyalty program. Stamps earned under the program expire in two to three years, if not converted to credits, and credits expire in two to four years, if not redeemed. We expect to recognize all outstanding deferred revenue in the next seven years.

At December 31, 2022, $32.0 million was recorded as Deferred revenue, of which $10.9 million was recognized as revenue during the three months ended March 31, 2023. At December 31, 2021, $25.1 million was recorded as Deferred revenue, of which $4.0 million was recognized as revenue during the three months ended March 31, 2022.

4. SEGMENT REPORTING

Our reportable segments are Marketplace and Resale. Through the Marketplace segment, we act as an intermediary between ticket buyers and sellers within our online secondary ticket marketplace. Through the Resale segment, we acquire tickets from primary sellers, which we then sell through secondary ticket marketplaces. Revenues and contribution margin are used by our Chief Operating Decision Maker (“CODM”) to assess performance of the business. We define contribution margin as revenues less cost of revenues and marketing and selling expenses.

VIVID SEATS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

We do not report our assets, capital expenditures, general and administrative expenses or related depreciation and amortization expenses by segment, because our CODM does not use this information to evaluate the performance of our operating segments.

The following tables represent our segment information (in thousands):

	Three Months Ended March 31, 2023
	Marketplace	Resale	Consolidated
Revenues	$136,581	$24,482	$161,063
Cost of revenues (exclusive of depreciation and amortization shown separately below)	20,060	17,700	37,760
Marketing and selling	54,772	—	54,772

Contribution margin	$61,749	$6,782	68,531
General and administrative			32,389
Depreciation and amortization			2,598
Change in fair value of contingent consideration			34

Income from operations			33,510
Interest expense – net			3,280
Other income			(327)

Income before income taxes			$30,557

	Three Months Ended March 31, 2022
	Marketplace	Resale	Consolidated
Revenues	$110,516	$20,256	$130,772
Cost of revenues (exclusive of depreciation and amortization shown separately below)	16,409	15,755	32,164
Marketing and selling	54,228	—	54,228

Contribution margin	$39,879	$4,501	44,380
General and administrative			29,275
Depreciation and amortization			1,385

Income from operations			13,720
Interest expense – net			3,942
Loss on extinguishment of debt			4,285
Other expenses			2,279

Income before income taxes			$3,214

Substantially all of our sales occur, and assets reside, in the United States.

5. ACCOUNTS RECEIVABLE - NET

As of March 31, 2023 and December 31, 2022, Accounts receivable - net was $46.5 million and $36.5 million, respectively.

$28.1 million and $18.9 million of the Accounts receivable balance at March 31, 2023 and December 31, 2022, respectively, consisted of uncollateralized payment processor obligations due under normal trade terms typically

VIVID SEATS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

requiring payment within three business days. Credit risk with respect to accounts receivable from payment processing entities is limited due to the consolidation of those receivables with large financial institutions and the frequency with which the receivables turn over.

$1.8 million and $1.0 million of the Accounts receivable balance at March 31, 2023 and December 31, 2022, respectively, consisted of amounts due from marketplace ticket sellers for cancelled event tickets. We recorded an allowance for credit losses of $0.3 million and $0.1 million at March 31, 2023 and December 31, 2022, respectively, to reflect potential challenges in collecting funds from marketplace ticket sellers. Accounts receivable balances are stated net of allowance for credit losses and bad debt expense is presented as a reduction of Revenues in the Condensed Consolidated Statements of Operations.

$11.8 million and $11.7 million of the Accounts receivable balance at March 31, 2023 and December 31, 2022, respectively, consisted of amounts due from distribution partners for cancellation charges, primarily related to cancelled events. We recorded an allowance for credit losses of $3.5 million and $3.6 million at March 31, 2023 and December 31, 2022, respectively, to reflect potential challenges in collecting funds from distribution partners, particularly for amounts due upon usage of store credit previously issued to buyers. Accounts receivable balances are stated net of allowance for credit losses and bad debt expense is presented as a reduction of Revenues in the Condensed Consolidated Statements of Operations.

There were no write-offs for the three months ended March 31, 2023 and 2022.

6. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following (in thousands):

	March 31,	December 31,
	2023	2022
Recovery of future customer compensation	$26,783	$23,311
Prepaid expenses	5,778	6,032
Other current assets	768	569

Total prepaid expenses and other current assets	$33,329	$29,912

Recovery of future customer compensation represents expected recoveries of compensation to be paid to customers for event cancellations or other service issues related to previously recorded sales transactions. Recovery of future customer compensation costs increased by $3.5 million at March 31, 2023 as compared to the cost at December 31, 2022 due to an increase in the reserve for future cancellations driven by higher volume of sales for future events as of March 31, 2023. The provision related to these expected recoveries is included in Accrued expenses and other current liabilities in the Condensed Consolidated Balance Sheets.

7. GOODWILL AND INTANGIBLE ASSETS

Definite-lived intangible assets includes developed technology and customer relationships, which had a net carrying amount of $17.1 million and $17.3 million at March 31, 2023 and December 31, 2022, respectively, and accumulated amortization of $11.9 million and $9.6 million at March 31, 2023 and December 31, 2022, respectively.

Our goodwill is included in our Marketplace segment.

VIVID SEATS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

The net changes in the carrying amounts of our intangible assets and goodwill were as follows (in thousands):

	Definite-lived Intangible Assets	Trademark	Goodwill
Balance at January 1, 2023	$17,310	$64,666	$715,258
Capitalized development costs	2,082	—	—
Amortization	(2,258)	—	—

Balance at March 31, 2023	$17,134	$64,666	$715,258

	Definite-lived Intangible Assets	Trademark	Goodwill
Balance at January 1, 2022	$13,845	$64,666	$718,204
Capitalized development costs	2,748	—	—
Amortization	(1,315)	—	—

Balance at March 31, 2022	$15,278	$64,666	$718,204

We had recorded $563.2 million of cumulative impairment charges related to our intangible assets and goodwill as of March 31, 2023 and December 31, 2022.

Amortization expense on our definite-lived intangible assets was $2.3 million for the three months ended March 31, 2023, and $1.3 million for the three months ended March 31, 2022. Amortization expense is presented in Depreciation and amortization in the Condensed Consolidated Statements of Operations.

8. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following (in thousands):

	March 31,	December 31,
	2023	2022
Accrued marketing expense	$30,912	$26,873
Accrued taxes	889	542
Accrued customer credits	83,034	88,167
Accrued future customer compensation	33,597	30,181
Accrued contingencies	3,432	5,898
Accrued payroll	4,554	10,660
Other current liabilities	27,347	19,649

Total accrued expenses and other current liabilities	$183,765	$181,970

Accrued customer credits represent credits issued and outstanding for event cancellations or other service issues related to recorded sales transactions. The accrued amount is reduced by the amount of credits estimated to go unused, known as breakage, provided that the credits are not subject to escheatment. We estimate breakage based on historical usage trends and available data on comparable programs, and recognize breakage in proportion to the pattern of redemption for customer credits. Our breakage estimate could be impacted by future activity differing from our estimates, the effects of which could be material. During the three months ended March 31, 2023, $2.6 million of accrued customer credits were redeemed and we recognized $4.6 million of revenue from breakage. During the three months ended March 31, 2022, $9.8 million of accrued customer credits were redeemed and we recognized $0.6 million of revenue from breakage. Breakage amounts are net of reductions in associated accounts receivable balances.

VIVID SEATS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Accrued future customer compensation represents an estimate of the amount of customer compensation due from cancellation charges in the future. These provisions are based on historic experience, revenue volumes for future events, and management’s estimate of the likelihood of future event cancellations and are recognized as a component of Revenues in the Condensed Consolidated Statements of Operations. The expected recoveries of these obligations are included in Prepaid expenses and other current assets in the Condensed Consolidated Balance Sheets. This estimated accrual could be impacted by future activity differing from our estimates, the effects of which could be material. During the three months ended March 31, 2023 and 2022, we recognized a net decrease in revenue of $0.8 million and a net increase in revenue of $1.1 million, respectively, from the reversals of previously recorded revenue and changes to accrued future customer compensation related to event cancellations where the performance obligations were satisfied in prior periods.

Accrued contingencies primarily decreased as a result of a milestone payment to Betcha Sports, Inc. (“Betcha”, which was rebranded as “Vivid Picks”) of $2.5 million in cash.

Other current liabilities primarily increased as a result of accrued, but not paid, tax distributions, and accrued interest during the three months ended March 31, 2023.

9. DEBT

Our outstanding debt is comprised of the following (in thousands):

	March 31,	December 31,
	2023	2022
February 2022 First Lien Loan	$272,250	$272,938

Total long-term debt, gross	272,250	272,938
Less: unamortized debt issuance costs	(5,116)	(5,290)

Total long-term debt, net of issuance costs	267,134	267,648
Less: current portion	(2,750)	(2,750)

Total long-term debt, net	$264,384	$264,898

June 2017 Term Loans

On June 30, 2017, we entered into a $575.0 million first lien debt facility, comprised of a $50.0 million revolving facility and a $525.0 million term loan (the “June 2017 First Lien Loan”), and a second lien credit facility, comprised of a $185.0 million second lien term loan (the “June 2017 Second Lien Loan”). The June 2017 First Lien Loan was amended to upsize the committed amount by $115.0 million on July 2, 2018. On October 28, 2019, we paid off the June 2017 Second Lien Loan balance. The underlying revolving credit facility, part of the June 2017 First Lien Loan, was subsequently retired on May 22, 2020. On October 18, 2021, we made an early principal payment related to the June 2017 First Lien Loan of $148.2 million in connection with, and using the proceeds from, the merger transaction with Horizon Acquisition Corporation (“Merger Transaction”) and private investment in public equity. On February 3, 2022, we repaid $190.7 million of the outstanding balance of the June 2017 First Lien Loan and refinanced the remaining balance with a new $275.0 million term loan.

February 2022 First Lien Loan

On February 3, 2022, we entered into an amendment which refinanced the remaining June 2017 First Lien Loan with a new $275.0 million term loan (the “February 2022 First Lien Loan”) with a maturity date of February 3,

VIVID SEATS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

2029. In connection with the February 2022 First Lien Loan, we also entered into a new revolving credit facility (the “Revolving Facility”), which allows for an aggregate principal amount of $100.0 million and has a maturity date of February 3, 2027. At March 31, 2023, we had no outstanding borrowings under our Revolving Facility.

The terms of the February 2022 First Lien Loan specified a secured overnight financing rate (“SOFR”) based floating interest rate and revised the springing financial covenant under the June 2017 First Lien Loan to require compliance with a first lien net leverage ratio when revolver borrowings exceed certain levels. All obligations under the February 2022 First Lien Loan are unconditionally guaranteed by Hoya Intermediate and substantially all of Hoya Intermediate’s existing and future direct and indirect wholly owned domestic subsidiaries. It requires quarterly amortization payments of $0.7 million. The Revolving Facility does not require periodic payments. All obligations under the February 2022 First Lien Loan are secured, subject to permitted liens and other exceptions, by first-priority perfected security interests in substantially all of our assets. The February 2022 First Lien Loan carries an interest rate of SOFR plus 3.25%. The SOFR rate for the February 2022 First Lien Loan is subject to a 0.5% floor. The effective interest rate on the February 2022 First Lien Loan was 8.34% and 7.98% per annum at March 31, 2023 and December 31, 2022, respectively.

Our February 2022 First Lien Loan is held by third-party financial institutions and is carried at the outstanding principal balance, less debt issuance costs and any unamortized discount or premium. The fair value was estimated using quoted prices that are directly observable in the marketplace. Therefore, the fair value is estimated on a Level 2 basis. At March 31, 2023 and December 31, 2022, respectively, the fair value of our February 2022 First Lien Loan approximated the carrying value.

We are subject to certain reporting and compliance-related covenants to remain in good standing under the February 2022 First Lien Loan. These covenants, among other things, limit our ability to incur additional indebtedness, and in certain circumstances, create restrictions on the ability to enter into transactions with affiliates; create liens; merge or consolidate; and make certain payments. Non-compliance with these covenants and failure to remedy could result in the acceleration of the loans or foreclosure on the collateral. As of March 31, 2023, we were in compliance with all of our debt covenants related to the February 2022 First Lien Loan.

Due to the refinancing of the June 2017 First Lien Loan with the February 2022 First Lien Loan, we incurred a loss of $4.3 million for the three months ended March 31, 2022, which is presented in Loss on extinguishment of debt in the Condensed Consolidated Statements of Operations.

10. FINANCIAL INSTRUMENTS

We issued the following warrants during the year ended December 31, 2021 in connection with the Merger Transaction:

Public Warrants

We issued warrants to purchase 18,132,776 shares of Class A common stock at an exercise price of $11.50 per share (“Public Warrants”) to former warrant holders of Horizon Acquisition, of which 5,166,666 shares were issued to Horizon Sponsor. These warrants are traded on the Nasdaq Stock Market under the symbol “SEATW.” As of March 31, 2023, we had 6,766,853 outstanding Public Warrants.

Private Warrants

We issued warrants to purchase 6,519,791 shares of our Class A common stock at an exercise price of $11.50 per share to Horizon Sponsor. The Private Warrants have similar terms to the Public Warrants, except that the

VIVID SEATS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Private Warrants are not redeemable by us. As of March 31, 2023, we had 6,519,791 outstanding Private Warrants.

Exercise Warrants

We issued warrants to purchase 17,000,000 shares of Class A common stock at an exercise price of $10.00 per share (“$10 Exercise Warrants”) and warrants to purchase 17,000,000 of Class A common stock at an exercise of $15.00 per share (“$15 Exercise Warrants”; together with the $10 Exercise Warrants, “Exercise Warrants”). The Exercise Warrants have similar terms to the Public Warrants, except that the Exercise Warrants have different exercise prices, an initial term of 10 years, are not redeemable by us, and are fully transferable. As of March 31, 2023, we had 17,000,000 $10 Exercise Warrants outstanding and 17,000,000 $15 Exercise Warrants outstanding.

Mirror Warrants

Hoya Intermediate issued warrants to VSI to purchase 17,000,000 Intermediate Units at an exercise price of $10.00 per unit (“$10 Mirror Warrants”), warrants to purchase 17,000,000 Intermediate Units at an exercise of $15.00 per unit (“$15 Mirror Warrants”), warrants to purchase 24,652,557 Intermediate Units at an exercise price of $11.50 per unit (“$11.50 Mirror Warrants”; together with the $10 Mirror Warrants and $15 Mirror Warrants, “Mirror Warrants”). The number and terms of the Mirror Warrants are identical to the Public, Private and Exercise Warrants, respectively. Upon the valid exercise of a Public Warrant, Private Warrant and Exercise Warrant, Hoya Intermediate will issue to VSI an equivalent number of Intermediate Units. Similarly, if a Public, Private or Exercise Warrant is tendered, an equivalent number of Mirror Warrants will be tendered. As of March 31, 2023, we had 17,000,000 $10 Mirror Warrants outstanding, 17,000,000 $15 Mirror Warrants outstanding and 13,286,644 $11.50 Mirror Warrants outstanding.

Hoya Intermediate Warrants

Hoya Intermediate issued the warrants to Hoya Topco, which consist of (i) warrants to purchase 3,000,000 shares of common units of Hoya Intermediate (“Intermediate Units”) at an exercise price of $10.00 per share, and (ii) warrants to purchase 3,000,000 shares of Intermediate Units at an exercise of $15.00 per share (collectively, the “Hoya Intermediate Warrants”).

A portion of the Hoya Intermediate Warrants, consisting of warrants to purchase 1,000,000 Intermediate Units at exercise prices of $10.00 and $15.00 per unit, respectively (“Option Contingent Warrants”), were issued in tandem with stock options we issued to members of our management team (“Management Options”). The Option Contingent Warrants only become exercisable by Hoya Topco if a Management Option is forfeited or expires unexercised. As of March 31, 2023, less than 0.1 million of the corresponding Management Options had been forfeited or expired.

Hoya Intermediate Warrants allow for cash redemption at the option of the warrant holder. Hence, the Hoya Intermediate Warrants are classified as a liability in Other liabilities on our Condensed Consolidated Balance Sheets. Upon consummation of the Merger Transaction, we recorded a warrant liability of $20.4 million, reflecting the fair value of the Hoya Intermediate Warrants determined using the Black Scholes model. Upon consummation of the Merger Transaction, the fair value of the Hoya Intermediate Warrants included Option Contingent Warrants of $1.6 million. The estimated fair value of the Option Contingent Warrants is adjusted to reflect the probability of forfeiture of the corresponding stock options based on historical forfeiture rates for Hoya Topco profits interests.

VIVID SEATS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

The following assumptions were used to calculate the fair value of the Hoya Intermediate Warrants and Option Contingent Warrants:

	March 31,	December 31,
	2023	2022
Estimated volatility	37.0%	39.0%
Expected term (years)	8.6	8.8
Risk-free rate	3.5%	3.9%
Expected dividend yield	0.0%	0.0%

For the three months ended March 31, 2023 and 2022, the fair value of the Hoya Intermediate Warrants and Option Contingent Warrants decreased by $0.3 million and increased by $2.3 million, respectively, which is presented in Other (income) expense on the Condensed Consolidated Statements of Operations.

Upon the valid exercise of a Hoya Intermediate Warrant for Intermediate Units, VSI will issue an equivalent amount of VSI Class B common shares to Hoya Topco.

Other financial instruments, including accounts receivable and accounts payable, are carried at cost, which approximates their fair value because of the short-term nature of these instruments.

11. COMMITMENTS AND CONTINGENCIES

Litigation

From time to time, we are involved in various claims and legal actions arising in the ordinary course of business, none of which, in the opinion of management, could have a material effect on our business, financial position or results of operations other than those matters discussed herein.

We are a co-defendant in a class action lawsuit in Canada alleging a failure to disclose service fees prior to checkout, which we have settled. On January 5, 2022, we issued coupons to certain members of the class. Other members were notified in 2022 that they are eligible to submit a claim for a coupon, which they received in 2023. As of March 31, 2023 and December 31, 2022, a liability of $0.9 million was recorded in Accrued expenses and other current liabilities in the Condensed Consolidated Balance Sheets related to expected claim submissions and credit redemptions as of the measurement date.

We received multiple class action lawsuits related to customer compensation for cancellations, primarily as a result of COVID-19 restrictions. A final order approving settlement of one of the lawsuits was entered by the court on November 1, 2021. As such, after insurance, $4.5 million was funded to a claims settlement pool in 2021 and fully disbursed in 2022. A settlement was reached in another of the lawsuits in July 2022 which established a separate claims settlement pool of up to $2.5 million. That settlement received final approval from the court on January 31, 2023 and the settlement pool will be funded in 2023. As of March 31, 2023 and December 31, 2022, we had accrued a liability of $1.5 million and $1.6 million, respectively, within Accrued expenses and other current liabilities in the Condensed Consolidated Balance Sheets related to these matters.

We are a defendant in a lawsuit related to an alleged violation of the Illinois Biometric Information Privacy Act. We deny these allegations and intend to vigorously defend against this lawsuit. Based on the information currently available, we are unable to reasonably estimate a possible loss or range of possible losses. As a result, no litigation reserve has been recorded in the Condensed Consolidated Balance Sheets related to this matter.

VIVID SEATS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Other

In 2018, the U.S. Supreme Court issued its decision in South Dakota v. Wayfair Inc., which overturned previous case law that had precluded states from imposing sales tax collection requirements on retailers without a physical presence in the state. In response, most states have already adopted laws that attempt to impose tax collection obligations on out-of-state companies, and we have registered and are collecting tax, where required by statute. However, states or local governments may continue to adopt laws requiring that we calculate, collect, and remit taxes on sales in their jurisdictions. A successful assertion by one or more jurisdictions could result in tax liabilities, including taxes on past sales, as well as penalties and interest. Based on our analysis of certain state regulations, specifically related to marketplace facilitators and ticket sales, we do not believe risk of loss is probable on historical revenue activities where tax has not already been remitted. We continuously monitor state regulations and will implement required collection and remittance procedures if and when we are subject to such regulations.

Share Repurchase Program

On May 25, 2022, our board of directors authorized a share repurchase program of our Class A common stock of up to $40.0 million (“Repurchase Program”). The Repurchase Program was announced on May 26, 2022 and was effective through March 31, 2023. For the period ended March 31, 2023, we repurchased 1.0 million shares of our Class A common stock for $7.6 million under the Repurchase Program and paid less than $0.1 million in commissions. Cumulatively under the Repurchase Program, we repurchased 5.3 million shares of our Class A common stock for $40.0 million and paid $0.1 million in commissions. The share repurchases are accounted for as Treasury stock in the Condensed Consolidated Balance Sheets.

12. RELATED-PARTY TRANSACTIONS

Vivid Cheers Inc.

In December 2020, Vivid Cheers Inc. (“Vivid Cheers”) was incorporated as a non-profit organization within the meaning of Section 501(c)(3) of the Internal Revenue Code. Vivid Cheers’ mission is to support causes and organizations dedicated to healthcare, education, and support of workers in the live events industry during times of need. We have the right to elect the Board of Directors of Vivid Cheers, which currently comprises our executives. We do not have a controlling financial interest in Vivid Cheers, and accordingly, do not consolidate Vivid Cheers’ statement of activities with its financial results. We made no charitable contributions to Vivid Cheers during the three months ended March 31, 2023. We made charitable contributions to Vivid Cheers of $0.6 million during the three months ended March 31, 2022. We had no accrued charitable contributions payable as of March 31, 2023 and December 31, 2022.

Viral Nation Inc.

Viral Nation Inc. (“Viral Nation”) is a marketing agency that creates viral and social media influencer campaigns and provides advertising, marketing, and technology services. Todd Boehly, a member of our Board, is the co-founder, Chairman and CEO of Eldridge Industries, which owns in excess of 25% of Viral Nation. We incurred no expense and $0.1 million for the three months ended March 31, 2023 and 2022, respectively, which is presented in Marketing and selling expenses in the Consolidated Statements of Operations.

Rolling Stone

Rolling Stone is a high-profile magazine and media platform that focuses on music, film, TV, and news coverages. Todd Boehly, a member of our Board, is the co-founder, Chairman and CEO of Eldridge Industries,

VIVID SEATS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

which owns in excess of 20% of Rolling Stone. We incurred an expense of $0.3 million and $0.1 million as part of our multifaceted partnership with Rolling Stone for the three months ended March 31, 2023 and 2022, respectively, which is presented in Marketing and selling expenses in the Consolidated Statements of Operations.

Khoros, LLC

Khoros, LLC (“Khoros”) is a social media engagement and management platform. Martin Taylor, a member of our Board, is a principal at Vista Equity Partners, which is one of our investors and a majority owner of Khoros. We incurred an expense of less than $0.1 million for the three months ended March 31, 2023, which is presented in General and administrative expenses in the Consolidated Statements of Operations. There was no expense for the three months ended March 31, 2022.

13. INCOME TAXES

We recorded a valuation allowance against our net deferred tax asset as of March 31, 2023 and December 31, 2022. We expect to continue maintaining a full valuation allowance on our net deferred tax asset until there is sufficient positive evidence to support the reversal of a portion of this allowance. However, given our current earnings and anticipated future earnings, we believe that there is a reasonable possibility that within the next 3 to 6 months, sufficient positive evidence may become available to allow us to reach a conclusion that a significant portion or the entirety of the valuation allowance will no longer be necessary to be recorded against our net deferred tax asset. Release of the valuation allowance would result in the recognition of previously unrecognized deferred tax assets and an income tax benefit in the period in which the release of the valuation allowance is recorded. However, the exact timing and amount of the valuation allowance release are subject to change on the basis of the level of positive evidence becoming available.

For the three months ended March 31, 2023 and 2022, we recorded a $0.3 million and $0.1 million income tax expense in continuing operations, respectively. Our effective income tax rate differs from the 21% U.S. federal statutory rate due to a non-controlling interest adjustment for VSI’s allocable share of Hoya Intermediate’s income, release of valuation allowances due to utilization of attributes, and state taxes.

14. EQUITY BASED COMPENSATION

The 2021 Incentive Award Plan (“2021 Plan”) was approved and adopted in order to facilitate the grant of equity incentive awards to our employees, directors and consultants. The 2021 Plan became effective on October 18, 2021 upon closing of the Merger Transaction.

Restricted Stock Units (“RSUs”)

On March 11, 2023, we granted 2.5 million RSUs to certain employees at a weighted average grant date fair value of $7.17 per share. RSUs granted to employees vest over three years, with one-third vesting upon the one-year anniversary of the grant date and the remaining portion vesting on a quarterly basis thereafter, subject to the employee’s continued employment through the applicable vesting date.

We account for forfeitures of outstanding, but unvested grants, in the period they occur. During the three months ended March 31, 2023, there were less than 0.1 million RSUs forfeited. During the three months ended March 31, 2023 and 2022, 0.5 million and less than 0.1 million RSUs vested, respectively. At March 31, 2023, we had 4.5 million total RSUs outstanding and 2.6 million RSUs were outstanding at December 31, 2022.

VIVID SEATS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Stock options

On March 10, 2023, we granted 3.6 million stock options at an exercise price of $7.17 to certain employees. The grant date fair value is $3.30 per option. Stock options provide for the purchase of shares of our Class A common stock in the future at an exercise price set on the grant date. These stock options vest over three years, with one-third vesting upon the one-year anniversary of the grant date and the remaining portion vesting on a quarterly basis thereafter. The stock options have a contractual term of ten years from the date of the grant, subject to the employee’s continued employment through the applicable vesting date. The fair value of stock options granted is estimated on the grant date using the Black-Scholes model. The following assumptions were used to calculate the fair value of our stock awards on March 10, 2023:

Volatility	42.0%
Expected term (years)	5.9
Risk-free rate	3.9%
Dividend yield	0.0%

At March 31, 2023, there were 9.7 million total stock options outstanding and 6.1 million stock options were outstanding as of December 31, 2022. No stock options were exercised during the three months ended March 31, 2023. During the three months ended March 31, 2023, there were less than 0.1 million stock options forfeited or expired.

Compensation expense

For the three months ended March 31, 2023, equity-based compensation expense related to RSUs was $2.7 million compared to $1.3 million for the three months ended March 31, 2022. Unrecognized compensation expense relating to unvested RSUs as of March 31, 2023, was $41.7 million, which is expected to be recognized over a weighted average period of approximately three years.

For the three months ended March 31, 2023, equity-based compensation expense related to stock options was $1.8 million compared to $1.1 million for the three months ended March 31, 2022. Unrecognized compensation expense relating to unvested stock options as of March 31, 2023, was $29.1 million, which is expected to be recognized over a weighted average period of approximately three years.

For the three months ended March 31, 2023 and 2022, equity-based compensation expense related to profit interests was $1.0 million. Unrecognized compensation expense as of March 31, 2023 related to these incentive units was $3.5 million, which is expected to be recognized over a weighted average period of approximately two years.

For the three months ended March 31, 2023, equity-based compensation expense excludes $0.5 million related to capitalized development costs.

15. EARNINGS PER SHARE

We calculate basic and diluted net income per share of Class A common stock in accordance with ASC 260, Earnings per Share. Class B common stock does not have economic rights in VSI and as a result, is not considered a participating security for basic and diluted income per share. As such, basic and diluted income per share of Class B common stock has not been presented. However, holders of Class B common stock are allocated income in Hoya Intermediate (our operating entity) according to their weighted average percentage ownership of Intermediate Units during each quarter.

VIVID SEATS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Net income attributable to redeemable noncontrolling interests is calculated by multiplying Hoya Intermediate’s net income incurred in each quarterly period by Hoya Topco’s weighted average percentage ownership of Intermediate Units during the period. Hoya Topco has the right to exchange its Intermediate Units for shares of VSI Class A common stock on a one-to-one basis or cash proceeds of equal value at the time of redemption. The option to redeem Intermediate Units for cash proceeds must be approved by the Board of VSI, which as of March 31, 2023, is controlled by investors in Hoya Topco. The ability to put Intermediate Units is solely within the control of the holder of the redeemable noncontrolling interests. If Hoya Topco elects the redemption to be settled in cash, the cash used to settle the redemption must be funded through a private or public offering of Class A common stock and subject to our Board’s approval.

The following table provides the net income attributable to Hoya Topco’s redeemable noncontrolling interest (in thousands):

	Three Months Ended March 31, 2023	Three Months Ended March 31, 2022
Net income—Hoya Intermediate	$30,272	$3,138
Hoya Topco’s weighted average % allocation of Hoya Intermediate’s net income (loss)	59.8%	59.9%

Net income attributable to Hoya Topco’s redeemable noncontrolling interests	$18,090	$1,879

Net income to Class A common stock–basic is calculated by subtracting the portion of Hoya Intermediate’s net income attributable to redeemable noncontrolling interests from our total net income, which includes our net income for activities outside of our investment in Hoya Intermediate as well as the full results of Hoya Intermediate on a consolidated basis.

Net income per Class A common stock–diluted is based on the average number of shares of Class A common stock used for the basic earnings per share calculation, adjusted for the weighted-average number of common share equivalents outstanding for the period determined using the treasury stock method and if-converted method, as applicable. Net income attributable to Class A common stockholders–diluted is adjusted for our share of Hoya Intermediate’s consolidated net income after giving effect to Intermediate Units that convert into potential shares of Class A common stock, to the extent it is dilutive. In addition, Net income attributable to Class A common stockholders–diluted is adjusted for the impact of changes in the fair value of Hoya Intermediate Warrants, to the extent they are dilutive.

VIVID SEATS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

The following tables set forth the computation of basic and diluted net income per share of Class A common stock for the periods where we had Class A and Class B common stock outstanding (in thousands, except share and per share data):

	Three Months Ended March 31, 2023	Three Months Ended March 31, 2022
Numerator—basic:
Net income	$30,272	$3,138
Less: Income attributable to redeemable noncontrolling interests	18,090	1,879

Net income attributable to Class A Common Stockholders—basic	12,182	1,259

Denominator—basic:
Weighted average Class A common stock outstanding—basic	77,410,820	79,151,929

Net income per Class A common stock—basic	$0.16	$0.02

Numerator—diluted:
Net income attributable to Class A Common Stockholders—basic	$12,182	$1,259
Net income effect of dilutive securities:
Effect of dilutive Noncontrolling Interest	16,849	1,720
Effect of Exercise Warrants	—	9
Effect of RSUs	20	—

Net income attributable to Class A Common Stockholders—diluted	29,051	2,988

Denominator—diluted:
Weighted average Class A common stock outstanding—basic	77,410,820	79,151,929
Weighted average effect of dilutive securities:
Effect of dilutive Noncontrolling Interest	118,200,000	118,200,000
Effect of Exercise Warrants	—	1,035,625
Effect of RSUs	213,162	26,593

Weighted average Class A common stock outstanding—diluted	195,823,982	198,414,147

Net income per Class A common stock—diluted	$0.15	$0.02

Potential shares of common stock are excluded from the computation of diluted net income per share if their effect would have been anti-dilutive for the period presented or if the issuance of shares is contingent upon events that did not occur by the end of the period.

VIVID SEATS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

The following tables present potentially dilutive securities excluded from the computation of diluted net income per share for the periods presented that could potentially dilute earnings per share in the future:

	Three Months Ended March 31, 2023	Three Months Ended March 31, 2022
RSUs	991,301	1,292,011
Stock options	9,698,759	6,660,995
Public Warrants and Private Warrants	13,286,644	24,652,569
Exercise Warrants	34,000,000	17,000,000
Hoya Intermediate Warrants	6,000,000	6,000,000
Noncontrolling Interest	—	—

Report of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of Vivid Seats Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Vivid Seats Inc. and subsidiaries (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income (loss), deficit, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of Matter

As discussed in Note 1 to the financial statements, the Company consummated a merger on October 18, 2021, which has been accounted for as a reverse recapitalization. The financial statements of the Company represent a continuation of the financial statements of Hoya Intermediate, LLC.

/s/ Deloitte & Touche LLP

Chicago, Illinois

March 7, 2023

We have served as the Company’s auditor since 2021.

VIVID SEATS INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share data)

	December 31,	December 31,
	2022	2021
Assets
Current assets:
Cash and cash equivalents	$251,542	$489,530
Restricted cash	748	280
Accounts receivable – net	36,531	36,124
Inventory – net	12,783	11,773
Prepaid expenses and other current assets	29,912	72,504

Total current assets	331,516	610,211
Property and equipment – net	10,431	1,082
Right-of-use assets – net	7,859	—
Intangible assets – net	81,976	78,511
Goodwill	715,258	718,204
Other non-current assets	4,391	787

Total assets	$1,151,431	$1,408,795

Liabilities and equity (deficit)
Current liabilities:
Accounts payable	$161,312	$191,201
Accrued expenses and other current liabilities	181,970	281,156
Deferred revenue	31,983	25,139
Current maturities of long-term debt	2,750	—

Total current liabilities	378,015	497,496
Long-term debt – net	264,898	460,132
Long-term lease liabilities	14,911	—
Other liabilities	13,445	25,834

Total long-term liabilities	293,254	485,966
Commitments and contingencies (Note 17)
Redeemable noncontrolling interests	862,860	1,286,016
Shareholders’ deficit
Class A common stock, $0.0001 par value; 500,000,000 shares authorized, 82,410,774 issued and outstanding at December 31, 2022; 79,091,871 shares issued and outstanding at December 31, 2021	8	8
Class B common stock, $0.0001 par value; 250,000,000 shares authorized, 118,200,000 issued and outstanding at December 31, 2022 and December 31, 2021	12	12
Additional paid-in capital	663,908	182,091
Treasury stock, at cost, 4,342,477 shares at December 31, 2022; no shares at December 31, 2021	(32,494)	—
Accumulated deficit	(1,014,132)	(1,042,794)

Total Shareholders’ deficit	(382,698)	(860,683)

Total liabilities, Redeemable noncontrolling interests, and Shareholders’ deficit	$1,151,431	$1,408,795

The accompanying notes are an integral part of these financial statements.

VIVID SEATS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share data)

	Years Ended December 31,
	2022	2021	2020
Revenues	$600,274	$443,038	$35,077
Costs and expenses:
Cost of revenues (exclusive of depreciation and amortization shown separately below)	140,508	90,617	24,690
Marketing and selling	248,375	181,358	38,121
General and administrative	127,619	92,170	66,199
Depreciation and amortization	7,732	2,322	48,247
Impairment charges	—	—	573,838
Change in fair value of contingent consideration	(2,065)	—	—

Income (loss) from operations	78,105	76,571	(716,018)
Other (income) expense:
Interest expense – net	12,858	58,179	57,482
Loss on extinguishment of debt	4,285	35,828	685
Other (income) expense	(8,227)	1,389	—

Income (loss) before income taxes	$69,189	$(18,825)	$(774,185)
Income tax expense (benefit)	(1,590)	304	—

Net income (loss)	70,779	(19,129)	(774,185)
Net loss attributable to Hoya Intermediate, LLC shareholders prior to reverse recapitalization	—	(12,836)	(774,185)
Net income (loss) attributable to redeemable noncontrolling interests	42,117	(3,010)	—

Net income (loss) attributable to Class A Common Stockholders	$28,662	$(3,283)	$—

Income (loss) per Class A Common Stock(1):
Basic	$0.36	$(0.04)
Diluted	$0.36	$(0.04)
Weighted average Class A Common Stock outstanding(1):
Basic	80,257,247	77,498,775
Diluted	198,744,381	77,498,775

(1)	There were no shares of Class A Common Stock outstanding prior to October 18, 2021. Therefore, no income (loss) per share information has been presented for any period prior to that date.

The accompanying notes are an integral part of these financial statements.

VIVID SEATS INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in thousands)

	Years Ended December 31,
	2022	2021	2020
Net income (loss)	$70,779	$(19,129)	$(774,185)
Other comprehensive income (loss):
Unrealized gain on derivative instruments	—	822	1,095

Comprehensive income (loss), net of taxes	$70,779	$(18,307)	$(773,090)
Comprehensive loss attributable to Hoya Intermediate, LLC shareholders prior to reverse recapitalization	—	(12,836)	(773,090)
Comprehensive income (loss) attributable to redeemable noncontrolling interests	42,117	(3,010)	—

Comprehensive income (loss) attributable to Class A Common Stockholders	$28,662	$(2,461)	$—

The accompanying notes are an integral part of these financial statements.

VIVID SEATS INC.

CONSOLIDATED STATEMENTS OF EQUITY (DEFICIT)

(in thousands, except share/unit data)

	Redeemable senior preferred units		Redeemable preferred units			Common units		Class A Common Shares		Class B Common Shares			Treasury Stock
	Units	Amount	Units	Amount	Redeemable noncontrolling interests	Units	Amount	Shares	Amount	Shares	Amount	Additional paid-in capital	Shares	Amount	Accumulated deficit	Accumulated other comprehensive (income) loss	Total shareholders’ equity (deficit)
Balances at January 1, 2020	100	$197,154	100	$9,939	$—	100	$—	—	$—	—	$—	$772,683	—	$—	$(252,490)	$(1,917)	$518,276
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(774,185)	—	(774,185)
Unrealized gain on derivative instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	887	887
Loss reclassified from accumulated other comprehensive loss to earnings	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	208	208
Deemed contribution from former parent	—	—	—	—	—	—	—	—	—	—	—	4,287	—	—	—	—	4,287
Accretion of senior preferred units	—	21,134	—	—	—	—	—	—	—	—	—	(21,134)	—	—	—	—	(21,134)
Distributions to former parent	—	—	—	—	—	—	—	—	—	—	—	(120)	—	—	—	—	(120)

Balances at December 31, 2020	100	$218,288	100	$9,939	$—	100	$—	—	$—	—	$—	$755,716	—	$—	$(1,026,675)	$(822)	$(271,781)
Net loss prior to reverse recapitalization	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(12,836)	—	(12,836)
Loss reclassified from accumulated other comprehensive loss to earnings prior to reverse recapitalization	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	822	822

	Redeemable senior preferred units		Redeemable preferred units			Common units		Class A Common Shares		Class B Common Shares			Treasury Stock
	Units	Amount	Units	Amount	Redeemable noncontrolling interests	Units	Amount	Shares	Amount	Shares	Amount	Additional paid-in capital	Shares	Amount	Accumulated deficit	Accumulated other comprehensive (income) loss	Total shareholders’ equity (deficit)
Deemed contribution from former parent prior to reverse recapitalization	—	—	—	—	—	—	—	—	—	—	—	3,692	—	—	—	—	3,692
Accretion of senior preferred units prior to reverse recapitalization	—	17,738	—	—	—	—	—	—	—	—	—	(17,738)	—	—	—	—	(17,738)
Reverse recapitalization, net	(100)	(236,026)	(100)	(9,939)	84,874	(100)	—	76,948,433	8	118,200,000	12	637,341	—	—	—	—	637,361
Net loss after reverse recapitalization	—	—	—	—	(3,010)	—	—	—	—	—	—	—	—	—	(3,283)	—	(3,283)
Deemed contribution from former parent after reverse recapitalization	—	—	—	—	438	—	—	—	—	—	—	293	—	—	—	—	293
Equity-based compensation after reverse recapitalization	—	—	—	—	—	—	—	—	—	—	—	1,624	—	—	—	—	1,624
Change in fair value of warrants	—	—	—	—	—	—	—	—	—	—	—	1,269	—	—	—	—	1,269
Issuance of shares related to acquisition	—	—	—	—	—	—	—	2,143,438	—	—	—	21,306	—	—	—	—	21,306
Dividends paid to Class A Common Shareholders	—	—	—	—	—	—	—	—	—	—	—	(17,698)	—	—	—	—	(17,698)
Subsequent remeasurement of Redeemable noncontrolling interests	—	—	—	—	1,203,714	—	—	—	—	—	—	(1,203,714)	—	—	—	—	(1,203,714)

	Redeemable senior preferred units		Redeemable preferred units			Common units		Class A Common Shares		Class B Common Shares			Treasury Stock
	Units	Amount	Units	Amount	Redeemable noncontrolling interests	Units	Amount	Shares	Amount	Shares	Amount	Additional paid-in capital	Shares	Amount	Accumulated deficit	Accumulated other comprehensive (income) loss	Total shareholders’ equity (deficit)
Balances at December 31, 2021	—	$—	—	$—	$1,286,016	—	$—	79,091,871	$8	118,200,000	$12	$182,091	—	$—	$(1,042,794)	$—	$(860,683)

Net income	—	—	—	—	42,117	—	—	—	—	—	—	$—	—	—	28,662	—	28,662
Issuance of shares	—	—	—	—	—	—	—	591,118	—	—	—	—	—	—	—	—	—
Deemed contribution from former parent	—	—	—	—	2,687	—	—	—	—	—	—	1,824	—	—	—	—	1,824
Equity-based compensation	—	—	—	—	—	—	—	—	—	—	—	14,621	—	—	—	—	14,621
Repurchases of common stock	—	—	—	—	—	—	—	—	—	—	—	—	(4,342,477)	(32,494)	—	—	(32,494)
Distributions to non-controlling interest	—	—	—	—	(5,245)	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of contingent consideration	—	—	—	—	—	—	—	—	—	—	—	2,657	—	—	—	—	2,657
Subsequent remeasurement of Redeemable noncontrolling interests	—	—	—	—	(462,715)	—	—	—	—	—	—	462,715	—	—	—	—	462,715
Increase in common shares outstanding following warrant exchange	—	—	—	—	—	—	—	2,727,785	—	—	—	—	—	—	—	—	—

Balances at December 31, 2022	—	$—	—	$—	$862,860	—	$—	82,410,774	$8	118,200,000	$12	$663,908	(4,342,477)	$(32,494)	$(1,014,132)	$—	$(382,698)

The accompanying notes are an integral part of these financial statements.

VIVID SEATS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Years Ended December 31,
	2022	2021	2020
Cash flows from operating activities
Net income (loss)	$70,779	$(19,129)	$(774,185)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	7,732	2,322	48,247
Amortization of deferred financing costs and interest rate cap	1,052	4,472	3,863
Loss on asset disposals	369	—	169
Equity-based compensation expense	19,053	6,047	4,287
Loss on extinguishment of debt	4,285	35,828	685
Interest expense paid-in-kind	—	25,214	15,678
Change in fair value of warrants	(8,227)	1,389	—
Impairment charges	—	—	573,838
Amortization of right-of-use assets	2,170	—	—
Change in fair value of contingent consideration	(2,065)	—	—
Changes in operating assets and liabilities:
Accounts receivable	(329)	(874)	(10,250)
Inventory	(1,010)	(4,311)	4,094
Prepaid expenses and other current assets	42,894	7,623	(67,584)
Accounts payable	(30,779)	128,160	(28,674)
Accrued expenses and other current liabilities	(94,415)	14,196	195,404
Deferred paid-in-kind interest paid on May 2020 First Lien Loan	—	(44,141)	—
Deferred revenue	6,844	19,183	24
Other assets and liabilities	(3,978)	(189)	512

Net cash provided by (used in) operating activities	14,375	175,790	(33,892)
Cash flows from investing activities
Cash acquired (paid) in acquisition	(8)	301	—
Purchases of property and equipment	(3,558)	(1,132)	(341)
Purchases of personal seat licenses	(165)	(76)	—
Investments in developed technology	(11,684)	(8,438)	(7,264)

Net cash used in investing activities	(15,415)	(9,345)	(7,605)
Cash flows from financing activities
Proceeds from February 2022 First Lien Loan	275,000	—	—
Payments of February 2022 First Lien Loan	(2,062)	—	—
Distributions to non-controlling interests	(5,245)	—	—
Repurchase of Common Stock as Treasury Stock	(32,494)	—	—
Cash paid for milestone payments	(1,111)	—	—
Proceeds from PIPE Financing	—	475,172	—
Proceeds from the Merger Transaction	—	277,738	—
Redemption of Redeemable Senior Preferred Units	—	(236,026)	—
Payments of May 2020 First Lien Loan	—	(260,000)	—
Payments of June 2017 First Lien Loan	(465,712)	(153,009)	(5,856)
Prepayment penalty on extinguishment of debt	—	(27,974)	—
Payment of reverse recapitalization costs	—	(20,175)	—
Dividends paid to Class A Common Stock Shareholders	—	(17,698)	—
Proceeds from May 2020 First Lien Loan	—	—	260,000
Proceeds from Revolving Facility	—	—	50,000
Payments of Revolving Facility	—	—	(50,000)
Payments of deferred financing costs and other debt-related costs	(4,856)	—	(8,479)
Distributions	—	—	(120)

Net cash (used in) provided by financing activities	(236,480)	38,028	245,545

Net increase (decrease) in cash, cash equivalents, and restricted cash	(237,520)	204,473	204,048

Cash, cash equivalents, and restricted cash – beginning of period	489,810	285,337	81,289

Cash, cash equivalents, and restricted cash – end of period	$252,290	$489,810	$285,337

Supplemental disclosure of cash flow information:
Paid-in-kind interest added to May 2020 First Lien Loan principal	$—	$28,463	$15,678
Cash paid for interest	$14,794	$72,736	$34,592
Acquisition non-cash consideration	$—	$21,306	$—
Property and equipment acquired through tenant improvement allowance	$6,472	$—	$—
Right-of-use assets obtained in exchange for lease obligations	$3,406	$—	$—
Equity-based compensation expense related to capitalized development costs	$79	$—	$—

The accompanying notes are an integral part of these financial statements.

VIVID SEATS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. BACKGROUND, DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Vivid Seats Inc. (“VSI”) and its subsidiaries including Hoya Intermediate, LLC (“Hoya Intermediate”), Hoya Midco, LLC (“Hoya Midco”), and Vivid Seats LLC (collectively the “Company,” “us,” “we,” and “our”) provide an online secondary ticket marketplace that enables ticket buyers to discover and easily purchase tickets to concert, sporting and theater events in the United States and Canada. Through our Marketplace segment, we operate an online platform enabling ticket buyers to purchase tickets to live events, while enabling ticket sellers to seamlessly manage their operations. In our Resale segment, we acquire tickets to resell on secondary ticket marketplaces, including our own.

Our consolidated financial statements include all of our accounts, including those of our consolidated subsidiaries. All intercompany transactions and balances have been eliminated in consolidation. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

VSI was incorporated in Delaware on March 29, 2021 as a wholly owned subsidiary of Hoya Intermediate. VSI was formed for the purpose of completing the transactions contemplated by the definitive transaction agreement, dated April 21, 2021 (the “Transaction Agreement”), by and among Horizon Acquisition Corporation (“Horizon”), a publicly traded special purpose acquisition company, Hoya Intermediate, Hoya Topco, VSI, and the other parties thereto. On October 18, 2021, the transactions contemplated by the Transaction Agreement were completed.

The Merger Transaction and PIPE Financing—On October 18, 2021, we consummated a series of transactions (collectively, the “Merger Transaction”) between Horizon, VSI, and Hoya Intermediate. The Merger Transaction was accounted for as a reverse recapitalization, with Hoya Intermediate treated as the accounting acquirer. Accordingly, our consolidated financial statements represent a continuation of the financial statements of Hoya Intermediate with net assets of Hoya Intermediate stated at historical cost.

In connection with the Merger Transaction, VSI:

•

Issued 29,431,260 shares of Class A common stock to former shareholders of Horizon, whereby $293.2 million in cash and cash equivalents (after the payment of $18.7 million in transaction costs incurred by Horizon) of Horizon became available to VSI. We subsequently paid an additional $15.5 million in transaction costs incurred by Horizon using the cash and cash equivalents that became available to VSI;

•

Issued 118,200,000 shares of Class B common stock and 6,000,000 warrants at an exercise price of $0.001 per share to purchase Class B common stock (“Class B Warrants”), which are only exercisable upon the exercise of a corresponding Hoya Intermediate Warrant (defined below), to Hoya Topco in exchange for the outstanding shares of Hoya Intermediate;

•

Received $475.2 million in aggregate consideration from certain investors, including Horizon Sponsor in exchange for 47,517,173 shares of Class A common stock, pursuant to a private investment in public equity (“PIPE Financing”).

•

Used proceeds from Horizon and the PIPE Financing to pay (i) $482.4 million towards our outstanding debt, (ii) $236.0 million to facilitate the redemption of preferred units held in Hoya Intermediate, and (iii) $54.3 million for transaction fees incurred in connection with the Merger Transaction;

•

Issued to Horizon Sponsor (i) warrants to purchase 17,000,000 shares of Class A common stock at an exercise price of $10.00 per share , (ii) warrants to purchase 17,000,000 shares of Class A common stock at an exercise of $15.00 per share (collectively, the “Exercise Warrants”), and (iii) 50,000 shares of Class A common stock; and

VIVID SEATS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

•

Issued private warrants to purchase 6,519,791 shares of Class A common stock at an exercise price of $11.50 per share (“Private Warrants”), and public warrants to purchase 18,132,776 shares of Class A common stock at an exercise price of $11.50 per share (“Public Warrants”), to former holders of Horizon warrants.

In connection with the Merger Transaction, Hoya Intermediate issued to Hoya Topco (i) warrants to purchase 3,000,000 shares of common units of Hoya Intermediate (“Intermediate Units”) at an exercise price of $10.00 per share, and (ii) warrants to purchase 3,000,000 shares of Intermediate Units at an exercise of $15.00 per share (collectively, the “Hoya Intermediate Warrants”). A portion of the Hoya Intermediate Warrants consisting of warrants to purchase 1,000,000 Intermediate Units at exercise prices of $10.00 and $15.00 per unit (“Option Contingent Warrants”), respectively, were issued in tandem with stock options issued by VSI to members of our management team (“Management Options”). The Option Contingent Warrants only become available to exercise by Hoya Topco in the event that a Management Option is forfeited or goes unexercised. For additional details regarding the issuance of warrants in connection with the Merger Transaction refer to Note 14, Financial Instruments.

Following the Merger Transaction, the legacy unit holders of Hoya Intermediate own a controlling interest in VSI through their ownership of Class B common stock in VSI.

Immaterial Correction of an Error in Prior Period—We identified an immaterial error related to the classification of the payment of previously deferred interest in our Consolidated Statement of Cash Flows for the year ended December 31, 2021. The payment of $44.1 million of deferred interest was previously classified as a financing cash outflow included within the Payments of May 2020 First Lien Loan in the Consolidated Statement of Cash flows. We subsequently determined that the $44.1 million should have been classified as an operating cash outflow in the Consolidated Statement of Cash Flows. We therefore conducted an evaluation of the quantitative and qualitative factors outlined in Staff Accounting Bulletin No. 99 and concluded that the impact of the cash flow classification error was not material to the previously issued financial statements. We corrected the deferred interest payment of $44.1 million from an outflow in cash flows from financing activities to an outflow in cash flows from operating activities in the Consolidated Statement of Cash Flows for the year ended December 31, 2021. The effect of the error did not impact the Consolidated Statement of Operations, the Consolidated Statement of Comprehensive Income (Loss), or the Consolidated Statement of Equity (Deficit) for the year ended December 31, 2021. The effect of the error did not impact the Consolidated Balance Sheet as of December 31, 2021.

The impact of this correction in the Consolidated Statement of Cash Flows for the year ended December 31, 2021 is as follows:

	As Reported	As Restated
Cash flows from operating activities
Deferred paid-in-kind interest paid on May 2020 Loan	$—	$(44,141)
Net cash provided by operating activities	219,931	175,790
Cash flows from financing activities
Payments of May 2020 First Lien Loan	(304,141)	(260,000)
Net cash (used in) provided by financing activities	(6,113)	38,028
Supplemental disclosure of cash flow information:
Cash paid for interest	28,595	72,736

COVID-19 Update—Beginning in the second quarter of 2021, and continuing throughout 2022, we have seen a recovery in ticket orders as mitigation measures ease. While we have experienced recovery from the COVID-19

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pandemic, uncertainty remains around the potential for new variants to emerge or case counts to rise. We expect some of our key accounting estimates to continue to evolve depending on the degree of future impacts associated with the COVID-19 pandemic. If economic conditions caused by the pandemic worsen, our financial condition, cash flows, and results of operations may be materially impacted.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates—We use estimates and assumptions in the preparation of our consolidated financial statements in accordance with GAAP. Our estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Our actual financial results could differ significantly from these estimates. The significant estimates underlying our consolidated financial statements include the accrual for future customer compensation and the related recovery of future customer compensation asset; breakage rates related to customer credits; usage assumptions for our loyalty program; inventory valuation; valuation of equity-based compensation; valuation of warrants; valuation of acquired intangible assets and goodwill and valuation of earnouts issued in connection with our acquisition of Betcha Sports, Inc. (“Betcha”, as renamed “Vivid Picks”); useful life of definite-lived intangible assets and other long-lived assets; impairments of goodwill, indefinite-lived intangible assets, definite-lived intangible assets and long-lived assets, and valuation allowances.

Cash and Cash Equivalents—Cash and cash equivalents include all cash balances and highly liquid investments purchased with original maturities of three months or less. Our cash and cash equivalents consist primarily of domestic bank accounts, interest-bearing deposit accounts, and money market accounts managed by third-party financial institutions. Cash and cash equivalents are valued by us based on quoted prices in an active market, which represent a Level 1 measurement within the fair value hierarchy.

Cash and cash equivalents held in interest-bearing accounts may exceed the Federal Deposit Insurance Corporation insurance limits. To reduce credit risk, we monitor the credit standing of the financial institutions that hold our cash and cash equivalents. However, balances could be impacted in the future if underlying financial institutions fail. As of December 31, 2022 and 2021, we have not experienced any loss or lack of access to its cash and cash equivalents.

Restricted Cash—Restricted cash consists of funds reserved for Vivid Picks account balances, which are required to remain separate from our operational funds and are reserved for users.

Accounts Receivable and Credit Policies—$18.9 million and $9.5 million of the Accounts receivable balance at December 31, 2022 and 2021, respectively, consisted of uncollateralized payment processor obligations due under normal trade terms typically requiring payment within three business days. Credit risk with respect to accounts receivable from payment processing entities is limited due to the consolidation of those receivables with large financial institutions and the frequency with which the receivables turn over.

$1.0 million and $7.2 million of the Accounts receivable balance at December 31, 2022 and 2021, respectively, consisted of amounts due from marketplace ticket sellers for cancelled event tickets. We recorded an allowance for doubtful accounts of $0.1 million and $1.4 million at December 31, 2022 and 2021, respectively, to reflect potential challenges in collecting funds from marketplace ticket sellers. The allowance for doubtful accounts decreased during 2022 as ticket sellers on the marketplace platform repaid their outstanding balances or uncollectable amounts were written off. Accounts receivable balances are stated net of allowance for doubtful accounts and bad debt expense is presented as a reduction of Revenues in the Consolidated Statements of Operations.

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$11.7 million and $14.5 million of the Accounts receivable balance at December 31, 2022 and 2021, respectively, consisted of amounts due from distribution partners for cancellation charges, primarily related to cancelled events. We recorded an allowance for doubtful accounts of $3.6 million and $1.6 million at December 31, 2022 and 2021, respectively, to reflect potential challenges in collecting funds from distribution partners, particularly for amounts due upon usage of store credit previously issued to buyers. Accounts receivable balances are stated net of allowance for doubtful accounts and bad debt expense is presented as a reduction of Revenues in the Consolidated Statements of Operations.

Write-offs were $4.9 million, $1.0 million, and less than $0.1 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Inventory—Inventory consists of tickets to live events purchased by our Resale segment. All inventory is valued at the lower of cost or net realizable value, determined by the specific identification method. A provision is recorded to adjust inventory to its estimated realizable value when inventory is determined to be in excess of anticipated demand. During the years ended December 31, 2022, 2021, and 2020, we incurred inventory write-downs of $5.0 million, $2.1 million, and $1.6 million, respectively, which are presented in Cost of revenues in the Consolidated Statements of Operations.

Property and Equipment—Property and equipment are stated at cost, net of depreciation. Depreciation is computed using the straight-line method over the following estimated useful lives:

Asset Class	Useful Life
Computer Equipment	5 years
Purchased Software	3 years
Furniture and Fixtures	7 years

Leasehold improvements are amortized over the shorter of the term of the lease or the improvements’ estimated useful lives.

Long-Lived Assets Impairment Assessments—We review our long-lived assets (property and equipment – net and personal seat licenses – net) for impairment whenever events or changes in circumstances indicate the carrying amount of an asset or asset group may not be recoverable. The fair value of our long-lived assets is determined using both the market approach and income approach, utilizing Level 3 inputs. If circumstances require a long-lived asset or asset group to be held and used be tested for possible impairment, we first compare the undiscounted cash flows expected to be generated by that long-lived asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent the carrying amount exceeds its fair value.

During the second quarter of 2020, we determined a triggering event occurred that required us to evaluate our long-lived assets for impairment. We recorded an impairment charge as a result of those assessments. Refer to Note 6, Impairments, for additional information.

Goodwill and Intangible Assets—Goodwill represents the excess purchase price over the fair value of the net assets acquired. Intangible assets other than goodwill primarily consists of customer and supplier relationships, developed technology, non-compete agreements, and trademarks.

We evaluate goodwill and our indefinite-lived intangible asset for impairment annually on October 31 or more frequently when an event occurs or circumstances change that indicates the carrying value may not be recoverable. We have the option to assess goodwill and our indefinite-lived intangible asset for impairment by

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first performing a qualitative assessment to determine whether it is more-likely-than-not that the fair value of a reporting unit or the indefinite-lived intangible asset is less than its carrying value. If it is determined that the reporting unit’s or the indefinite-lived intangible asset’s fair value is more-likely-than-not less than its carrying value, or if we do not elect the option to perform an initial qualitative assessment, we perform a quantitative assessment of the reporting unit’s or the indefinite-lived intangible asset’s fair value. If the fair value of the reporting unit or the indefinite-lived intangible asset is in excess of its carrying value, the related goodwill or the indefinite-lived intangible asset is not impaired. If the fair value of the reporting unit is less than the carrying value, we recognize an impairment equal to the difference between the carrying value of the reporting unit and its fair value, not to exceed the carrying value of goodwill. If the fair value of the indefinite-lived intangible asset is less than the carrying value, we recognize an impairment equal to the difference.

We review our definite-lived intangible assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset or asset group may not be recoverable. If circumstances require a definite-lived intangible asset or its asset group to be held and used be tested for possible impairment, we first compare the undiscounted cash flows expected to be generated by that definite-lived intangible asset or asset group to its carrying amount. If the carrying amount of the definite-lived intangible asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. The fair value of our definite-lived intangible assets or asset group is determined using both the market approach and income approach, utilizing Level 3 inputs.

Definite-lived intangible assets are amortized on a straight-line basis over their estimated period of benefit, over the following estimated useful lives:

Asset Class	Useful Life
Non-competition agreements	3 years
Supplier relationships	4 years
Developed technology	3-5 years
Customer relationships	2-5 years

During the second quarter of 2020, we determined a triggering event occurred that required us to evaluate our long-lived assets for impairment. We recorded an impairment charge as a result of those assessments. Refer to Note 6, Impairments, for additional information.

Capitalized Development Costs—We incur costs related to internal-use software and website development. Costs incurred in both the preliminary project stage and post-implementation stage of development are expensed as incurred. Qualifying development costs, including those incurred for upgrades and enhancements that result in additional functionality to existing software, are capitalized. Capitalized development costs are classified as Intangible assets – net on the Consolidated Balance Sheets and amortized using the straight-line method over the 3 year useful life of the applicable software. The amortization is presented in Depreciation and amortization expense in the Consolidated Statements of Operations.

Accrued Customer Credits—We may issue credits to customers for cancelled events that can be applied to future purchases on our marketplace. The amount recognized in Accrued expenses and other current liabilities in the Consolidated Balance Sheets represents the balance of credits issued to these customers. Breakage income from customer credits that are not expected to be used, and are not subject to escheatment, is estimated and recognized as revenue in proportion to the pattern of redemption for the customer credits that are used. We estimate breakage based on historical usage trends for credits issued by us and available data on comparable programs. This estimate could be impacted by changes in credit usage rates, or in the determination of which credits are subject to escheatment, the effects of which could be material to the consolidated financial statements. When customer credits are used to make a purchase, revenue is recognized for the new transaction.

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Accrued Future Customer Compensation—Provisions for accrued future customer compensation are included in Accrued expenses and other current liabilities in the Consolidated Balance Sheets and represent compensation to be paid to customers for event cancellations or other service issues related to previously recorded sales transactions. The expected recoveries of these obligations are included in Prepaid expenses and other current assets. These provisions are based on historic experience, revenue volumes for future events, and management’s estimate of the likelihood of future event cancellations and are recognized as a component of Revenue. This estimated accrual could be impacted by future activity differing from our estimates, the effects of which could be material to the consolidated financial statements.

Income Taxes—Hoya Intermediate is treated as a partnership for U.S. federal and most applicable state and local income tax purposes. As a partnership, Hoya Intermediate’s taxable income and losses were passed through to and included in the taxable income of its members, including VSI, for periods following the Merger Transaction. Accordingly, amounts related to income taxes were zero for us prior to the Merger Transaction, and therefore, are not representative of future amounts expected to be incurred by us.

Following the Merger Transaction, our parent legal entity is VSI. We are subject to income taxes at the U.S. federal, state, and local levels for income tax purposes, including with respect to our allocable share of any taxable income of Hoya Intermediate. Income taxes are accounted for using the asset and liability method of accounting. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences on differences between the carrying amounts of assets and liabilities and their respective tax basis, using tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred assets and liabilities of a change in tax rates is recognized in income in the period when the change is enacted. Deferred tax assets are reduced by a valuation allowance when it is “more-likely-than not” that some portion or all of the deferred tax assets will not be realized. The realization of the deferred tax assets is dependent on the amount of our future taxable income.

We recognize interest and penalties related to underpayment of income taxes in Income tax expense on the Consolidated Statements of Operations. To date, the interest or penalties incurred related to income taxes have not been material.

Tax Receivable Agreement—In connection with the Merger Transaction, we entered into a Tax Receivable Agreement with the existing Hoya Intermediate shareholders that will provide for payment to Hoya Intermediate shareholders of 85% of the amount of the tax savings, if any, that we realize (or, under certain circumstances, is deemed to realize) as a result of, or attributable to, (i) increases in the tax basis of assets owned directly or indirectly by Hoya Intermediate or its subsidiaries from, among other things, any redemptions or exchanges of Intermediate Units (ii) existing tax basis (including depreciation and amortization deductions arising from such tax basis) in long-lived assets owned directly or indirectly by Hoya Intermediate and its subsidiaries, and (iii) certain other tax benefits (including deductions in respect of imputed interest) related to Hoya Intermediate making payments under the Tax Receivable Agreement.

Debt—Term debt is carried at the outstanding principal balance, less debt issuance costs and any unamortized discount or premium. Deferred borrowing costs and discounts are amortized to interest expense over the terms of the respective borrowings using the effective interest method. Upon the repayment of our term debt, we reflected prepayment penalties and the write-off of any unamortized borrowing costs and discounts as loss on extinguishment of debt on the Consolidated Statements of Operations.

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Fair Value of Financial Instruments—Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of our financial instruments is disclosed based on the fair value hierarchy using the following three categories:

Level 1—Measurements that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—Measurements that include other inputs that are directly or indirectly observable in the marketplace.

Level 3—Measurements derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable. These fair value measurements require significant judgment.

Our assets and liabilities measured at fair value on a recurring basis are presented in Note 12, Debt, and Note 14, Financial Instruments. Our non-financial assets, such as goodwill, intangible assets, and long-lived assets are measured at fair value on a nonrecurring basis, utilizing Level 3 inputs, are presented in Note 9, Goodwill and Intangible Assets. Other financial instruments, including accounts receivable and accounts payable, are carried at cost, which approximates their fair value because of the short-term nature of these instruments. We did not have any transfers of financial instruments between valuation levels during the years ended December 31, 2022 and 2021.

Warrants—In connection with the Merger Transaction, we issued several types of warrants. We separately evaluate the terms for each of these outstanding warrants in accordance with ASC 480, Distinguishing Liabilities from Equity, and ASC 815-40, Derivatives and Hedging: Contracts in an Entity’s Own Equity to determine the appropriate classification and accounting treatment. Our Public Warrants, Private Warrants, and Exercise Warrants meet the criteria to be classified as equity instruments. Hoya Intermediate Warrants are exercisable for Intermediate Units, which allow for a potential cash redemption at the discretion of the unit holder, and hence, these warrants are classified as a liability in Other liabilities on our Consolidated Balance Sheets. The warrant liability is subject to a fair value remeasurement each period with an offsetting adjustment reflected in Other expenses on our Consolidated Statements of Operations.

Redeemable Noncontrolling Interests—VSI holds a 40.5% interest in Hoya Intermediate, with the remainder held by Hoya Topco. Hoya Topco’s interest in Hoya Intermediate represents a redeemable noncontrolling interest. At its discretion, Hoya Topco has the right to exchange its common units in Hoya Intermediate for either shares of Class A common stock of VSI on a one-to-one basis or cash proceeds of equal value at the time of redemption. Any redemption of Intermediate Units in cash must be funded through a private or public offering of Class A Common Stock and is subject to the approval of the VSI Board of Directors (“Board”). As of December 31, 2022, equity holders of Hoya Topco hold the majority of the voting rights on the Board.

As the redeemable noncontrolling interests are redeemable upon the occurrence of an event that is not solely within our control, we classify our redeemable noncontrolling interests as temporary equity. The redeemable noncontrolling interests were initially measured at Hoya Topco’s share in the net assets of Hoya Intermediate upon consummation of the Merger Transaction. Subsequent remeasurements of our redeemable noncontrolling interests are recorded as a deemed dividend each reporting period, which reduces retained earnings, if any, or additional paid-in capital of VSI Remeasurements of our redeemable noncontrolling interests are based on the fair value of our Class A common stock.

Offering costs—We incurred incremental costs associated with the Merger Transaction and PIPE Financing related for legal, accounting, and other third-party fees. In accordance with Staff Accounting Bulletin (“SAB”) Topic 5.A, Expenses of Offering, we deferred certain incremental costs directly associated with the Merger Transaction and PIPE Financing. These deferred costs were capitalized by us and subsequently charged against

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the gross proceeds of the Merger Transaction and PIPE Financing as a reduction to additional paid-in capital on the Consolidated Balance Sheets. Our total transaction costs during the year ended December 31, 2021 were $32.7 million, of which $20.2 million was charged against the gross proceeds of the Merger Transaction and PIPE Financing.

Equity-Based Compensation—We account for Restricted Stock Units (“RSUs”), stock options, and profits interest at fair value as of the grant date. We award RSUs to our employees, directors and consultants. We award stock options to certain employees. We account for forfeitures of outstanding, but unvested grants, in the period they occur. The awards are subject to the recipient’s continued service through the applicable vesting date. The grant-date fair value of stock options is estimated using an option pricing model. The model requires us to make assumptions and judgments about the variables used in the calculation, the volatility of our common stock, risk-free interest rate, and expected dividends. Expense related to grants of equity-based awards is recognized as equity-based compensation in the Consolidated Statements of Operations.

Prior to the Merger Transaction, certain members of management received profit interests in Hoya Topco and Phantom units in a cash bonus pool funded by Hoya Topco. Under Accounting Standards Codification (“ASC”) 718, Compensation–Stock Compensation, and ASC 480, Distinguishing Liabilities from Equity, the grants of profits interest meet the criteria to be recognized as equity-classified awards, whereas the grants of Phantom units meet the criteria to be recognized as liability-classified awards.

For the profit interests and Phantom units, we used a market-based approach to determine the total equity value of Hoya Topco and allocate the resulting value between share classes using the Black-Scholes option pricing model to determine the grant date fair value of employee grants. The exercise prices used are based on various scenarios considering the waterfall payout structure of the units that exists at the Hoya Topco level.

For Phantom Units with service and performance conditions, we recognize a liability for the fair value of the outstanding units only when we conclude it is probable that the performance condition will be achieved. As of December 31, 2022 and 2021, it is not probable the performance condition will be achieved.

Segment Reporting—Operating segments are defined as components of an entity for which discrete financial information is available and is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in making decisions regarding resource allocation and performance assessment. Our CODM is our Chief Executive Officer. We have determined that we have two operating and reportable segments: Marketplace and Resale.

Revenue Recognition—We recognize revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”). We report revenue on a gross or net basis based on management’s assessment of whether we are acting as a principal or agent in the transaction. Revenue is reported net of sales taxes. The determination of whether we are acting as a principal or an agent in a transaction is based on the evaluation of control over the ticket, including the right to sell the ticket, before it is transferred to the ticket buyer.

Marketplace

We act as an intermediary between ticket buyers and sellers in our online secondary ticketing marketplace. Revenue primarily consists of service fees from ticketing operations and is reduced by incentives provided to ticket buyers.

We have one primary performance obligation, facilitating the Marketplace transaction between the ticket buyers and sellers, which is satisfied at the time the order is confirmed. In this transaction, we act as an agent as we do not control the ticket prior to transferring it to the ticket buyer.

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Revenue is recognized net of the amount due to the ticket seller when the seller confirms an order with the ticket buyer, at which point the seller is obligated to deliver the tickets to the buyer in accordance with the original marketplace listing. Payment from the ticket buyer is due at the time of sale.

Our sales terms provide that we will compensate the ticket buyer for the total amount of the purchase if an event is cancelled, the ticket is invalid, or if the ticket is delivered after the promised time. We have determined this is considered a stand-ready obligation to provide a return that is not a separate performance obligation, but is an element of variable consideration, which results in a reduction to revenue. The revenue reversal is reflected within Accrued expenses and other current liabilities in the Consolidated Balance Sheets when the buyer has yet to be compensated. We estimate the customer compensation liability, and corresponding charge against revenue, using the expected value method, which best predicts customer compensation for future cancellations. To the extent we estimate that a portion of the refund is recoverable from ticket sellers or distribution partners, we record the recovery as revenue to align with the net presentation of the original transaction. In extreme circumstances, such as the COVID-related shutdowns during 2020, the timing of event cancellations versus new sales transactions can result in customer compensation costs exceeding current period sales resulting in negative marketplace revenue for that period.

In certain instances, ticket buyers are compensated with credit to be used on future purchases. When a credit is redeemed, revenue is recognized for the newly placed order. Breakage income from customer credits that are not expected to be used, and not subject to escheatment, is estimated and recognized as revenue in proportion to the pattern of redemption for the customer credits that are used.

We also earn referral commissions on purchases of third-party insurance services by ticket buyers at the time of sale of the associated ticket on the Marketplace platform. Referral commissions are recognized as revenue when the ticket buyer makes a purchase from the third-party insurance provider during customer checkout. Payment from the third-party provider is due to us net 30 from when invoiced. This revenue is included within all categories of Marketplace disaggregated revenue described in Note 4, Revenue Recognition.

We earn revenue from our daily fantasy sports offering, which is the difference between cash entry fees collected and cash amounts paid out to users for winning picks, less customer promotions and incentives in a period.

Resale

We sell tickets we own on secondary ticket marketplaces. The Resale business has one performance obligation, which is to transfer control of a live event ticket to a ticket buyer once an order has been confirmed.

We act as a principal in these transactions as we own the ticket and therefore we control the ticket prior to transferring the ticket to the customer. Revenue is recorded on a gross basis based on the value of the ticket and is recognized when an order is confirmed in the secondary ticket marketplace. Payment from the marketplace is typically due upon delivery of the ticket or after the event has passed.

Secondary ticket marketplace terms and conditions require sellers to repay amounts received for events that are cancelled or tickets that are invalid or delivered after the promised time. We have determined that this obligation is a stand-ready obligation to provide a return that is not a separate performance obligation, but is an element of variable consideration, which results in a reduction to revenue. We recognize a liability for known and estimated cancellation charges within Accrued expenses and other current liabilities in the Consolidated Balance Sheets. We estimate the future customer compensation liability, and corresponding charge against revenue, using the expected value method. To the extent we estimate that a portion of the charge is recoverable from the event host, we record the estimated recovery asset to Prepaid expenses and other current assets.

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When our Resale business sells a ticket in our own marketplace, the service fee is recorded in Marketplace revenues and the sales price of the ticket is recorded in Resale revenues.

Deferred Revenue

Deferred revenue consists of fees received related to unsatisfied performance obligations at the end of the period. The majority of the unsatisfied performance obligations are related to our loyalty program, Vivid Seats Rewards. Vivid Seats Rewards allows ticket buyers to earn stamps for each ticket purchased, which convert to credits upon reaching certain thresholds. Buyers can redeem those credits on future transactions. The credits earned in the program represent a material right to the ticket buyer and constitute an additional performance obligation for us. As such, we defer revenue based on expected future usage and recognize the deferred revenue as credits are redeemed.

Revenue from sales of contingent events, such as postseason sporting events, is initially recorded as Deferred revenue in the Consolidated Balance Sheets and is recognized when the contingency is resolved.

Sales Tax—Sales taxes are imposed by state, county, and city governmental authorities. We collect sales tax from the ticket buyer where required and remit to the appropriate governmental agency. Collected sales taxes are recorded as a liability until remitted. There is no impact on the Consolidated Statements of Operations as revenue is recorded net of sales taxes.

Advertising Costs—We utilize various forms of advertising, including paid search, brand partnership, e-mail marketing, and other forms of media. Advertising costs are expensed as incurred and were $247.3 million, $180.7 million, and $37.5 million for the years ended December 31, 2022, 2021, and 2020 respectively. Advertising costs are presented as part of Marketing and selling expense in the Consolidated Statements of Operations.

Shipping and Handling—Shipping and handling charges to customers are included in Revenues in the Consolidated Statements of Operations. Shipping and handling costs incurred by us are treated as fulfillment activities, and as such are included in Cost of revenues in the Consolidated Statements of Operations. These costs are accrued upon recognition of revenue.

Recent Accounting Pronouncements

As an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), we are provided the option to adopt new or revised accounting guidance either (1) within the same periods as those otherwise applicable to public business entities, or (2) within the same time periods as non-public business entities, including early adoption when permissible. The following provides a brief description of recent accounting pronouncements that could have a material effect on our financial statements:

Issued accounting standards adopted

Leases—In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842), which requires lessees to recognize a right-of-use asset and a lease liability for virtually all of their leases (other than leases that meet the definition of a short-term lease) in the balance sheet. Lease liabilities are equal to the present value of lease payments, while right-of-use assets are based on the associated lease liabilities, subject to certain adjustments, such as for initial direct costs. We elected the extended transition period available to emerging growth companies and adopted Accounting Standards Codification (“ASC”) 842 effective January 1, 2022 on a modified retrospective basis by applying the new

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standard to all leases existing at the date of initial application. We elected to present the financial statements for all periods prior to January 1, 2022 under the previous lease standard (“ASC 840”), as well as elected other options, which allow us to use our previous evaluations regarding if an arrangement contains a lease, if a lease is an operating or financing lease, and what costs are capitalized as initial direct costs prior to adoption. We also elected to combine lease and non-lease components.

Upon the adoption of the new lease standard, on January 1, 2022, we recognized right-of-use assets of $6.6 million and lease liabilities of $8.1 million (including a current liability of $3.0 million) in the Consolidated Balance Sheets and reclassified certain balances related to existing leases. The right-of-use assets balance as of January 1, 2022 is adjusted for $1.5 million of lease termination liabilities and deferred rent liabilities recognized under the previous lease standard. There was no impact to Accumulated deficit on the Consolidated Balance Sheets at adoption. Refer to Note 8, Leases, for more information on leases.

Financial Instruments-Credit Losses—In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which changes how entities will measure credit losses for financial assets and certain other instruments that are not measured at fair value through net income. The new expected credit loss impairment model requires immediate recognition of estimated credit losses expected to occur. Additional disclosures are required regarding assumptions, models, and methods for estimating the credit losses. ASU 2019-10, Financial Instruments-Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates, deferred the effective date for non-public companies. The standard is effective for non-public companies for fiscal years beginning after December 15, 2022. We adopted these requirements as of January 1, 2023 with no material impact on our consolidated financial statements.

Reference Rate Reform—In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848), Facilitation of the Effects of Reference Rate Reform on Financial Reporting, as modified in January 2021. The ASU is intended to help stakeholders during the global market-wide reference rate transition period. The new guidance provides optional expedients and exceptions for applying generally accepted accounting principles to contract modifications and hedging relationships, subject to meeting certain criteria, that reference LIBOR or another reference rate expected to be discontinued. The guidance also establishes (1) a general contract modification principle that entities can apply in other areas that may be affected by reference rate reform and (2) certain elective hedge accounting expedients. We adopted these requirements as of January 1, 2023 with no material impact on our consolidated financial statements.

3. BUSINESS ACQUISITION

On December 13, 2021, we acquired 100% of the equity of Betcha. In August 2022, we rebranded Betcha as Vivid Picks. Vivid Picks is a real money daily fantasy sports app with social and gamification features that enhance fans’ connection with their favorite live sports. The acquisition was accounted for as an acquisition of a business in accordance with the acquisition method of accounting. Acquisition costs directly related to the transaction for the year ended December 31, 2022 were not material and are included in General and administrative expenses in the Consolidated Statements of Operations.

The acquisition date fair value of the consideration consisted of $0.8 million in cash and 2.1 million shares of our Class A common stock. The total consideration includes cash earnouts of $3.4 million as of the acquisition date representing the estimated fair value that we may be obligated to pay if Vivid Picks meets certain earnings objectives. In addition, the consideration includes future milestone payments of $9.5 million as of the acquisition date representing the estimated fair value that we may be obligated to pay upon the achievement of certain integration objectives. For the year ended December 31, 2022, the estimated fair value of cash earnouts decreased

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

by $2.1 million, which is presented in Change in fair value of contingent consideration on the Consolidated Statements of Operations. As of December 31, 2022, $2.6 million was recorded in Additional paid-in capital in the Consolidated Balance Sheets related to our first milestone payment. For the year ended December 31, 2022, we made no payments related to cash earnouts and paid milestone payments which consisted of 0.3 million in shares of our Class A common stock and $1.1 million in cash. Subsequent to the year ended December 31, 2022, we paid a milestone payment of $2.5 million in cash. As of December 31, 2022, we had $5.9 million recorded in accrued expenses and other current liabilities related to future milestone payments and $1.1 million in other liabilities related to earnouts.

As part of the acquisition, we agreed to pay cash bonuses to certain Vivid Picks employees over three years following the anniversary of the employee start date. The payouts are subject to continued service, and therefore treated as compensation and expensed.

Proforma financial information has not been presented as the Vivid Picks acquisition was not considered material to our Consolidated Financial Statements.

The consideration was allocated to the assets acquired and liabilities assumed based on their fair value as of the acquisition date. The excess of the purchase price over the net assets acquired was recorded as goodwill. The goodwill recorded is not deductible for tax purposes as the Vivid Picks acquisition was primarily a stock acquisition and is attributable to the assembled workforce as well as the anticipated synergies from the integration of Vivid Picks’s technology with our technology.

During the year ended December 31, 2022, we recognized adjustments related to the estimated fair values of the assets acquired and liabilities assumed at the acquisition date. The adjustments primarily consisted of $0.9 million in definite-lived intangible assets and $2.9 million in goodwill. Refer to Note 9, Goodwill and Intangible Assets, for the acquisition adjustment. We have finalized purchase accounting for this acquisition in the fourth quarter of 2022.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as of the acquisition date (in thousands):

Cash	$48
Restricted cash	245
Accounts receivable	78
Prepaid expenses and other current assets	60
Intangible assets	4,430
Goodwill	31,931
Accounts payable	(1,180)
Accrued expenses and other current liabilities	(677)

Net assets acquired	$34,935

The following table summarizes the purchase consideration (in thousands):

Fair value of common stock	$21,306
Cash consideration	759
Fair value of milestone payments	9,470
Fair value of earnouts	3,400

Total purchase consideration	$34,935

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table sets forth the components of identifiable intangible assets acquired (in thousands) and their estimated useful lives (in years) as of the date of acquisition (in thousands):

	Cost	Estimated Useful Life
Customer relationships	1,530	2 years
Developed technology	2,900	5 years

Total acquired intangible assets	$4,430

4. REVENUE RECOGNITION

During the years ended December 31, 2022, 2021, and 2020 Marketplace revenues consisted of the following (in thousands):

	2022	2021	2020
Marketplace revenues:
Owned Properties	$400,413	$308,226	$24,188
Private Label	110,681	81,442	(907)

Total Marketplace revenues	$511,094	$389,668	$23,281

During the years ended December 31, 2022, 2021, and 2020 Marketplace revenues consisted of the following event categories (in thousands):

	2022	2021	2020
Marketplace revenues:
Concerts	$251,423	$171,149	$15,775
Sports	196,467	175,471	3,484
Theater	61,483	41,745	3,759
Other	1,721	1,303	263

Total Marketplace revenues	$511,094	$389,668	$23,281

Within the Resale segment, we sell tickets we hold in inventory on resale ticket marketplaces. Resale revenues were $89.2 million, $53.4 million, and $11.8 million during the years ended December 31, 2022, 2021, and 2020, respectively.

At December 31, 2022, Deferred revenue in the Consolidated Balance Sheets was $32.0 million, which primarily relates to Vivid Seats Rewards, our loyalty program. Stamps earned under the program expire in two to three years, if not converted to credits, and credits expire in two to four years, if not redeemed. We expect to recognize all outstanding deferred revenue in the next seven years.

At December 31, 2021, $25.1 million was recorded as Deferred revenue, of which $16.2 million was recognized as revenue during year ended December 31, 2022. At December 31, 2020, $6.0 million was recorded as deferred revenue, of which $3.3 million was recognized as revenue during the year ended December 31, 2021.

5. SEGMENT REPORTING

Our reportable segments are Marketplace and Resale. Through the Marketplace segment, we act as an intermediary between ticket buyers and sellers within our online secondary ticket marketplace. Through the

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Resale segment, we acquire tickets from primary sellers, which we then sell through secondary ticket marketplaces. Revenues and contribution margin are used by our CODM to assess performance of the business. We define contribution margin as revenues less cost of revenues and marketing and selling expenses.

We do not report our assets, capital expenditures, general and administrative expenses or related depreciation and amortization expenses by segment, because our CODM does not use this information to evaluate the performance of our operating segments.

The following table represents our segment information for the year ended December 31, 2022 (in thousands):

	Marketplace	Resale	Consolidated
Revenues	$511,094	$89,180	$600,274
Cost of revenues (exclusive of depreciation and amortization shown separately below)	73,126	67,382	140,508
Marketing and selling	248,375	—	248,375

Contribution margin	$189,593	$21,798	211,391
General and administrative			127,619
Depreciation and amortization			7,732
Change in fair value of contingent consideration			(2,065)

Income from operations			78,105
Interest expense – net			12,858
Loss on extinguishment of debt			4,285
Other income			(8,227)

Income before income taxes			$69,189

The following table represents our segment information for the year ended December 31, 2021 (in thousands):

	Marketplace	Resale	Consolidated
Revenues	$389,668	$53,370	$443,038
Cost of revenues (exclusive of depreciation and amortization shown separately below)	51,702	38,915	90,617
Marketing and selling	181,358	—	181,358

Contribution margin	$156,608	$14,455	171,063
General and administrative			92,170
Depreciation and amortization			2,322

Income from operations			76,571
Interest expense – net			58,179
Loss on extinguishment of debt			35,828
Other expenses			1,389

Loss before income taxes			$(18,825)

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table represents our segment information for the year ended December 31, 2020 (in thousands):

	Marketplace	Resale	Consolidated
Revenues	$23,281	$11,796	$35,077
Cost of revenues (exclusive of depreciation and amortization shown separately below)	13,741	10,949	24,690
Marketing and selling	38,121	—	38,121

Contribution margin	$(28,581)	$847	(27,734)
General and administrative			66,199
Depreciation and amortization			48,247
Impairment charges			573,838

Loss from operations			(716,018)
Interest expense - net			57,482
Loss on extinguishment of debt			685

Net loss			$(774,185)

Substantially all of our sales occur and assets reside in the United States.

6. IMPAIRMENTS

As disclosed in Note 2, Summary of Significant Accounting Policies, we assess goodwill and other indefinite-lived intangible assets for impairment annually, or more frequently if events or changes in circumstances indicate that an asset may be impaired. Definite-lived intangible assets and other long-lived assets are assessed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset or asset group may not be recoverable.

During the second quarter of 2020, we identified the COVID-19 pandemic as a triggering event for our long-lived assets, goodwill, indefinite-lived trademark, and definite-lived intangible assets. Due to global social distancing efforts put in place to mitigate the spread of the virus, and compliance with restrictions enacted by various governmental entities, most live events during 2020 were either postponed or cancelled. Consequently, we experienced a significant reduction of revenue during the year ended December 31, 2020.

The following summarizes the impairment charges recorded by us during the year ended December 31, 2020 (in thousands):

Goodwill	$377,101
Indefinite-lived trademark	78,734
Definite-lived intangible assets	107,365
Property and equipment	3,670
Personal seat licenses	6,968

Total impairment charges	$573,838

Long-lived asset impairments

We assessed its long-lived assets for potential impairment during the second quarter of 2020. ASC 360, Property, Plant, and Equipment, requires an impairment loss to be recognized for a long-lived asset if the carrying amount of the asset is not recoverable and exceeds its fair value. In accordance with ASC 360, we classify our long-lived

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

assets as a single asset group, which consists primarily of property and equipment, personal seat licenses, and definite-lived intangible assets.

For the fair value of the asset group, we compared the expected future undiscounted cash flows associated with the asset group to the long-lived asset group’s carrying value and concluded that the carrying value was not recoverable. We then measured the fair value of the asset group using a discounted cash flow model. The significant estimates used in the undiscounted and discounted cash flow models include projected operating cash flows; forecasted capital expenditures and working capital needs; rates of long-term growth; and the discount rate (in the discounted cash flow model). The significant unobservable inputs included forecasted revenues which reflected significant declines in earlier years as a result of the COVID-19 pandemic and included estimates regarding when revenue would return to pre-pandemic levels. The significant unobservable inputs also included forecasted costs, capital expenditures, and working capital needs which were informed by actual historical experience and estimates of the timing of when live events would return to pre-pandemic levels.

The following table presents quantitative information about the significant unobservable inputs applied to these Level 3 fair value measurements during our assessment for impairment in the second quarter of 2020:

Significant Unobservable Inputs	Range (Weighted Average)
Discount rate	12.5% - 13.5% (13.0%)
Long-term growth rate	2.5% -3.5% (3.0%)

The following table presents the sensitivities to changes in the significant unobservable inputs above (in thousands):

	Goodwill	Trademark
50 basis point increase in discount rate	$(37,680)	$(3,935)
50 basis point decrease in long-term growth rate	(21,344)	(2,298)

As a result, we recorded an impairment of $118.0 million, of which $107.4 million was related to definite-lived intangible assets. The impairment is presented in Impairment charges in the Consolidated Statements of Operations.

No impairment triggering events to our long-lived assets were identified during the years ended December 31, 2022 and 2021.

Indefinite-lived trademark and goodwill impairments

During the second quarter of 2020, we determined that the estimated carrying value of our indefinite-lived trademark was in excess of its fair value. The fair value of the indefinite-lived trademark asset, classified as a Level 3 measurement, was measured using the relief-from-royalty method. This methodology involves estimating reasonable royalty rates for the trademarks, applying the royalty rate to a net sales stream, and utilizing the discounted cash flow method. We utilized a 2.0% royalty rate, consistent with the rate used in the initial valuation of the trademark. We recorded an impairment charge of $78.7 million related to the indefinite-lived trademark. The impairment charge is presented in Impairment charges in the Consolidated Statements of Operations.

As part of the goodwill impairment assessment performed during the second quarter of 2020, we determined that the carrying value of its Marketplace reporting unit exceeded its estimated fair value, resulting in a goodwill

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

impairment charge of $377.1 million, which is presented in Impairment charges in the Consolidated Statements of Operations. The fair value estimate of our reporting units was based on a blended analysis of the present value of future discounted cash flows and market value approach, using Level 3 inputs. The significant estimates used in the discounted cash flow models are projected operating cash flows; forecasted capital expenditures and working capital needs; weighted average cost of capital; and rates of long-term growth. These estimates considered the recent deterioration in financial performance of the reporting units, as well as the anticipated rate of recovery, and implied risk premiums based on the market prices of our equity and debt as of the assessment date. The significant estimates used in the market multiple valuation approach include identifying business factors; such as size, growth, profitability, risk and return on investment; and assessing comparable revenue and earnings multiples. Following the impairment charge, the carrying value of the Marketplace reporting unit’s goodwill was $683.3 million. In accordance with its annual re-assessment, we assessed its goodwill and indefinite-lived trademark for impairment as of October 31, 2020, determining no further impairment had occurred. No triggering events were identified during the years ended December 31, 2022 and 2021.

Our goodwill and indefinite-lived trademark constitute nonfinancial assets measured at fair value on a nonrecurring basis. These nonfinancial assets are classified as Level 3 assets in the fair value hierarchy established under ASC Topic 820, Fair Value Measurement (“ASC 820”).

7. PROPERTY AND EQUIPMENT

The following table summarizes our major classes of property and equipment, net of accumulated depreciation (in thousands):

	2022	2021
Computer equipment	$1,935	$568
Furniture	1,625	—
Leasehold Improvements	7,467	—
Construction in progress	—	564

Total property and equipment	11,027	1,132
Less: accumulated depreciation	596	50

Total property and equipment – net	$10,431	$1,082

Depreciation expense related to property and equipment was $0.6 million, $0.1 million, and $0.6 million for the years ended December 31, 2022, 2021, and 2020, respectively, and is presented in Depreciation and amortization expense in the Consolidated Statements of Operations. There were no impairment charges for the years ended December 31, 2022 and 2021. For the year ended December 31, 2020, long-lived asset impairment charges related to property and equipment of $3.7 million were recognized, resulting in a full impairment of all property and equipment. The impairment charges are presented in Impairment charges in the Consolidated Statements of Operations. During the year ended December 31, 2022, we incurred a loss of $0.1 million on asset disposals related to property and equipment, which are included in General and administrative expenses in the Consolidated Statements of Operations.

8. LEASES

On January 1, 2022, we adopted ASC 842 using a modified retrospective transition approach that allows for a cumulative-effect adjustment in the period of adoption without revising prior period presentation. Therefore, for reporting periods beginning after December 31, 2021, the financial statements are prepared in accordance with the current lease standard (ASC 842) and we elected to present the financial statements for all periods prior to

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

January 1, 2022 under the previous lease standard (ASC 840). We elected the practical expedient package, which permits us to not reassess whether any expired or existing contracts are or contain leases, the lease classification for any expired or existing leases, and any initial direct costs for any existing leases as of the effective date.

We determine if an arrangement is a lease at inception of a contract. Right-of-use (“ROU”) assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit interest rate, we use the incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. As of December 31, 2022, the weighted average discount rate applied to the lease liabilities is approximately 7%. Leases with an initial term of 12 months or less are not recorded on the Consolidated Balance Sheets and rent expense for these short-term leases is recognized in General and administrative expenses in the Consolidated Statements of Operations on a straight-line basis over the lease term. Short-term lease costs were not material to our Consolidated Statements of Operations for the year ended December 31, 2022.

We entered into all of our lease contracts as a lessee. We are not acting as a lessor under any of our leasing arrangements. The vast majority of our lease contracts are real estate leases for office space. All of our leases are classified as operating. At December 31, 2022, we had $7.9 million of ROU assets in Right-of-use assets — net, and the corresponding operating lease liabilities of $0.6 million recorded in Accrued expenses and other current liabilities and $14.9 million recorded in Long-term lease liabilities in the Consolidated Balance Sheets.

Most leases have one or more options to renew, with renewal terms that can initially extend the lease term for various periods up to five years. The exercise of renewal options is at our discretion and are included if they are reasonably certain to be exercised. As of December 31, 2022, the weighted average remaining minimum lease term is approximately 9.7 years. Lease expense for operating leases is recognized on a straight-line basis over the lease term and is recorded under General and administrative expenses in the Consolidated Statements of Operations. We elected not to separate lease and non-lease components. Our leases do not contain any material residual value guarantees or restrictive covenants.

In December 2021, we entered into a lease agreement for our new corporate headquarters in Chicago, Illinois. The lease commenced in the first quarter of 2022 when we obtained control of the premises, and runs through December 31, 2033 with a 5-year renewal option. The aggregate lease payments for the initial term are approximately $16.2 million with no rent due until March 2024.

The lease agreement provides for a tenant improvement allowance from the landlord in an amount equal to $6.5 million towards the design and construction on the leased premises. As of December 31, 2022, we incurred leasehold improvement costs of $6.5 million related to the tenant improvement allowance. This amount is recorded in Property and equipment—net in the Consolidated Balance Sheets. On the commencement date, we recognized the ROU asset and corresponding lease liability of $3.4 million in Right-of-use assets — net and Long-term lease liabilities, respectively, in the Consolidated Balance Sheets.

Operating and variable lease expenses for the years ended December 31, 2022, 2021 and 2020 were $3.6 million, $3.7 million and $2.8 million, respectively.

Cash payments for operating lease liabilities during the year ended December 31, 2022, which are included within the operating activities section in the Consolidated Statements of Cash Flows, were $3.1 million.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Future lease payments at December 31, 2022 are as follows (in thousands):

Operating Leases
2023	906
2024	2,030
2025	2,450
2026	2,471
2027	2,436
2028	2,486
Thereafter	9,817

Total remaining lease payments	22,596
Less: Imputed interest	7,104

Present value of lease liabilities	$15,492

Future lease payments at December 31, 2021 under ASC 840 were as follows (in thousands):

Operating Leases
2022	3,437
2023	905
2024	2,038
2025	2,458
2026	2,477
Thereafter	14,736

Total remaining lease payments	$26,051

9. GOODWILL AND INTANGIBLE ASSETS

Definite-lived intangible assets includes developed technology and customer relationships, which had a net carrying amount of $17.3 million and $13.8 million at December 31, 2022 and 2021, respectively. At December 31, 2022 and 2021, accumulated amortization related to our developed technology was $9.6 million and $2.5 million, respectively. Our goodwill is included in our Marketplace segment.

The net changes in the carrying amounts of our intangible assets and goodwill were as follows (in thousands):

	Definite-lived Intangible Assets	Trademark	Goodwill
Balance at January 1, 2021	$2,358	$64,666	$683,327
Acquisition	5,320	—	34,877
Capitalized development costs	8,438	—	—
Amortization	(2,271)	—	—

Balance at December 31, 2021	13,845	64,666	718,204
Acquisition adjustment	(890)	—	(2,946)
Capitalized development costs	11,763	—	—
Disposals	(259)	—	—
Amortization	(7,149)	—	—

Balance at December 31, 2022	$17,310	$64,666	$715,258

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

We had recorded $563.2 million of cumulative impairment charges related to our intangible assets and goodwill as of December 31, 2022 and 2021.

Amortization expense on our definite-lived intangible assets was $7.1 million, $2.3 million, and $47.4 million for the years ended December 31, 2022, 2021, and 2020, respectively, and is presented in Depreciation and amortization in the Consolidated Statements of Operations. During the year ended December 31, 2022, we incurred a loss of $0.3 million on asset disposals related to definite-lived intangible assets, which are included in General and administrative expenses in the Consolidated Statements of Operations.

The estimated future amortization expense related to the definite-lived intangible assets as of December 31, 2022 is as follows (in thousands):

Future amortization expense:
2023	$8,589
2024	5,820
2025	2,321
2026	580
2027	—

Total	$17,310

10. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets at December 31, 2022 and 2021 consist of the following (in thousands):

	2022	2021
Recovery of future customer compensation	$23,311	$58,319
Prepaid expenses	6,032	9,573
Other current assets	569	4,612

Total prepaid expenses and other current assets	$29,912	$72,504

Recovery of future customer compensation represents expected recoveries of compensation to be paid to customers for event cancellations or other service issues related to previously recorded sales transactions. Recovery of future customer compensation costs decreased by $35.0 million due to a reduction in the estimated rate of future cancellations as of December 31, 2022. The provision related to these expected recoveries is included in Accrued expenses and other current liabilities in the Consolidated Balance Sheets.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities at December 31, 2022 and 2021 consist of the following (in thousands):

	2022	2021
Accrued marketing expense	$26,873	$27,304
Accrued taxes	542	9,332
Accrued customer credits	88,167	119,355
Accrued future customer compensation	30,181	73,959
Accrued contingencies	5,898	12,686
Accrued payroll	10,660	9,286
Other current liabilities	19,649	29,234

Total accrued expenses and other current liabilities	$181,970	$281,156

Accrued customer credits represent credits issued and outstanding for event cancellations or other service issues related to recorded sales transactions. The accrued amount is reduced by the amount of credits estimated to go unused, or breakage, provided that the credits are not subject to escheatment. We estimate breakage based on historical usage trends and available data on comparable programs, and recognize breakage in proportion to the pattern of redemption for customer credits. Our breakage estimate could be impacted by future activity differing from our estimates, the effects of which could be material. During the year ended December 31, 2022, $24.3 million of accrued customer credits were redeemed and we recognized $11.5 million of revenue from breakage. During the year ended December 31, 2021, $55.9 million of accrued customer credits were redeemed and we recognized $3.3 million of revenue from breakage. During the year ended December 31, 2020, $7.4 million of accrued customer credits were redeemed and we recognized $0.8 million of revenue from breakage. Breakage amounts are net of reductions in associated accounts receivable balances.

Accrued future customer compensation represents an estimate of the amount of customer compensation due from cancellation charges in the future. These provisions are based on historic experience, revenue volumes for future events, and management’s estimate of the likelihood of future event cancellations and are recognized as a component of Revenues in the Consolidated Statements of Operations. The expected recoveries of these obligations are included in Prepaid expenses and other current assets in the Consolidated Balance Sheets. This estimated accrual could be impacted by future activity differing from our estimates, the effects of which could be material. During the years ended December 31, 2022, 2021 and 2020, we recognized a net increase in revenue of $2.3 million, $5.1 million, and a decrease in revenue of $15.3 million, respectively, from the reversals of previously recorded revenue and changes to accrued future customer compensation related to event cancellations where the performance obligations were satisfied in prior periods. Accrued future customer compensation decreased by $43.8 million due to a reduction in the estimated rate of future cancellations as of December 31, 2022.

Accrued taxes decreased as we have historically accrued contingent sales tax expense in jurisdictions where we expected to remit sales tax payments for sales prior to collecting tax from customers which began in the second half of 2021. During 2022, we finalized the remaining open discussions with jurisdictions regarding the liability for uncollected sales tax and no longer have this contingent liability.

Other current liabilities primarily decreased as a result of making sales tax payments for liabilities that were no longer deemed contingent as of December 31, 2021, but were not yet paid at that time. These payments represent the exposure for sales tax prior to the date we began collecting sales tax from customers reduced by abatements received, inclusive of any penalties and interest assessed by the jurisdictions. The remaining historic sales tax liability payments were made during the year ended December 31, 2022.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12. DEBT

Our outstanding debt at December 31, 2022 and 2021 is comprised of the following (in thousands):

	2022	2021
June 2017 First Lien Loan	$—	$465,712
February 2022 First Lien Loan	272,938	—

Total long-term debt, gross	272,938	465,712
Less: unamortized debt issuance costs	(5,290)	(5,580)

Total long-term debt, net of issuance costs	267,648	460,132
Less: current portion	(2,750)	—

Total long-term debt, net	$264,898	$460,132

June 2017 Term Loans

On June 30, 2017, we entered into a $575.0 million first lien debt facility, comprised of a $50.0 million revolving facility and a $525.0 million term loan (the “June 2017 First Lien Loan”), and a second lien credit facility, comprised of a $185.0 million second lien term loan (the “June 2017 Second Lien Loan”). The First Lien Loan was amended to upsize the committed amount by $115.0 million on July 2, 2018. On October 28, 2019, we paid off the June 2017 Second Lien Loan balance. The underlying revolving credit facility, part of the June 2017 First Lien Loan, was subsequently retired on May 22, 2020. On October 18, 2021, we made an early principal payment related to the June 2017 First Lien Loan of $148.2 million in connection with, and using the proceeds from, the Merger Transaction and PIPE Financing. On February 3, 2022, we repaid $190.7 million of the outstanding balance of the June 2017 First Lien Loan and refinanced the remaining balance with a new $275.0 million term loan.

The June 2017 First Lien Loan was held by third-party financial institutions and was carried at the outstanding principal balance, less debt issuance costs and any unamortized discount or premium. The fair value was estimated using quoted prices that are directly observable in the marketplace. Therefore, the fair value is estimated on a Level 2 basis. At December 31, 2021, the June 2017 First Lien Loan had a fair value of $465.1 million as compared to the carrying amount of $460.1 million.

February 2022 First Lien Loan

On February 3, 2022, we entered into an amendment which refinanced the remaining June 2017 First Lien Loan with a new $275.0 million term loan (the “February 2022 First Lien Loan”) with a maturity date of February 3, 2029. In connection with the February 2022 First Lien Loan, we also entered into a new revolving credit facility (the “Revolving Facility”), which allows for an aggregate principal amount of $100.0 million and has a maturity date of February 3, 2027. At December 31, 2022, we had no outstanding borrowings under our Revolving Facility.

The terms of the February 2022 First Lien Loan specified a secured overnight financing rate (“SOFR”) based floating interest rate and revised the springing financial covenant under the June 2017 First Lien Loan to require compliance with a first lien net leverage ratio when revolver borrowings exceed certain levels. All obligations under the February 2022 First Lien Loan are unconditionally guaranteed by Hoya Intermediate and substantially all of Hoya Intermediate’s existing and future direct and indirect wholly owned domestic subsidiaries. It requires quarterly amortization payments of $0.7 million. The Revolving Facility does not require periodic payments. All obligations under the February 2022 First Lien Loan are secured, subject to permitted liens and other exceptions,

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

by first-priority perfected security interests in substantially all of our assets. The February 2022 First Lien Loan carries an interest rate of SOFR plus 3.25%. The SOFR rate for the February 2022 First Lien Loan is subject to a 0.5% floor. The effective interest rate on the February 2022 First Lien Loan was 7.98% per annum at December 31, 2022.

Our February 2022 First Lien Loan is held by third-party financial institutions and is carried at the outstanding principal balance, less debt issuance costs and any unamortized discount or premium. The fair value was estimated using quoted prices that are directly observable in the marketplace. Therefore, the fair value is estimated on a Level 2 basis. At December 31, 2022, the fair value of our February 2022 First Lien Loan approximates the carrying value.

We are subject to certain reporting and compliance-related covenants to remain in good standing under the February 2022 First Lien Loan. These covenants, among other things, limit our ability to incur additional indebtedness, and in certain circumstances, create restrictions on the ability to enter into transactions with affiliates; create liens; merge or consolidate; and make certain payments. Non-compliance with these covenants and failure to remedy could result in the acceleration of the loans or foreclosure on the collateral. As of December 31, 2022, we were in compliance with all of our debt covenants related to the February 2022 First Lien Loan.

Due to the refinancing of the June 2017 First Lien Loan with the February 2022 First Lien Loan, we incurred a loss of $4.3 million for the year ended December 31, 2022, which is presented in Loss on extinguishment of debt in the Consolidated Statements of Operations.

May 2020 First Lien Loan

On May 22, 2020, we entered into a $260.0 million first lien term loan (the “May 2020 First Lien Loan”) that is pari passu with the June 2017 First Lien Loan. The proceeds from the May 2020 First Lien Loan were used for general corporate purposes and to extinguish and retire the revolving facility related to the June 2017 First Lien Loan in full. The May 2020 First Lien Loan had no required amortization payments. All obligations under the May 2020 First Lien Loan were secured, subject to permitted liens and other exceptions, by first-priority perfected security interests in substantially all of our assets.

The interest rate for the May 2020 First Lien Loan was determined using a LIBOR rate plus an applicable margin of 9.50% per annum, or a base rate plus an applicable margin of 8.50% per annum. The LIBOR rate was subject to a 1.00% floor and the base rate was subject to a 2.00% floor. All obligations under the May 2020 First Lien Loan were secured, subject to permitted liens and other exceptions, by first-priority perfected security interests in substantially all of our assets. For any period ending prior to May 22, 2022, we had the option of submitting paid-in-kind elections, whereby the entire outstanding balance would be charged interest at 11.50% per annum and interest amounts will be added to the outstanding principal. On and after May 22, 2022 but prior to May 22, 2023, we had the option of submitting paid-in-kind elections with respect to all or some of the outstanding balance, whereby the portion for which such paid-in-kind election was made will be charged interest at a rate equal to the sum of i) 5.0% per annum and ii) at our election, a LIBOR rate plus an applicable margin of 5.00% per annum, or a base rate plus an applicable margin of 4.00% per annum.

Under the terms of the May 2020 First Lien Loan, for certain prepayments and repricing transactions that occurred prior to May 22, 2023, we would owe a prepayment penalty of 3.0% on the first $91.0 million of prepayments. For prepayments greater than $91.0 million prior to May 22, 2022, the amount exceeding $91.0 million would be subject to a prepayment penalty equal to the greater of i) 6.0% and ii) the excess of the discounted measure of principal and interest due upon the second anniversary of the effective date and the

VIVID SEATS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

outstanding principal at the time of the prepayment. For prepayments greater than $91.0 million on or after May 22, 2022 and prior to May 22, 2023, the amount exceeding $91.0 million would be subject to a prepayment penalty equal to 6.0%.

Our May 2020 First Lien Loan was not traded and was carried at the outstanding principal balance, less debt issuance costs and any unamortized discount or premium. On October 18, 2021, in connection with, and using the proceeds from the Merger Transaction, we paid off in full the May 2020 First Lien Loan balance. The debt extinguishment resulted in a loss of $34.1 million, which is presented in Loss on extinguishment of debt in the Consolidated Statements of Operations. The loss consists of a $28.0 million prepayment penalty and the remaining balance of the original issuance discount and issuance costs of $6.1 million.

Future maturities of our outstanding debt, excluding interest, as of December 31, 2022 were as follows (in thousands):

2023	$2,750
2024	2,750
2025	2,750
2026	2,750
2027	2,750
Thereafter	259,188

Total	$272,938

13. EMPLOYEE BENEFIT PLAN

We have a defined contribution and profit-sharing 401(k) plan that covers substantially all employees who meet eligibility requirements. Participants may contribute to the plan, through regular payroll deductions, an amount subject to limitations imposed by the Internal Revenue Code. The plan also provides for discretionary profit-sharing contributions and matching contributions. We contributed approximately $1.3 million, $0.8 million, and $0.9 million in matching contributions for the years ended December 31, 2022, 2021, and 2020, respectively, and is included in General and administrative expense in the Consolidated Statements of Operations. For the years ended December 31, 2022, and 2021, there were no discretionary profit-sharing contributions.

14. FINANCIAL INSTRUMENTS

Derivatives

The financial instruments entered into by us are typically executed over-the-counter. All financial instruments are measured at fair value on a recurring basis. The fair value is derived from discounted cash flows adjusted for nonperformance risk. The fair value models primarily use market observable inputs and, therefore, are classified as Level 2 assets. These models incorporate a variety of factors, including, where applicable, maturity, interest rate yield curves, and counterparty credit risks. The credit valuation adjustment associated with the derivatives, related to the likelihood of default by us and the counterparty, was not significant to the overall valuation.

Interest Rate Swaps

On November 10, 2017, we purchased pay-fixed, receive-float interest rate swaps with a combined notional value of $520.7 million on September 30, 2020. The interest rate swaps matured on September 30, 2020. The interest rate swaps had a fixed rate of 1.9%. The interest rate swaps were purchased to reduce a portion of the exposure to fluctuations in LIBOR interest rates associated with our variable-rate term loan.

VIVID SEATS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The objective in using the swaps was to add stability to interest expense and to manage the exposure to interest rate movements. The interest rate swaps are designated as effective cash flow hedges involving the receipt of variable amounts from a counterparty in exchange for us making fixed-rate payments over the life of the agreement without exchange of the underlying notional amount.

We performed a regression analysis at inception of the hedging relationship to assess the effectiveness. The design of the regression analysis addresses the effectiveness of the hedging relationship by considering how the hedge instrument performs against the forecasted transaction or hypothetical interest rate swaps over historical months. The changes in the fair value of the hedge instrument and the hedged item over the historical months demonstrated the effectiveness of the hedge relationship as the prospective and retrospective test. On an ongoing basis, we assessed hedge effectiveness prospectively and retrospectively. The hedge continued to be highly effective through its maturity date.

The amount recognized in Interest expense — net in the Consolidated Statements of Operations was $4.3 million for the year ended December 31, 2020.

Interest Rate Cap

On November 26, 2018, we entered into an interest rate cap with an effective date of September 30, 2020. We paid $1.0 million to enter into the cap. The notional value was $516.8 million on September 30, 2021. The interest rate cap matured on September 30, 2021. The interest rate cap had a strike rate of 3.5%. The interest rate cap was purchased to reduce a portion of the exposure to fluctuations in LIBOR interest rates associated with our variable-rate term loan.

The objective in using the cap is to add stability to interest expense and to manage the exposure to interest rate movements. Interest rate caps involve the borrower paying the hedge provider an initial one-time fee in exchange for the hedge provider paying the borrower the excess of the floating interest rate payment above a strike rate, in the event that the floating interest rate is greater than the strike rate during the period between the effective date and maturity date.

We performed a regression analysis at inception of the hedging relationship to assess the effectiveness. The design of the regression analysis addressed the effectiveness of the hedging relationship by considering how the hedge instrument performs against the forecasted transaction or hypothetical interest rate cap over historical months. Historical changes in the fair value of the hedge instrument and the underlying item demonstrated the effectiveness of the hedging relationship. On an ongoing basis, we assess hedge effectiveness prospectively and retrospectively. The hedge continued to be highly effective through its maturity.

The interest rate cap is measured at fair value, which was zero at December 31, 2020.

Effect of Derivative Contracts on Accumulated Other Comprehensive Loss (“AOCL”) and Earnings

Since we designated the financial instruments as effective cash flow hedges that qualify for hedge accounting, net interest payments are recorded in Interest expense – net in the Consolidated Statements of Comprehensive Income (Loss), and unrealized gains or losses resulting from adjusting the financial instruments to fair value are recorded as a component of Other comprehensive loss and subsequently reclassified into earnings in the same period during which the hedged transaction affects earnings. During the years ended December 31, 2021 and 2020, we reclassified losses of $0.8 million and $0.2 million, respectively, into Interest expense – net from AOCL related to the interest rate cap. Cash flows resulting from settlements are presented as a component of cash flows from operating activities within the Consolidated Statements of Cash Flows.

VIVID SEATS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the effects of hedge accounting on AOCL for the year ended December 31, 2021 for interest rate contracts designated as cash flow hedges (in thousands):

Interest rate cap
Beginning accumulated derivative loss in AOCL	$(822)
Amount of gain (loss) recognized in AOCL	—
Less: Amount of loss reclassified from AOCL to income	(822)

Ending accumulated derivative loss in AOCL	$—

The following table presents the effects of hedge accounting on AOCL for the year ended December 31, 2020 for interest rate contracts designated as cash flow hedges (in thousands):

	Interest rate swaps	Interest rate cap	Total
Beginning accumulated derivative loss in AOCL	$(887)	$(1,030)	$(1,917)
Amount of gain recognized in AOCL	887	—	887
Less: Amount of loss reclassified from AOCL to income	—	(208)	(208)

Ending accumulated derivative loss in AOCL	$—	$(822)	$(822)

Warrants

We issued the following warrants during the year ended December 31, 2021 in connection with the Merger Transaction:

Public Warrants

We issued warrants to purchase 18,132,776 shares of Class A common stock at an exercise price of $11.50 per share to former warrant holders of Horizon, of which 5,166,666 shares were issued to Horizon Sponsor. These warrants are traded on the Nasdaq Stock Market under the symbol “SEATW.”

On May 26, 2022, we announced the commencement of an offer to the holders of outstanding Public Warrants to receive 0.240 shares of Class A common stock in exchange for each outstanding Public Warrant (the “Offer”). On July 5, 2022, a total of 11,365,913 public warrants were tendered for 2,727,785 shares of Class A common stock (the “Exchange”). Following the Exchange, 6,766,853 Public Warrants remained outstanding. During the year ended December 31, 2022, ten Public Warrants were exercised. The exercise of the Public Warrants are accounted for as a transaction within Additional paid-in capital in the Consolidated Balance Sheets. As of December 31, 2022, we had 6,766,853 outstanding Public Warrants.

We may, in our sole discretion, reduce the exercise price of the Public Warrants to induce early exercise, provided that we provide at least five days advance notice. The exercise price and number of Class A common stock shares issuable upon exercise of the Public Warrants may also be adjusted in certain circumstances including in the event of a share dividend, recapitalization, reorganization, merger or consolidation. In no event are we required to net cash settle the Public Warrants.

The Public Warrants became exercisable 30 days following the Merger Transaction and expire at the earliest of five years following the Merger Transaction, our liquidation, or the date of redemption elected at our option provided that the value of the Class A common stock exceeds $18.00 per share. There is an effective registration statement and prospectus relating to the shares issuable upon exercise of the Public Warrants.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Under certain circumstances, we may elect to redeem the Public Warrants at a redemption price of $0.01 per Public Warrant at any time during the term of the Public Warrant in which our Class A common stock share trading price has been at least $18.00 per share for 20 trading days within the 30 trading-day period. If we elect to redeem the Public Warrants, we must notify the Public Warrant holders in advance, who would then have at least 30 days from the date of notification to exercise their respective warrants. If the Public Warrant is not exercised within that 30-day period, it will be redeemed pursuant to this provision.

As part of the Merger Transaction, we modified the terms of the Public Warrants. The modification resulted in a transfer of incremental value of $1.3 million to the holders of the Public Warrants, which we recorded as Other expenses in the Consolidated Statements of Operations during the year ended December 31, 2021.

Private Warrants

We issued warrants to purchase 6,519,791 shares of our Class A common stock at an exercise price of $11.50 per share to the Sponsor. The Private Warrants have similar terms to the Public Warrants, except that the Private Warrants are not redeemable by us.

As part of the Merger Transaction, we modified the terms of the Private Warrants. The modification did not result in a transfer of incremental value to the warrant holders.

As of December 31, 2022, we had 6,519,791 outstanding Private Warrants.

Exercise Warrants

We issued warrants to purchase 17,000,000 shares of Class A common stock at an exercise price of $10.00 per share (“$10 Exercise Warrants”) and warrants to purchase 17,000,000 of Class A common stock at an exercise of $15.00 per share (“$15 Exercise Warrants”; together with the $10 Exercise Warrants, “Exercise Warrants”). The Exercise Warrants have similar terms to the Public Warrants, except that the Exercise Warrants have different exercise prices, an initial term of 10 years, are not redeemable by us, and are fully transferable.

As of December 31, 2022, we had 17,000,000 $10 Exercise Warrants outstanding and 17,000,000 $15 Exercise Warrants outstanding.

Mirror Warrants

Hoya Intermediate issued warrants to VSI to purchase 17,000,000 Intermediate Units at an exercise price of $10.00 per unit (“$10 Mirror Warrants”), warrants to purchase 17,000,000 Intermediate Units at an exercise of $15.00 per unit (“$15 Mirror Warrants”), warrants to purchase 24,652,557 Intermediate Units at an exercise price of $11.50 per unit (“$11.50 Mirror Warrants”; together with the $10 Mirror Warrants and $15 Mirror Warrants, “Mirror Warrants”). The number and terms of the Mirror Warrants are identical to the Public, Private and Exercise Warrants, respectively. Upon the valid exercise of a Public Warrant, Private Warrant and Exercise Warrant, Hoya Intermediate will issue to VSI an equivalent number of Intermediate Units. Similarly, if a Public, Private or Exercise Warrant is tendered, an equivalent number of Mirror Warrants will be tendered. In connection with the Exchange, we tendered 11,365,913 $11.50 Mirror Warrants and received 2,727,785 Intermediate Units.

As of December 31, 2022, we had 17,000,000 $10 Mirror Warrants outstanding, 17,000,000 $15 Mirror Warrants outstanding and 13,286,644 $11.50 Mirror Warrants outstanding.

As the Public Warrants, Private Warrants and Exercise Warrants are indexed to our equity and meet the equity classification guidance of ASC 815-40, we reflect these warrants as a component of equity within additional

VIVID SEATS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

paid-in capital. Our Mirror Warrants eliminate in consolidation and do not impact the presentation of our consolidated financial statements.

Hoya Intermediate Warrants

Hoya Intermediate issued the Hoya Intermediate Warrants, which are classified as Other Liabilities in the Consolidated Balance Sheets. 1,000,000 Hoya Intermediate Warrants to purchase Intermediate Units at exercise prices of $10.00 and $15.00 per unit, respectively (“Option Contingent Warrants”), were issued in tandem with stock options we issued to members of our management team (“Management Options”). The Option Contingent Warrants only become exercisable by Hoya Topco if a Management Option is forfeited or expires unexercised. As of December 31, 2022, 0.2 million of the corresponding Management Options had been forfeited.

Hoya Intermediate Warrants allow for cash redemption at the option of the warrant holder. Hence, the Hoya Intermediate Warrants are classified as a liability in Other liabilities on our Consolidated Balance Sheets. Upon consummation of the Merger Transaction, we recorded a warrant liability of $20.4 million reflecting the fair value of the Hoya Intermediate Warrants determined using the Black Scholes model. The fair value of the Hoya Intermediate Warrants includes Option Contingent Warrants of $1.6 million. The estimated fair value of the Option Contingent Warrants is adjusted to reflect the probability of forfeiture of the Management Options based on historical forfeiture rates for Hoya Topco profit interests.

The following assumptions were used to calculate the fair value of the Hoya Intermediate Warrants and Option Contingent Warrants at December 31, 2022 and 2021:

	2022	2021
Estimated volatility	39.0%	36.0%
Expected term (years)	8.8	9.8
Risk-free rate	3.9%	1.5%
Expected dividend yield	0.0%	0.0%

For the year ended December 31, 2022, the fair value of the Hoya Intermediate Warrants and Option Contingent Warrants decreased by $8.2 million, which is presented in Other income on the Consolidated Statements of Operations. For the period from October 18, 2021 until December 31, 2021, we recognized a charge to Other expenses on the Consolidated Statements of Operations resulting from an increase in the fair value of the Hoya Intermediate Warrants and Option Contingent Warrants of $0.1 million.

Upon the valid exercise of a Hoya Intermediate Warrant for Intermediate Units, VSI will issue an equivalent amount of VSI Class B common shares to Hoya Topco.

Other financial instruments, including accounts receivable and accounts payable, are carried at cost, which approximates their fair value because of the short-term nature of these instruments.

15. REDEEMABLE NONCONTROLLING INTERESTS

As of December 31, 2022, Hoya Topco held 100% of the Class B common stock in VSI and owned 59.5% of the Intermediate Units. Hoya Topco has the right to exchange its Intermediate Units for shares of VSI Class A common stock on a one-to-one basis or cash proceeds of equal value at the time of redemption. The option to redeem Intermediate Units for cash proceeds must be approved by the Board of VSI, which as of December 31, 2022, is controlled by investors in Hoya Topco. The ability to put Intermediate Units is solely within the control of the holder of the redeemable noncontrolling interests. If Hoya Topco elects the redemption to be settled in cash, the cash used to settle the redemption must be funded through a private or public offering of Class A common stock and subject to our Board’s approval.

VIVID SEATS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Net income (loss) attributable to redeemable noncontrolling interests is calculated by multiplying Hoya Intermediate’s net income (loss) incurred in the period by Hoya Topco’s weighted average percentage allocation of Intermediate Units during the period. Refer to Note 21, Earnings per Share, for computation of net income (loss) attributable to redeemable noncontrolling interests.

16. EQUITY

For periods prior to the Merger Transaction, Hoya Intermediate had Senior Preferred Units, Preferred Units, and Common Units, described below, authorized, issued and outstanding. As described in Note 1, Background, Description of Business and Basis of Presentation, on October 18, 2021, we consummated a series of merger transactions between Horizon, VSI, and Hoya Intermediate. Subsequent to the Merger Transaction, we have two classes of common stock authorized and issued by VSI: Class A common stock and Class B common stock.

Hoya Intermediate Senior Preferred Units, Preferred Units, and Common Units

Prior to the Merger Transaction, Hoya Intermediate had authorized and issued 100 units of Redeemable Senior Preferred Units, 100 units of Redeemable Preferred Units and 100 common units. In connection with the Merger Transaction, the Senior Preferred Units and the Preferred Units were redeemed and no longer remain outstanding.

As of December 31, 2022, 196,268,297 Intermediate Units are outstanding. VSI holds 40.5% of the outstanding Intermediate Units as of December 31, 2022, with the remainder held by Hoya Topco.

VSI Class A Common Stock

Holders of Class A common stock are entitled to full economic rights in VSI, including the right to receive dividends when and if declared by our Board, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock. Each holder of Class A common stock is entitled to one vote for each share of Class A common stock held.

VSI Class B Common Stock

Holders of Class B common stock do not have economic rights in VSI but are entitled to one vote for each share of Class B common stock held. Holders of Class B common stock receive one Intermediate Unit for each Class B share (see Note 15, Redeemable Noncontrolling Interest). Holders of Class A common stock and Class B common stock vote as a single class on all matters requiring a shareholder vote. Following the Merger Transaction, the quantity of Class A common stock and Class B common stock outstanding net of treasury stock is equal to the quantity of Intermediate Units outstanding.

17. COMMITMENTS AND CONTINGENCIES

Purchase Obligations

We enter into non-cancelable arrangements, primarily related to the purchase of marketing services and tickets at an agreed upon price. Our purchase obligations are $2.7 million payable in the next twelve months and $5.2 million payable thereafter.

Litigation

From time to time, we are involved in various claims and legal actions arising in the ordinary course of business, none of which, in the opinion of management, could have a material effect on our business, financial position or results of operations other than those matters discussed herein.

VIVID SEATS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

We are a co-defendant in a class action lawsuit in Canada alleging a failure to disclose service fees prior to checkout, which we have settled. On January 5, 2022, we issued coupons to certain members of the class. Other members were notified in 2022 that they are eligible to submit a claim for a coupon, which they will receive in 2023. As of December 31, 2022 and December 31, 2021, a liability of $0.9 million was recorded in Accrued expenses and other current liabilities in the Consolidated Balance Sheets related to expected claim submissions and credit redemptions as of the measurement date.

We received multiple class action lawsuits related to customer compensation for cancellations, primarily as a result of COVID-19 restrictions. A final order approving settlement of one of the lawsuits was entered by the court on November 1, 2021. As such, after insurance, $4.5 million was funded to a claims settlement pool in 2021 and fully disbursed in 2022. A settlement was reached in another of the lawsuits in July 2022 which established a separate claims settlement pool of up to $2.5 million. That settlement received final approval from the court on January 31, 2023 and the settlement pool will be funded in 2023. As of December 31, 2022 and December 31, 2021, we had accrued a liability of $1.6 million and $1.7 million, respectively, within Accrued expenses and other current liabilities in the Consolidated Balance Sheets related to these matters. We expect to recover some of these costs under our insurance policies and have separately recognized an insurance recovery asset of $0.5 million within Prepaid expenses and other current assets in the Consolidated Balance Sheets at December 31, 2022 and December 31, 2021, respectively.

Other

In 2018, the U.S. Supreme Court issued its decision in South Dakota v. Wayfair Inc., which overturned previous case law that had precluded states from imposing sales tax collection requirements on retailers without a physical presence in the state. In response, most states have already adopted laws that attempt to impose tax collection obligations on out-of-state companies, and we have registered and are collecting tax, where required by statute. However, states or local governments may continue to adopt laws requiring that we calculate, collect, and remit taxes on sales in their jurisdictions. A successful assertion by one or more jurisdictions could result in tax liabilities, including taxes on past sales, as well as penalties and interest. Based on our analysis of certain state regulations, specifically related to marketplace facilitators and ticket sales, we do not believe risk of loss is probable on historical revenue activities where tax has not already been remitted. We continuously monitor state regulations and will implement required collection and remittance procedures if and when we are subject to such regulations.

Share Repurchase Program

On May 25, 2022, our board of directors authorized a share repurchase program of our Class A Common Stock of up to $40.0 million (“Repurchase Program”). The Repurchase Program was announced on May 26, 2022 and will be effective until March 31, 2023. We may repurchase shares from time to time in open market transactions, through privately negotiated transactions or otherwise in accordance with applicable federal securities laws. The amount and timing of repurchases will depend upon market conditions and other factors including price. The Repurchase Program does not obligate us to acquire any particular amount of stock, and it may be terminated, modified, or suspended at any time at our discretion. The Repurchase Program commenced on July 5, 2022 upon the completion of the Exchange of our Public Warrants. As of December 31, 2022, we have repurchased 4.3 million shares of our Class A Common Stock for $32.5 million under the Repurchase Program. The share repurchases are accounted for as Treasury stock in the Consolidated Balance Sheets.

18. RELATED-PARTY TRANSACTIONS

Vivid Cheers Inc.

VIVID SEATS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In December 2020, Vivid Cheers Inc. (“Vivid Cheers”) was incorporated as a non-profit organization within the meaning of Section 501(c)(3) of the Internal Revenue Code. Vivid Cheers’ mission is to support causes and organizations dedicated to healthcare, education, and support of workers in the live events industry during times of need. We have the right to elect the Board of Directors of Vivid Cheers, which currently comprises our executives. We do not have a controlling financial interest in Vivid Cheers, and accordingly, do not consolidate Vivid Cheers’ statement of activities with its financial results. We made charitable contributions of $0.6 million and $2.4 million for the years ended December 31, 2022 and 2021, respectively to Vivid Cheers. We had no accrued charitable contributions payable as of December 31, 2022 and had $1.3 million of accrued charitable contributions payable as of December 31, 2021, which is included in Accrued expenses and other current liabilities in the Consolidated Balance Sheet.

Viral Nation Inc.

Viral Nation Inc. (“Viral Nation”) is a marketing agency that creates viral and social media influencer campaigns and provides advertising, marketing, and technology services. Todd Boehly, a member of our Board, is the co-founder, Chairman and CEO of Eldridge Industries, which owns in excess of 25% of Viral Nation. We incurred an expense of $0.8 million and $0.2 million for the years ended December 31, 2022 and 2021, respectively, which is presented in Marketing and selling expenses in the Consolidated Statements of Operations.

Rolling Stone

Rolling Stone is a high-profile magazine and media platform that focuses on music, film, TV, and news coverages. Todd Boehly, a member of our Board, is the co-founder, Chairman and CEO of Eldridge Industries, which owns in excess of 20% of Rolling Stone. We incurred an expense of $0.9 million and $0.1 million as part of our multifaceted partnership with Rolling Stone for the years ended December 31, 2022 and 2021, respectively, which is presented in Marketing and selling expenses in the Consolidated Statements of Operations.

Khoros, LLC

Khoros, LLC (“Khoros”) is a social media engagement and management platform. Martin Taylor, a member of our Board, is a principal at Vista Equity Partners, which is one of our investors and a majority owner of Khoros. We incurred an expense of $0.1 million and zero for the years ended December 31, 2022 and 2021, respectively, which is presented in General and administrative expenses in the Consolidated Statements of Operations.

19. INCOME TAXES

We are subject to U.S. federal and state income taxes with respect to our allocable share of any taxable income or loss of Hoya Intermediate, as well as any stand-alone income or loss we generate. Hoya Intermediate is organized as a limited liability company and treated as a partnership for federal tax purposes, with the exception to the Canadian operations of Vivid Seats Canada Ltd. (formerly Fanxchange Ltd.), which we acquired in 2019. Hoya Intermediate’s taxable income or loss is passed through to its members, including VSI. VSI files and pays corporate income taxes for U.S. federal and state income tax purposes. We anticipate this structure to remain in existence for the foreseeable future.

VIVID SEATS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Components of (loss) income from continuing operations before income taxes for the years ended December 31 were as follows (in thousands):

	2022	2021	2020
United States	$68,416	$(17,859)	$(763,664)
Foreign	773	(966)	(10,521)

Total (loss) income before income taxes	$69,189	$(18,825)	$(774,185)

Prior to 2021, we did not incur material amounts of income tax expense or have material income tax liability or deferred tax balances.

During the years ended December 31, 2022 and 2021, significant components of income tax (expense) benefit were as follows (in thousands):

	2022	2021
Current
U.S. Federal	$15	$—
State & Local	248	304
Foreign	—	—

Total current income tax expense (benefit)	263	304

Deferred
U.S. Federal	—	—
State & Local	—	—
Foreign	(1,853)	—

Total deferred income tax expense (benefit)	(1,853)	—

Total income tax expense (benefit)	$(1,590)	$304

A reconciliation of income taxes computed at the U.S. federal statutory income tax rate of 21% for 2022 and 2021 to our income tax (expense) benefit was as follows:

	2022	2021
At U.S. statutory tax rate	21.0%	21.0%
State income taxes	1.8%	(1.1)%
Foreign rate differential	0.1%	0.3%
Pass-through loss / (income)	—%	(14.3)%
Noncontrolling interest	(12.3)%	(2.7)%
Change in valuation allowance	(23.1)%	(3.5)%
Deferred tax partnership adjustment	10.1%	—%
Warrants remeasurement	—%	(1.4)%
Research & Development Credit	(0.5)%	—%
Other	0.6%	0.1%

Total income tax expense (benefit)	(2.3)%	(1.6)%

VIVID SEATS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and 2021, our deferred tax balances consisted of the following (in thousands):

	2022	2021
Deferred Tax Assets
Net operating loss	$12,740	$9,670
Interest carryforwards	15,919	15,206
Investment in partnerships	91,302	120,706
Other	748	132

Total deferred tax assets	120,709	145,714

Valuation allowance	(118,734)	(145,668)

Total deferred tax assets net of valuation allowance	1,975	46

Deferred Tax Liabilities
Other	122	46

Total Deferred Tax Liabilities	122	46

Net Deferred Tax Assets / (Liabilities)	$1,853	$—

We recognize deferred tax assets to the extent we believe these assets are more likely than not to be realized. Valuation allowances have been established primarily with regard to the tax benefits of certain net operating losses, tax credits, as well as its investment in partnership. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent results of operations. After considering all those factors, we recorded a $118.7 million valuation allowance against our deferred tax assets, as we have determined these assets are not more likely than not to be realized as of December 31, 2022.

Excluded from the deferred tax asset for investment in partnerships above is a portion of the income tax basis in the partnership investment which will only reverse upon sale as a capital loss. As the Company does not expect to have sufficient sources of future capital gains to offset this future capital loss, the Company has not recorded a deferred tax asset for this portion of the basis difference in the investment in the partnership.

The deferred tax asset valuation allowance and changes were as follows (in thousands):

	2022	2021
Balance at beginning of period	$145,668	$1,828
Other(1)	(6,154)	—
Charged to costs and expenses	(15,961)	646
(Credited) charged to other accounts	(4,819)	143,194
Deductions	—	—

Ending balance	$118,734	$145,668

(1)

This relates to a true-up of the investment in partnership deferred tax asset and related valuation allowance which has been updated to remove the basis that will only reverse upon sale as a capital loss.

As of December 31, 2022, we determined that there is sufficient positive evidence to conclude that it is more likely than not that our Canadian deferred taxes of $1.9 million are realizable. We therefore reduced the valuation allowance accordingly. We expect to continue maintaining a full valuation allowance on our U.S. net deferred tax asset until there is sufficient positive evidence to support the reversal of a portion of this allowance. However,

VIVID SEATS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

given our current earnings and anticipated future earnings, we believe that there is a reasonable possibility that within the next 3-6 months, sufficient positive evidence may become available to allow us to reach a conclusion that a significant portion or the entirety of the valuation allowance will no longer be necessary to be recorded against our U.S. net deferred tax assets. Release of the valuation allowance would result in the recognition of previously unrecognized deferred tax assets and an income tax benefit in the period in which the release of the valuation allowance is recorded. However, the exact timing and amount of the valuation allowance release are subject to change on the basis of the level of positive evidence becoming available.

At December 31, 2022, we had U.S. state operating loss carryforwards totaling $23.0 million, U.S. federal operating loss carryforwards totaling $45.5 million. The U.S. federal and state operating loss carryforwards begin to expire in 2029 with $46.4 million of the operating loss carryforwards having no expiration date.

At December 31, 2022, with respect to our operations outside the U.S., we had foreign operating loss carryforwards totaling $5.3 million. The foreign operating loss carryforwards begin to expire in 2037.

At December 31, 2022, we were not indefinitely reinvested on undistributed earnings from our foreign operations and the deferred tax liability associated with the future repatriation of these earnings is expected to be immaterial.

ASC 740, Income Taxes, prescribes a recognition threshold of more-likely-than not to be sustained upon examination as it relates to the accounting for uncertainty in income tax benefits recognized in an enterprise’s financial statements. Our unrecognized tax benefits which relate to a tax refund are as follows:

2022
Balance at beginning of the year	$—
Tax positions taken in the prior year	7,500

Balance at end of the year	$7,500

We classified interest and penalties associated with income taxes in income tax expense (benefit) within the consolidated statements of operations. We did not recognize any interest and penalties during 2022. There was no liability recognized related to interest and penalties as of December 31, 2022. The total amount of gross unrecognized tax benefits that, if recognized, would impact the effective tax rate is $7.5 million as of December 31, 2022.

We are subject to routine audits by taxing jurisdictions. The periods subject to tax audits are 2018 through 2022. There are currently no audits for any tax periods in progress.

20. EQUITY-BASED COMPENSATION

The 2021 Incentive Award Plan (“2021 Plan”) was approved and adopted to facilitate the grant of equity incentive awards to our employees, directors and consultants. The 2021 Plan became effective on October 18, 2021 upon closing of the Merger Transaction.

RSUs

We award RSUs to our employees, directors and consultants. RSUs vest generally over periods from one to three years from issuance. We account for forfeitures of outstanding, but unvested grants, in the period they occur.

VIVID SEATS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

A summary of activity for RSUs is as follows (in thousands):

	Shares	Weighted-Average Grant Date Fair Value Per Share
Unvested at December 31, 2021	1,378	$12.86
Granted	1,787	9.92
Forfeited	(290)	11.24
Vested	(324)	12.86

Unvested at December 31, 2022	2,551	$10.99

Stock options

On October 19, 2021, we granted 3.1 million stock options at an exercise price of $13.09 and 1.0 million stock options at an exercise price of $15.00 to certain employees. The fair value of stock options granted during 2021 is estimated on the grant date using the Hull-White model. On March 11 ,2022, we granted 2.6 million stock options at an exercise price of $10.26 and grant fair value of $3.99 per option, and on November 11, 2022, we granted 0.1 million stock options at an exercise price of $8.22 and grant fair value of $3.66, to certain employees. The fair value of stock options granted during 2022 is estimated on the grant date using the Black-Scholes model.

Stock options provide for the purchase of shares of our Class A common stock in the future at an exercise price set on the grant date. These stock options vest over three years, with one-third vesting upon the one-year anniversary of the grant date and the remaining portion vesting on a quarterly basis thereafter. The stock options have a contractual term of ten years from the date of the grant, subject to the employee’s continued service through the applicable vesting date.

The following assumptions were used to calculate the fair value of our stock awards:

	November 11, 2022	March 11, 2022	October 19, 2021
Estimated volatility	40.0%	37.5%	28.0%
Expected term (years)	5.9	5.9	10.0
Risk-free rate	3.9%	2.0%	1.7%
Expected dividend yield	0.0%	0.0%	0.0%

A summary of activity for stock options is as follows (in thousands):

	Outstanding Options	Weighted Average Exercise Price Per Option	Weighted Average Remaining Contractual Life (in Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2021	4.1	$13.39
Granted	2.7	10.17
Forfeited	(0.6)	12.03
Expired	(0.1)	13.39

Outstanding at December 31, 2022	6.1	$12.09	9	$—

Vested and exercisable at December 31, 2022	1.0	$13.38	9	$—

VIVID SEATS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

No options were vested and exercisable as of December 31, 2021. The weighted-average grant-date fair value per stock options outstanding as of December 31, 2022 and 2021 was $3.82 and $3.71, respectively. The weighted-average grant-date fair value for stock options forfeited was $3.83 during the year ended December 31, 2022. The weighted-average grant-date fair value for stock options vested was $3.71 during the year ended December 31, 2022. During 2022, the total fair value of options vested was $3.5 million.

Profits interest and Phantom Units

Prior to the Merger Transaction, certain members of management received equity-based compensation awards for profits interest in Hoya Topco in the form of Incentive Units, Phantom Units, Class D Units, and Class E Units. Each incentive unit vests ratably over five years and accelerates upon a change in control of Hoya Topco. We do not expect any future profits interest to be granted after the Merger Transaction. The fair value of the incentive units granted is estimated using the Black-Scholes option-pricing model.

The Black-Scholes option-pricing model requires certain subjective inputs and assumptions, including the fair value Hoya Topco’s equity, the expected term, risk-free interest rates, and expected equity volatility. The fair value of incentive units is recognized as equity-based compensation expense on a straight-line basis over the requisite service period. We account for forfeitures as they occur. Changes in assumptions made on expected term, the risk-free rate of interest, and expected volatility can materially impact the estimate of fair value and ultimately how much share-based compensation expense is recognized. The expected term is estimated based on the timing and probabilities until a major liquidity event. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant and corresponds to the expected term. The expected volatility is estimated on the date of grant based on the average historical stock price volatility of comparable publicly-traded companies.

The following table summarizes the Hoya Topco Incentive Units, Class D Units, and Class E Units for the years ended December 31, 2022, 2021, and 2020:

	Class B-1 Units		Class D Units		Class E Units
	Number of Incentive Units	Weighted Average Grant Date Fair Value	Number of Incentive Units	Weighted Average Grant Date Fair Value	Number of Incentive Units	Weighted Average Grant Date Fair Value
Balances at January 1, 2020	—	—	832,510	$15.63	500,765	$25.46

Units granted	905,000	2.32	1,755,000	0.89	—	—
Units repurchased	—	—	(97,604)	15.95	—	—
Units forfeited	(50,000)	2.32	(441,666)	7.81	—	—

Balances at December 31, 2020	855,000	$2.32	2,048,240	$4.67	500,765	$25.46

Units granted	—	—	—	—	—	—
Units repurchased	—	—	—	—	—	—
Units forfeited	(10,000)	2.32	(60,400)	7.01	—	—

Balances at December 31, 2021	845,000	$2.32	1,987,840	$4.60	500,765	$25.46

Units granted	—	—	—	—	—	—
Units repurchased	—	—	—	—	—	—
Units forfeited	(9,000)	2.32	(35,510)	2.91	—	—

Balances at December 31, 2022	836,000	$2.32	1,952,330	$4.60	500,765	$25.46

VIVID SEATS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Compensation expense

For the years ended December 31, 2022, 2021 and 2020, equity-based compensation expense related to RSUs was $8.4 million, $0.8 million and zero, respectively. Unrecognized compensation expense relating to unvested RSUs as of December 31, 2022, was approximately $26.6 million, which is expected to be recognized over a weighted average period of approximately three years.

For the years ended December 31, 2022, 2021 and 2020, equity-based compensation expense related to stock options was $6.2 million, $0.8 million and zero, respectively. Unrecognized compensation expense relating to unvested stock options as of December 31, 2022, was approximately $19.1 million, which is expected to be recognized over a weighted average period of approximately three years.

For the years ended December 31, 2022, 2021 and 2020, equity-based compensation expense related to profit interests was $4.5 million, $4.4 million and $4.3 million, respectively. Unrecognized compensation expense as of December 31, 2022 related to these incentive units was $4.5 million, which is expected to be recognized over a weighted average period of approximately two years.

For the year ended December 31, 2022, equity-based compensation expense excludes $0.1 million related to capitalized development costs.

Our Board declared a special dividend of $0.23 per share to holders of Class A common stock on October 18, 2021, which we paid on November 2, 2021. On November 2, 2021, the exercise price of outstanding options was modified and reduced by the same $0.23 per share. The amount recognized in the compensation expense relating to stock option modifications for the year ended December 31, 2021 is immaterial.

21. EARNINGS PER SHARE

We calculate basic and diluted net income (loss) per share of Class A common stock in accordance with ASC 260, Earnings per Share. Class B common stock does not have economic rights in VSI and as a result, is not considered a participating security for basic and diluted income (loss) per share. As such, basic and diluted income (loss) per share of Class B common stock has not been presented. However, holders of Class B common stock are allocated income in Hoya Intermediate (our operating entity) according to their weighted average percentage ownership of Intermediate Units during each quarter.

Net loss attributable to redeemable noncontrolling interests is calculated by multiplying Hoya Intermediate’s net income (loss) incurred in each quarterly period by Hoya Topco’s weighted average percentage ownership of Intermediate Units during the period.

The following table provides the net income (loss) attributable to Hoya Topco’s redeemable noncontrolling interest for the year ended December 31, 2022 and the period from October 18, 2021 to December 31, 2021:

	2022	2021
Net income (loss)—Hoya Intermediate	$70,794	$(5,024)
Hoya Topco’s weighted average % allocation of Hoya Intermediate’s net income (loss)	59.5%	59.9%

Net income (loss) attributable to Hoya Topco’s redeemable noncontrolling interests	$42,117	$(3,010)

Net income (loss) to Class A common stock–basic is calculated by subtracting the portion of Hoya Intermediate’s net loss attributable to redeemable noncontrolling interests from our total net loss, which includes our net loss for

VIVID SEATS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

activities outside of our investment in Hoya Intermediate as well as the full results of Hoya Intermediate on a consolidated basis.

Net income (loss) per Class A common stock–diluted is based on the average number of shares of Class A common stock used for the basic earnings per share calculation, adjusted for the weighted-average number of common share equivalents outstanding for the period determined using the treasury stock method and if-converted method, as applicable. Net income (loss) attributable to Class A common stockholders–diluted is adjusted for our share of Hoya Intermediate’s consolidated net loss after giving effect to Intermediate Units that convert into potential shares of Class A common stock, to the extent it is dilutive. In addition, Net income (loss) attributable to Class A common stockholders–diluted is adjusted for the impact of changes in the fair value of Hoya Intermediate Warrants, to the extent they are dilutive.

VIVID SEATS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following tables set forth the computation of basic and diluted net income (loss) per share of Class A common stock for the year ended December 31, 2022 and the period from October 18, 2021 to December 31, 2021 where we had Class A and Class B common stock outstanding (in thousands, except share and per share data):

	2022	2021
Numerator—basic:
Net income (loss)	$70,779	$(6,293)
Less: (Income) loss attributable to redeemable noncontrolling interests	(42,117)	3,010

Net income (loss) attributable to Class A Common Stockholders—basic	28,662	(3,283)

Denominator—basic:
Weighted average Class A common stock outstanding—basic	80,257,247	77,498,775

Net income (loss) per Class A common stock—basic	$0.36	$(0.04)

Numerator—diluted:
Net income (loss) attributable to Class A Common Stockholders—basic	$28,662	$(3,283)
Net income (loss) effect of dilutive securities:
Effect of dilutive Exercise Warrants	55	—
Effect of dilutive RSUs	6	—
Effect of dilutive noncontrolling interests	42,056	—
Effect of dilutive Hoya Intermediate Warrants	—	(123)

Net income (loss) attributable to Class A Common Stockholders—diluted	70,779	(3,406)

Denominator—diluted:
Weighted average Class A common stock outstanding—basic	80,257,247	77,498,775
Weighted average effect of dilutive securities:
Effect of dilutive Exercise Warrants	258,906	—
Effect of dilutive RSUs	28,228	—
Effect of dilutive noncontrolling interests	118,200,000	—

Weighted average Class A common stock outstanding—diluted	198,744,381	77,498,775

Net income (loss) per Class A common stock—diluted	$0.36	$(0.04)

Potential shares of common stock are excluded from the computation of diluted net income per share if their effect would have been anti-dilutive for the period presented or if the issuance of shares is contingent upon events that did not occur by the end of the period.

VIVID SEATS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following tables present potentially dilutive securities excluded from the computation of diluted net income per share for the periods presented that could potentially dilute earnings per share in the future:

	2022	2021
RSUs	1,224,919	1,378,111
Stock options	6,300,837	4,061,486
Public Warrants and Private Warrants	13,286,644	24,652,569
Exercise Warrants	17,000,000	34,000,000
Hoya Intermediate Warrants	6,000,000	4,000,000
Shares of Class B common stock	—	118,200,000

We analyzed the calculation of income (loss) per share for periods prior to the Merger Transaction and determined that it resulted in values that would not be meaningful to the users of the consolidated financial statements. Therefore, income (loss) per share information has not been presented for periods prior to the Merger Transaction.

16,000,000 Shares

Vivid Seats Inc.

Class A Common Stock

PRELIMINARY PROSPECTUS SUPPLEMENT

May 17, 2023

Citigroup	Morgan Stanley

BofA Securities	Deutsche Bank Securities	RBC Capital Markets	William Blair

Canaccord Genuity	D.A. Davidson & Co.	Piper Sandler	Raymond James

Academy Securities	Loop Capital Markets	Penserra Securities LLC	Tigress Financial Partners